Form 20-F
period 2010-12-31
SYSWIN Inc.
filed 2011-05-03
CIK 1497862

As filed with the Securities and Exchange Commission on May 3, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-34961

SYSWIN Inc.
(Exact name of Registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)

9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, The People’s Republic of China Tel: (8610) 8497-8088
(Address of principal executive offices)

Kai Li, Chief Financial Officer — Tel: (8610) 8497-8088, Fax: (8610) 8497-8788 9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American depositary shares, each representing four (4) ordinary shares	New York Stock Exchange
Ordinary shares, par value US$0.0000008 per share*

* Not for trading, but only in connection with the registration of the American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

- As of December 31, 2010, 193,275,000 ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

SYSWIN Inc.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless otherwise indicated, references in this Annual Report on Form 20-F, or “Annual Report” to:

•                  “we,” “us,” “our” and “our company” are to SYSWIN Inc., a Cayman Islands company, its predecessor entities and its subsidiaries, and the consolidated entities (as defined below);

•                  “our PRC entities” are to Syswin Zhi Di and our consolidated entities;

•                  “our consolidated entity” are to Syswin Xing Ye; and “our consolidated entities” are to Syswin Xing Ye and its subsidiaries;

•                  “Syswin Zhi Di” are to Beijing Syswin Zhi Di Technology Limited, our subsidiary in the PRC;

•                  “Syswin Xing Ye” are to Beijing Syswin Xing Ye Real Estate Brokerage Company Limited, our consolidated variable interest entity;

•                  “Mr. Chen” are to Mr. Liangsheng Chen, a PRC citizen, our founder, chief executive officer and one of our shareholders;

•                  “Mr. Tao” refers to Mr. Hongbing Tao, a PRC citizen, our president and one of our shareholders;

•                  “ADSs” are to our American depositary shares, each of which represents four of our ordinary shares;

•                  “ADRs” refer to the American depositary receipts, which evidence our ADSs;

•                  “shares” or “ordinary shares” are to our ordinary shares, par value US$0.0000008 per share;

•                  “China” and the “PRC” refer to the People’s Republic of China excluding, for the purpose of this Annual Report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “Northern China” are to the select major cities in northern China surveyed by China Index Academy in its research report, including Beijing, Tianjin, Shijiazhuang, Hohhot, Shenyang, Dalian, Yantai, Changchun, Harbin, Taiyuan, Jinan, Qingdao, Yinchuan and Xining;

•                  “SAFE” are to the State Administration of Foreign Exchange of the PRC;

•                  “U.S. GAAP” are to accounting principles generally accepted in the United States;

•                  “RMB” and “Renminbi” are to the legal currency of China; and

•                  “US$” and “U.S. dollars” are to the legal currency of the United States.

The financial statements presented in this Annual Report have been prepared using Renminbi as the reporting currency. For your convenience, this Annual Report contains translations of certain Renminbi amounts into U.S. dollar amounts. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.6000 to US$1.00, the noon buying rate as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2010.  We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

On November 3, 2010, we effected a 12,500-for-1 share split whereby all of our authorized (issued and unissued) ordinary shares of par value US$0.01 each were divided into ordinary shares of par value US$0.0000008 each. As a result, the number of our issued and outstanding ordinary shares increased from 12,390 shares to 154,875,000 shares. All share and per share information in this Annual Report gives effect to the share split unless the context indicates otherwise.

We completed our initial public offering of 9,600,000 ADSs, representing 38,400,000 ordinary shares, on November 30, 2010.  Our ADSs are listed on the New York Stock Exchange under the symbol “SYSW”.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, http://www.syswin.com, is not part of this Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that are “forward looking statements” in relation to future events, including our intent, our plans, our future operating results and conditions, our prospects and our future financial performance and condition. These forward looking statements are made in reliance on the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may differ materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned, or otherwise stated. We identify in this Annual Report in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere, some, but not necessarily all, of the important factors that could cause these differences. The forward-looking statements include, among other things, statements relating to:

•                  our anticipated growth strategies;

•                  our future business development, results of operations and financial condition;

•                  our contract pipeline amounts;

•                  expected changes in our revenue and certain cost or expense items;

•                  our ability to attract clients and further enhance our brand recognition; and

•                  trends and competition in the real estate services industry.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report, and the documents that we reference in this Annual Report and have filed as exhibits to the Annual Report, completely and with the understanding that our actual future results may be materially different from our expectations.

PART I

Item 1.            Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.            Offer Statistics and Expected Timetable.

Not applicable.

Item 3.            Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected consolidated financial data presented below as of and for each of the years in the four-year period ended December 31, 2010, are derived from our audited consolidated financial statements and have been prepared and presented in accordance with U.S. GAAP.  The consolidated financial statements as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010, are included elsewhere in this Annual Report.  Historical results are not necessarily indicative of the results to be expected for any future period.

We have not included financial information as of and for the year ended December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial information as of and for each of the years in the four-year period ended December 31, 2010, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and per share data)
Consolidated Statement of Operations Data:

Net revenue	326,979	276,003	432,736	629,022	95,306
Cost of sales	(72,303)	(75,979)	(131,193)	(197,619)	(29,942)
Gross profit	254,676	200,024	301,543	431,403	65,364
Selling, marketing and administrative expenses	(65,563)	(82,577)	(84,545)	(151,724)	(22,989)
Income from operations	189,113	117,447	216,998	279,679	42,375
Interest expenses	—	(922)	(147)	—	—
Interest income	112	81	864	2,340	355
Foreign currency exchange loss	—	—	(576)	(1,486)	(225)
Other (expenses) / income—net	(10)	(1,283)	1,285	3,195	484
Income from continuing operations before income tax	189,215	115,323	218,424	283,728	42,989
Income tax	(67,010)	(31,646)	(53,968)	(74,088)	(11,225)
Income from continuing operations	122,205	83,677	164,456	209,640	31,764
Loss from discontinued operations, net(1)	—	(1,354)	(12,039)	(20,054)	(3,038)
Net income	122,205	82,323	152,417	189,586	28,726
Non-controlling interest	(1,288)	(87)	—	—	—
Net income attributable to Syswin Inc.	120,917	82,236	152,417	189,586	28,726

Amount attributable to Syswin Inc.
Income from continuing operations	120,917	83,590	164,456	209,640	31,764
Loss from discontinued operations, net	—	(1,354)	(12,039)	(20,054)	(3,038)
Net income attributable to Syswin Inc.	120,917	82,236	152,417	189,586	28,726

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
Income per share from continuing operations attributable to Syswin Inc., basic and diluted	0.78	0.54	1.06	1.32	0.20
Loss per share from discontinued operations, net attributable to Syswin Inc., basic and diluted	—	(0.01)	(0.08)	(0.13)	(0.02)
Net income attributable to Syswin Inc. per share, basic and diluted	0.78	0.53	0.98	1.19	0.18
Shares used in calculating income per share, basic and diluted	154,875,000	154,875,000	154,875,000	158,872,808	158,872,808
Cash dividends per share	0.13	0.68	—	1.74	0.26

(1)  We began operations of a secondary real estate brokerage services business in 2008, and transferred such business to entities controlled by Mr. Chen in August 2010. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Mr. Chen—Acquisitions and disposals.” As a result, the results of such business have been presented as discontinued operations for all periods presented in this Annual Report.

	As of December 31,
	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet data:

Cash and cash equivalents	25,597	20,929	194,828	581,765	88,146
Accounts receivable, net	94,838	107,761	238,450	281,374	42,632
Other receivables	8,359	16,650	16,549	16,502	2,500
Property and equipment, net	11,070	21,467	152,046	50,165	7,601
Real estate properties held for lease, net	—	—	13,699	—	—
Total assets	234,942	237,790	642,388	982,797	148,908
Accrued expenses and other current liabilities	23,057	35,503	139,238	134,256	20,341
Income tax payable	62,464	56,817	21,763	28,109	4,259
Total liabilities	85,521	112,320	161,001	179,996	27,272
Total shareholders’ equity	149,421	125,470	481,387	802,801	121,636
Total liabilities and shareholders’ equity	234,942	237,790	642,388	982,797	148,908

Exchange rates

Our business is primarily conducted in China, and all of our revenue and expenses are denominated in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.6000 to US$1.00, the noon buying rate as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2010. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

The following table sets forth, for the periods indicated, information concerning exchange rates between the Renminbi and the U.S. dollar based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by Federal Reserve Bank of New York and the H.10 weekly statistical release of the Federal Reserve Board for the period ends indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	(RMB per US$1.00)
	Period End	Average (1)	High	Low
Year ended December 31
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7605	6.8330	6.6000

Month
October 2010	6.6705	6.6675	6.6912	6.6397
November 2010	6.6670	6.6538	6.6892	6.6330
December 2010	6.6000	6.6497	6.6745	6.6000
January 2011	6.6017	6.5964	6.6364	6.5809
February 2011	6.5713	6.5761	6.5965	6.5520
March 2011	6.5483	6.5645	6.5743	6.5483
April 2011 (through April 29)	6.4900	6.5267	6.5477	6.4900

(1)  Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

On April 29, 2011, the noon buying rate was RMB6.4900 to US$1.00.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Investing in our securities involves a high degree of risk. Investors should carefully consider all of the information set forth in this Annual Report, including the following risk factors. Additional risks not currently known to us or that we presently deem immaterial may also affect our business operations. Our business, financial condition or results of operations could be materially or adversely affected by any of these risks. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our business is susceptible to fluctuations in the real estate market in China, which is volatile and at an early stage of development. Any significant fluctuations in this market could have a material adverse effect on our revenue, profitability and growth prospects.

We conduct our real estate services business in China, and our business depends substantially on the conditions of the real estate market in China. The real estate market in China remains at an early stage of development, and social, political, economic and other factors may affect its development. The growth in demand for private residential property in China in recent years has often been coupled with volatile market conditions and fluctuations in property prices. The PRC property market may experience undersupply or oversupply of available-for-sale properties and property price fluctuations caused by economic, social, political and other factors. For example, following a period of rising property prices and transaction volumes in most major cities from 2003 to 2007, the property market of China experienced a downturn in 2008 which continued into the first quarter of 2009, with transaction volumes in many major cities declining significantly compared to 2007. Average selling prices also declined in many cities during such period. Since early 2009, China’s real estate market has rebounded and many cities have experienced increases in property prices and transaction volumes. The recovery in 2009 coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Since April 2010, after the PRC government began adopting a series of measures to cool down the overheating property market and to curb the excessive lending in real estate industry, transaction volumes in the property market in selected cities in China, such as Beijing, Shanghai and Shenzhen, have declined significantly. Any future downturns in the real estate sector or other adverse changes in the economic, social and political environment in China may result in decreases in property prices and overall transaction activities, which could materially and adversely affect our revenue, profitability and growth prospects.

Adverse developments in general business and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Consistent with the real estate market in China in general, our business and operations are sensitive to general business and economic conditions globally and in China. A number of general business and economic factors could contribute to a real estate market downturn and adversely affect our business, including:

•                 any systemic weakness in the banking and financial sectors;

•                  any substantial declines in the stock markets or continued stock market volatility;

•                  any increase in levels of unemployment;

•                  a lack of available credit and lack of confidence in the financial sector;

•                  changes in interest rates;

•                 changes in inflation or deflation levels; and

•                  any general economic downturn in China or the global economy, or a lack of consumer confidence in the economy.

In particular, the global financial crisis that began in 2008 has adversely affected the United States, Europe and other world economies, including China. Our 2008 operating results were also adversely affected as a result. In addition, the global financial crisis resulted in a tightening in credit markets, a low level of liquidity in many financial markets and increased volatility in credit and equity markets. Adverse developments in these general business and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Our revenue, profitability and future prospects could be materially and adversely affected by any government policies and regulatory measures influencing China’s real estate industry.

The real estate market in China is typically affected by changes in government policies and regulatory measures affecting the property market, financial markets and related areas. In the past, the PRC government adopted various policies and regulatory measures to curb what it perceived as unsustainable growth in the real estate market, particularly at times when the real estate market in China has experienced rapid and significant growth. In 2007, property sales volumes and average selling prices in China increased rapidly to unprecedented levels, culminating in a property market downturn beginning in late 2007 due to the PRC government’s intervention in the real estate market to stabilize market prices and reduce the level of speculation in the property market. Property sales in China recovered in 2009 and experienced significant growth thereafter until early 2010.

On April 17, 2010, the State Council issued the Notice on Firmly Preventing Overly Fast Growth of Real Property Price in Certain Cities, or the April Notice, which stipulated that a property purchaser’s down payment for such purchaser’s first property purchase must not be less than 30% of the purchase price if gross floor area of the property is larger than 90 square meters; a purchaser’s down payment for such purchaser’s second property purchase must not be less than 50% of the purchase price and the mortgage loan interest rate must not be less than 1.1 times the base lending rate published by the People’s Bank of China, or the PBOC; and a purchaser’s down payment and mortgage loan interest rate must significantly increase for such purchaser’s third and additional property purchases. In addition, in areas with short supply in residential properties and rapid property price increase, commercial banks may suspend the granting of mortgage loans for the third and additional property purchases or to non-residents without proof of tax or social security payment of more than one year. The local governments may also adopt interim measures restricting the maximum number of residential properties that may be purchased by an individual buyer.

On September 29, 2010, the Ministry of Housing and Urban-rural Development, the People’s Bank of China, the China Banking Regulatory Commission and the Ministry of Finance promulgated a series of administrative rules, or the September Rules, to further implement the April Notice. The September Rules require that commercial banks suspend granting of mortgage loans on a nationwide basis (i) for any third or additional property purchases of any purchaser or (ii) to any non-resident purchaser unable to provide proof of tax or social security payment for more than one year. The September Rules stipulate that a property purchaser’s down payment for the first property purchase must not be less than 30% of the purchase price regardless of the gross floor area of the property purchased. The September Rules further require that legal requirements as set forth in the April Notice regarding a property purchaser’s down payment for his second property purchase and the applicable loan interest rate be strictly implemented. The September Rules also revoke certain preferential individual income tax treatment to the purchaser who sells his residential property and purchases another residential property within one year of the sale.

On January 26, 2011, the State Council issued the Notice of the State Council on Issues Related to Further Enhancing the Regulation and Control of Real Estate Market, or the January Notice. According to the January Notice, for those households who purchase a second house using a mortgage loan, the down payment may not be lower than 60% of the purchase price regardless of the gross floor area of the property purchased. The mortgage loan interest may not be lower than 1.1 times the base lending rate published by the PBOC. The respective branches of the PBOC may raise the down payment ratio and mortgage interest rate on mortgage loans for a second home purchase based on the price control targets set by the local People’s Government, the policy requirements set by the State Council and the national unified credit policies. In addition, under the January Notice, all municipalities, cities specifically designated in the State plan, provincial capitals and cities in which housing prices are excessively high or rising rapidly, or the affected areas, are required to formulate and implement measures to restrict home purchases prior to mid-February 2011. Other  affected cities are required to formulate and implement measures to restrict home purchases within an appropriate time frame determined according to the respective situations of the local real estate markets. Under the January Notice, no residential property may be sold to households with a local registered residence in any of the affected areas owning two or more pieces of residential property, households without a local registered residence owning one or more pieces of residential property, or households without a local registered residence that are unable to submit a local tax payment certificate or proof of social insurance contributions for a minimum period to be further stipulated by local governments. In addition, no more than one piece of residential property (including newly constructed commodity housing and second-hand housing) may be sold to households with a local registered residence in any of the affected areas owning no other residential property or households without a local registered residence that are able to submit a local tax payment certificate or proof of social insurance contributions for a minimum period to be further stipulated by local governments. As of April 13, 2011, the governments of 34 cities, including Beijing, Shanghai, Suzhou, Tianjin, Nanjing, Chengdu, Jinan, Qingdao, Hangzhou, Xi’an, Yinchuan, Taiyuan, Guiyang, Shenyang and Dalian, have respectively promulgated local measures to restrict housing purchases in accordance with the January Notice.

As a result of these measures to cool down the overheating property market and to curb the excessive lending in real estate industry, transaction volumes in the property market in selected cities in China, such as Beijing, Shanghai and Shenzhen, have declined significantly.

As a primary real estate services provider, we are significantly affected by these government policies and regulatory measures as we primarily generate revenue based on the successful property transactions to which we provide primary real estate sales agency and consultancy services.

Consequently, any of the following could cause a decline in property sales volumes and average selling prices as well as the related revenue we generate from our business:

•                  any contractionary monetary policy adopted by the PRC government, including any significant rise in interest rates;

•                  any adverse development in the credit markets or mortgage financing markets resulting from PRC government policies, such as the recent government efforts to significantly increase the level of minimum down payment and applicable interest rate for property purchases based on the nature of the property and the number of properties already owned by the purchaser;

•                  any significant increase in transaction costs as a result of changes in PRC government policies regarding real estate transaction taxes, such as the recent announcement regarding the reinstatement of a business tax on residential property sales by individuals within five years of purchase;

•                  any adverse change in PRC government policies regarding the acquisition and/or ownership of real estate property;

•                  any adverse change in PRC national or local government policies or practices regarding primary real estate sales agency and consultancy business or related fees and commissions; or

•                  any other adverse change in PRC government policies or regulations regarding the real estate industry.

The primary real estate sales agency and consultancy services industry in China is relatively new and rapidly evolving, and if this industry does not develop or mature as quickly as we expect, the growth and success of our business may be materially and adversely affected.

Our development has depended, and will continue to depend, substantially on the growth of the primary real estate sales agency and consultancy services industry in China and in specific regions where we operate, which is relatively new. The development of the real estate services industry depends on, among others, real estate developers’ continuing outsourcing of property sales and other functions to professional real estate services companies in specific regions where we operate in China. As a new NYSE-listed company, we have, and will continue to, incur significant legal, accounting and other expenses, including those incurred in connection with compliance with regulations and rules relating to disclosure, financial reporting and control and corporate governance, that we did not have as a private company prior to our initial public offering. The failure of the real estate services industry to develop rapidly in China may materially and adversely affect the growth and success of our business.

It is difficult to evaluate our results of operations and future prospects due to our limited operating history in the primary real estate sales agency and consultancy services industry.

We began focusing on providing primary real estate services in the second half of 2004, initially in Beijing. Accordingly, we have a limited operating history in the primary real estate sales agency and consultancy services industry from which you can evaluate our business and future prospects. Our net revenue from the primary real estate sales agency and consultancy services business fluctuated, recording RMB276.0 million, RMB432.7 million and RMB629.0 million in net revenue for 2008, 2009 and 2010, respectively. We may not be able to continue our growth at rates similar to those at which we have recently grown, if at all, because, among other reasons, we may not be able to maintain the current level of business operations or to expand our business operations into other geographic regions in future periods. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, results of operations and financial condition. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

We significantly relied on business from a single project in Beijing in 2008, 2009 and 2010.

During the three years ended December 31, 2010, the Guo’ao Project had significantly affected our operating results in a number of aspects. The Guo’ao Project consisted of properties used as the Olympic Village during the Beijing 2008 Olympic Games. In 2008, 2009 and 2010, net revenue derived from the Guo’ao Project accounted for approximately 50.8%, 35.1% and 16.7%, respectively, of our total net revenue. The Guo’ao Project was our single largest project in terms of revenue contribution during the three years ended December 31, 2010.

Our historical effective commission rate has been positively affected by the Guo’ao Project. In 2008, 2009 and 2010, our effective commission rate was 2.4%, 1.4% and 1.2%, respectively. Excluding the Guo’ao Project, our effective commission rates would have been 1.3%, 1.0% and 1.0% in 2008, 2009 and 2010, respectively. Our effective commission rate for the Guo’ao Project primarily reflected the significant amount of net revenue derived from incentive commissions as a result of an increase in average selling price of the Guo’ao Project, coupled with supplemental commissions for overall sales and marketing services we provided to our developer client. In particular, during the three years ended 2010, our net revenue derived from the Guo’ao Project’s incentive commissions represented a majority of our total net revenue derived from the Guo’ao Project. We believe the historical effective commission rates for the Guo’ao Project will become relatively uncommon in the future. In addition, our overall gross margins in these periods were also affected by the Guo’ao Project. In 2008, 2009 and 2010, our gross margin was 72.5%, 69.7% and 68.6%, respectively. Excluding the impact of the Guo’ao Project, our gross margin would have been 56.4%, 63.0% and 67.2% in 2008, 2009 and 2010, respectively. See “Item 5.A.—Operating and Financial Review and Prospects—Operating Results—Specific Factors Affecting Our Financial Condition and Operating Results—Changes in commission rates” for a detailed discussion of the commission rates of the Guo’ao Project.”

As of December 31, 2010, 0.5% of the Guo’ao Project in terms of the aggregate saleable gross floor area, or 25.4 thousand square meters, had not been sold yet. As the project comes to a conclusion, we expect that we will no longer benefit from the higher commission rates and gross margins from this project in future periods. Our net revenue from this project as a percentage of our total net revenue will decline as we continue to diversify our client base.

We rely on business from a limited number of clients. Any loss of business from a significant client may materially and adversely affect our revenue, profit and other aspects of our results of operations.

In 2008, 2009 and 2010, net revenue derived from services we rendered to our largest five clients, which were all property developers, accounted for approximately 84.3%, 70.1% and 64.1%, respectively, of our total net revenue. Excluding net revenue derived from the Guo’ao Project, our largest four clients would have collectively accounted for 68.0%, 54.0% and 56.9% of our total net revenue in 2008, 2009 and 2010, respectively. We cannot assure you that we will be able to maintain or improve our relationships with these major clients, or that we will be able to continue to render services to these clients at current levels, or at all. In addition, any decline in our major clients’ business could lead to a decline in service engagements with these clients. Should these property developer clients terminate or substantially reduce their business with us and we fail to find alternative clients to provide us with revenue-generating business, our revenue, profit and other aspects of results of operations may be materially and adversely affected.

We may be subject to administrative fines or penalties in the event that the relevant PRC government authorities determine that we are in violation of the statutory limitation on real estate sales agency commission rates.

Pursuant to the Real Property Intermediary Service Charges Circular promulgated by China’s State Planning Commission (the predecessor authority of National Development and Reform Commission) and China’s Ministry of Construction (the predecessor authority of China’s Ministry of Housing and Urban-Rural Development) on July 7, 1995, or the Service Charges Circular, commission rates for real estate transactions may not exceed 2.5% of the transaction value if sales agency services are provided on a non-exclusive basis or 3% of the transaction value if sales agency services are provided on an exclusive basis. Local governments are authorized to adopt more specific limitations within these statutory limitations. For example, in Beijing, according to the relevant local administrative rules, commissions may not exceed 2.8% of the transaction value for sales agency services provided on an exclusive basis. The government authority in charge of pricing inspection is authorized to impose administrative fines or penalties if any sales agency services provider receives commissions exceeding the statutory limitation. However, the Service Charges Circular does not stipulate the method to calculate the commissions or specify the administrative fines or penalties for any violation. No implementation rule has been issued by any relevant authorities. It is unclear how the local pricing bureaus, which are in charge of pricing inspection, will implement the Service Charges Circular in practice. In addition to base commissions, a number of our engagements are structured to include possible supplemental and incentive commissions, which, if aggregated with our base commissions, may yield an effective overall commission rate that exceeds the statutory limitation. Historically, four of an aggregate of 125 sales agency projects, representing 220 thousand square meters of 8,333 thousand square meters of gross floor area of properties sold, including the Guo’ao Project, our single largest project in terms of revenue contributions during the three years ended December 31, 2010, from which we derived revenue in 2008, 2009 and 2010, yielded effective overall commission rates that may have exceeded the statutory limitations. Net revenue derived from such projects represented 61%, 40% and 17% of our total net revenue in 2008, 2009 and 2010. Based on our sales agency agreements entered into as of December 31, 2010, 26 of the 112 sales agency projects we entered into, representing 4,853 thousand square meters of 20,995 thousand square meters of gross floor area of properties in the contract pipeline, adopted a supplemental or incentive commission structure, which may result in these projects yielding effective overall commission rates that exceed the statutory limitation. We also expect to enter into other projects with similar commission structures in the future. As a result, if any relevant authority promulgates new interpretations or implementation rules whereby we are determined by such authority to be in violation of the statutory limitation on sales agency commission rates, we may be subject to administrative fines and other penalties, which may materially and adversely affect our reputation and results of operations.

Our net revenue is concentrated in the Beijing market. Any significant downturn in Beijing real estate market will materially and adversely affect our results of operations.

We derived approximately 92.4%, 74.6% and 71.7% of our total net revenue in 2008, 2009 and 2010, respectively, from Beijing, and expect to continue to derive a substantial portion of our revenue in this area in the future. As a result, any decrease in transaction activities or average selling prices in Beijing’s real estate market, or any adverse development in the primary real estate services industry in Beijing could materially and adversely affect our business, financial condition and results of operations.

Seasonality in the real estate market could adversely affect our results of operations and the trading price of our ADSs.

The primary real estate sales agency and consultancy services business is subject to seasonal fluctuations. Historically, primary real estate sales agency and consultancy services revenue and transaction volumes have generally been low during January and February as a result of the relatively low level of property market activities during the winter and the Chinese New Year holiday period. This could also adversely affect our operating cash flows in the first fiscal quarter. However, many of our expenses, such as those relating to administrative or sales and marketing efforts, are fixed and cannot be reduced during a seasonal slowdown. As a result, our operating results have fluctuated from quarter to quarter. These fluctuations are likely to continue and operating results for any period may not be indicative of our performance in any future period. If our operating results for any quarterly period fall below investor expectations or the estimates of securities research analysts, the trading price of our ADSs may decline.

Our results of operations and cash flows may fluctuate due to the project-by-project nature of our primary real estate sales agency and consultancy services and billing cycles.

We derived substantially all of our revenue from primary real estate sales agency and consultancy services in 2008, 2009 and 2010. Our developer clients generally engage us on a project-by-project basis, and we currently do not have long-term services agreements with any of our developer clients. Historically, we generated our revenue through providing services to a limited number of property projects. For example, in 2008, 2009 and 2010, we generated net revenue through providing primary real estate sales agency services to 44, 68 and 98 projects, respectively. All of these factors contributed, and are expected to continue to contribute, to the fluctuations in our period-to-period operating results. If we are unable to generate a substantial number of new engagements on a continual basis, our business and results of operations will be adversely affected. In addition, the time lag between the time we recognize revenue and the time we collect the related commissions, which generally lasts three to six months, could make it difficult for us to forecast cash flows and could increase the likelihood and the magnitude of period-to-period fluctuations.

Competition in the primary real estate sales agency and consultancy services industry is intense. If we are unable to compete successfully, our market position, growth prospects and results of operations may be materially and adversely affected.

We encounter intense competition in our primary real estate sales agency and consultancy services businesses. Competition in the industry is primarily based on scope and quality of services offered, reputation and brand recognition, local expertise and agency commission rates. We primarily compete with national players, including E-house (China) Holdings Limited with primary markets in eastern China and based in Shanghai, and World Union Properties Consultancy Co., Limited with primary markets in southern China and based in Shenzhen, as well as local competitors in the regions in which we conduct our business. Some of these competitors may have greater resources than we do, including better client relationships in certain local areas and financial and informational resources. The limited capital resources required to enter into the primary real estate sales agency and consultancy services industry in any given region also means there are low entry barriers for our competitors to enter into our major markets. New and existing competitors may offer lower commission rates with wider ranges of services which could attract our existing developer clients away from us. Increased competition among primary real estate sales agency and consultancy companies could result in decreases in commission rates within the industry, increased operating costs relating to the provision of a wider range of services in order to compete effectively and higher administrative costs to attract or retain talented employees. We may not be able to continue to compete effectively and to maintain our current commission or margin levels. If we fail to compete effectively, our revenue and profitability and growth prospects will be negatively affected.

In addition to our competition from traditional real estate services providers, the advent of the Internet has introduced new ways of providing real estate services, as well as new entrants and competitors in our industry. If we are not successful in developing a strategy to address the challenges and to capture the business opportunities presented by technological changes and the emergence of e-business, our market position, growth prospects and results of operations could be materially and adversely affected.

We may not be able to successfully execute our business development strategy, including obtaining required financing, which could have a material adverse effect on our future growth, financial condition and results of operations.

We plan to continue to expand our business into new geographical areas in China and to enter into new businesses to diversify our services portfolio. For instance, we have identified markets in the Yangtze River Delta region and the Pearl River Delta region as key markets in our next phase of expansion. Because China is a large and diverse market, property buying trends and demands may vary significantly by region, and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. When we enter new markets, we may face intense competition from companies with greater experience and resources or from other companies with similar expansion targets. As a result, we may not be able to generate or increase revenue in new regions we enter into while incurring substantial costs. If we are not able to successfully execute our business development strategy, our future growth, financial condition and results of operations may be materially and adversely affected.  Further, the Company may enter into a market that does not develop as rapidly or expansively as expected, or at all.

As of December 31, 2010, we had RMB581.8 million of cash and cash equivalents. Management has discretion in the use of our cash. Our cash may be placed in investments that do not produce income or that lose value or may otherwise be used for purposes that do not improve our profitability or increase our share price.

If we cannot manage our growth, our future revenue, profitability and other aspects of results of operations could be materially and adversely affected.

We have experienced substantial growth since we began focusing on providing primary real estate services in the second half of 2004. Our total net revenue amounted to RMB276.0 million in 2008, RMB432.7 million in 2009 and RMB629.0million in 2010. The number of our employees also increased significantly during this period, totaling 1,202, 1,523 and 2,566 as of December 31, 2008, 2009 and 2010, respectively. We intend to continue to expand our operations, which will continue to place substantial demands on our managerial, operational, financial, technological and other resources. Our planned expansion will also place significant demands on us to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel or integrate new regions of coverage into our operations. We may also face other difficulties as a result of a number of factors, many of which are beyond our control, such as any general unfavorable conditions in the real estate market or delays or denials of required approvals by relevant government authorities. As a result, our future revenue, profitability and other aspects of results of operations could be materially and adversely affected.

We may also grow our business through acquisition of third parties. Its success will depend upon our ability to identify suitable targets, to negotiate with acquisition targets on favorable terms, and to finance and complete these transactions. We also need to effectively integrate newly-acquired businesses into our existing operations, which may involve complex operational and personnel-related challenges, including rectifying possible inconsistencies in standards, controls, procedures and policies, maintaining important business relationships, overcoming local cultural differences, and controlling unanticipated expenses related to such integration. We may also incur material costs relating to such integration. A prolonged diversion of management’s attention and any delays or difficulties we encounter in connection with the integration of any business that we have acquired or may acquire in the future could prevent us from realizing the anticipated cost savings and revenue growth from our acquisitions.

Compensation for our employees have increased in recent years and may continue to increase at a higher rate in the future, making us potentially less competitive and less profitable.

In recent years, compensation in the primary real estate services industry in China has increased and may continue to increase in the future. In order to attract and retain skilled personnel, we may need to continue to increase the level of compensation of our employees. Compensation may also increase as inflationary pressure increases in China. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for a specific employer are entitled to a paid vacation ranging from 5 to 15 days, depending on length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their normal salaries for each waived vacation day. This mandated paid-vacation regulation, coupled with the trend of increasing compensation, may result in increase in our staff-related costs and expenses and decrease in our profit margins.

We rely on our information technology systems to operate our business and maintain our competitiveness, and any disruption to them could harm our business operations. Any failure to upgrade or replace our current systems or introduce new systems could also adversely affect our market competitiveness.

Our business depends upon the use of information technology systems, including our WBS system and our CRM system. See “Item 4.B—Information on the Company—Business Overview—Our Information Technology Systems.” We rely significantly on our in-house information technology team with support from third-party IT outsourcing firms, to develop, maintain and regularly upgrade our information technology systems. In addition, some operations of these systems depend upon third party technologies, systems and services. We cannot assure you that we will continue to have access to the products or services provided by our third party providers on commercially reasonable terms, or at all. There is no guarantee that we will continue to be able to effectively retain our key personnel for the maintenance and management of our information technology systems. In addition, we plan to refine, enhance and upgrade our information technology systems on an ongoing basis, and continue to introduce new advanced technologies and systems. We may not be able to upgrade or replace our existing information technology systems or introduce new information technology systems as quickly as our competitors or in a cost-effective manner, which may in turn adversely affect our market competitiveness.

In addition, our information technology systems are vulnerable to damage or interruption from various causes, including (i) natural disasters, war and acts of terrorism, (ii) power losses, computer system failures, Internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (iii) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. While we maintain certain disaster recovery capabilities for critical functions in most of our businesses, these capabilities may not successfully prevent a disruption to or a material adverse effect on our businesses or operations in the event of a disaster or other business interruption. We may be required to take additional steps to strengthen the safety and reliability of our information technology systems, which may be costly and could result in an increase in our operating costs and a decrease in our operating margin. Any extended interruption in our information technology systems could significantly reduce our ability to conduct our business and generate revenue. Additionally, we do not carry business interruption insurance for any losses that may occur.

Any failure to protect our brand, trademarks and other intellectual property rights could have a negative impact on our business.

We believe that the brand name, trademarks, trade secrets, copyrights and other intellectual property rights owned or used by us are important to our success. Any unauthorized use of such intellectual property could negatively affect our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect these intellectual property rights may not be adequate. Furthermore, the application and enforcement of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks. If we are unable to adequately protect the intellectual property rights that we own or use, we may lose these rights and our business, financial condition and results of operations may be materially and adversely affected.

Our continuing reliance on our key information technology systems, our WBS system and our CRM system, which we developed in-house with the assistance of third-party outsourcing firms, depends in large part on retaining our proprietary rights to these systems. We have also imposed contractual obligations on employees and consultants and taken other precautionary measures to maintain the confidentiality of our proprietary information, and have restricted the use of that proprietary information other than for our benefit. If any of our sales professionals, other employees or any third party misappropriates our information technology systems, databases or other proprietary information, our business, financial condition and results of operations may be materially and adversely affected.

If the value of our brand or image diminishes, it could have a material adverse effect on our market competitiveness and growth prospects.

Our brand “SYSWIN” is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy client needs by further developing and maintaining the quality of our services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy client needs or if our public image or reputation were otherwise diminished, the volume of our business may decline, which could in turn adversely affect the value of our brand, our market competitiveness and growth prospects.

Substantial defaults by our clients on accounts receivable could have a material adverse effect on our profitability and liquidity position.

We typically confirm our commission bills with our developer clients pursuant to a pre-agreed schedule based on their progress in receiving the property purchase payment made by property buyers or commercial banks. There is generally a lag, which lasts three to six months, between the time we recognize revenue and the time we bill our developer clients for the related commissions. Our accounts receivable amounted to RMB107.8 million, RMB238.5 million and RMB281.4 million as of December 31, 2008, 2009 and 2010, respectively. We seek to collect our accounts receivable within six months. The turnover days of our accounts receivable totaled 134 days, 146 days and 151 days in 2008, 2009 and 2010, respectively. Turnover days of our accounts receivable for a given period equals average accounts receivable divided by total net revenue and then multiplied by the number of days during the period. Average accounts receivable equals the arithmetic mean of the beginning and ending balances of accounts receivable during the period. If any of our developer clients with significant outstanding accounts receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such accounts receivable, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

Our contract pipeline may not be indicative of our future results of operations.

Our contract pipeline as of a specified date represents the aggregate gross floor area of the properties for which we have been engaged to provide sales agency services but have not yet recognized revenue as of such date based on the respective agency agreements. In this Annual Report, we have provided information regarding our contract pipeline. However, this information may not be indicative of future operating results.

Under some of our agency agreements, our clients have the right to terminate or cancel the agreements. Some of our clients have the right to modify, terminate or cancel the agreements for defaults committed by us. We cannot assure you that we will not be subject to any material modifications, terminations or cancellations of our agreements by our clients, which would have a material adverse effect on our businesses and results of operations. In addition, in cases where we meet the requirements for collecting commissions, particularly supplemental and incentive commissions, our clients may fail to pay these commissions as agreed, or seek to re-negotiate the commissions to lower amounts. There also can be no assurance that the projects with respect to which we agreed to provide sales agency services will be constructed and developed without any significant delay or other issues due to reasons beyond our control. We cannot guarantee that we will be able to provide services to the projects which are reflected in our contract pipeline information in a timely manner, or at all, or that our provision of sales agency services to such projects will result in any profit. In addition, projects may remain in our contract pipeline for an extended period of time. As a result, investors are cautioned not to rely on our contract pipeline information presented in this Annual Report as an indicator of our future performance or prospects.

The loss of any members of our senior management team, or any failure to recruit, train and retain key sales professionals and other employees, could adversely affect our financial performance.

Our success depends on the continued service of our key executive officers, particularly Mr. Chen and Mr. Tao. We also significantly rely on other members of our senior management team for our business operations. Our ability to retain our management team is generally subject to numerous factors, including the compensation packages we offer, the competitive position of our company and our ability to maintain a cohesive company culture. If we lose the services of any of our key executive officers or other senior management members, we cannot assure you that we will be able to appoint or integrate adequate replacement personnel into our operations in a timely manner, or at all. The loss of the services of any such personnel could hinder our ability to effectively manage our business and implement our growth strategies. If any of such personnel joins a competitor or forms a competing company, we may lose clients, key sales professionals and employees.

In addition, we rely on our team of key sales professionals and other employees to manage our operations and interact with our clients on a daily basis. They are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified sales professionals and other employees who have experience in primary real estate sales agency and consultancy services. In some cities in China where we have operations or other cities into which we intend to expand, the supply of qualified sales professionals could be limited. We need to hire and train qualified sales professionals and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our sales professionals and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our requirement for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business. In addition, any prolonged downturn in the real estate market and any cost-cutting measures we implement could result in significant attrition among our current sales professionals and other employees. Any of the foregoing adverse developments could materially and adversely affect our business, financial condition and results of operations.

Our corporate actions are substantially controlled by Mr. Chen.

Mr. Chen, our chief executive officer and director, beneficially owns approximately 58.30% of our outstanding shares as of April 13, 2011. Accordingly, Mr. Chen has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. In addition to his ownership, Mr. Chen is key to our operations as a founder. Accordingly, he has significant influence over our key decisions. This concentration of ownership and influence over our decision-making may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchased our ADSs in our initial public offering.

If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.

Due to the broad geographic scope of our operations, we are subject to numerous national, regional and local laws and regulations specific to the services we perform. If we fail to obtain or maintain the licenses and permits for conducting our primary real estate sales agency and consultancy services businesses required by law, the relevant governmental authorities may order us, or our relevant operating entities or branches offices, to suspend the related operations or impose upon us fines or other penalties. For example, currently, two subsidiaries of our consolidated entity, namely, Qingdao Syswin Xing Ye Real Estate Brokerage Co. Ltd., or Qingdao Syswin, and Shanxi Syswin Xing Ye Real Estate Brokerage Co. Ltd., or Shanxi Syswin, are not registered with their respective local regulatory authorities in Qingdao and Taiyuan to conduct real estate sales agency and consultancy services businesses. Pursuant to our verbal consultation with the local real estate regulatory authority in Qingdao, Qingdao Syswin is not required to register with the regulatory authority in Qingdao to conduct real estate sales agency and consultancy services in Qingdao. In addition, pursuant to our verbal consultation with the local real estate regulatory authority in Taiyuan, the regulatory authority currently in Taiyuan does not accept any application for registration by real estate service providers, such as Shanxi Syswin, to engage in real estate sales agency and consultancy services. However, our understanding of these implementation practices adopted by local real estate regulatory authorities for the registration and licensing requirements is based on our verbal consultation with relevant authorities, rather than published rules, regulations or guidance. As a result, we cannot assure you that our understanding of such implementation practices is correct or such regulatory authorities will not change their implementation practices in respect of the registration and licensing process in the future. In addition, there is no assurance that we will be able to continue to obtain or renew the licenses as required in a timely manner, or at all. If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

Risks associated with our businesses and operations include but are not limited to claims for wrongful acts committed by our sales professionals, the loss of intellectual property rights or the failure of information technology systems crucial to our operations, the loss of key personnel and risks posed by natural disasters. Any of these risks may result in significant losses. We do not carry business interruption insurance. In addition, we cannot assure you that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our existing insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to risks related to litigation arising in connection of our sale of properties, and adverse litigation results may harm our reputation and results of operations.

As a licensed real estate services provider, we and our licensed employees are subject to statutory obligations not to sell properties that fail to meet the statutory sales conditions or provide false statements on the conditions of any property in any advertisement. We must present clients with relevant sales permits of the properties and the related letter of authorization. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased the properties from us, which in turn could harm our reputation and results of operations.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to U.S. issuers, including the requirements that a majority of an issuer’s board of directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.

Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we currently, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors does not consist of independent directors as long as we rely on the foreign private issuer exemption, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

When preparing our consolidated financial statements for the years ended December 31, 2007, 2008, 2009 and 2010, we noted one material weakness in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

In our initial public offering prospectus, filed with the SEC on November 24, 2010, we disclosed that our management and our independent registered public accounting firm had reported to our board of directors a material weakness.  A material weakness is defined by the standards issued by the U.S. Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management and our independent registered public accounting firm, as part of their audit of our consolidated financial statements for the year ended December 31, 2010, have reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2010.  The material weakness identified in our internal control over financial reporting related to a lack of sufficient resources to perform period-end financial reporting procedures, address complex accounting issues under U.S. GAAP and prepare and review financial statements and related disclosures under U.S. GAAP.

Management and our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the U.S. Sarbanes-Oxley Act of 2002, as amended. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant deficiencies may have been identified.

As of December 31, 2010, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, which were designed to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective mainly because of the material weakness described above.

In response to the material weakness described above, we have taken several measures designed to remediate the material weakness in our internal control over financial reporting, and we plan to continue to implement additional remedial measures. However, our independent registered public accounting firm has not evaluated the effectiveness of the measures we have taken to improve our internal control over financial reporting since such material weakness was noted. Moreover, the measures we intend to take in the future may not be sufficient to remediate the material weakness noted by our management and our independent registered public accounting firm and to avoid potential future material weaknesses. See “Item 5.A. Operating and Financial Review and Prospects—Recent Developments—Material Weakness in Internal Control Over Financial Reporting” and “Item 15 Controls and Procedures.”

We may require more resources and incur more costs than currently expected to remediate our identified material weakness or any additional significant deficiencies or material weaknesses that may be identified, which may adversely affect our results of operations.

If the material weakness is not remedied or recurs, or if we identify additional weaknesses or fail to timely and successfully implement new or improved controls, our ability to assure timely and accurate financial reporting may be adversely affected, we may be required to restate our financial statements, and we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders, or otherwise harm our reputation.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our PRC businesses do not comply with PRC governmental restrictions on foreign investment in businesses involved in primary real estate sales agency and consultancy services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to restructure our operations.

Substantially all of our current operations are conducted through both our operating subsidiary in China and through our contractual arrangements with Syswin Xing Ye, our consolidated entity, and its shareholders in China. The applicable PRC regulations currently restrict foreign investment of companies that engage in primary real estate sales agency and consultancy services businesses. For a description of these regulations, see “Item 4.A. Information on the Company—Business Overview—Regulations—Restrictions on Foreign Investment in Real Estate Sales Agency and Consultancy

Businesses.” Due to such restrictions, we conduct our real estate sales agency and consultancy businesses through Syswin Xing Ye, our consolidated entity. Syswin Xing Ye and its subsidiaries, other than Qingdao Syswin and Shanxi Syswin, have obtained all necessary licenses and permits from the PRC government to engage in real estate sales agency and consultancy services businesses. Qingdao Syswin and Shanxi Syswin currently are not registered with the local regulatory authorities to conduct real estate agency and consultancy services. See “Risk Factor—Risks Related to Our Business and Industry—If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.” The business scope of our PRC subsidiary, Syswin Zhi Di, as prescribed in its business license issued by the PRC government, includes software development, information technology management support, computer system services, data analysis, application software services, intellectual property services, enterprise management services, and economic information services. As part of our contractual arrangements with Syswin Xing Ye, Syswin Zhi Di provides technology, marketing and general management consultation services to Syswin Xing Ye. While such consultation services are within Syswin Zhi Di’s business scope, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services. For more details on how the services provided by Syswin Zhi Di correspond to the business scope under its license, see “Item 4.C. Information on the Company—Organizational Structure—Exclusive technology consulting and service agreements.”

We have entered into contractual arrangements with our consolidated entity and its shareholders, which are designed to enable us to, among other things, exercise effective control over, and derive substantially all of the economic benefits from, the entity and its subsidiaries. See “Item 4.C. Information on the Company—Organizational Structure.”

If any of us, our subsidiaries, our consolidated entity and its subsidiaries is found to be in violation of any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including:

•      revoking the business and operating licenses of our PRC operating subsidiary or our consolidated entity and its subsidiaries;

•      confiscating relevant income and imposing fines and other penalties;

•                  discontinuing or restricting the business and operations of our PRC operating subsidiary or our consolidated entity and its subsidiaries;

•                  requiring us or our PRC operating subsidiary or our consolidated entity and its subsidiaries to restructure the relevant ownership structure or operations;

•                  restricting or prohibiting our use of the proceeds of our initial public offering to finance our businesses and operations in China; or

•                  imposing conditions or requirements with which we or our PRC operating subsidiary or our consolidated entity and its respective subsidiaries may not be able to comply.

The imposition of any of these penalties would materially impair our ability to conduct our business, as well as have a material adverse effect on our financial condition and results of operations. In many cases, existing regulations with regard to investments from foreign investors in the primary real estate sales agency and consultancy industry lack detailed implementing rules and operational procedures, and are subject to interpretation, which may change over time. In addition, most of these regulations have not been interpreted by the relevant authorities in circumstances similar to our corporate structure. Accordingly, we cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted and the interpretation of existing regulations may change, any of which could have a material and adverse effect on business, financial condition and results of operations.

We rely on contractual arrangements with our consolidated entity, and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with Syswin Xing Ye, our consolidated entity, and its shareholders to operate our primary real estate sales agency and consultancy services business in China. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.” These contractual arrangements may not be as effective in providing us with control over our consolidated entity and its subsidiaries as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the boards of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level for these entities.

Any failure by our consolidated entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

If our consolidated entity or its shareholders fail to perform their respective obligations under our contractual arrangements, we may have to incur substantial costs and resources to enforce these arrangements, and rely on legal remedies available under applicable PRC laws, including seeking specific performance or injunctive relief, and claiming damages. In particular, if shareholders of the consolidated entity were to refuse to transfer their equity interests in such consolidated entity to us or our designated persons when we exercise the purchase option to the extent permitted under the PRC laws pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. The legal environment in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entity and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

If the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws and regulations, the consolidated entity or its shareholders terminate the contractual arrangements or the consolidated entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially disrupted, and the value of our ADSs could decrease substantially. Furthermore, if we fail to renew these contractual arrangements upon their expiration and the relevant foreign investment restrictions remain effective, we would not be able to continue our business operations.

In addition, if the consolidated entity or all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated entity undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially harm our business and our ability to generate revenue and cause the market price of our ADSs to decline significantly.

The shareholders of our consolidated entity may have potential conflicts of interest with us.

Mr. Chen and Mr. Tao, the beneficial owners of our consolidated entity, are also directors of our consolidated entity as well as our company. Conflicts of interest between their different roles may arise. In addition, although the respective equity interests of our current beneficial shareholders are identical to their beneficial interests in our consolidated entity, our current shareholders’ equity interest in our company has been diluted as a result of our initial public offering, and will be further diluted in the case of any additional equity issuance, hence heightening the potential of conflicts of interest. We cannot assure you that when conflicts of interest arise, shareholders of our consolidated entity will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the consolidated entity that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the consolidated entity and receive economic benefits from it. If we cannot resolve any conflicts of interests or disputes between us and any of the shareholders of the consolidated entity, we would have to rely on legal proceedings, and may have to incur substantial costs and resources to seek legal remedies including specific performance or injunctive relief, and claiming damages the outcome of which is uncertain and which could be disruptive to our business. Mr. Chen and Mr. Tao are crucial to our operations, and any conflict with them could result in loss of our key management.

Contractual arrangements entered into among our PRC subsidiary, our consolidated entity and its shareholders may be subject to audits or challenges by the PRC tax authorities, and a finding that any of our subsidiary or consolidated entity owes additional taxes could materially and adversely impact our financial condition and results of operations.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We cannot assure you that each of our transactions with our consolidated entity and its shareholders will be regarded by the PRC tax authorities as arm’s-length transactions. The relevant tax authorities may determine that our contractual relationships with our consolidated entity and its shareholders were not entered into on an arm’s-length basis. If the PRC tax authorities determine that any of the transactions entered into among our subsidiaries, our consolidated entity, and its shareholders are not on an arm’s length basis, or result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may adjust the income, expenses, profits and losses of such consolidated entities, which could in turn increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties for underpaid taxes. Our net income may be adversely and materially affected if the tax liabilities of any of our subsidiaries and our consolidated entity increase or if it is found to be subject to late payment fees or other penalties.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could materially and adversely affect our business.

We conduct substantially all of our business operations in China. As the real estate sector is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. In 2008 and 2009, in response to the global financial crisis, the PRC government has loosened such requirements. However, the PRC government increased the deposit reserve ratio on January 18, 2010, February 25, 2010, May 10, 2010, November 16, 2010, November 29, 2010 and December 20, 2010, in each case by 0.5%, to control the growth of the PRC economy. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the real estate market in China, which could materially and adversely affect our business.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements are relatively new and are often changing, and their interpretation and enforcement involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all. An inability to obtain such permits or authorizations may have a material adverse affect on our business, financial condition and results of operations.

Unmerited legal actions or threats by our employees, consultants or other associates in an attempt to extract payments or benefits from us could have an adverse effect on our business and reputation.

In recent years, as the number of overseas listed companies based in China has increased, there has been an increasing number of unmerited legal actions and threats by current and former employees, consultants or other associates of these companies in an attempt to extract payments or benefits from them. As we have become a public company upon completion of our initial public offering, we may face increasing risks of similar legal actions and threats. Although we expect to vigorously defend ourselves against any such actions if we believe they are frivolous, we cannot assure you that we will prevail in these lawsuits, or will not be subject to any material liability as a result of these actions. Furthermore, regardless of success in our legal defenses, these legal actions and the threats of these actions would likely be time-consuming and expensive to resolve and would divert our management’s time and attention. Our reputation and business operations may also be harmed as a result.

Our holding company structure may restrict our ability to receive dividends and other distributions from our subsidiary in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC entities. We rely principally on dividends and other distributions on equity by our subsidiary in China for our cash requirements, including for the service of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings, which are mainly derived from the service fees from Syswin Xing Ye. We do not hold any equity interest in, but are deemed as primary beneficiary of, Syswin Xing Ye as a result of our contractual arrangements. Current PRC regulations permit our subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China and Syswin Xing Ye are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. Under PRC law, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such subsidiary is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Our PRC subsidiary, Syswin Zhi Di, was established in July 2010, and has not set aside any amount for such statutory reserve. As a result, any future dividend or distribution that Syswin Zhi Di may declare or make is subject to such statutory reserve requirement until such reserve reaches 50% of its registered capital of US$2.0 million, namely, US$1.0 million, as well as any employee welfare fund contributions made at the discretion of its board of directors.

Syswin Xing Ye is required to set aside a portion of its after-tax profits to fund a statutory reserve and employee welfare fund and enterprise expansion fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Syswin Xing Ye set aside nil, RMB12.6 million and RMB15.1 million statutory reserve in 2008, 2009 and 2010, respectively. Furthermore, if our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiary to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our subsidiary in China.

Any fund we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiary is subject to the approval of the PRC Ministry of Commerce or its local branches. Such authority is required to conclude its approval process on capital contribution within 30 days. In addition, any foreign loan procured by our subsidiaries or consolidated entities in the PRC is required to be registered with SAFE or its local branches. There is no statutory requirement in the PRC for SAFE or its local branches to complete such registration process within certain time period. The PRC government does not charge any fee for any of the foregoing approvals and registrations process. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. During the three years ended December 31, 2010, all of our revenue was in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from State Administration of Foreign Exchange by complying with certain procedural requirements. Approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Although these regulatory requirements are administrative formalities and free of charge, the time required to complete the required procedures may vary significantly based on the circumstances of each case. This could affect the ability of our PRC subsidiary to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

SAFE rules and regulations may limit our ability to convert and transfer the net proceeds from our initial public offering to our consolidated entity, which may adversely affect the business expansion of our consolidated entity, and we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies or establish other consolidated entities in the PRC.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted

Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may be used to repay Renminbi loans. Violations of Circular 142 could result in severe penalties, such as heavy fines. As Circular 142 prohibits foreign-invested company to make equity investment with its foreign currency-denominated capital, we have been thus far, and may be in the future, unable to make equity contributions to Syswin Xing Ye or to establish new subsidiaries through Syswin Zhi Di in China.

Circular 142 requires a foreign-invested company to apply with a commercial bank regarding the conversion of foreign currencies into Renminbi. The commercial bank is required to review documents submitted by the foreign-invested company to verify that the usage of the converted Renminbi is within the business scope as prescribed in the business license of the applicant. Once the usage is verified by the commercial bank, the foreign exchange may be converted into Renminbi. No approval by any governmental authority in the PRC is required for such currency conversion. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering, including US$42 million of the net proceeds we have transferred to Syswin Zhi Di, to Syswin Xing Ye, our consolidated entity, through our subsidiary in China. This in turn may adversely affect the business expansion of our consolidated entity as we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated entities in the PRC.

We expect that the PRC regulations of loans and direct investments by offshore holding companies to PRC entities may continue to limit our use of proceeds of our initial public offering. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from our initial public offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar. See “Exchange Rate Information.”

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Our revenue and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. Any significant fluctuations in the exchange rate between the Renminbi and the U.S. dollar may materially and adversely affect our cash flows, revenue, earnings and financial position, and the amount of any dividends we may pay on our ADSs in U.S. dollars. Any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC Shareholders.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both effective from January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The implementing rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence.

Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by the PRC enterprises or PRC enterprise groups or individuals or by foreign individuals. We do not believe our Company or our overseas subsidiary meets all of the four conditions above, thus we do not currently consider our Company or our overseas subsidiary to be a PRC “resident enterprise”. However, if we were considered as a PRC “resident enterprise,” we would be subject to a PRC enterprise income tax on our worldwide income at a tax rate of 25%. In addition, although under the New EIT Law and its Implementation Regulations dividends paid between “qualified resident enterprises” are exempted from enterprise income tax, it is unclear whether the dividends we receive from our PRC subsidiary will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the PRC tax authorities and foreign exchange control authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC tax purposes.

In addition, under the New EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable, unless otherwise reduced or exempted by relevant tax treaties,  to dividends paid by a PRC resident enterprise to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares of a PRC resident enterprise by such investors is also subject to PRC tax, at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we were considered a PRC resident enterprise, it is unclear whether dividends paid on our ordinary shares or ADSs, or any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents may subject our PRC resident beneficial owners to personal liability, limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

China has regulations that subject our PRC subsidiary to additional restrictions if we have beneficial owners of our company who are PRC residents that have not properly filed with authorities in China. See “Item 4.B. Information on the Company—Business Overview—Regulations—Foreign Exchange Regulations on Special Purpose Vehicles.” The beneficial owners of our company who are PRC residents have completed the initial registration as required by the relevant regulations of the State Administration of Foreign Exchange and have duly amended such registrations to reflect the changes to the information included in the initial registration. We cannot provide any assurances that all of our shareholders subject to the SAFE regulations and any PRC resident who becomes our beneficial owner in the future will be able to comply with the SAFE regulations in a timely manner, or at all. Any failure or inability of our PRC resident beneficial owners to comply with the registration procedures may subject such PRC resident beneficial owners to certain fines and legal sanctions, restrict our cross-border investment and financing activities, or limit our PRC subsidiary’s ability to distribute dividends or obtain foreign exchange-denominated loans.

As it remains uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our business, financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a foreign investor transfers its direct equity interest in a PRC subsidiary, or a Direct Transfer, gains derived from such Direct Transfer will be subject to PRC withholding tax at a rate of up to 10%. For instance, if our Hong Kong subsidiary, SYSWIN Limited disposes any transfers or disposes of the equity interest in our PRC subsidiary, Syswin Zhi Di, it would constitute a Direct Transfer. It further provides that where a foreign investor or entity is the controlling shareholder of a PRC resident enterprise and transfers its indirect equity interest in a PRC resident enterprise by disposing of its equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor or entity must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. The documents for reporting are:

•                  equity transfer contract/agreement;

•                  documents illustrating the relationship between the Non-PRC Resident Enterprises investor and the overseas intermediary holding company being transferred in respect of financing, operation, sales and purchase, etc.;

•                 documents illustrating the operation, personnel, finance and properties of the overseas intermediary holding company being transferred;

•                  documents illustrating the relationship between the overseas intermediary holding company being transferred and the PRC resident enterprise in respect of financing, operation, sales and purchase, etc.;

•                  documents illustrating the reasonable commercial purpose of the Non-PRC Resident Enterprises investor in setting up the overseas intermediary holding company being transferred; and

•                  other relevant documents required by the tax authority.

The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. We may from time to time dispose or transfer the equity interest in our offshore subsidiaries holding equity interest in PRC resident enterprises. In particular, if we transfer or dispose of the equity interest in our Hong Kong subsidiary, SYSWIN Limited, which in turn holds equity interest in our PRC subsidiary, Syswin Zhi Di, such transfer or disposal may be deemed as an Indirect Transfer. Gains derived from any Direct Transfer or Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

As a result of the foregoing, if we engage in any Direct Transfer or Indirect Transfer, we may be subject to a PRC withholding tax under Circular 698. If we choose to establish that we should not be taxed under Circular 698, we may be required to allocate significant resources towards such efforts, which may have a material adverse effect on our financial condition and results of operations.

Foreign ownership of real estate sales agency and consultancy businesses in China is restricted under recent PRC regulations. This may limit our ability to establish new subsidiaries in China to engage in real estate sales agency and consultancy businesses in the future.

On October 31, 2007, the PRC National Development and Reform Commission of China and the Ministry of Commerce of China jointly promulgated the amended Foreign Investment Industrial Guidance Catalogue, or the Catalogue, which came into effect on December 1, 2007. According to the Catalogue, real estate sales agency and consultancy companies are classified to be in the restricted category of foreign investment industries. It may be difficult or take a long time for us to obtain any approvals from the Ministry of Commerce or its local branch in order to establish any subsidiary in China to engage in real estate sales agency and consultancy businesses in the future. We cannot assure you that, if we are required to seek such approvals in the future, we will be able to obtain them from the Ministry of Commerce or its local branch on a timely basis, or at all.

The implementation of the PRC Labor Contract Law and the Implementation Regulation for the PRC Labor Contract Law may increase our operating expenses and may materially and adversely affect our business, financial condition and results of operations.

As the PRC Labor Contract Law, or Labor Contract Law, and its Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation, have been enforced for only a short time, substantial uncertainty remains as to its potential impact on our business, financial condition and results of operations. See “Item 4.B. Information on the Company—Business Overview—Regulations—Labor Contract Law.” The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses. In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our sales professionals, the Labor Contract Law may limit our ability to effectuate the modifications or changes in the manner that we believe to be most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our overseas listing, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, i.e., the Ministry of Commerce, or the MOC, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, or the SAT, the State Administration of Industry and Commerce, or the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

The application of the M&A Rules with respect to our New York Stock Exchange Listing and our corporate structure for our New York Stock Exchange Listing established under contractual arrangements remains unclear. In particular, with respect to our New York Stock Exchange Listing, it is unclear whether the contractual arrangements within our corporate structure will be deemed as an acquisition under the M&A Rules. The relevant PRC authorities, which jointly promulgated the M&A Rules, have not given any instruction, explanation or implementation guidance in this respect even after various companies using contractual arrangement structures have successfully been listed on overseas stock exchanges. Our PRC counsel, Commerce & Finance Law Offices, advised us that we were not required to apply to the relevant PRC regulatory agencies, including the CSRC, for approval of our New York Stock Exchange Listing or our current corporate structure. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. Since we did not obtain the required prior approval, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, including limiting our operating privileges in China, delaying or restricting the injection of proceeds from a securities offering into China, restricting or prohibiting payment or remittance of dividends by our PRC subsidiaries to us or taking other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock.

An occurrence of a widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected by the effects of Influenza A virus subtype H1N1, or the H1N1 virus, Severe Acute Respiratory Syndrome, or SARS, avian influenza or other epidemics or outbreaks on the economic and business climate. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the real estate market and cause a temporary closure of the facilities we use for our operations. Such impact or closures would severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our operations could be disrupted if any of our sales professionals, other employees or our clients were suspected of having the H1N1 virus, SARS or avian influenza, since this could require us to quarantine some or all of our employees or disinfect the facilities we use for our operations and may deter our clients or potential clients from visiting the relevant facilities. In addition, our business, financial condition and results of operations could be adversely affected to the extent that an outbreak harms the global or Chinese economy in general.

Risks Related to Our ADSs

We may need additional capital, and the sale of additional ADSs or other equity securities or incurrence of additional indebtedness could result in additional dilution to our shareholders or increase our debt service obligations.

Historically, we have relied principally on our operational sources of cash, as well as external sources of financing to fund our operations and capital expansion needs. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, equity-linked or debt securities or enter into a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ordinary shares or ADSs in the market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 13, 2011, we had 193,275,000 ordinary shares outstanding, of which 154,875,000 will be available for sale on May 23, 2011, when the applicable lock-up period relating to our initial public offering expires, subject to volume and other restrictions as applicable under Rule 144 under the U.S. Securities Act of 1993, as amended, or U.S. Securities Act. Of the 154,875,000 shares, Mr. Chen and China Rebro Limited, our two largest shareholders, held 142,553,572 as of April 13, 2011. All of these shares may be released prior to expiration of the lock-up period at the discretion of the representative of the underwriters for the initial public offering. To the extent a substantial number of ordinary shares are released or sold into the market, particularly by our two largest shareholders, or the market perceives that such sale could occur, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act, subject to any applicable lock-up agreements described above. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market in the United States could cause the price of our ADSs to decline. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions— Registration Rights Agreement with CDH Investments.”

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.

A holder of ADSs may exercise its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our second amended and restated memorandum of association and articles of association, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out in the deposit agreement) received by the depositary from you will lapse. The depositary will have no obligation to demand voting on a poll basis with respect to any resolution and will have no liability to any holder of ADS for not having demanded voting on a poll basis. In addition, the depositary will, if so requested in writing by us, represent all the ordinary shares (whether or not voting instructions have been received in respect of such ordinary shares from you as of the record date) for the purpose of establishing quorum at a meeting of shareholders.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, do not timely vote, or voting instructions received fail to specify the manner in which the depositary is to vote ordinary shares underlying your ADSs unless we notify the depositary that:

•                  we do not wish to receive a discretionary proxy;

•                  we think there is substantial shareholder opposition to the particular question; or

•                  we think the subject of the particular question would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that, absent the situations described above, you cannot prevent our ordinary shares underlying your ADSs from being voted and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs evidenced by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holder of our ADSs will receive these distributions in proportion to the number of our ordinary shares such holder’s ADSs represent. However, the depositary is not responsible for making a distribution available to any holders of ADSs if it decides that it is unlawful to make such distribution. For example, it would be unlawful to make a distribution to a holder of ADSs if it consisted of securities that required registration under the U.S. Securities Act but that were not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or unreasonable from a regulatory perspective for us to make them available to such holders. These restrictions may have a material adverse effect on the value of our ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands. We conduct substantially all of our operations in China through our subsidiary in China. All of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a United States court if you believe that we or our directors or officers have infringed your rights under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States. However, the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our current income and assets and projections as to the value of our ADSs and ordinary shares pursuant to our initial public offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. While we do not anticipate becoming a PFIC in the current taxable year or the foreseeable future, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. In addition, if we are not treated as owning the stock of the consolidated entities for the purpose of determining whether we are a PFIC, we would likely be treated as a PFIC for our current taxable year and subsequent taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—10.E. Taxation—Material United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—10.E. Taxation—Material United States Federal Tax Considerations.”

Our amended and restated articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Item 4.            Information on the Company.

A.  History and Development of the Company

SYSWIN Inc. was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands on December 5, 2007.

We primarily conduct our primary real estate services business through Syswin Xing Ye and its subsidiaries through a series of contractual arrangements. We do not own any equity interest in Syswin Xing Ye and its subsidiaries. We incorporated Syswin Limited in Hong Kong as our intermediary holding company in December 2007. Syswin Limited incorporated Syswin Zhi Di, our PRC subsidiary, in July 2010.

Syswin Xing Ye was incorporated as a limited liability company in the PRC on November 2, 2004. Upon its incorporation, Mr. Chen held a 68% equity interest in Syswin Xing Ye through an investment vehicle he beneficially owned and held a 20% equity interest in Syswin Xing Ye through an entity in which he held the controlling interest and Mr. Guoping Li, another individual, held the remaining equity interest. The remaining 12% equity interest in Syswin Xing Ye was held by Mr. Jian Liang, an unrelated third party. Mr. Chen became the sole beneficial owner of Syswin Xing Ye in 2006 after he acquired all the minority interests from Mr. Guoping Li and Mr. Jian Liang. In October and December 2007, Mr. Chen transferred to Mr. Tao an aggregate of 3% equity interest in Syswin Xing Ye for a total consideration of RMB0.6 million.

In January 2009, Qingling Company Limited, a limited liability company incorporated in Hong Kong and a wholly owned subsidiary of CDH China Fund III, L.P., invested RMB204.0 million in exchange for a 19.29% equity interest in Syswin Xing Ye. Immediately upon the completion of these transactions in 2009, Mr. Chen, Qingling Company Limited and Mr. Tao held 78.29%, 19.29% and 2.42%, respectively, of the equity interests of Syswin Xing Ye.

In July and August 2010, in contemplation of our initial public offering, we undertook a corporate restructuring. Upon the completion of our corporate restructuring, Brilliant Strategy Limited, a company with limited liability incorporated in the British Virgin Islands and wholly owned by Mr. Chen, CDH Investments and Mr. Tao held 78.29%, 19.29%, and 2.42% equity interest in our company, respectively. In July 2010, we issued 19.29% of our ordinary shares to China Rebro Limited, or CDH Investments, which represented the same percentage ownership of Qingling Company Limited in Syswin Xing Ye. CDH Investments is wholly owned by CDH China Fund III, L.P. Due to restrictions under PRC law on foreign investment in primary real estate sales agency and consultancy businesses, we entered into a series of contractual arrangements with Syswin Xing Ye and its shareholders on August 4, 2010, which resulted in the transfer of the effective control in Syswin Xing Ye from its shareholders to us. As part of the contractual arrangements, each shareholder of Syswin Xing Ye irrevocably authorized Syswin Zhi Di, to exercise its shareholder rights regarding Syswin Xing Ye. See “—C. Organizational Structure.”

On November 30, 2010, SOL Investment Fund Limited and Kee Shing International Limited, each an entity controlled by Sino-Ocean Land Holdings Limited (a company listed on the Hong Kong Stock Exchange, stock code 3377), purchased 3,428,571 and 2,285,714 ordinary shares held by Mr. Chen through Brilliant Strategy Limited in us at a price equal to the initial public offering price per ordinary share for an aggregate value of US$6.0 million and US$4.0 million, respectively. In addition, on November 30, 2010, SouFun Holdings Limited (a company listed on the New York Stock Exchange, ticker symbol “SFUN”), purchased 2,857,143 ordinary shares held by Brilliant Strategy Limited in us at a price equal to the initial public offering price per ordinary share for an aggregate value of US$5.0 million. Each purchaser agreed with the underwriters not to dispose of its shares in us prior to May 23, 2011. As a result of these investments, Sino-Ocean Land Holdings Limited and SouFun Holdings Limited own 2.96% and 1.48%, respectively, of our ordinary shares.

In contemplation of our initial public offering, on November 3, 2010, we effected a 12,500-for-1 share split whereby all of our authorized ordinary shares, including both issued and unissued shares, of par value US$0.01 each were divided into ordinary shares of par value US$0.0000008 each. As a result, the number of our authorized ordinary shares increased from 5,000,000 shares to 62,500,000,000 shares, and the number of our issued and outstanding ordinary shares increased from 12,390 shares to 154,875,000 shares. The share split ratio and the number of authorized ordinary shares after the share split were determined based on a number of factors, including our company’s expected market capitalization upon completion of the initial public offering and the customary price range of each ADS in precedent initial public offerings.

On November 30, 2011, we completed our initial public offering, which involved the sale by us of 9,600,000 of our ADSs, representing 38,400,000 of our ordinary shares.

Immediately upon the completion of our initial public offering and upon the adoption of our amended and restated memorandum and articles of association, 2,500,000,000 of our authorized but unissued ordinary shares were re-designated as preferred shares of a nominal or par value of US$0.0000008 each, of such class or classes (howsoever designated) as our board of directors may determine in accordance with our amended and restated memorandum and articles of association. As a result, our authorized share capital is US$50,000.00 divided into (i) 60,000,000,000 ordinary shares of a nominal or par value of US$0.0000008 each and (ii) 2,500,000,000 preferred shares of a nominal or par value of US$0.0000008 each. Our shareholders authorized such preferred shares to increase our board of directors’ flexibility in implementing anti-takeover defense mechanisms such as the adoption of a rights plan. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—Our amended and restated articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.”

Due to restrictions under PRC law on foreign investment in primary real estate sales agency and consultancy businesses, we operate our business primarily through our consolidated entity and its subsidiaries in China. We do not hold equity interests in our consolidated entity. However, through a series of contractual arrangements with such consolidated entity and its shareholders, we, among other things, effectively exercise control over, and derive substantially all of the economic benefits from, such consolidated entity. See “—C. Organizational Structure.”

Our principal executive offices are located at 9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, the People’s Republic of China. Our telephone number at this address is (8610) 8497-8088 and our fax number is (8610) 8497-8788. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.  Business Overview

Overview

We are a leading primary real estate service provider in China based on brand recognition, geographic presence and transaction value of properties sold. We primarily provide real estate sales agency services to property developers relating to new residential properties, and also provide real estate consultancy services, which include project consultancy services offered to developer clients and primary land development consultancy and agency services provided to primary land developers. In 2010, we were ranked second among the top ten real estate consultancy and sales agency service providers in China in terms of brand value, according to 2010 China Real Estate Research Report on Brand Value of Consultancy and Sales Agency Service Providers, an independent research report issued by China Real Estate Top 10 Committee, a reputable research task force jointly organized by Enterprise Research Institute of Development Research Center of the State Council of PRC, Institute of Real Estate Studies of Tsinghua University and China Index Academy.

We began focusing on providing primary real estate services in the second half of 2004, initially in Beijing and, capitalizing on our experience and capabilities gained in Beijing, have expanded our geographic scope of business.  We currently have operations in 17 cities throughout China.

From 2008 to 2010, the number of our developer clients increased from 22 to 54, and the number of our projects increased from 44 to 98. During the same period, our aggregate gross floor area of properties sold increased from 1,131 thousand square meters to 4,344 thousand square meters, and our aggregate transaction value increased from RMB10.8 billion to RMB50.0 billion. Our net revenue increased from RMB276.0 million in 2008 to RMB629.0 million in 2010. Net income attributable to SYSWIN Inc. increased from RMB82.2 million in 2008 to RMB189.6 million in 2010.

Our Services

We provide primary real estate services in China to property and land developers with a focus on residential properties. We operate in two business lines: real estate sales agency services and real estate consultancy services. Our real estate sales agency services accounted for 94.3%, 97.1% and 96.8% of total net revenue for the years ended December 31, 2008, 2009 and 2010, respectively. We disposed of our secondary real estate brokerage service business to Mr. Chen in August 2010.

We currently have operations in 17 cities in China, with locations illustrated in the map below.

Real estate sales agency services

Our core business is to provide sales agency services for new properties. Based on the demands of our clients, we may also provide consultancy services at the land acquisition and project planning stages of a development project as value-added services. The following table sets forth the aggregate gross floor area and value of properties sold through us as sales agents for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
Aggregate gross floor area of properties sold (in thousands of square meters)	1,131	2,858	4,344
Aggregate transaction value of properties sold (in billions of RMB)	10.8	29.7	50.0

Our services

We provide a range of sales agency services from the pre-sale stage through the completion of the sale as well as after-sale services. Once preparation for sales on a project commences, we will form a project team that consists of dedicated teams from our sales, planning and quality control departments. The sales team will commence on-site training for the sales personnel and other preparatory work. The planning team will prepare an advertising campaign for the project utilizing various forms of media, including newspapers and magazines, television and radio, outdoor media and the Internet, supplemented by sponsorships of events and conferences. As part of our efforts to cultivate long-term relationships with our developer clients, for each property project, we put in place a quality control team to provide on-site supervision and guidance to ensure the quality of services, manage the contract execution and down payment process and address any issues or complaints from potential buyers. The three teams jointly assist our developer clients in making decisions relating to pricing and sales management.

Upon completion of sales on a project, we continue to provide a range of services to our developer clients. For example, we assist in the property delivery and inspection process and help to resolve issues relating to the purchased property between our developer client and the property buyers. We also provide assistance relating to project reporting and required government filings for our developer clients. Based on our arrangements with our developer clients, we also provide administrative assistance to them in the purchase consideration collection process, such as frequent communications with property buyers to remind them to provide application documents in a timely manner, and assistance in reviewing financing document prepared by the bank lender.

We generally receive a fixed percentage of aggregate value of the property transactions to which we provide sales agency services as base commission. Certain property developers offer a progressive structure for the base commission based on the progress made on the property sales. From time to time, our developer clients pay us certain incentive commissions, or bonus compensation for properties sold beyond certain pre-agreed selling prices. In limited circumstances, we agree with our developer clients to undertake the overall project marketing and promotion activities and to pay all the expenses incurred in this regard prior to and during the project sales. In return, our developer clients pay us supplemental commissions, generally calculated as a percentage of the aggregate value of properties sold. As our scale of operations and national network continue to expand, our brand recognition continues to strengthen and our scope of services continues to grow, we expect our bargaining power for incentive commissions to increase.

Our commission rate and rate structure is generally negotiated on a project-by-project basis, and as a result may vary from project to project. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Specific Factors Affecting Our Financial Condition and Operating Results—Changes in commission rates.”

In addition to sales agency services, based on the needs of our developer clients, we frequently provide land acquisition consultancy and project planning services as value-added services, as follows:

•                  Land acquisition consultancy.  We assist developer clients in identifying and evaluating land parcels that meet their requirements, and facilitate acquisitions of land parcels by, among other things, helping them prepare land bidding proposals.

•                  Project planning.  We provide a wide range of project planning services to our developer clients generally in two phases. The first phase primarily focuses on development feasibility, market research and the overall positioning of the project. During the second phase, we provide more detailed analysis and recommendations on the project’s general design and layout, the feasibility and planning of development by phases, and financial analysis and management.

Our geographic presence

We began focusing on providing primary real estate services in the second half of 2004, initially in Beijing. After establishing ourselves as a market leader in Beijing, we soon began selectively entering new strategic markets in the Bohai Rim region as well as Western China.

In 2010, we established presence in Shanghai, Hangzhou and Nanjing, which exemplified our operation expansion in the Yangtze River Delta region. Further, upon completion of our acquisition of Shenzhen Xingyan Real Estate Consulting Co., Ltd., we have continued our nationwide expansion into Southern China. See “Item 5.A. Operating and Financial Review and Prospects—Recent Developments—Acquisition of Shenzhen Xingyan Real Estate Consulting Co., Ltd.” for more details.

Based on our analysis of local market capacity and the local market shares of our key clients, we have identified markets in Central China as key market in our next phase of expansion. Management aims to substantially establish our nationwide presence as part of our mid-term business plan. Generally, based on the business development stage of our subsidiaries in each of the markets we entered, our markets can be broadly grouped into one of four categories. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Specific Factors Affecting Our Financial Condition and Operating Results—Development cycle of our markets.”

In 2008, 2009 and 2010, we derived approximately 92.4%, 74.6% and 71.7% of our total net revenue, respectively, from Beijing. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry— Our net revenue is concentrated in the Beijing market. Any significant downturn in Beijing real estate market will materially and adversely affect our results of operations” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations.

Our developer client base

Historically, we have strategically targeted developers that are either among China’s top 100 developers or the 10 largest developers at the provincial level, which we refer to as our key clients. For our key clients, we seek to build and maintain a dedicated management and sales team to provide consistently high quality service from project to project. In addition, we also seek to cooperate with smaller reputable developers with whom we can establish long-term relationships, such as those developers with projects characterized by favorable geographic locations, relatively long sales periods and comparably higher commission rates, which we refer to as quality projects.

In 2008, 2009 and 2010, our largest five clients, all of which were property developers, accounted for approximately 89.4%, 72.2% and 66.3%, respectively, of our total net revenue from sales agency services. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Description of Certain Line Items—Net Revenue.”

The table below sets forth, for the periods indicated, information relating to the number and aggregate gross floor area sold of the projects of our largest developer clients, based on the total net revenue from sales agency services derived from such clients.

	For the Year Ended December 31,
	2008				2009				2010
	(In thousands of square meters, except percentages)

	Number	% of total	Aggregate GFA	% of total	Number	% of total	Aggregate GFA	% of total	Number	% of total	Aggregate GFA	% of total
Largest Client	1	2%	58	5%	1	1%	54	2%	1	1%	24	1%
Second Largest Client	7	16	71	6	4	6	225	8	14	14	1,122	26
Third Largest Client	8	18	367	32	11	16	731	26	3	3	170	4
Fourth Largest Client	2	5	37	3	3	4	305	11	6	6	295	7
Fifth Largest Client	7	16	294	26	12	18	176	6	2	2	224	5
Other clients	19	43	304	28	37	55	1,367	47	72	74	2,509	57
Total	44	100%	1,131	100%	68	100%	2,858	100%	98	100%	4,344	100%

Real estate consultancy services

In addition to the real estate sales agency services that we offer to developers, we derive revenue from land acquisition consultancy services and project planning services offered to developer clients on a stand-alone basis. For a description of these services, see “—Real Estate Sales Agency Services.” We also generate revenue from primary land development consultancy and agency services provided to primary land developers.

Our primary land development consultancy and agency services are offered to primary land developers seeking professional advice on managing real estate land resources and maximizing the value of their land. Our clients are typically primary land developers that may have limited experience in developing large parcels of land.

By providing primary land development consultancy and agency services for a project, we become well-positioned to be engaged by the property developer of the project to provide sales agency services.

We believe that our experience and capabilities in providing primary land development consultancy and agency services distinguish us from many of our competitors.

Our Information Technology Systems

Our business started as a software information technology business. Reflecting this background, we have developed our proprietary information technology systems, which primarily consist of our work breakdown structure system, or the WBS system, and our customer relationship management system, or the CRM system.

The WBS system

Our WBS system sets forth the tasks required to achieve any objective within the work flow of a sales project. It also monitors compliance with detailed operating procedures at each step of our business and operational process. It provides a common framework for the overall planning of our projects and is our basis for dividing work into definable modules, and can be revised and updated as needed by our project managers and employees.

Upon the initialization of a project, our management teams at different levels input project information and working instructions into the WBS system, creating a detailed work-flow schedule for each key event throughout the project. The WBS system then automatically supplements the work-flow with up to hundreds of other events needed for the project, based on the information input by our management team and the experience data gained through our precedent maintained by the WBS system. Various working modules and template documents are generated and assigned to the relevant event. At any specified time prior to the expected occurrence of certain event, the WBS system automatically generates and delivers a series of requests, together with the related template documents embedded within the event, to the relevant personnel in charge of the event via an internal message system. For certain key events requiring approval by different levels of our management team, the WBS system organizes the decision-making process and notifies the individuals whose approvals are required. Our management team is also able to adjust the process based on the project’s specific needs throughout the work flow of a project. We also believe that our WBS system effectively facilitates our knowledge management process by serving as a precedent management system and allowing efficient utilization of our internal knowledge resources.

The development of our WBS system has facilitated our management’s efforts to supervise and manage our projects and ensure a high level of service quality consistency across projects as we expand into new city markets.

The CRM system

The CRM system is the core business management system used by our management team as well as a day-to-day work platform for our sales professionals and managers based on a comprehensive database system covering information regarding our clients, property buyers and development projects. By capitalizing on our experience in the primary real estate sales agency and consultancy business, we developed our CRM system primarily by utilizing our in-house information technology personnel resources with the support from third-party IT outsourcing firms.

As of December 31, 2010, our CRM system included information relating to more than 920,000home buyers and potential purchasers in Beijing, as well as detailed information on the unit level for 4.5 million home units in Beijing. The information available on our CRM system is a key factor in our ability to promote the properties of our developer clients. The CRM system also includes analytical modules which can identify suitable or comparable residential units based on specific criteria input by potential property purchasers or our sales professionals. Our CRM system also enables information sharing among sales teams of different projects as approved by our management team. Our CRM system also assists in monitoring the performance and managing commissions of sales professionals and managers. It also provides cash flow supervision and management services for property sales.

Our CRM system has enabled us to analyze and present up-to-date market, financial and operating data to our management team and sales professionals and helped us keep abreast of and capitalize on significant market trends and developments, thereby improving our sales efficiency.

Our Contract Pipeline

Our contract pipeline as of a specified date represents the aggregate gross floor area of the properties for which we have been engaged to provide sales agency services but have not yet recognized revenue as of such date based on the respective agency agreements. As of December 31, 2010, our contract pipeline amount was 21.0 million square meters, compared to 8.5 million square meters as of December 31, 2009. This increase primarily reflects a general increase in new projects for which we were successfully engaged to provide sales agency services in most of the markets we have entered. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Specific Factors Affecting Our Financial Condition and Operating Results—Contract Pipeline.”

Seasonality

The primary real estate sales agency and consultancy services business is subject to seasonal fluctuations. Historically, primary real estate sales agency and consultancy services revenue and transaction volumes have generally been low during January and February as a result of the relatively low level of property market activities during the winter and the Chinese New Year holiday period. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Seasonality in the real estate market could adversely affect our results of operations and the trading price of our ADSs.”

Sales and Marketing

Our commission structures and arrangements

Commission structures of our projects, which are set out in our written sales agency agreements with our developer clients, generally consist of a base commission and, on some projects, an incentive commission. Occasionally, our commissions also include a supplemental commission. From time to time, we may agree to the quality assurance retention money or performance bond arrangements as part of our strategy to meet the demands of our developer clients for a high level of service quality throughout the sales cycles of their projects. The following is a brief description of these types of commission structures:

•                  Base commission.  Base commission is calculated as a fixed percentage of aggregate value of the property transactions to which we provide sales agency services. A number of property developers offer a progressive structure of base commissions based on the sales progress in terms of value or volume of properties sold.

•                  Incentive commission.  Incentive commission is a bonus compensation that property developers pay for properties sold beyond certain pre-agreed selling prices. Incentive commission is calculated as a percentage of the property transaction value exceeding a base transaction value calculated using a pre-determined average selling price. Occasionally, our sales agency agreements provide for a progressive incentive commission rate structure based on average selling price of properties sold.

•                  Supplemental commission.  Supplemental commission is generally paid by property developers in return for our agreement to undertake the overall project marketing and promotion activities and to pay all costs incurred in this regard prior to and during the project sales. Supplemental commission is calculated as a percentage of the aggregate value of properties sold.

•                  Quality assurance retention money.  Quality assurance retention money arrangement is an arrangement under which we allow our developer clients to pay a portion of commissions, typically 5% to 20% of the aggregate agreed-to commission, as quality assurance retention money, upon our meeting certain pre-determined criteria. Such pre-determined criteria can be largely categorized into (i) those based on the level of satisfaction with our services as determined by our developer clients; and (ii) those based on the sales progress on a project, which may take into account factors such as gross floor area of properties sold and transaction value. We recognize the revenue represented by such retention money only upon the satisfaction of such pre-agreed conditions.

•                  Performance bond.  Performance bonds are upfront deposits we make to property developers prior to the sales commencement, which will be released periodically or upon the sales completion, and may be subject to certain pre-determined criteria similar to those applicable to the payment of quality assurance retention money.

Our commission rate and rate structure is generally negotiated on a project-by-project basis, and as a result may vary from project to project. The adoption of quality assurance retention money and performance bonds arrangements is not necessarily linked to the adoption of any commission structure. For a more detailed discussion of our commission structure, including a discussion of the Guo’ao Project, our single largest project to date, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Specific Factors Affecting Our Financial Condition and Operating Results—Changes in commission rates.”

Our sales and marketing activities

We primarily market our services to existing clients and new clients that approach us through word-of-mouth referrals. Upon receiving information on a potential client or project, we assess the attractiveness of the client or project based on a combination of factors, including scope of services, likelihood of achieving sales targets, resource requirements and commission rates on the project, as well as the market share and growth potential of the client. Based on these assessments, we select our key clients and quality projects on which we would concentrate our sales and marketing efforts.

In addition, to strengthen our brand recognition in the industry, we advertise regularly on real estate-focused portal websites, magazines and newspapers and seek to maintain close relationships with these media outlets through hosting, sponsoring or participating in conferences and competitions. Some of our senior management members also write regular columns in magazines to share their views on the real estate industry.

Competition

The primary real estate sales agency and consultancy services industry in China is highly competitive, particularly in the metropolitan areas in which most of the property development projects are concentrated and real estate industry is highly developed, such as Beijing, Shanghai and Shenzhen. Significant capital commitments would be required to compete on a regional or national basis, though the industry has relatively low capital commitment requirements for small operations, especially participants with existing relationships with property developers in certain cities or regions. Companies primarily compete for primary real estate sales agency and consultancy services business on the basis of the scope and quality of services offered, reputation and brand recognition, local expertise and agency commission rates.

The three major players in the primary real estate service market in China are E-house (China) Holdings Limited with primary markets in eastern China and based in Shanghai; World Union Properties Consulting Co., Limited with primary markets in southern China and based in Shenzhen; and us with primary markets in Northern China and based in Beijing. All three players are seeking to expand their operations nationally. In addition to these national competitors, we also compete with local players in each of the 17 cities in which we have established operations. For example, in Beijing, we also compete with B.A. Consulting and the local operations of Centaline Property Agency Limited.

Intellectual Property

Our “SYSWIN” brand name, coupled with our proprietary information technology systems, including our WBS system and our CRM system, contributed significantly to our competitive advantages in the primary real estate sales agency and consultancy services industry in China. We use certain “SYSWIN” trademarks under a non-exclusive royalty-free license from an entity controlled by Mr. Chen. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Mr. Chen—Purchase of services.” See also “Item 4.B—Information on the Company—Business Overview—Our Information Technology Systems.”

To protect these intellectual property rights, we rely on a combination of trademark and copyright laws in China as well as imposing procedural and contractual confidentiality obligations upon our key employees. The built-in security functions and access authorization mechanisms in our information technology systems also help protect our confidential information.

Regulation

We are subject to a number of laws and regulations in China relating to real estate sales agency and consultancy services. This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Urban Real Estate Sales Agency and Consultancy Services

General Principles on Urban Real Estate Intermediary Services

The general principles relating to the real estate sales agency and consultancy service industry in China are mainly included in the Law on Administration of the Urban Real Estate, or the Urban Real Estate Law, promulgated by the Standing Committee of National People’s Congress, or NPC, on July 5, 1994, and as amended on August 30, 2007, and the Provisions on the Administration of Urban Real Estate Intermediary Services, or the Intermediary Services Administration Provisions, promulgated by the Ministry of Construction, or MOC, and the predecessor of the Ministry of Housing and Urban-rural Development, on January 8, 1996 and as amended on August 15, 2001.

According to the Urban Real Estate Law and the Intermediary Services Administration provisions, the urban real estate intermediary services agencies are categorized as real estate consultancy agencies, real estate appraisal agencies and real estate brokerage agencies. Accordingly, our operating entities engaged in real estate sales agency and consultancy services are subject to the laws and regulations governing real estate brokerage agencies and real estate consultancy agencies, respectively, and must obtain business licenses from the State Administration for Industry and Commerce, or SAIC, or its local branches before commencing their real estate sales agency and consultancy businesses in China.

Establishment of Urban Real Estate Sales and Consultancy Agencies

To qualify as an urban real estate sales and consultancy agency, a company must register with the local branches of SAIC in each locality where it conducts relevant business. In addition, the company is required to file with the real estate regulatory authorities at the county level or above within one month after obtaining its business license issued by SAIC or its local branch. Penalty for non-compliance includes imposition of fines, injunction against illegal services, confiscation of illegal income and revocation of licenses.

Currently, various implementation practices are adopted by local real estate regulatory authorities for the registration and licensing of primary real estate sales agency and consultancy services businesses. For example, pursuant to our verbal consultation with the local real estate regulatory authority in Qingdao in charge of administering relevant laws and regulations, Qingdao Syswin Xing Ye Real Estate Brokerage Company Limited, or Qingdao Syswin, one of the subsidiaries of our consolidated entity, is not required to register with such governmental authority to conduct real estate sales agency and consultancy services in Qingdao. In addition, pursuant to our verbal consultation with the local real estate regulatory authority in Taiyuan, the local authority in Taiyuan currently does not accept any application for registration by real estate service providers, such as Shanxi Syswin Xing Ye Real Estate Brokerage Company Limited, or Shanxi Syswin, another subsidiary of our consolidated entity, to engage in real estate sales agency and consultancy services. However, our understanding of such implementation practices adopted by local real estate regulatory authorities for the registration and licensing requirements is based on our verbal consultation with relevant authorities, rather than published rules, regulations or guidance. See “Item 3.D. Key Information—Risks Related to Our Business and Industry—If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.”

Our consolidated entity, Syswin Xing Ye, and its subsidiaries, other than Qingdao Syswin and Shanxi Syswin, have obtained all necessary licenses and permits from the PRC government to engage in the real estate sales agency and consultancy services businesses. The business scope of our PRC subsidiary, Syswin Zhi Di, as prescribed in its business license issued by the PRC government, includes software development, information technology management support, computer system services, data analysis, application software services, intellectual property services, enterprise management services, and economic information services. As part of our contractual arrangements with Syswin Xing Ye, Syswin Zhi Di provides technology, marketing and general management consultation services to Syswin Xing Ye in accordance with the business scope under its license. For more details on how the services provided by Syswin Zhi Di correspond to the business scope under its license, see “—C. Organizational Structure.” As advised by Commerce & Finance Law Offices, our PRC legal counsel, these businesses and services are not real estate sales agency and consultancy services and do not require a license or permit for conducting real estate sales agency and consultancy services. As a result, except as otherwise described above, we have duly obtained all necessary regulatory approvals from the PRC government authorities to engage in our real estate sales agency and consultancy services business. However, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our PRC businesses do not comply with PRC governmental restrictions on foreign investment in businesses involved in primary real estate sales agency and consultancy services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to restructure our operations.”

An urban real estate sales and consultancy agency must meet certain organizational, financial and operational criteria on an ongoing basis, such as possessing sufficient funding and employing qualified personnel. It must keep proper records and comply with prescribed procedures in delivering its services.

Urban Real Estate Sales Agency Services Provided by the Agencies

Pursuant to the Regulatory Measures on the Sale of Commercial Houses, or Commercial Houses Sale Measures, promulgated by MOC and effective as of June 1, 2001, a real estate developer may entrust a real estate sales agency services provider as a broker to pre-sell or sell primary residential housing. To comply with the Commercial Houses Sale Measures, the real estate developer must enter into with the real estate broker a written contract expressly prescribing the terms, authority of such engagement and both parties’ rights and obligations thereunder. The Commercial Houses Sale Measures further provide that when conducting commercial house sales on behalf of the real estate developer, the real estate broker must present the prospective buyers with relevant title certificates or sale permits of the properties and the real estate developer’s letter of authorization and must not make any false statements regarding a property to the prospective buyers. If a real estate broker sells commercial houses that do not satisfy the requisite sale conditions under the relevant PRC laws and regulations, the sale of such commercial houses must be aborted and an administrative warning may be issued and a penalty may be imposed.

On August 28, 2004, the SAIC promulgated the Measures of the PRC on Management of Brokers, or the Brokers Measures. Brokers as defined in the Brokers Measures include individuals, legal persons and other entities that act as intermediary brokers or agents in economic transactions for the purpose of obtaining commissions. The local branches of SAIC are the administrative bodies responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. For the brokers formed as a company or other entities allowed under relevant PRC laws and regulations, the business presented in their names must be expressly described as “brokerage”, and the specific manner and items of brokerage must be also clarified in their business scope. Within 20 days after a brokerage firm employs or dismisses any broker, it must file the broker’s information and the related contracts with the local branches of SAIC. In addition, no brokerage or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of non-compliance, the local branches of SAIC can issue warnings or impose fines of up to RMB30,000.

Pursuant to the Interim Regulation on Professional Qualification for Real Estate Brokers and the Implementation Measures on the Examinations of Professional Qualification for Real Estate Brokers jointly issued by the Ministry of Personnel, or MOP, the predecessor of the Ministry of Human Resources and Social Security, and MOC on December 18, 2001, to practice as a qualified real estate broker, an individual must first obtain a qualification certificate for real estate brokers, and then complete the registration with MOC or its authorized branches. An individual may practice as a real estate broker only if such individual obtains a real estate broker’s license issued by MOP or its authorized branches and duly registers with MOC or its authorized branches.

In Beijing, since July 1, 2004, a newly established real estate brokerage is required to register with the local real estate authority. A real estate brokerage must have at least four individuals holding a Real Estate Broker Qualification Certificate in Beijing, and must satisfy the requirements set forth in the Urban Real Estate Law. Any branch of a brokerage must have at least two qualified real estate brokers and must register with the local real estate authority within one month after obtaining its business license.

Real estate brokerages in Chongqing are subject to an accreditation system, with grades of class C, class B and class A. A real estate brokerage can conduct only those businesses that are within the permitted business scope and grade. The brokerage is also subject to annual examination by the real estate authority. Other cities, such as Suzhou, Hohhot and Tianjin, have also promulgated local rules to regulate the real estate brokerage business and the qualification or number of licensed brokers.

On October 27, 2010, the Ministry of Housing and Urban-Rural Development, the National Development and Reform Commission, and the Ministry of Human Resources and Social Security jointly released new regulations to regulate real estate brokerage practices. The regulations, which became  effective on April 1, 2011, provide detailed guidance regarding the operations of real estate agents. For example, under the new regulations, real estate agency institutions and agents are prohibited from (1) fabricating and disseminating false information on real estate price appreciation or manipulating the market prices of real estate properties; (2) promoting business by inappropriate methods, such as fraud, coercion or bribery, luring or deceiving customers into transactions or compelling them to trade in real estate properties; (3) seeking inappropriate interests by illegitimately disclosing or using principals’ personal information or business secrets; or (4) embezzling or illegitimately appropriating funds for real estate transactions.

Urban Real Estate Consultancy Services Provided by the Agencies

The Intermediary Services Administration Provisions set forth the basic requirements for setting up and operating real estate agencies. According to these provisions, personnel engaged in the real estate consultation business must be professionals who have real estate-related credentials or meet certain education requirements, possess the professional titles relating to real estate consultation and have obtained certain certificates for passing relevant examinations. The number of such professionals in an agency engaged in the real estate consultation business must exceed 50% of its total number of employees.

Urban Real Estate Intermediary Service Charges

According to the Circular on Real Property Intermediary Service Charges, or the Service Charges Circular, promulgated by the State Planning Commission, the predecessor of the National Development and Reform Commission, or NDRC, and MOC on July 7, 1995, real estate agencies must expressly state their service charges, which are in the form of commissions. The PRC government has also issued pricing guidelines with respect to real estate consultation services.

Pursuant to the Service Charges Circular, commission rates for real estate transactions should be between 0.5% and 2.5% of the transaction value for sales agency services provided on a non-exclusive basis, and be no more than 3% of the transaction value for sales agency services provided on an exclusive basis. Local governments are authorized to adopt more specific limitations within these statutory limitations. For example, the local government authorities in Beijing adopted local administrative rules to restrict the commissions to be between 0.5% to 2.5% of the transaction value for sales agency services provided on a non-exclusive basis and to be no more than 2.8% of the transaction value for sales agency services provided on an exclusive basis. In Chongqing, commissions for real property transactions may not exceed 2% of the transaction value. In addition to base commissions, a number of our engagements are structured to include possible supplemental and incentive commissions, which, if aggregated with our base commissions, may yield an effective overall commission rate that exceed the statutory limitation. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may be subject to administrative fines or penalties in the event that the relevant PRC government authorities determine that we are in violation of the statutory limitation on real estate sales agency commission rates.”

Restrictions on Foreign Investment in Real Estate Sales Agency and Consultancy Businesses

The Catalogue of Industries for Guiding Foreign Investment, or the Guiding Catalogue, first promulgated on June 20, 1995 and as latest amended by the NDRC and the MOC, on October 31, 2007 and effective on December 1, 2007, divides the industries for foreign investment into three categories: encouraged, restricted and prohibited, and those not set forth in the Guiding Catalogue are the industries in which foreign investment is permitted. Real estate sales agency and brokerage fall within the restricted category with respect to foreign investment, which means foreign investment in such industry, which can be conducted either by setting up a new wholly owned enterprise, or WFOE, or a joint venture with a Chinese partner, or by merger and acquisition of domestic enterprises engaged in such business, is subject to approvals from PRC government authorities at a higher level compared to foreign investments in encouraged and permitted industries.

Other Regulations

Company Law

The Company Law of the PRC was adopted by the Standing Committee of the NPC on December 29, 1993 and became effective on May 1, 1994 and was amended on December 25, 1999 and on August 28, 2004. On October 27, 2005, the Standing Committee of the NPC further amended the Company Law, which came into effect on January 1, 2006.

Pursuant to the Company Law, the term “company” refers to a limited liability company or a joint stock limited company established within the PRC in accordance with the provisions of the Company Law. As for the limited liability, the shareholders will only be responsible for the company or the company’s creditors to the extent of the capital contributions they have made. The shareholders of a company will be entitled to enjoy the capital proceeds, participate in making important decisions, choosing managers and so on.

In accordance with the Company Law, the registered capital of a limited liability company must be the total amount of the capital contributions subscribed by all the shareholders that have registered with SAIC or its local branches. The minimum amount of registered capital of a limited liability company must be RMB30,000, unless otherwise prescribed by laws or administrative regulations. The capital contributions can be made in cash or non-cash properties with at lease 30% of the registered capital being contributed in cash.

Wholly Foreign-Owned Enterprise Law

The Law of the PRC on Wholly Foreign-Owned Enterprises, or the WFOE Law, was adopted by the NPC on April 12, 1986 and was amended on October 31, 2000. The Implementation Regulation of the WFOE Law was promulgated on December 12, 1990 and amended on April 12, 2001.

The registered capital of a WFOE must be appropriate to its business scale, and the minimum registered capital of a WFOE must be RMB100,000. The ratio between its registered capital and total amount of investment must be in conformity with the relevant regulations of the PRC, and the difference between its registered capital and total amount of investment must be the amount of foreign exchange loans that the WFOE is permitted to borrow from its foreign investor. These regulatory requirements are administrative formalities and free of charge. The time required to complete the required procedures may vary significantly based on the circumstances of each case. We have complied with the WFOE Law and its Implementation Regulation in all material respects.

Chinese-Foreign Equity Joint Venture Law

The Law of the PRC on Chinese-Foreign Equity Joint Venture, or the EJV Law, was adopted by the Standing Committee of the NPC on July 8, 1979 and became effective on the same day, and was amended on March 15, 2001. The Implementation Rules of the EJV Law was adopted by the State Council on September 20, 1983 and became effective on the same day, and was subsequently amended on January 15, 1986, December 21, 1987 and July 22, 2001.

Pursuant to the EJV Law and its Implementation Rules of the EJV Law, the foreign investors’ contribution must be no less than 25% of the registered capital of a Chinese-foreign equity joint venture. However, according to subsequent regulations and foreign investment practice, Chinese-foreign equity joint ventures with foreign investors’ contribution less than 25% have also been approved, but such Chinese-foreign equity joint ventures usually cannot enjoy the beneficial treatment as granted to those with foreign investment over 25%.

Regulations on Determination of Arm’s Length Transaction

The principal law and regulation in relation to the determination of the existence of an arm’s length transaction is the CIT Law and its Implementation Rules. According to the CIT Law and its Implementation Rules, a transaction may be deemed to be concluded on an arm’s length basis if it is conducted in accordance with the principles of an independent transaction as defined under the Implementation Rules of the CIT Law. The principles of an independent transaction require a transaction to be conducted at fair value and based on business practices between parties as if they were unrelated. In the event of a transaction between related parties is not conducted according to the independent transaction principles, the PRC taxation authorities have the power to carry out tax adjustments for such transaction. Since our PRC subsidiary and Syswin Xing Ye are controlled by the same persons, the PRC taxation authorities may determine that the provision of technical and consulting services by our PRC subsidiary to Syswin Xing Ye is not conducted on an arm’s length basis unless it is conducted at fair value and in compliance with the business practices principles described above.

Regulations on Relevant Intellectual Property Rights

Trademarks

The Trademark Law of the PRC was adopted by the Standing Committee of the NPC on August 23, 1982 and was amended on February 2, 1993 and October 27, 2001. The PRC Trademark Law Implementation Rules, or the Implementation Rules, were promulgated by the State Council on August 2, 2002 and became effective on September 15, 2002. The PRC is a signatory country to the Madrid Agreement and the Madrid Protocol, which provides for a mechanism whereby an international registration produces the same effects as an application for registration of the trademark made in each of the countries designated by the applicant.

According to the Trademark Law, the National Trademark Bureau under SAIC is responsible for the registration and administration of trademarks in China. A “first-to-file” principle with respect to trademarks has been adopted. Where a trademark is infringed, the trademark owner may file a case with relevant administrative department or competent courts. Where the infringement is so serious as to constitute a crime, the trademark owner may lodge a complaint with the relevant public security organization.

If registered trademark owners intend to assign their registered trademarks, a registered trademark transfer agreement must be entered into between the owner and the assignee. The owner and assignee must together apply to the National Trademark Bureau and its local counterparts for registration of such assignment as prescribed under the Trademark Law.

Registered trademark owners may license others to use their registered trademarks. Relevant license agreements must be filed with the National Trademark Bureau and its local counterparts.

Copyrights

The Copyright Law of the PRC, or the Copyright Law, was adopted by the Standing Committee of the NPC on September 7, 1990 and became effective on June 1, 1991 and was subsequently amended on October 27, 2001 and February 26, 2010. The Implementation Rules of the Copyright Law was promulgated by the State Council on May 30, 1991 and was amended on August 2, 2002.

According to the Copyright Law and its Implementation Rules, the author of the works must be the copyright owner of such works unless otherwise provided in the relevant laws and regulations. With respect to the works created in the course of employment, the copyrights, except for the right of authorship, to the works created under the following circumstances shall belong to the legal person or other entities who employ the author to create the works, but such legal person or other entities shall grant some award to the author:

•                  the works such as engineering design drawings, products design charts, maps and computer software created mainly through the use of materials and technical conditions provided by such legal person or other entities and such legal person or other entities shall be responsible for those works; or

•                  the laws and regulations so prescribe or the contracts were expressly agreed with respect to the legal person’s or other entities’ ownership of the works created in the course of employment.

Domain Names

The Measures for the Administration of Domain Names for the Chinese Internet, or the Domain Names Measures, were promulgated by the Ministry of Information Industry on November 5, 2004 and became effective on December 20, 2004. The Domain Names Measures govern registration of domain names with the Internet country code “.cn” and domain names in Chinese.

The Measures on Domain Names Dispute Resolution, or the Domain Names Dispute Resolution Measures, were promulgated by the China Internet Infrastructure Center on February 14, 2006 and became effective on March 17, 2006. The Domain Names Dispute Resolution Measures require domain name disputes to be submitted to institutions authorized by the China Internet Network Information Center for resolution.

Equity Interest Pledge

Pursuant to the relevant contractual arrangements, a pledge has been created over the equity interests in Syswin Xing Ye, our consolidated entity, held by its shareholders in our favor to secure our consolidated entity’s obligations, as well as the obligations of such shareholders, under the contractual arrangements with us. According to the Provisions on Change of the Equity Interests of the Investors of a Foreign-Invested Enterprise, our consolidated entity Syswin Xing Ye, a Sino-foreign joint venture, should obtain approvals from the government authority that approved its establishment, i.e., the local branch of the Ministry of Commerce and to register with the relevant local branches of the State Administration for Industry and Commerce, or the SAIC, within thirty days after obtaining the pledge approval from the relevant local branch of the Ministry of Commerce to validate the equity pledge agreements. We duly obtained the approval of the pledge of equity interests in Syswin Xing Ye from the local branch of the Ministry of Commerce on September 15, 2010. We completed the registration of such pledge with the local branch of the State Administration of Industry and Commerce on October 12, 2010.

Labor Contract Law

According to the Labor Contract Law of the PRC effective on January 1, 2008, labor contracts must be entered into if labor relationships are to be established between an entity and its employees. The entity cannot require the employees to work in excess of the time limit as permitted under the relevant labor laws and regulations and must pay to the employees wages which are no lower than local standards on minimum wages. The entity must establish and perfect its system for labor safety and sanitation, strictly abide by relevant rules and standards in the PRC, and educate employees regarding these matters.

Dividend Distribution

The principal regulations governing distribution of dividends paid by WFOEs in the PRC include the WFOE Law and its Implementation Rules. Under these regulations, WFOEs in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, according to the WFOE Law and its Implementation Rules, WFOEs in the PRC are required to set aside to general reserves each year at least 10% of their after-tax profit, based on the PRC accounting standards until the cumulative amount of such reserves reaches 50% of their registered capital. WFOEs are also required to set aside from after-tax profit a staff bonus and welfare reserve, and the specific rate of after-tax profit which must be set aside to such staff bonus and welfare reserve must be determined by the WFOEs themselves. These reserves are not distributable as cash dividends to equity owners except in accordance with applicable laws and regulations.

Foreign Currency Exchange Regulations

Foreign currency exchange in China is primarily governed by the Foreign Exchange Administration Rule and the Regulations of Settlement, Sale and Payment of Foreign Exchange.

Under the Foreign Exchange Administration Rules, which came into effect on August 5, 2008, RMB is freely convertible for current account items, including the distribution of dividend payments, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, promulgated in 1996, foreign-invested enterprises, or FIEs, including WFOEs, may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE.

On August 29, 2008, the SAFE promulgated the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of FIEs, or Circular 142. Circular 142 stipulates that the registered capital of an FIE may only be used for the purpose within its approved business scope and must not be used for equity investment within the PRC. Violations of the SAFE Circular will result in severe penalties, such as heavy fines. As Circular 142 prohibits foreign-invested company to make equity investment with its foreign currency-denominated capital, we may not be able to make equity contributions to Syswin Xing Ye nor to establish new subsidiaries through Syswin Zhi Di in China. However, as Circular 142 only applies to foreign-invested companies incorporated in mainland China, even though our ability to make equity contributions to Syswin Xing Ye is limited, we are able to:

(i)      make equity contribution to Syswin Zhi Di, our subsidiary in the PRC, upon approval from Ministry of Commerce or its local branch. Pursuant to the Law of the PRC on Wholly Foreign-Owned Enterprises, or the WFOE Law, and its implementation rules, as amended, and the Provisions on Change of the Equity Interests of the Investors of a Foreign-Invested Enterprise, a foreign-invested company such as Syswin Zhi Di may increase its registered capital and receive additional equity contribution from its foreign shareholders, subject to approval from Ministry of Commerce or its local branches. The regulatory authorities are required to conclude its approval process within 30 days;

(ii)     make loans to Syswin Zhi Di through our offshore subsidiaries upon registration with SAFE or its local branches. Pursuant to the Interim Measures on Administration of Foreign Loans, a foreign-invested company is permitted to obtain loans from its foreign shareholder or a related company of the shareholder upon registration with SAFE or its local branches. Currently there is no statutory period within which the regulatory authorities are required to conclude the registration process;

(iii)    make new investments in the PRC through establishing new subsidiaries or acquisitions in the PRC, subject to approval from Ministry of Commerce or its local branches. Pursuant to the WFOE Law, upon approval from Ministry of Commerce or its local branches, SYSWIN Inc. or SYSWIN Limited may establish new subsidiaries or acquire companies in China to engage in businesses which are permitted for foreign investments. The regulatory authorities are required to conclude their approval process within 90 days; and

(iv)    fund any mergers and acquisitions outside China. Mergers and acquisitions undertaken by SYSWIN Inc. or SYSWIN Limited outside China are generally not subject to PRC government approval or foreign exchange control.

In addition, Circular 142 does not limit the use of foreign currency-denominated capital by Syswin Zhi Di to fund its working capital. The PRC government does not charge any fee for any of the above mentioned approvals and registrations.

Circular 142 requires the foreign-invested company to apply with a commercial bank regarding the conversion of foreign currencies into Renminbi. The bank is required to review documents submitted by the foreign-invested company to verify that the usage of the converted Renminbi is within the business scope as prescribed in the business license of the applicant. Once the usage is verified by the commercial bank, the foreign exchange may be converted into Renminbi. No approval by any governmental authority in the PRC is required for such currency conversion process.

Foreign Exchange Regulations on Special Purpose Vehicles

The Circular on Issues Concerning Foreign Exchange Control on Financing and Reverse Investment through Overseas Special Purpose Vehicles Established by Domestic Residents, or Circular 75, was promulgated by the SAFE. Circular 75 states that PRC residents, whether natural or legal persons, must register with the relevant provincial SAFE branch prior to establishing or taking control of an offshore entity established or controlled for the purpose of overseas equity financing involving onshore assets or equity interest held by them. The term “PRC legal person residents” as used in Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “PRC natural person residents” as used in Circular 75 includes all PRC residents and all other natural persons, including individuals who do not have a legal status in China but habitually reside in China for economic benefit. The implementation notice of Circular 75 further clarifies that an “individual who does not have a legal status in China but resides in China habitually for economic benefits” mainly includes the following (whether or not they are PRC citizens):

•                  individuals who have a permanent residence in China or will return to this permanent residence after temporary leave for such reasons as overseas traveling, education, medical treatment, working, or requests for overseas residence, among others;

•                  individuals who hold interests in a domestic enterprise with such interests being classified as domestically owned interests; and

•                  individuals who hold foreign-owned interests in a domestic enterprise that originally were domestically owned interests and were owned by the same individuals.

Subsequent to establishing or taking controlling of an offshore entity, such PRC residents must file with the local SAFE branch relevant documents as to such changes as (i) injection of equity interest or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. As to any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, such filing must be done within 30 days after the occurrence of such changes.

Under Circular 75, PRC residents are further required to repatriate into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under Circular 75 are prerequisites for other approvals and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Regulations on Mergers and Acquisitions by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, i.e., the MOC, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of acquiring a PRC company and an overseas listing of such company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.

However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. In particular, with respect to our initial public offering, it is unclear whether the contractual arrangements within our corporate structure will be deemed as an acquisition under the M&A Rules. The relevant PRC authorities which jointly promulgated the M&A Rules, have not given any instruction, explanation or implementation guidance in this respect even after various companies using contractual arrangement structures have successfully been listed on overseas stock exchanges. Commerce & Finance Law Offices, our PRC legal counsel, advised us that we were not required to apply to the relevant PRC regulatory agencies, including the CSRC, for approval of our initial public offering or the current corporate structure for our initial public offering because: (1) Syswin Zhi Di was established as an foreign-invested enterprise by direct investment and not through a “merger with or acquisition of the equity or assets of any PRC domestic enterprise” as such term is defined under the M&A Rules; (2) we do not hold any equity interests in Syswin Xing Ye, the consolidated entity, or any of its subsidiaries in the PRC; (3) neither the M&A Rules themselves, nor the administrative practices under the M&A Rules made public as of the date of this Annual Report, clearly indicated the application of the M&A Rules in connection with our initial public offering, or listing and trading of our ADSs on the New York Stock Exchange; and (4) the M&A Rules are not clear as to whether the contractual arrangement structure will be deemed as an acquisition.

Regulations on Tax Collection for Share Transfers by Non-PRC Resident Enterprises

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a foreign investor transfers its direct equity interest in a PRC subsidiary, or a Direct Transfer, gains derived from such Direct Transfer will be subject to PRC withholding tax at a rate of up to 10%. For instance, any transfer or disposal of equity interest in our PRC subsidiary, Syswin Zhi Di, by our Hong Kong subsidiary, SYSWIN Limited, such a transfer would constitute a Direct Transfer. It further provides that where a foreign investor or entity is the controlling shareholder of a PRC resident enterprise and transfers its indirect equity interest in a PRC resident enterprise by disposing of its equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. The documents for reporting are:

•                  equity transfer contract/agreement;

•                  documents illustrating the relationship between the Non-PRC Resident Enterprises investor and the overseas intermediary holding company being transferred in respect of financing, operation, sales and purchase, etc.;

•                  documents illustrating the operation, personnel, finance and properties of the overseas intermediary holding company being transferred;

•                  documents illustrating the relationship between the overseas intermediary holding company being transferred and the PRC resident enterprise in respect of financing, operation, sales and purchase, etc.;

•                  documents illustrating the reasonable commercial purpose of the Non-PRC Resident Enterprises investor in setting up the overseas intermediary holding company being transferred; and

•                  other relevant documents required by the tax authority.

The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. We may from time to time dispose of or transfer the equity interest in our offshore subsidiaries holding equity interest in our PRC resident enterprises. In particular, we may dispose or transfer the equity interest in our Hong Kong subsidiary, SYSWIN Limited, which in turn holds equity interest in our PRC subsidiary, Syswin Zhi Di. Any such transaction may be deemed as an Indirect Transfer. As a result, gains derived from such Direct Transfer or Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

C.  Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, consolidated entity and its subsidiaries.

Mr. Chen (1)
CDH Investments
Mr. Tao
Sino-Ocean Land Holdings Limited
SouFun Holdings Limited
Public Shareholders
58.30%
15.46%
1.94%
2.96%
1.48%
19.87%
SYSWIN Inc. (Cayman Islands)
100%
SYSWIN Limited (Hong Kong)
Shareholders of Syswin Xing Ye(2)
100%
Beijing Syswin Zhi Di Technology Company Limited ("Syswin Zhi Di") (PRC)
Beijing Syswin Xing Ye Real Estate Brokerage Company Limited ("Syswin Xing Ye") (PRC)
Beijing Syswin Zhi Di Real Estate Consulting Company Limited ("Syswin Consulting") (PRC)
Tianjin Syswin Real Estate Brokerage Company Limited ("Tianjin Syswin") (PRC)
Hohhot Syswin Real Estate Brokerage Company Limited ("Hohhot Syswin") (PRC)
Guiyang Syswin Real Estate Brokerage Company Limited ("Guiyang Syswin") (PRC)
Yantai Syswin Real Estate Brokerage Company Limited ("Yantai Syswin") (PRC)
Qingdao Syswin Xing Ye Real Estate Brokerage Company Limited ("Qingdao Syswin") (PRC)
Jinan Syswin Real Estate Brokerage Company Limited ("Jinan Syswin") (PRC)
Chongqing Syswin Real Estate Brokerage Company Limited ("Chongqing Syswin") (PRC)
Shenyang Syswin Real Estate Brokerage Company Limited ("Shenyang Syswin") (PRC)
Yinchuan Syswin Xing Ye Real Estate Brokerage Company Limited ("Yinchuan Syswin") (PRC)
Chengdu Syswin Real Estate Brokerage Company Limited ("Chengdu Syswin") (PRC)
Dalian Syswin Real Estate Brokerage Company Limited ("Dalian Syswin") (PRC)
Suzhou Syswin Real Estate Brokerage Company Limited ("Suzhou Syswin") (PRC)
Shanxi Syswin Xing Ye Real Estate Brokerage Company Limited ("Shanxi Syswin") (PRC)
Beijing Syswin Jia Ye Real Estate Brokerage Company Limited ("Syswin Jia Ye") (PRC)
Nanjing Syswin Xing Ye Real Estate Brokerage Company Limited ("Nanjing Syswin") (PRC)
Hangzhou Syswin Real Estate Brokerage Company Limited ("Hangzhou Syswin") (PRC)
Shanghai Syswin Real Estate Brokerage Company Limited ("Shanghai Syswin") (PRC)
100%
Equity Interest
Contractual Arrangements

Notes:

(1)   Held through Brilliant Strategy Limited, a company with limited liability incorporated in the British Virgin Islands and wholly owned by Mr. Chen.

(2)   Consisting of Mr. Chen, Qingling Company Limited and Mr. Tao, holding 78.29%, 19.29% and 2.42% equity interest in Syswin Xing Ye, respectively.

Due to restrictions under PRC law on foreign investment in primary real estate sales agency and consultancy businesses, we currently conduct substantially all of our operations in China through Syswin Xing Ye, our consolidated entity, and its subsidiaries. Syswin Xing Ye and its subsidiaries, other than Qingdao Syswin and Shanxi Syswin, have obtained all necessary licenses and permits from the PRC government to engage in real estate sales agency and consultancy services businesses. Qingdao Syswin and Shanxi Syswin currently are not registered with the local regulatory authorities to conduct real estate agency and consultancy services. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.” Except as otherwise described above, we have duly obtained all necessary regulatory approvals from the PRC government authorities to engage in our real estate sales agency and consultancy services business. See “—B. Business Overview—Regulation” for further information on the necessary regulatory approvals.

We have entered into a series of contractual arrangements with our consolidated entity and its shareholders, through which we:

•                  exercise effective control over our consolidated entity through, among other things, (i) exercising the shareholder rights of our consolidated entity pursuant to the power of attorney executed by such shareholders, (ii) directing its corporate governance and management by designating its key management members including its directors, supervisors, general manager and other senior management members, and (iii) exclusively providing services necessary for our consolidated entity’s business operation;

•                  receive substantially all of the economic benefits from our consolidated entity for the services provided by us, including without limitation, technology consulting services, marketing consulting services and general management services; and

•                  have an exclusive option to purchase all of the equity interests in our consolidated entity when and to the extent permitted under PRC law.

As a result of our corporate restructuring and these contractual arrangements, we are the primary beneficiary of Syswin Xing Ye and its subsidiaries, and treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Syswin Xing Ye and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Accordingly, we refer to Syswin Xing Ye and its subsidiaries as our “consolidated entities.” As a result of consolidating the financial results of Syswin Xing Ye, 100% of our net revenue during three years ended December 31, 2010 was derived from Syswin Xing Ye and its subsidiaries.

The following is a summary of our currently effective contractual arrangements with Syswin Xing Ye and its shareholders.

Exclusive technology consulting and service agreements

Under the exclusive technology consulting and service agreement between Syswin Xing Ye and Syswin Zhi Di, Syswin Zhi Di has the exclusive right to provide to Syswin Xing Ye technology consulting services, marketing consulting services and general management services related to its business operations. The business scope of our PRC subsidiary, Syswin Zhi Di, as prescribed in its business license issued by the PRC government, includes software development, information technology management support, computer system services, data analysis, application software services, intellectual property services, enterprise management services, and economic information services. The following table sets forth the services provided by Syswin Zhi Di to Syswin Xing Ye pursuant to their agreement and the corresponding business scope under Syswin Zhi Di’s business license.

Services Provided	Corresponding Business within Syswin Zhi Di’s Business Scope
Technology Consulting Services
• Exclusive rights to use intellectual properties duly owned by Syswin Zhi Di and are necessary for Syswin Xing Ye’s business operation (including, without limitation, patent, technical know-how.)	• intellectual property services • computer system services • information technology services

•                  Operation and maintenance of professional real estate brokerage system CRM, WBS and ARMS, and other management systems, databases, business operational analysis systems and other programs developed or owned by Syswin Zhi Di.

• information technology services • information technology services • intellectual property services
• Management training and technology consulting service on business management process, project management and client management.	• management support • enterprise management services
Marketing Consulting Services

Services Provided	Corresponding Business within Syswin Zhi Di’s Business Scope

•                  Marketing resources, including but not limited to, client lists, distribution channels information, trademarks in relation to Syswin Xing Ye, business names and other specific titles, logos with significant value in product promotion. Syswin Zhi Di also provides consulting services on the marketing strategy making and implementation.

• intellectual property services • economic information services • management support • enterprise management services

•                  Services on market research, business strategy, technical training, database marketing of land operating, promotion and investment inviting of municipal land operation, transaction appraisal of land and project investment, marketing agency and sales agency.

• management support • enterprise management services • economic information services

•                  Information collection and filing of initial market of municipal land operation, business strategy study, marketing consulting, training, on marketing strategy planning, data base establishment, maintenance and management, and customer referral for municipal land operation.

• data analysis services • management support • enterprise management services • economic information services
• Development and maintenance of distribution channels; client referrals.	• enterprise management services • economic information services
General Management Services
• Human resource consultation	• management support • enterprise management services
• Legal matters consultation	• management support • enterprise management services
• Finance supporting and consultation	• management support • enterprise management services • economic information services
• Information system management	• information technology • management support • enterprise management services
• Investment management and consultation	• management support • enterprise management services • economic information services

As advised by Commerce & Finance Law Offices, our PRC legal counsel, these businesses and services are not real estate sales agency and consultancy services and do not require a license or permit for conducting real estate sales agency and consultancy services. However, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our PRC businesses do not comply with PRC governmental restrictions on foreign investment in businesses involved in primary real estate sales agency and consultancy services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to restructure our operations.” Syswin Xing Ye has agreed to pay quarterly service fees to Syswin Zhi Di, which amount will be unilaterally decided by Syswin Zhi Di. This agreement is valid for ten years and will be automatically extended for additional ten-year terms upon expiration unless both parties agree to terminate the agreement.

Equity pledge agreements

Each shareholder of our consolidated entity has entered into an equity pledge agreement with Syswin Zhi Di. Pursuant to this agreement, each shareholder of the consolidated entity pledged all of his or its equity interests in the consolidated entity, including the right to receive dividends, to Syswin Zhi Di to secure the performance of the consolidated entity’s obligations under the exclusive technology consulting and service agreements described above. If the consolidated entity breaches relevant contractual obligations under this agreement, Syswin Zhi Di, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Each shareholder of the consolidated entity has agreed not to transfer or create any other encumbrance on his or her equity interests without the prior written consent of Syswin Zhi Di. The equity pledge agreement will terminate when the consolidated entity has fully performed its obligations under the exclusive technology consulting and service agreement.

Exclusive call option agreements

Under the exclusive call option agreement between SYSWIN Limited, our subsidiary in Hong Kong and the sole shareholder of Syswin Zhi Di, Syswin Xing Ye, and each shareholder of Syswin Xing Ye, each shareholder of Syswin Xing Ye irrevocably granted SYSWIN Limited or its designated person(s) an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of his or its equity interests in the consolidated entity. The purchase price for the equity interests in the consolidated entity will be determined through consultation according to the appraisal value approved by relevant authorities and must be the minimum amount permissible under PRC law. Such consideration received by the shareholders upon the exercise of the exclusive call options is required to be remitted in full to SYSWIN Limited. The exclusive call option agreements will be valid for ten years and are renewable for additional ten-year terms at the election of SYSWIN Limited. SYSWIN Limited has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. We expect to exercise the call option in the event the current regulatory restrictions on foreign investment in primary real estate sales agency and consultancy businesses are removed. These exclusive call option agreements provide, among other things, that without SYSWIN Limited’s prior written consent:

•                  each shareholder of the consolidated entity may not transfer, encumber, grant security interest in, or otherwise dispose of any equity interests in our consolidated entity, except as provided in the exclusive call option agreement or equity pledge agreement;

•                  our consolidated entity may not (i) sell, transfer, grant security interest in or otherwise dispose of any assets, business, revenue or interest, (ii) enter into any material contract except for those incurred in the ordinary course of business, or (iii) incur any liabilities (except for those incurred in the ordinary course of business) or extend loans or credit facilities to any third party;

•                  our consolidated entity may not declare or pay any dividends and each of its shareholders must remit in full any funds received from the consolidated entity to SYSWIN Limited; and

•                  our consolidated entity may not merge with or acquire any third parties, or make investment in any third parties.

Power of attorney

Each shareholder of our consolidated entity has executed a power of attorney appointing Syswin Zhi Di to be his or its attorney and irrevocably authorizing it to vote on his or its behalf on all of the matters of the consolidated entity which require shareholders’ approval.

D.  Property, Plant and Equipment

Our headquarters are located in Beijing, China. For our headquarters office spaces, we lease a portion of the Syswin Building with an aggregate gross floor area of 6,786 square meters from a related party entity controlled by Mr. Chen. See “Item 7.B. Major Shareholders and Related Party

Transactions—Related Party Transactions—Transactions with Mr. Chen—Purchase of services.” In addition, we own an office space of 540 square meters in Tianjin and occupy an aggregate of approximately 5,300 square meters of leased space for our local operations in other cities in China.

Item 4A.                          Unresolved Staff Comments

None.

Item 5.                                   Operating and Financial Review and Prospects.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Item 3.A. Key Information—Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” and elsewhere in this Annual Report.

Overview

We are a leading primary real estate service provider in China based on transaction value of properties sold, brand recognition and geographic presence. We primarily provide real estate sales agency services to property developers relating to new residential properties, with our net revenue derived from sales agency services representing 94.3%, 97.1% and 96.8%, respectively, of our total net revenue for 2008, 2009 and 2010. Our aggregate transaction value of properties sold was RMB10.8 billion, RMB29.7 billion and RMB50.0 billion, and our aggregate gross floor area of properties sold was 1,131 thousand square meters, 2,858 thousand square meters and 4,344 thousand square meters, respectively, for 2008, 2009 an 2010. From 2008 to 2010, the number of our developer clients increased from 22 to 54, and the number of our projects increased from 44 to 98. We also provide real estate consultancy services, which include project consultancy services offered to developer clients and primary land development consultancy and agency services provided to primary land developers. We began focusing on providing primary real estate services in the second half of 2004, initially in the Beijing market. Capitalizing on our experience and capabilities gained in Beijing, we have replicated our success in a number of other markets, including Tianjin, Qingdao, Chengdu, Chongqing and Dalian.

For 2008, 2009 and 2010, our total net revenue was RMB276.0 million, RMB432.7 million and RMB629.0 million, respectively, and net income attributable to SYSWIN Inc. was RMB82.2 million, RMB152.4 million and RMB189.6 million, respectively.

Recent Developments

Acquisition of Shenzhen Xingyan Real Estate Consulting Co., Ltd.

On January 12, 2011, our consolidated entity, Syswin Xing Ye, entered into an equity transfer agreement with Fantasia Holdings Group Co., Limited, or Fantasia, a company listed on the Hong Kong Stock Exchange, to acquire 92% of the total equity interest in Shenzhen Xingyan Real Estate Consulting Co., Ltd., or Xingyan, a PRC-incorporated company providing primary real estate agency services primarily in Southern China and Western China.

Xingyan was 85% owned by a wholly owned subsidiary of Fantasia and 15% owned by Ms. Ying Lu, or Ms. Lu, the general manager of Xingyan. Pursuant to the equity transfer agreement, in February 2011, Syswin Xing Ye acquired all of the 85% equity interest held by Fantasia and 7% equity interest held by Ms. Lu. Upon the completion of the acquisition, Syswin Xing Ye and Ms. Lu will respectively owned 92% and 8% of the total equity interest in Xingyan.  The total consideration for the acquisition was RMB23 million. Ms. Lu continues to serve as the general manager of Xingyan after the acquisition.

Among the 36 primary sales agency projects undertaken by Xingyan as of December 31, 2010, 11 projects are for Fantasia. Under the equity transfer agreement, Fantasia has agreed not to terminate the existing sales agency or consulting arrangements with Xingyan within two years unless Xingyan fails to meet the annual targets provided under those agreements and the market average performance for comparable projects in a particular year.

Material Weakness in Internal Control over Financial Reporting

In our initial public offering prospectus, filed with the SEC on November 24, 2010, we disclosed that our management and our independent registered public accounting firm had reported to our board of directors a material weakness. A material weakness is defined by the standards issued by the U.S. Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management and our independent registered public accounting firm, as part of their audit of our consolidated financial statements for the year ended December 31, 2010, have reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2010. The material weakness identified in our internal control over financial reporting related to a lack of sufficient resources to perform period-end financial reporting procedures, address complex accounting issues under U.S. GAAP and prepare and review financial statements and related disclosures under U.S. GAAP.

As of December 31, 2010, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, which were designed to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2010, our disclosure controls and procedures were not effective mainly because of the material weakness described above.

In response to the material weakness described above, we have performed additional analysis and other procedures, including additional management reviews to ensure the accuracy of financial reporting contained in this Annual Report. We have engaged a consulting firm with professionals knowledgeable and experience in U.S. GAAP financial reporting and, together with the consulting firm, conducted a detailed and extensive review of account reconciliations, non-routine and complex transactions and agreements, journal entries, and related supporting documents at our significant reporting units to ensure that our consolidated financial statements were prepared in accordance with U.S. GAAP. We have also hired additional staff and expanded our training programs for our new and existing accounting staff on U.S. GAAP financial statement preparation and reporting. Furthermore, we have established an audit committee to oversee the accounting and financial reporting processes as well as our external and internal audits.

We believe that the actions we have taken to date have enhanced the reliability and effectiveness of our internal control over financial reporting as of the date of this Annual Report. However, our independent registered public accounting firm has not evaluated the effectiveness of the measures we have taken to improve our internal control over financial reporting since such material weakness was noted. In addition, management and our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the U.S. Sarbanes-Oxley Act of 2002, as amended. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant deficiencies may have been identified. See “Item 15 Controls and Procedures.”

We plan to take additional measures to improve our internal control over financial reporting. These measures include (i) hiring additional qualified professionals with relevant experience for our finance and accounting department, (ii) providing additional accounting and financial reporting training for our existing personnel, and (iii) increasing the level of interaction among our management, audit committee, independent registered public accounting firm and other external advisors. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. The measures we intend to take in the future may be insufficient to remediate the material weakness noted by our management and our independent registered public accounting firm and to avoid potential future material weaknesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—When preparing our consolidated financial statements for the years ended December 31, 2007, 2008, 2009 and 2010, we noted one material weakness in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results on a timely basis may be impaired, which could adversely impact investor confidence and the market price of our ADSs.”

New Government Policies and Regulatory Measures Restricting Real Estate Business Activities in China

On January 26, 2011, the State Council issued the Notice of the State Council on Issues Related to Further Enhancing the Regulation and Control of Real Estate Market, or the January Notice. According to the January Notice, for those households who purchase a second house using a mortgage loan, the down payment may not be lower than 60% of the purchase price regardless of the gross floor area of the property purchased. The mortgage loan interest may not be lower than 1.1 times the base lending rate published by the PBOC. The respective branches of the PBOC may raise the down payment ratio and mortgage interest rate on mortgage loans for a second home purchase based on the price control targets set by the local People’s Government, the policy requirements set by the State Council and the national unified credit policies. In addition, under the January Notice, all municipalities, cities specifically designated in the State plan, provincial capitals and cities in which housing prices are excessively high or rising rapidly, or the affected areas, are required to formulate and implement measures to restrict home purchases prior to mid-February 2011. Other  affected cities are required to formulate and implement measures to restrict home purchases within an appropriate time frame determined according to the respective situations of the local real estate markets.. Under the January Notice, no residential property may be sold to households with a local registered residence in any of the affected areas owning two or more pieces of residential property, households without a local registered residence owning one or more pieces of residential property, or households without a local registered residence that are unable to submit a local tax payment certificate or proof of social insurance contributions for a minimum period to be further stipulated by local governments. In addition, no more than one piece of residential property (including newly constructed commodity housing and second-hand housing) may be sold to households with a local registered residence in any of the affected areas owning no other residential property or households without a local registered residence that are able to submit a local tax payment certificate or proof of social insurance contributions for a minimum period to be further stipulated by local governments. As of April 13, 2011, the governments of 34 cities, including Beijing, Shanghai, Suzhou, Tianjin, Nanjing, Chengdu, Jinan, Qingdao, Hangzhou, Xi’an, Yinchuan, Taiyuan, Guiyang, Shenyang and Dalian, have respectively promulgated local measures to restrict housing purchases in accordance with the January Notice. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Business and Industry—Our revenue, profitability and future prospects could be materially and adversely affected by any government policies and regulatory measures influencing China’s real estate industry.”

A.  Operating Results

General Factors Affecting Our Financial Condition and Operating Results

Our financial condition and operating results are subject to general economic conditions and conditions affecting the primary real estate services industry in general, which include, among others:

•                  Trends in China’s real estate market.  Our business depends substantially on the conditions of the real estate market in China. The real estate market in China remains at an early stage of development. As a result, China’s real estate market is expected to continue its growth in the long term as it matures. Social, political, economic and other factors, however, may contribute to short-term fluctuations in its development. In particular, the PRC government has adopted a series of measures since April 2010 to cool down the property market, which have affected our 2010 operating results. Further tightening measures designed to control housing prices have since been, and are expected to be, adopted by the central government and various local governments in the PRC.  See “Item 3.D. Key Information—Risk Factors—Risks Related to our Business and Industry—Our revenue, profitability and future prospects could be materially and adversely affected by any government policies and regulatory measures influencing China’s real estate industry” and “Item 5. Operating and Financial Review and Prospects—Recent Developments—New Governmental Policies and Regulatory Measures Restricting Real Estate Business Activities in China.”

•                  Market penetration of sales agency services.  The use of sales agency services is a relatively recent development in China’s primary real estate market. Penetration rate of sales agency services in China increased significantly in recent years but remains relatively low. In particular, the real estate development industry in China is experiencing a trend of increasing concentration, with China’s top 100 developers gaining market share. We believe that these large developers are increasingly relying on sales agency service providers for sales. As a result, we expect penetration of sales agency services in China’s primary real estate market to continue to increase.

•                  Market concentration.  As competition in the primary real estate services industry continues to intensify, and as the national property developers continue to expand geographically, we expect such developers to increasingly seek primary real estate service providers with strong brand recognition, specialized and differentiated expertise in client service and comparable geographic reach and cost profile to support their business growth and geographic expansion.

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively.

Specific Factors Affecting Our Financial Condition and Operating Results

Our operations are organized through operating entities located in each of the 17 cities in China where we have business operations. The overall operating results of our company largely reflect the development cycle and operating and financial performance of each of our subsidiaries in these cities. In addition, our financial condition and results of operations are also affected by the changes in our commission rates, our costs, expenses and profit margins and our contract pipeline.

Development cycle of our markets

Our business is organized as operating entities in major cities, mostly provincial capitals or otherwise well-developed economic centers in China, where our markets are located. We began focusing on providing primary real estate services in the second half of 2004, initially in the Beijing market. We were a market leader in Beijing in 2008, 2009 and 2010 in terms of gross floor area and transaction value of properties sold. In 2008, 2009 and 2010, we entered six, two and three new cities, respectively. Based on the business development stage of our markets, our markets can be broadly grouped into one of four categories:

•                  Category 1 markets are our well-developed markets, and consist of operations in cities where we are the market leaders, with significant economies of scale as well as stable and high profitability and growth potential.

•                 Category 2 markets are our fast growing markets, and consist of operations that are profitable and exhibit increasing economies of scale and profitability. We typically have significant local presence with strong market positions in terms of number of projects and transaction value in these markets.

•                  Category 3 markets are our developing markets, and consist of our operations in markets where our sales and management team, our client base and our projects have reached a point of critical mass, in which we are experiencing strong revenue growth and may expect stable profitability in the near future.

•                  Category 4 markets consist of those markets that require further investment to ramp up operations, may generate little or no revenue and experience significant losses

The following table sets forth the current grouping of our markets broadly based on the above criteria for the periods indicated.

	2008	2009	2010
Category 1 markets	Beijing	Beijing	Beijing
Category 2 markets	—	Hohhot, Tianjin	Chengdu, Chongqing, Qingdao, Tianjin, Hohhot, Dalian, Yantai, Yinchuan
Category 3 markets	Hohhot, Tianjin	Chengdu, Chongqing, Dalian, Guiyang, Jinan, Qingdao, Yantai, Yinchuan	Guiyang, Jinan, Shenyang, Suzhou, Taiyuan
Category 4 markets	Chengdu, Chongqing, Dalian, Guiyang, Jinan, Qingdao, Shenyang Yantai, Yinchuan	Shenyang, Suzhou, Taiyuan	Hangzhou, Shanghai, Nanjing

Our overall revenue growth and profitability are primarily driven by the operating results of our operating entities in the first and second categories as well as the number of markets that progress into these categories in any period. Historically, the period of time required to develop a city market from one category to the next is generally between one to two years. As our industry knowledge and operating experience continues to strengthen, as our client base continues to expand, and as we continue to accumulate management resources, we seek to shorten such period of time required to develop a market from one category to the next.

Changes in commission rates

Commission structures of our projects, which are set out in our written sales agency agreements with our developer clients, generally consist of a base commission, and, on some projects, an incentive commission. Occasionally, our commissions also include a supplemental commission. Our effective commission rate was 2.4%, 1.4% and 1.2% in 2008, 2009 and 2010, respectively. Excluding the Guo’ao Project, our single largest project in terms of revenue contributions during each of the three years ended December 31, 2010, our effective commission rate would have been 1.3%, 1.0% and 1.0% in 2008, 2009 and 2010, respectively.

Revenue from commissions is recognized when (i) the relevant property purchase contract between our developer client and the property buyer becomes unconditional or irrevocable, (ii) our services as stipulated in the agency agreements have been rendered, and (iii) with respect to incentive commissions, when we achieve the performance target. See “—Descriptions of Certain Line Items—Net Revenue—Real estate sales agency services” and “—Critical Accounting Policies—Revenue recognition.”

There is generally a lag, which lasts three to six months, between the time we recognize revenue and the time we bill our developer clients for the related commissions, as we confirm commission invoice amounts with our developer clients pursuant to pre-agreed schedules. Our developer clients generally confirm invoice amounts for the properties sold based on their progress in receiving property purchase payments made by property buyers or commercial banks. Historically, we have not experienced significant delays in payment between the time we bill our clients and the time of collection. See “—5.B. Liquidity and Capital Resources—Operating activities.”

In addition, from time to time, we may agree to quality assurance retention money or performance bond arrangements as part of our strategy to meet the demands of our developer clients for a high level of service quality throughout the sales cycles of their projects.

Base commissions

We receive a fixed percentage of aggregate value of the property transactions to which we provide sales agency services as base commission. A number of property developers offer a progressive structure of base commissions based on sales progress. Under such progressive structure, a higher level of base commission rate is applied to our overall sales in the event that the property sales value or volume reaches the threshold amount pre-agreed with our developer client.

Base commission rate negotiations on a particular project may reflect the expected pace of sales for the project as well as the experience and capabilities of the developer client in property development activities. For example, certain residential projects, including government-subsidized housing projects, are generally expected to be sold at a faster pace and demand less individualized services, and as a result typically offer lower commission rates than high-end apartment and villa projects and mid-range projects. In addition, smaller local developer clients tend to pay higher base commission rates than large-scale national developer clients. In 2008, 2009 and 2010, our effective base commission rate was 0.8%, 0.9% and 0.9%, respectively. Our effective base commission rate in 2008 was affected by a downturn in the market as well as our sales of government-subsidized housing projects. Based on our contract pipeline as of December 31, 2010, we expect our base commission rate levels to remain stable in the foreseeable future.

The primary real estate service industry in China is increasingly adopting a base-commission only structure. As a result, to maintain and enhance our profitability, we must manage or reduce our selling, marketing and administration expenses as a percentage of our net revenue by capitalizing on economies of scale, such as general marketing and support functions that can be shared among our regional operations. Although the primary real estate services market is relatively fragmented on a national level, market share in a number of cities is relatively concentrated among a small number of market participants. As a result, to compete effectively at any of our current markets, we seek to expand the scale of our operations (as represented by transaction value of properties sold, which in turn reflects the number of projects, gross floor area and selling prices of properties sold) in such market through, among other things, the following:

•                  acquiring new project contracts in that market;

•                  capitalizing on existing relationships with key clients to penetrate the market; and

•                  training additional management and sales professionals.

We will also seek to selectively enter into new markets. Historically, we have derived relatively high profits and profit margins from markets that we classify as categories 1 and 2, even calculated solely based on base commission. For example, in our Qingdao, Dalian, Chengdu and Chongqing markets, in which we received only base commissions in 2010, our gross margin in 2010 was 57.3%, 67.6%, 60.6% and 59.9%, respectively. In the future, we will continue to seek to drive the operating results of our markets in the first and second categories as well as the number of markets that progress into these categories in any period. See also “—Development cycle of our markets.”

Incentive commissions

Incentive commissions are bonus compensation property developers offer to sales agency service providers for properties sold beyond certain pre-agreed selling prices. Incentive commission is calculated as a percentage of the property transaction value exceeding a base transaction value calculated using a pre-determined average selling price, which we believe represents property developers’ anticipated selling price based on their market estimates. Occasionally, our sales agency agreements provide for a progressive incentive commission rate structure based on the average selling price of properties sold, under which a higher percentage applies when a pre-agreed average selling price threshold is achieved.

Incentive commission arrangements are widely adopted in the primary real estate service industry. Under these arrangements, sales agency service providers are provided with the opportunity to share the property developers’ increased profit as a result of the higher average selling price of properties sold. Developers are benefited from the enhanced profitability as a result of higher property sales prices exceeding the expected prices based on market estimate.

We seek to enhance bargaining power for incentive commissions as our scale of operations and national network continue to expand, our brand recognition continues to strengthen and our scope of services continues to grow. We may also capitalize on our ability to provide integrated sales agency services, such as primary land acquisition consultancy and agency services, to negotiate for incentive commissions.

Supplemental commissions

Occasionally, we enter into supplemental commission arrangements with our developer clients. Under this arrangement, we undertake the overall project-related marketing and promotion activities and pay all costs incurred in this regard prior to and during the project sales. Such costs are typically associated with:

•                  advertisement;

•                  promotional events;

•                  design and construction of mock-up rooms; and

•                  printing of promotional materials.

In return, our developer clients agree to pay us supplemental commissions, which are calculated as a percentage of the aggregate value of properties sold.

Supplemental commission arrangements are relatively uncommon in the PRC real estate service industry, and are negotiated on case-by-case basis. We believe that supplemental commission arrangements provide us with opportunities to capitalize on our ability in efficiently managing project-related marketing and promotion activities to generate higher revenue. However, due to the risks and uncertainties associated with a supplemental commission structure, we are cautious in accepting projects that utilize such a structure. We seek to balance the risks associated with this commission structure with a return analysis of the project based on factors such as:

•                  the agreed supplemental commission rate and expected supplement commission amount;

•                  the estimated costs related to the marketing and promotion activities to be undertaken;

•                  the general market reputation of the developer clients, particularly its creditworthiness; and

•                  the characteristics of the project such as saleability.

Our profitability on a project with such structure may vary significantly, depending on the reputation of the property developer and the characteristics of the project, as well as our ability to efficiently manage the project marketing and promotion efforts in addition to our project sales efforts. During the period between January 1, 2008 and December 31, 2010, and including the projects we had entered into as of December 31, 2010, we had a total of two projects adopting the supplemental commission structure.

Quality assurance retention money and performance bond arrangements

From time to time, we may agree to quality assurance retention money or performance bond arrangements. The adoption of any such arrangement is negotiated on a case-by-case basis, and is not necessarily linked to any commission structure. Our willingness to agree to quality assurance retention money arrangements and performance bond arrangements in general reflects our strategy to meet the demands of our developer clients for a high level of service quality throughout the sales cycles of their projects. Quality assurance retention money and performance bond arrangements, including the amounts of retention money and performance bond, are among a number of commercial terms subject to sales agency agreement negotiation. Other principal terms subject to negotiation may include base commission rate and the existence and amount of incentive commission.

In 2008, 2009 and 2010, we did not experience any non-payment or material delay in the release of performance bond or payment of quality assurance retention money payable to us. All of our performance bonds generally have been released within three months of becoming due, and all of our quality assurance retention money generally has been paid within one to three months of becoming due. We do not enter into any title-sharing arrangements with our developer clients. In the event that any performance bond or retention money becomes payable but is not duly paid by our clients, we expect to resort to negotiation, mediation or other available legal remedies. We do not have residual rights on the properties we are engaged to sell.

Quality assurance retention money.  From time to time, we enter into arrangements that allow our developer clients to treat a portion of commissions, typically 5% to 20% of the aggregate agreed level of commissions, as quality assurance retention money, to be paid only upon our meeting certain pre-determined criteria. Such pre-determined criteria can be largely categorized into (i) those based on the level of satisfaction with our services as determined by our developer clients; and (ii) those based on the sales progress of a project, which may take into account factors such as gross floor area of properties sold and transaction value. These arrangements are provided for in written sales agency agreements with our developer clients. We recognize revenue on the portion of commissions represented by quality assurance retention money only upon the satisfaction of these criteria. As a result, the amount of time required to recognize revenue represented by quality assurance retention money significantly depends on the sales pace of the relevant project. Our developer clients generally require one to three months to settle the payment of quality assurance retention money after we recognize the related revenue.

In 2008, 2009 and 2010, we had 3, 16 and 29 projects out of 44, 68 and 98 projects, respectively, which adopted such quality assurance retention money arrangements. We expect the number of projects with quality assurance retention money arrangements to continue to increase as our business continues to expand.

In 2008, 2009 and 2010, our commissions that were treated as quality assurance retention money amounted to approximately RMB25 million, RMB52 million and RMB47 million, respectively. Of these amounts, we have recognized as revenue and collected approximately RMB3 million, RMB15 million and RMB2 million, respectively, by December 31, 2010. As of December 31, 2008, 2009 and 2010, we had outstanding quality assurance retention money of approximately RMB30 million, RMB68 million and RMB103 million, respectively, based on which we expected to recognize additional revenue upon satisfaction of pre-agreed conditions. The increase in outstanding quality assurance retention money from December 31, 2008 to December 31, 2010 primarily reflected an increase in revenue derived from sales of existing projects adopting quality assurance retention money arrangements, as well as an increase in the number of projects adopting such arrangements. Of our quality assurance retention money outstanding as of December 31, 2010, RMB22 million, RMB37 million and RMB44 million were incurred in 2008, 2009 and 2010, respectively.

The quality assurance retention money relating to the Guo’ao Project accounted for 97.0%, 87.1% and 73.8%, respectively, of our total outstanding quality assurance retention money as of December 31, 2008, 2009 and 2010. As of December 31, 2010, our outstanding quality assurance retention money related to the Guo’ao Project amounted to RMB76 million. Of such amounts, RMB21 million, RMB32 million and RMB23 million were incurred in 2008, 2009 and 2010, respectively.

Performance bond. Performance bonds are upfront deposits we make to property developers prior to the sales commencement, which will be released periodically or upon the sales completion, and may be subject to certain pre-determined criteria, including (i) our developer clients’ satisfaction with our overall service quality, and (ii) the sales progress on a project, which may take into account factors such as gross floor area of properties sold and transaction value.

In 2008, 2009 and 2010, the performance bond we paid amounted to RMB8.0 million, RMB0.5 million and RMB16.1 million, respectively. Of these amounts, RMB4.4 million, RMB0.5 million and RMB0.2 million have become due as a result of our satisfaction of the pre-determined criteria by December 31, 2010. By December 31, 2010, , in respect of such due amounts, we have collected an aggregate of RMB4.4 million in performance bond, with the remaining RMB 0.7 million to be collected. Historically, all of our performance bonds generally have been released within three months of becoming due. As of December 31, 2010, our performance bonds balance amounted to RMB24.7 million.

The Guo’ao Project

The Guo’ao Project was our single largest project in terms of revenue contributions during the three years ended December 31, 2010. The Guo’ao Project consisted of properties used as the Olympic Village during the Beijing 2008 Olympic Games. We began working on the Guo’ao Project in 2005, which was two years prior to the expected commencement of sales. Furthermore, because the Olympic Village was expected to serve as dormitories for the athletes during the Olympic Games, properties in the Guo’ao Project were deliverable to the property buyers only after the Olympic Games. In addition, we agreed to use a base price that is significantly higher than the prices of properties in the surrounding area for the purpose of calculating our incentive commissions, and agreed to further raise such base price in 2008 as a result of the appreciation of the average selling price of the Guo’ao Project. We also committed to assist our developer client in the timely collection of sales proceeds from property sales. In addition, we (i) prepaid RMB3.0 million in the form of a performance bond ahead of sales commencement to guarantee the project’s average selling price and our service quality, (ii) undertook the project’s overall marketing and promotion starting in 2005, two years ahead of the project sales commencement, and incurred a cumulative sales and marketing cost of RMB55.4 million from January 1, 2008 to December 31, 2010, (iii) provided nearly 100 employees to assist our developer client in promotional and welcoming services during the Beijing 2008 Olympic Games, and (iv) agreed to our developer client’s retention of quality assurance retention money to guarantee our service quality, which amounted to a total of RMB76.2 million as of December 31, 2010. Under the project sales agency agreement, the developer client is entitled to deduct any loss from the quality assurance retention money as a result of our default under the agreement, including, among others, (i) any property sold at a price lower than that approved by the developer client; (ii) any promotional event not pre-approved by the developer client; or (iii) any failure to maintain confidentiality of project information. A significant portion of such quality assurance retention money, represented by incentive commissions, becomes payable three months after the dispatch of property delivery notices on the final phase of the Guo’ao Project. The remaining portion, represented by base commissions and supplemental commissions, becomes payable upon the developer client’s confirmation of our satisfaction of pre-agreed volume and average selling price of properties sold. We expect the property developer of the Guo’ao Project to dispatch the property delivery notices on the final phase of the Guo’ao Project and to confirm our satisfaction of the pre-agreed volume and average selling price of properties sold by September 2012. As such, we expect to receive the commissions represented by quality assurance retention money of the Guo’ao Project by the end of 2012. As compensation for our significant financial and managerial commitment, the risks undertaken, as well as our successful promotion of the Guo’ao Project, we recognized revenue of RMB124.6 million, RMB135.4 million and RMB94.1 million as incentive and supplemental commissions in 2008, 2009 and 2010, respectively. As the project comes to a conclusion, we expect that we will no longer benefit from the higher commission rates and gross margins from this project in future periods. Our net revenue from this project as a percentage of our total net revenue will decline as we continue to diversify our client base. See “Item 3.D. Key Information—Risks Related to Our Business and Industry—If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.”

Cost, expenses and profit margins

Our business is organized as operating entities in major cities in China where our markets are located. A majority of our cost of revenue in an operating entity consists of staff costs, office and leasing costs and other project-related costs, which amounts vary based on our scale of operations in that city. These costs increased in prior periods and are expected to continue to increase as we expand our operations.

Our selling, general and marketing expenses primarily consist of expenses incurred in connection with our general marketing and planning activities as well as our back-office support functions, with a significant majority incurred at our headquarters level. Our selling, general and marketing expenses are less correlated with changes in sales from period to period than our cost of revenue.

Our costs and expenses generally increase significantly when markets in which we focus our business efforts develop from categories 3 or 4 into categories 1 or 2, because we make an effort to establish a local presence by recruiting additional staff and incurring additional expenses for general corporate activities in those markets. Certain markets, especially our category 4 markets, could incur operating losses during the period as the net revenue generated might not be sufficient to meet the costs and expenses incurred in entering such market. As we continue to increase our economies of scale and more of our markets progress into categories 1 and 2, our net profit margin is expected to be affected more by relatively fixed costs and expenses, in particular those relating to staff. Consequently, our profit margins have been, and are expected to continue to be, affected by our operational scale, which in turn reflects the total transaction value of properties sold as well as our commission rates.

Contract pipeline

Our contract pipeline as of a specified date represents the aggregate gross floor area of the properties for which we have been engaged to provide sales agency services but have not yet recognized revenue as of such date based on the relevant agency agreements. Based on our historical experience, there is generally a period of six months to one year between (i) the time when we are engaged by the property developer and record the contract pipeline amount for the project, and (ii) the time when the project sales commence and we start to recognize revenue on that project. Upon commencement of sales on a project, we typically expect to recognize revenue on that project in the following two to five years, depending on the pace of project sales.

Our transaction volume in the near future is largely affected by the level of our contract pipeline, and our long-term growth potential and competitiveness are significantly affected by our ability to increase our contract pipeline. As of December 31, 2008, 2009 and 2010, our contract pipeline amount was 6.5 million square meters, 8.5 million square meters and 21.0 million square meters, respectively. The aggregate gross floor area of properties newly contracted during 2008, 2009 and 2010, was 4.6 million square meters, 4.8 million square meters and 16.8 million square meters, respectively. The increase reflects our geographical expansion in recent years coupled with our increasing ability to promote our services to our existing and new clients. In addition, a significant portion of our pipeline contracts is with our key clients.

We present our historical contract pipeline amounts in this Annual Report because we believe that they are a useful indicator for transaction volume in future periods, which in turn may be an indicator for our revenue and other operating results. However, any comparison between our historical contract pipeline and revenue amounts may not be indicative of future results due to a number of factors, such as modifications, terminations or cancellations of agreements by our clients, changes in sales schedules by our clients and changes in market conditions. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our contract pipeline may not be indicative of our future results of operations.”

Descriptions of Certain Line Items

Net revenue

We generate revenue by providing real estate sales agency services and real estate consultancy services. Our net revenue is presented net of PRC business taxes and related surcharges. The following table sets forth the components of our net revenue for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	% of total net revenue	RMB	% of total net revenue	RMB	% of total net revenue
	(In thousands, except percentages)
Real estate sales agency services	260,209	94.3%	420,074	97.1%	608,705	96.8%
Real estate consultancy services	15,794	5.7	12,662	2.9	20,317	3.2
Total net revenue	276,003	100.0%	432,736	100.0%	629,022	100.0%

We derive revenue from real estate sales agency services through commissions earned based on the properties sold, calculated as a percentage of the total value of a property transaction. We also derive revenue through service fees from real estate consultancy services provided to primary land developers and property developers. We began operations of a secondary real estate brokerage services business through E-home Park sales offices in 2008. We transferred such business to entities controlled by Mr. Chen in August 2010. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Mr. Chen—Acquisitions and disposals.” As a result, the results of such secondary brokerage services business have been presented as discontinued operations for all periods presented in this Annual Report.

Real estate sales agency services

Our real estate sales agency services accounted for 94.3%, 97.1% and 96.8% of total net revenue for the years ended December 31, 2008, 2009 and 2010, respectively. We expect that real estate sales agency services to continue to represent a substantial majority of our total net revenue for the foreseeable future.

Revenue from base commissions and supplemental commissions from our sales agency services is recognized when the relevant property purchase contract between our developer client and the property buyer becomes unconditional or irrevocable, and our services as stipulated in the agency agreements have been rendered. Generally, we deem a property purchase contract to be unconditional or irrevocable immediately upon (i) signing of the property purchase contract between our developer client and the property buyer, and (ii) payment of deposit by the property buyer on the purchased property.

Incentive commissions represent the commissions would be earned if certain performance targets we pre-agreed with the developer clients have been achieved. Similar to base commissions and supplemental commissions, we recognize the revenue when the relevant purchase contracts between the property developers and property buyers become unconditional or irrevocable and we have achieved the performance targets.

From time to time, we enter into quality assurance retention money arrangements, pursuant to which we allow our developer clients to pay a portion of commissions as quality assurance retention money upon our meeting certain pre-determined criteria. We recognize the revenue represented by such retention money only upon the satisfaction of such pre-agreed conditions. See “—Specific Factors Affecting Our Financial Condition and Operating Results—Changes in commission rates—Quality assurance retention money and performance bond arrangements.”

Our primary market has been Beijing during the three years ended December 31, 2010. Our net revenue derived from sales agency services in the Beijing market increased by 40.2% from 2009 to 2010. As a result of our effort to expand geographically, we entered six new cities in 2008, two new cities in 2009 and three new cities in 2010. Our net revenue derived from the markets outside of Beijing as a percentage of our total net revenue from the sales agency services business increased to 25.3% in 2009 and 27.7% in 2010, as compared to 5.0% in 2008. See “—Results of Operations.”

The table below sets forth our net revenue derived from the sales agency services business for our single largest client, our five largest clients and our other clients, for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	Net revenue	% of total net revenue	Net revenue	% of total net revenue	Net revenue	% of total net revenue
	(In thousands of RMB, except percentages)
Single largest client	140,164	53.9%	151,785	36.1%	105,041	17.3%
Second through fifth largest clients	92,383	35.5	151,578	36.1	298,376	49.0
Other clients	27,662	10.6	116,711	27.8	205,288	33.7
Total	260,209	100.0%	420,074	100.0%	608,705	100.0%

Our single largest client during each of the three years ended December 31, 2010 was Guo’ao Investment Company and Development Co., Ltd., the property developer of the Guo’ao Project. In 2008, 2009 and 2010, for our sales agency services business, we had an aggregate of 22, 36 and 54 developer clients, respectively.

Real estate consultancy services

For our real estate consultancy services business, we primarily provide project consultancy services to property developers, such as project planning services and overall sales and marketing consultancy services, and earn service fees for these project consultancy services. From time to time, we also provide primary land development consultancy and agency services to primary land developers, and earn fees and commissions for our services. Net revenue for real estate consultancy services accounted for 5.7%, 2.9% and 3.2% of our total net revenue for the years ended December 31, 2008, 2009 and 2010, respectively. The table below sets forth the components of our net revenue derived from real estate consultancy services for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	Net revenue	% of total net revenue	Net revenue	% of total net revenue	Net revenue	% of total net revenue
	(In thousands of RMB, except percentages)
Project consultancy services	10,953	69.3%	11,089	87.6%	16,604	81.7%
Primary land development consultancy and agency services	4,841	30.7	1,573	12.4	3,713	18.3
Total	15,794	100.0%	12,662	100.0%	20,317	100.0%

Cost of revenue

Our cost of revenue primarily consists of staff costs, leasing and office expenses and marketing and promotion expenses incurred in connection with the development projects to which we are engaged to provide sales agency services. Staff costs primarily consist of base compensation, incentive-based compensation and benefits paid to our sales professionals and other staff for sales agency services. Our staff costs, which are generally the largest component of our cost of revenue, represented 56.7%, 69.2% and 75.5% of our cost of revenue for the years ended December 31, 2008, 2009 and 2010, respectively. For those projects of which we are contractually responsible for project promotion and advertising costs, we include the project-related costs in our cost of revenue. Our overall cost of revenue amounted to 27.5%, 30.3% and 31.4% of net revenue for the years ended December 31, 2008, 2009 and 2010, respectively. Excluding the net revenue and cost of revenue attributable to the Guo’ao Project, our cost of revenue would have represented 43.6%, 37.0% and 32.8% of our net revenue in 2008, 2009 and 2010, respectively.

Selling, marketing and administrative expenses

Our selling, marketing and administrative expenses primarily consist of staff costs, marketing and promotion expenses, traveling and transportation expenses as well as office and leasing expenses incurred in connection with our general marketing and planning activities as well as our expenses incurred as a result of our back-office support functions, such as legal, human resources and accounting departments at our headquarters. The staff costs, which are generally the largest component of our selling, marketing and administrative expenses, represented 51.3%, 51.9% and

53.7% of our total selling, marketing and administrative expenses for the years ended December 31, 2008, 2009 and 2010, respectively. Selling, marketing and administrative expenses amounted to 29.9%, 19.5% and 24.1% of our net revenue for the years ended December 31, 2008, 2009 and 2010, respectively.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to profits, income or capital gain or appreciation tax. In addition, dividend payments made by us to our shareholders are not subject to withholding tax in the Cayman Islands.

Payments of dividends by SYSWIN Limited, our subsidiary in Hong Kong, are not subject to any Hong Kong withholding tax. Other than holding equity interests in Syswin Zhi Di, SYSWIN Limited has had no significant operations in Hong Kong since its inception.

Prior to January 1, 2008, our PRC entities were governed by the previous Enterprise Income Tax Provisional Rules (the “Previous EIT Rules”) of China. Under the Previous EIT Rules, our PRC entities were generally subject to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax). Effective January 1, 2008, the CIT Law in China supersedes the Previous EIT Rules and unifies the enterprise income tax rate for foreign-invested enterprises (“FIEs”) at 25%. The CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” In the case of our company, each of SYSWIN Inc. and SYSWIN Limited has been incorporated outside the PRC in December 2007. Furthermore, we believe that neither SYSWIN Inc. nor SYSWIN Limited has its “de facto management body” in the PRC. The minute books of the respective boards of directors and shareholders of these two entities have been maintained outside the PRC. In addition, SYSWIN Inc. and SYSWIN Limited hold their respective board meetings and shareholder meetings outside the PRC, and maintain their respective accounting records and company seals outside the PRC. Based on the foregoing facts and circumstances, we do not believe that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the CIT Law. Should we be treated by the PRC tax authorities as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Rules. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). Our subsidiary in China is wholly owned by an entity registered in Hong Kong. Dividends from our PRC subsidiary to our subsidiary in Hong Kong are subject to a withholding tax at the rate of 5%, subject to the approval of the tax authorities in the PRC. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Dividends payable to us by our PRC subsidiary and gain on sale of our ADSs or shares may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the Corporate Income Tax Law.” In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. Since we intend to reinvest earnings to further expand our businesses, our subsidiary in China does not intend to declare dividends to its immediate foreign holding company in foreseeable future. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiary in China for the period from July 13, 2010, when our subsidiary in China was incorporated, to December 31, 2010.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, property and equipment, share-based compensation, impairment of long-lived assets and accounts receivable represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this Annual Report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

We recognize revenue where there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Revenue is recorded, net of sales related taxes and discounts.

Real estate sales agency services

We provide sales agency services for primary real estate developers. For primary real estate sales agency services, we recognize base and supplemental commission income as revenue when the relevant purchase contracts between property developers and property buyers become unconditional or irrevocable, and the services as stipulated in the agency contracts have been rendered by us. Generally, we deem a property purchase contract to be unconditional and irrevocable immediately upon (i) signing of the property purchase contract between the buyer and the property developer and (ii) payment of deposits from the buyer on the purchased property.

The incentive commissions represent the commissions would be earned if certain performance targets we pre-agreed with the developer clients have been achieved. Similar to the base commissions and supplemental commissions, we recognize the revenue when the relevant purchase contracts between the property developers and property buyers become unconditional or irrevocable and we have achieved the performance targets.

Quality assurance retention money represents the arrangement whereby the company allows their developer clients to pay a portion of commissions upon meeting certain pre-determined criteria.

Such pre-determined criteria can be largely categorized into (i) those based on the level of satisfaction with the services as determined by the developer clients; and (ii) those based on the sales progress on a project. The quality assurance retention money would be recognized as revenue only upon the satisfaction of pre-determined criteria.

Real estate consultancy services

We provide real estate consultancy services to clients in relation to land and property development. We recognize revenue when we have completed our obligations under the service contracts and the payment terms are no longer contingent.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Buildings (including the land use rights adhered to)	40 years
Motor vehicles	5 years
Office equipment, furniture and electronic equipment	5 years
Leasehold improvement	Shorter of lease term or estimated useful lives of assets

If our estimations resulted in different useful lives for its property and equipment, the amount of depreciation expense recorded in each period would be correspondingly impacted.

Impairment of long-lived assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss to the excess of the carrying amount over the fair value of the assets. Determination of recoverability is based on estimates and changes in these estimates and assumptions could materially impact our financial position and results of operations. No impairment of long-lived assets was recognized for years ended December 31, 2008, 2009 and 2010, respectively.

Accounts receivable

Accounts receivable represent the amount due from customers, which are recognized and carried at the billable amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. We review the accounts receivable on a periodic basis and make specific allowances based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions.

If any of our developer clients with significant outstanding accounts receivable balances were to become insolvent or unable to make payments in a timely manner, or refuse to pay us, we would have to make further provisions or write off the relevant amounts.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which it expects the difference to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

In October 2009, the FASB issued revenue recognition guidance for arrangements that involve the delivery of multiple elements. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (i) vendor-specific objective evidence; (ii) third-party evidence; or (iii) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the potential impact, if any, on our consolidated financial statements.

In January 2010, the FASB issued an amendment to improve the disclosures about fair value measurements. It adds new requirements for disclosures about (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques and inputs used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers between Levels 1, 2, and 3. The amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. we will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011 and expect the adoption will not have significant impact on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2008		2009		2010
	Amount	% of total net revenue	Amount	% of total net revenue	Amount	% of total net revenue
	(In thousands of RMB, except percentages)
Net revenue	276,003	100.0%	432,736	100.0%	629,022	100.0%
Cost of revenue	(75,979)	(27.5)	(131,193)	(30.3)	(197,619)	(31.4)
Gross profit	200,024	72.5	301,543	69.7	431,403	68.6
Selling, marketing and administrative expenses	(82,577)	(29.9)	(84,545)	(19.5)	(151,724)	(24.1)
Income from operations	117,447	42.6	216,998	50.1	279,679	44.5
Interest expenses	(922)	(0.3)	(147)	(0.0)	—	—
Interest income	81	0.0	864	0.2	2,340	0.4
Foreign currency exchange loss	—	—	(576)	(0.1)	(1,486)	(0.2)
Other (expenses) / income—net	(1,283)	(0.5)	1,285	0.3	3,195	0.5
Income from continuing operations before income tax	115,323	41.8	218,424	50.5	283,728	45.1
Income tax	(31,646)	(11.5)	(53,968)	(12.5)	(74,088)	(11.8)
Income from continuing operations	83,677	30.3	164,456	38.0	209,640	33.3
Loss from discontinued operations, net	(1,354)	(0.5)	(12,039)	(2.8)	(20,054)	(3.2)
Net income	82,323	29.8	152,417	35.2	189,586	30.1
Non-controlling interest	(87)	(0.0)	—	—	—	—
Net income attributable to Syswin Inc.	82,236	29.8	152,417	35.2	189,586	30.1
Amount attributable to Syswin Inc.
Income from continuing operations	83,590	30.3	164,456	38.0	209,640	33.3
Loss from discontinued operations, net	(1,354)	(0.5)	(12,039)	(2.8)	(20,054)	(3.2)
Net income attributable to Syswin Inc.	82,236	29.8%	152,417	35.2%	189,586	30.1%

The table below sets forth selected financial information and operating data relating to our sales agency services business for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
Number of cities	12	14	17

Net revenue (in thousands of RMB)
Beijing	247,194	313,793	439,977
Other cities	13,015	106,281	168,728
Total	260,209	420,074	608,705

Aggregate gross floor area of the properties sold (in thousands of square meters)
Beijing	911	1,323	1,772
Other cities	220	1,535	2,572
Total	1,131	2,858	4,344

Aggregate transaction value (in billions of RMB)
Beijing	9.5	19.0	30.1
Other cities	1.3	10.7	19.9
Total	10.8	29.7	50.0

Effective commission rates (%)
Beijing	2.6%	1.7%	1.5%
Other cities	1.0%	1.0%	0.8%
Overall	2.4%	1.4%	1.2%

Effective base commission rates (%)
Beijing	0.8%	0.9%	1.0%
Other cities	0.9%	1.0%	0.8%
Overall	0.8%	0.9%	0.9%

Number of projects
Beijing	27	34	42
Other cities	17	34	56
Total	44	68	98

Year ended December 31, 2010 compared to year ended December 31, 2009

Net revenue.  Our net revenue increased by RMB196.3 million, from RMB432.7 million in the year ended December 31, 2009 to RMB629.0 million in the year ended December 31, 2010. The increase primarily reflected an increase in net revenue generated by our sales agency services.

Sales agency services.  Net revenue from our sales agency services increased by RMB188.6 million, from RMB420.1 million in the year ended December 31, 2009 to RMB608.7 million in the year ended December 31, 2010. The increase primarily reflected an increase in the aggregate gross floor area sold as well as the average selling price of properties sold.

The aggregate gross floor area of properties sold increased from 2,858 thousand square meters in the year ended December 31, 2009 to 4,344 thousand square meters in the year ended December 31, 2010. The increase primarily reflected a significant increase in aggregate gross floor area of properties sold in Beijing, from 1,323 thousand square meters in the year ended December 31, 2009 to 1,772 thousand square meters in the year ended December 31, 2010, which in turn reflected the continued increase in scale of our operations in Beijing. The increase in our aggregate gross floor area of properties sold also reflected a substantial increase in aggregate gross floor area of properties sold in our category 2 and 3 markets, primarily due to our continued effort to penetrate more deeply into these markets. The aggregate gross floor area of properties sold in our markets outside of Beijing totaled 2,572 thousand square meters in the year ended December 31, 2010, representing a 67.6% increase compared to 2009.

The average selling price of the projects to which we provided sales agency services increased from RMB10,385 per square meter in the year ended December 31, 2009 to RMB11,505 per square meter in the year ended December 31, 2010, primarily reflecting a general increase in the average selling price of properties in China in 2010. As a result of increases in both transaction volume and the average selling prices of properties sold, our aggregate transaction value of property sold increased from RMB29.7 billion in the year ended December 31, 2009 to RMB50.0 billion in the year ended December 31, 2010.

Our effective overall commission rates were 1.4% in year ended December 31, 2009 and 1.2% in the year ended December 31, 2010. Excluding the Guo’ao project, the effective overall commission rates in 2010 would have been 1.0% compared to 1.0% in 2009.

Our effective base commission rates remained stable at 0.9% for the years of 2009 and 2010.

Real estate consultancy services.  Net revenue from our real estate consultancy services increased by RMB7.6 million, or 60.5%, from RMB12.7 million in the year ended December 31, 2009 to RMB20.3 million in the year ended December 31, 2010, reflecting increases in sales in the Beijing, Chongqing, Qingdao and Jinan markets.

Cost of revenue.  Our cost of revenue increased by RMB66.4 million, or 50.6%, from RMB131.2 million in the year ended December 31, 2009 to RMB197.6 million in the year ended December 31, 2010. The increase primarily reflected an increase in our staff costs and our renovation expenses, partially offset by a decrease in our marketing and promotion service fees. In the year ended December 31, 2010, the number of our sales professionals and other staff increased as a result of our continued geographic expansion and future projects supporting. In addition, our average staff cost per person increased, reflecting our increased sales and sales commissions paid to our employees during the year ended December 31, 2010 as compared to the year ended December 31, 2009. We also incurred additional renovation expenses in connection with the renovation of the mock-up room of the Guo’ao Project in the year ended December 31, 2010. Our marketing and promotion service fees decreased, primarily reflecting a decrease in sales service fees we paid to third parties for sales and marketing assistance in connection with the Guo’ao Project. Such sales service fees decreased from RMB16.0 million in the year ended December 31, 2009 to RMB9.2 million in the year ended December 31, 2010.

Gross margin.  Our gross margin was 68.6% in the year ended December 31, 2010, as compared to gross margin of 69.7% in the year ended December 31, 2009. Excluding net revenue derived from, and cost of revenue incurred with respect to, the Guo’ao Project, our gross margin would have been 67.2% in the year ended December 31, 2010, as compared to 63.0% in the year ended December 31, 2009. Such increase primarily reflected the continued increase in economies of scale of our operations in our existing markets, particularly in Beijing, Tianjin, Chongqing, Chengdu and Qingdao.

Selling, marketing and administrative expenses.  Our selling, marketing and administrative expenses increased by RMB67.2 million, or 79.5%, from RMB84.5 million in the year ended December 31, 2009 to RMB151.7 million in the year ended December 31, 2010. The increase primarily reflected an increase in our staff costs and consulting fees. The increase in our staff costs reflected (i) our continued hiring of additional management members and marketing, planning and administrative staff to support our business growth and geographic expansion, and (ii) increased staff costs per person as a result of our increased year-end bonus payment to management for achieving our sales target for 2010. The increase in consulting fees primarily resulted from an increase of professional fees related to our initial public offering and listing of ordinary shares.

Interest expense.  Our interest expenses amounted to RMB0.1 million in the year ended December 31, 2009. We had no interest expenses in the year ended December 31, 2010, as we did not have any borrowings in 2010.

Interest income.  Our interest income increased by RMB1.4 million, from RMB0.9 million in the year ended December 31, 2009 to RMB2.3 million in the year ended December 31, 2010. The increase primarily reflected an increase in bank deposits in the year ended December 31, 2010 as compared to the year ended December 31, 2009, reflecting the deposit of proceeds from CDH Investments’ investment in our company and proceeds from our initial public offering.

Foreign currency exchange loss.  Our foreign currency exchange loss increased by RMB0.9million, from RMB0.6 million in the year ended December 31,2009 to RMB1.5 million in the year ended December 31, 2010. The increase primarily reflected the increase in our average foreign currency bank deposits, reflecting the net proceeds in U.S. dollars from our initial public offering in November 2010, and the continued appreciation of the Renminbi against the U.S. dollar.

Other income-net.  Our other income increased by RMB1.9 million to RMB3.2 million in the year ended December 31, 2010, from RMB1.3 million in the year ended December 31, 2009, reflecting an increase in government grants we received from the local government in Beijing.

Income tax.  Our income tax increased by RMB20.1 million, from RMB54.0 million in the year ended December 31, 2009 to RMB74.1 million in the year ended December 31, 2010. Our effective tax rate was 26.1% in the year ended December 31, 2010, as compared to 24.7% in the year ended December 31, 2009. The increase in the effective tax rate was due to an increase in expenses not qualified for tax deductions.

Income from continuing operations.  As a result of the foregoing, our net income from continuing operations increased by RMB45.1 million, from RMB164.5 million in the year ended December 31, 2009 to RMB209.6 million in the year ended December 31, 2010.

Loss from discontinued operations, net.  We began operations of a secondary real estate brokerage services business in 2008, and transferred such business to entities controlled by Mr. Chen in August 2010. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Mr. Chen—Acquisitions and disposals.” Our net loss from discontinued operations was RMB20.1 million for the year ended December 31, 2010, as compared to a net loss of RMB12.0 million for the year ended December 31, 2009. The increased loss reflected an increase in expansion costs associated with the opening of additional secondary brokerage sales offices during the year ended December 31, 2010.

Net income.  As a result of the foregoing, our net income increased by RMB37.2 million, from RMB152.4 million in the year ended December 31, 2009 to RMB189.6 million in the year ended December 31, 2010.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net revenue.  Our net revenue increased by RMB156.7 million, or 56.8%, from RMB276.0 million for the year ended December 31, 2008 to RMB432.7 million for the year ended December 31, 2009, primarily reflecting an increase in net revenue generated by our sales agency services.

Sales agency services.  Net revenue from our sales agency services increased by RMB159.9 million, or 61.5%, from RMB260.2 million for the year ended December 31, 2008 to RMB420.1 million for the year ended December 31, 2009. The increase primarily reflected increases in the aggregate gross floor area of the properties sold as well as our effective base commission rates, partially offset by a decrease in our net revenue derived from our incentive commissions.

The aggregate gross floor area of the properties sold increased particularly significantly for cities outside Beijing, from 220 thousand square meters to 1,535 thousand square meters. A number of the cities we entered in 2007 and 2008 experienced significant increases in gross floor area of properties sold, reflecting a combination of our expansion efforts (which in turn was reflected in an increase in the number of our projects) and favorable market conditions in 2009. Our sales in Beijing also increased from 2008 to 2009, reflecting a combination of increased sales in our existing projects as a result of favorable market conditions in 2009 as well as an increase in the number of our projects.

The decrease of our effective overall commission rate from 2.4% in 2008 to 1.4% in 2009 primarily reflected (i) a decrease in incentive commissions derived from the Beijing market, and (ii) a decrease in net revenue derived from the Guo’ao Project as a percentage of our total net revenue in 2009, reflecting our more diversified clients and project portfolio. The Guo’ao Project, which historically yielded a relatively high level of effective commission rate, contributed 35.1% of our total net revenue in 2009, as compared to 50.8% in 2008. The increase in our effective base commission rate from 0.8% in 2008 to 0.9% in 2009 primarily reflected a higher level of sales on projects achieving the pre-determined threshold amounts for higher levels of base commissions under the progressive structure of the base commissions, which in turn reflected a general recovery in China’s real estate market in 2009.

The average selling price of the projects to which we provided services increased from RMB9,589 per square meter in 2008 to RMB10,385 per square meter in 2009, primarily reflecting an increase in the average selling price of properties in Beijing, as the real estate market conditions in China recovered after the market downturn in 2008. As a result of increases in both transaction volume and the average selling price of the properties sold, the aggregate transaction value of property sales in cities other than Beijing increased from RMB1.3 billion in 2008 to RMB10.7 billion in 2009, and the aggregate transaction value of property sales in Beijing market increased from RMB9.5 billion in 2008 to RMB19.0 billion in 2009.

Real estate consultancy services.  Net revenue from our real estate consultancy services decreased by RMB3.1 million, or 19.6%, from RMB15.8 million for the year ended December 31, 2008 to RMB12.7 million for the year ended December 31, 2009, primarily reflecting a decrease in net revenue derived from our consultancy services provided to a primary land developer in Hohhot.

Cost of revenue.  Our cost of revenue increased by RMB55.2 million, or 72.6%, from RMB76.0 million for the year ended December 31, 2008 to RMB131.2 million for the year ended December 31, 2009. The increase primarily reflected an increase in our staff costs as well as the marketing and promotion service fees we incurred in 2009. In 2009, our number of sales professionals and other staff increased as a result of our continued geographic expansion. In addition, our average staff cost per person increased, reflecting our increased sales in 2009 as a result of a general recovery in China’s real estate market after the 2008 market downturn. The increase in our cost of revenue in 2009 from 2008 also reflected sales service fees of RMB16.0 million we paid to a third party for its sales assistance in connection with the Guo’ao Project.

Gross margin.  Our gross margin was 69.7% in 2009, as compared to gross margin of 72.5% in 2008. Excluding net revenue derived from and cost of revenue incurred on the Guo’ao Project, our gross margin would have been 63.0% in 2009, as compared to 56.4% in 2008. Such increase primarily reflected an increase in the economies of scale of our operations, particularly in markets such as Tianjin, Dalian, Qingdao and Chengdu, which progressed from category 4 markets to categories 2 and 3 markets. See “—Specific Factors Affecting Our Financial Condition and Operating Results—Development cycles of our markets.”

Selling, marketing and administrative expenses.  Our selling, marketing and administrative expenses increased by RMB1.9 million, or 2.3%, from RMB82.6 million for the year ended December 31, 2008 to RMB84.5 million for the year ended December 31, 2009. The increase reflected an increase in our staff costs and depreciation and amortization expenses and traveling and transportation expenses, partially offset by a decrease in consulting fees. The increase in our staff costs reflected (i) our continued hiring of additional management members and marketing, planning and administrative staff to support our business growth and geographic expansion, and (ii) our increased staff costs per person as a result of our increased bonus paid in 2009 as compared to 2008. The increase in depreciation and amortization expenses reflected the commencement of operation of the Syswin Building in 2009. The decrease in consulting fees in 2009 reflected the consulting fees we incurred in preparing for our private placement in 2008.

Interest expense.  Our interest expenses decreased by RMB0.8 million, or 88.9%, from RMB0.9 million for the year ended December 31, 2008 to RMB0.1 million for the year ended December 31, 2009. The decrease primarily reflected a decrease in the average balance of our bank borrowing.

Interest income.  Our interest income increased by RMB0.8 million, from RMB0.1 million for the year ended December 31, 2008 to RMB0.9 million for the year ended December 31, 2009. The increase primarily reflected an increase in bank deposits in 2009 as a result of CDH Investments’ investment in our company.

Foreign currency exchange loss.  Our foreign currency exchange loss amounted to RMB0.6 million for the year ended December 31, 2009, as we converted the proceeds from our private placement from U.S. dollar into Renminbi and incurred losses as a result of the U.S. dollar’s depreciation against the Renminbi in 2009.

Other (expenses)/income-net.  We generated RMB1.3 million of other income for the year ended December 31, 2009, as compared to other expenses of RMB1.3 million for the year ended December 31, 2008. Our subsidy income increased from RMB0.6 million for the year ended December 31, 2008 to RMB1.6 million for the year ended December 31, 2009. The increase primarily reflected increased financial incentive grants from the local government in Beijing. We incurred a tax-related late payment interest of RMB1.3 million and made a payment of RMB0.5 million in connection with our withdrawal from a project in 2008.

Income tax.  Our income tax increased by RMB22.4 million, or 70.9%, from RMB31.6 million for the year ended December 31, 2008 to RMB54.0 million for the year ended December 31, 2009. Our effective tax rate was 24.7% in 2009, as compared to 27.4% in 2008. The decrease in the effective tax rate was due to the utilization of previously unrecognized tax losses coupled with a lower amount of expenses which did not qualify for tax deductions.

Income from continuing operations.  As a result of the foregoing, our net income from continuing operations increased by RMB80.9 million, or 96.8%, from RMB83.6 million for the year ended December 31, 2008 to RMB164.5 million for the year ended December 31, 2009.

Loss from discontinued operations, net.  Our net loss on discontinued operations was RMB12.0 million for the year ended December 31, 2009, as compared to a net loss of RMB1.4 million for the year ended December 31, 2008. Such increase reflected an increase in selling, marketing and administrative expenses associated with our significant efforts in developing the secondary brokerage business in 2009.

Net income.  As a result of the foregoing, our net income increased by RMB70.2 million, from RMB82.2 million in the year ended December 31, 2008 to RMB152.4 million in the year ended December 31, 2009.

B.  Our Liquidity and Capital Resources

Through December 31, 2010, our principal sources of liquidity were cash generated from our operating activities and issuance of shares in our initial public offering. Our net cash generated from operating activities amounted to RMB18.6 million and RMB158.9 million for the years ended December 31, 2009 and 2010, respectively. As of December 31, 2009 and 2010, our cash and cash equivalents amounted to RMB194.8 million and RMB581.8 million, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and other short-term investments with high level of liquidity which are unrestricted as to withdrawal or use and which have maturities of three months or less. We currently anticipate that we will be able to meet our needs to fund operations for at least the current fiscal year with our operating cash flow and existing cash balances.

In January 2007, we entered into the property purchase agreement to acquire the Syswin Building from Beijing City Development Group Company, a property developer in Beijing. In contemplation of our initial public offering, as part of our restructuring, we terminated this purchase agreement in August 2010. As of the date of termination, the total consideration paid for the acquisition of the Syswin Building amounted to RMB114.6 million, which Beijing City Development Group Company refunded in August 2010. Mr. Chen acquired the Syswin Building through one of his investment entities and we entered into a lease agreement with such entity to lease a portion of the Syswin Building for our headquarters office space in August 2010. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Mr. Chen.”

Our working capital, calculated as the difference between current assets and current liabilities, as of December 31, 2009 and 2010, was RMB301.6 million and RMB729.3 million, respectively.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. See “Item 3.D. Key Information—Risk Factors—Risk Relating to Our Corporate Structure—SAFE rules and regulations may limit our ability to convert and transfer the net proceeds from our initial public offering to our consolidated entity, which may adversely affect the business expansion of our consolidated entity, and we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies or establish other consolidated entities in the PRC.” However, as Circular 142 only applies to foreign-invested companies incorporated in mainland China, even though our ability to make equity contributions to Syswin Xing Ye is limited, we are able to:

(i)              make equity contribution to our subsidiary in the PRC upon approval from Ministry of Commerce or its local branch. Pursuant to the Law of the PRC on Wholly Foreign-Owned Enterprises, or the WFOE Law, and its implementation rules, as amended, and the Provisions on Change of the Equity Interests of the Investors of a Foreign-Invested Enterprise, foreign investors may make equity contribution to the company unless foreign investment in its business is restricted by PRC laws, and such equity contribution is subject to approval from Ministry of Commerce or its local branches. Such regulatory authorities are required to conclude its approval process within 30 days;

(ii)             make loans to our subsidiary in the PRC through our offshore subsidiaries upon registration with SAFE or its local branches. Pursuant to the Interim Measures on Administration of Foreign Loans, a foreign-invested company is permitted to obtain foreign loans from its foreign shareholder or the related company of shareholder upon registration with SAFE or its local branches. Currently there is no statutory period within which such regulatory authorities are required to conclude its registration process;

(iii)            fund new investments in the PRC through establishing new subsidiaries of SYSWIN Inc. and/or SYSWIN Limited in the PRC upon approval from Ministry of Commerce or its local branches. Pursuant to the WFOE Law, upon approval from Ministry of Commerce or its local branches, SYSWIN Inc. and SYSWIN Limited may establish new subsidiaries engaging in businesses which foreign investor is not restricted to make investment in. Such regulatory authorities are required to conclude its approval process within 90 days; and

(iv)            fund the acquisition of business operations at an offshore level. Circular 142 only applies to foreign invested companies incorporated in mainland China, and any acquisition of business at an offshore level is not subject to PRC government’s foreign exchange control.

In addition, Circular 142 does not limit the use of foreign currency-denominated capital by Syswin Zhi Di to fund its working capital. The PRC government does not charge any fee for any of the above mentioned approval or registration process.

We are a holding company and we conduct our operations primarily through our PRC entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiary in China. In addition, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our subsidiary in the PRC is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. See “Item 3.D. Key Information—Risk Factors—Risk Related to Doing Business in China—Our holding company structure may restrict our ability to receive dividends and other distributions from our subsidiary in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.” Although we consolidate the results of our consolidated entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us. See “Item 4.C. Information on the Company—Organizational Structure.”

In 2008, 2009 and 2010, we, through Syswin Xing Ye, our consolidated entity, declared dividends of RMB106.0 million, nil and RMB270.0 million, respectively. During the same periods, calculating based on 154,875,000 shares, 154,875,000 shares and 154,875,000 shares, using the exchange rate as of each of the respective payment date, our dividend per share amounted to RMB0.68, nil and RMB1.74, respectively. Since we intend to reinvest earnings in further expanding our business, we currently do not plan to declare dividends in 2011.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	(US$)
	(In thousands)
Net cash provided by operating activities	41,122	18,632	158,924	24,080
Net cash provided by (used in) investing activities	38,779	(27,311)	79,995	12,120
Net cash provided by (used in) financing activities	(84,569)	182,578	148,018	22,427
Net (decrease) increase in cash and equivalents	(4,668)	173,899	386,937	58,627
Cash and cash equivalents at the beginning of the period	25,597	20,929	194,828	29,519
Cash and cash equivalents at the end of the period	20,929	194,828	581,765	88,146

Operating activities

Net cash provided by operating activities in the year ended December 31, 2010 was RMB158.9 million, which was primarily attributable to net income of RMB189.6 million, partially offset by changes in certain working capital accounts, which in turn primarily reflected an increase in accounts receivable of RMB79.0 million and a decrease of RMB60.0 million in accrued expenses and other current liabilities. The increase in accounts receivable reflected our increased sales in 2010 as compared to 2009. The decrease in accrued expenses and other current liabilities reflected settlement of payable for Syswin Building offset in part by increased salary payable due to the increased sales in 2010.

Net cash provided by operating activities in 2009 was RMB18.6 million, which was primarily attributable to net income of RMB152.4 million, partially offset by changes in certain working capital accounts, primarily reflecting an increase of RMB140.6 million in accounts receivable, a decrease of RMB35.1 million in income tax payable, and an increase of RMB45.4 million in accrued expenses and other current liabilities. The increase in accounts receivable reflects our increased sales in 2009 as compared to 2008. The increase in accrued expenses and other current liabilities reflected an increased salary payable and business tax payable, both due to the increased sales in 2009. The decrease in income tax payable reflected the tax paid in 2009.

Net cash provided by operating activities in 2008 was RMB41.1 million, which was primarily attributable to net income of RMB82.3 million, partially offset by changes in certain working capital accounts, primarily reflecting an increase of RMB22.2 million in other non-current assets, an increase of RMB12.9 million in accounts receivable and an increase of RMB9.4 million in accrued expenses and other current liabilities. The increase in other non-current assets was due to the prepayment for the acquisition of the Syswin Building. The increase in accounts receivable reflects the relatively longer period our developer clients required to settle our sales commissions as a result of the real estate market downturn in 2008. The increase in accrued expenses and other current liabilities was primarily due to an increased salary payable in 2008, reflecting the more sales professionals and other staff we recruited in 2008 as a result of our business expansion.

We typically confirm our commission bills with our developer clients pursuant to a pre-agreed schedule. Our developer clients generally confirm commission bills for the properties based on their progress in receiving the property purchase payment made by property buyers or commercial banks. There is generally a lag which lasts three to six months between the time we recognize revenue and the time we bill our developer clients for the related commissions. We have not experienced significant delay in payment between the time we bill our clients and the time we actually collect the commission. Our accounts receivable amounted to RMB107.8 million, RMB238.5 million and RMB281.4 million as of December 31, 2008, 2009 and 2010, respectively. We seek to collect our accounts receivable within six months. The turnover days of our accounts receivable totaled 134 days, 146 days and 151 days in 2008, 2009 and 2010, respectively. Turnover days of our accounts receivable for any given period equals average accounts receivable divided by total net revenue and then multiplied by the number of days during the period. Average accounts receivable equals the arithmetic mean of the beginning and ending balances of accounts receivable during the period.

Investing activities

Net cash generated from investing activities in the year ended December 31, 2010 was RMB80.0 million, which reflected proceeds from disposal of the Syswin Building of RMB114.6 million received in August 2010, partially offset by the payments for purchases of property and equipment of RMB50.7 million. We terminated our purchase agreement relating to the Syswin Building and were refunded the purchase consideration of RMB114.6 million in August 2010. The purchases of property and equipment in the year ended December 31, 2010 reflected our payments for the acquisition of the Syswin Building prior to its disposal, as well as the purchase of office equipment and automobiles.

Net cash used in investing activities in 2009 was RMB27.3 million, which was primarily attributable to RMB31.8 million in payments for property and equipments, primarily including payments relating to the acquisition and renovation of the Syswin Building, partially offset by RMB5.0 million from release of restricted cash.

Net cash generated from investing activities in 2008 was RMB38.8 million, which was primarily attributable to RMB75.8 million in proceeds from the settlement of funds advanced to related parties, partially offset by RMB34.2 million in payments for property and equipments, primarily including payments relating to the acquisition of the Syswin Building and motor vehicles as well as development expenses relating to our CRM system.

Financing activities

Net cash provided by financing activities in the year ended December 31, 2010 was RMB148.0 million, reflecting a cash inflow of RMB400.8 million from the issuance of ordinary shares in November 2010, net of issuance costs, a cash outflow of RMB254.8 million in connection with dividend payment to shareholders, and a cash inflow from the capital injection of RMB2.0 million by Brilliant Strategy Limited, Tao Hongbin and China Rebro Limited prior to our initial public offering.

Net cash provided by financing activities in 2009 was RMB182.6 million, which primarily reflected RMB204.0 million in capital contribution from Qingling Company Limited as a result of our private placement in 2009. See “Item 4.A. Information on the Company—History and Development.” This was partially offset by the repayment of our bank borrowings of RMB20.0 million.

Net cash used in financing activities in 2008 was RMB84.6 million, which was primarily attributable to RMB104.6 million in dividends distributed in 2008, partially offset by RMB20.0 million in proceeds from our bank borrowings. Our dividend of RMB104.6 million distributed in 2008 was financed through a cash inflow of RMB75.8 million from settlement of funds advanced to related parties, and the remaining through cash generated from operating activities.

C.  Research and Development, Patents and Licenses, etc.

For a description of our intellectual property, see “Item 4.B. Information on the Company—Business Overview—Intellectual Property.”

D.  Trend Information

Other than as described elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E.  Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.  Tabular Disclosure of Contractual Obligations

We have operating lease agreements that are principally for our administrative offices. These leases expire by 2015 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2009 and 2010 were RMB8.0 million, and RMB10.3 million, respectively. The table below sets forth our future minimum lease payments under our operating leases agreements as of December 31, 2010.

(in thousands of RMB)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations	23,864	10,075	13,789	—	—

G. Safe Harbor

This Annual Report contains forward-looking statements. See the discussion in the section entitled “Cautionary Note Regarding Forward Looking Statements.”

Item 6.            Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth our directors and executive officers, their ages and the positions held by them as of the date of this Annual Report. The business address for each of our directors and executive officers is 9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, the People’s Republic of China.

Name	Age	Position
Xiaoling Hu	41	Chairwoman of the Board of Directors
Liangsheng Chen	42	Director and Chief Executive Officer
Hongbing Tao	44	Director and President
Zhenghui Wei	43	Director
Xiaoya Zhang	49	Independent Director
Shulong Chu	54	Independent Director
Zelai Zhang	49	Independent Director
Kai Li	42	Chief Financial Officer
Shi Cheng	44	Vice president of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited
Xuefei Zhang	33	Vice president of agency department of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited
Wu Ding	43	Chief client representative of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited

Ms. Xiaoling Hu is our chairwoman and has served as our director since 2010. She is also a managing director of CDH Investments Management (Hong Kong) Limited and a non-executive director of Belle International Holdings Limited, Yingliu International Holdings Limited, Beijing Xiron Book Limited and Sunac China Holdings Limited. From 1999 to 2002, Ms. Hu was a senior manager in the direct investment division of China International Capital Corporation Limited. From 1995 to 1999, Ms. Hu was a senior associate at Arthur Andersen Certified Public Accountants. Ms. Hu is a fellow of the Association of Chartered Certified Accountants, United Kingdom. Ms. Hu received her bachelor’s and master’s degrees in Economics from Beijing Jiaotong University (previously known as Northern Jiaotong University).

Mr. Liangsheng Chen is our founder and has served as our director and chief executive officer since 2007. He has served as the chairman of the board of directors of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since it was founded in 2004. He founded Shenzhen Syswin Computer Software Co., Ltd. in 1994 and has served as its chairman of the board of directors since its incorporation. From 1993 to 1994, Mr. Chen served as the China Representative for Dun & Bradstreet, Inc. in Shenzhen Zhongheng Business Co., Ltd. From 1992 to 1993, he served as a deputy general manager of the Xiamen Branch of McDonald’s China Co., Ltd. Mr. Chen currently serves as a part-time researcher in the Strategic Studies Institute of the Public Policy and Management School of Tsinghua University. Mr. Chen received his bachelor’s degree from Xi’an Jiaotong University and his MBA degree from The Chinese University of Hong Kong.

Mr. Hongbing Tao is our president and has served as our director since 2007. He has also served as the president of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since 2005. From 2004 to 2005, he was the general manager of Hohhot Syswin Real Estate Brokerage Company Limited. From 2000 to 2004, he was the general manager of Yinchuan Ai Di Technology Development Co., Ltd. From 1998 to 1999, he served as the general manager of Yinchuan Stationary Supplies Co., Ltd. From 1992 to 1997, he was the general manager of Ningxia Zhong Lian Industry & Trade Co., Ltd. Mr. Tao received his bachelor’s degree from Lanzhou University of Finance and Economics and his EMBA degree from Tsinghua University.

Ms. Zhenghui Wei has served as our director since 2010 and deputy general manager of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since 2009. From 2001 to 2008, Ms. Wei served as the general manager of the human resources department of China Yuanda Group Co., Ltd. From 1990 to 2000, she served as a deputy manager of the human resources department of China Vanke Co., Ltd. and deputy general manager of Beijing Vanke Co., Ltd. Ms. Wei received her bachelor’s degree from the University of Science and Technology of China.

Mr. Xiaoya Zhang has served as our independent director since 2010. He has also served as a director and president of Beijing AirMedia Advertising Co., Ltd. since 2005. Mr. Zhang served as a director and president of AirMedia Group Inc. from the company’s inception in 2007 to January 2011 and its interim chief financial officer from February 2010 to January 2011. From 1995 to 2004, Mr. Zhang was a department director of China Investment Engineering Consulting Company. Prior to that, he served as the deputy general manager of Dalian Zhongxing Industrial Company from 1992 to 1995. From 1989 to 1992, Mr. Zhang served as the program manager of China Agriculture Development Trust Investment Company. Mr. Zhang received his bachelor’s degree in Mathematics from Shandong University in China in 1983 and his master’s degree in System Engineering from Beijing University of Aeronautics and Astronautics in China in 1989 and was awarded the senior engineer qualification by the State Development Planning Commission.

Mr. Shulong Chu has served as our independent director since 2010. Mr. Chu has also served as professor and Ph.D. supervisor of the School of Public Policy and Management, Tsinghua University since 2001. From 1994 to 2001, Mr. Chu served as the director of the China Institute of Contemporary International Relations. Mr. Chu received his bachelor’s degree from Dalian University of Foreign Languages in 1978, his master’s degree from University of International Relations in 1985 and his doctor’s degree from Department of Political Science of George Washington University in 1993.

Mr. Zelai Zhang has served as our independent director since 2010. Mr. Zhang has also served as the president of Tianjin Haihang Bohai Real Estate Equity Investment Fund Management Co., Ltd. since 2010. From 2005 to 2009, he served as a director and president of Ningbo Jingang Investment Trust Co., Ltd. From 2002 to 2005, he served as the general manager of the research and development department and trust department of Beijing International Trust Investment Co., Ltd. Mr. Zhang received his bachelor’s degree and master’s degree from Hebei University and his doctor’s degree from the Graduate School of the Chinese Academy of Social Sciences.

Mr. Kai Li has served as our chief financial officer since 2010 and the financial controller of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since 2008. From 1995 to 2008, Mr. Li served as the financial controller of Panasonic Corporation of China. From 1991 to 1995, he served as the financial manager of Panasonic CRT (Beijing) Co., Ltd. Mr. Li received his bachelor’s degree from the Beijing University of Technology and his master’s degree from the University of New South Wales.

Mr. Shi Cheng has served as the vice president of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since 2010. From 2004 to 2010, he served as the executive president of Coastal Greenland Limited. From 2000 to 2004, he served as the principal officer of Shenzhen Great China International Investment Co., Ltd. Mr. Cheng received his mater’s degree from Wuhan University and his bachelor’s degree from Tongji University.

Mr. Xuefei Zhang has served as the vice president of agency department of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since he joined us in 2005. From 2003 to 2005, he served as operating director of Beijing Zhengpintang Advertisement Designing Co., Ltd. From 2002 to 2003, he served as manager of the planning department of Pearl River Real Estate Development Co., Ltd. From 2000 to 2001, he served as manager of the marketing department of Dalian Zhonglian Real Estate Development Co., Ltd. Mr. Zhang received his bachelor’s degree from Beijing Wuzi University.

Mr. Wu Ding has served as the chief client representative of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since 2008. He also served as the general manager of Shenzhen Syswin Computer Software Company Limited from 2005 to 2007 and chairman of its board of directors since 2008. Mr. Ding received his master’s degree in system engineering from Xi’an Jiaotong University in 1993.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. An executive officer may terminate the employment at any time upon advance written notice. In the event that the employment agreement is terminated by us for cause, or terminated by the executive officer, the officer is entitled to certain payments as provided by applicable laws or otherwise agreed to by the parties upon the termination of the employment. Except for the foregoing, our directors and executive officers are not entitled to any severance payments upon the termination of their employment for any reason.

Each executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer also agrees to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors.

B.  Compensation

For the year ended December 31, 2010, we paid an aggregate of approximately RMB8.5 million in cash compensation to our executive directors and executive officers and we did not pay any cash compensation to our non-executive directors. Our PRC subsidiary as well as our consolidated entity and its subsidiaries are required by law to make contributions based on each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. The aggregate amount of such contributions we made with respect to our directors and executive officers for the year ended December 31, 2010 was RMB0.2 million. We have no service contracts with any of our directors providing for benefits upon termination of employment.

We have decided to pay each of our independent directors US$30,000 in cash as annual compensation for their respective services to the Company, starting in the year ending December 31, 2011.

C.  Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may, subject to any separate requirement for audit committee approval under applicable law or the listing rules of the New York Stock Exchange, and unless disqualified by the chairman of the relevant board meeting, vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company which are not, by the Companies Law or its amended and restated articles of association, required to be exercised by shareholders, including the power to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party.

Terms of Directors and Officers

Pursuant to our amended and restated articles of association, our board of directors is divided into three classes. At the second annual general meeting after the adoption of our articles, all Class A directors, including Xiaoya Zhang and Zelai Zhang, are expected to retire from office and be eligible for re-election. At the third annual general meeting after the adoption of our articles, all Class B directors, including Xiaoling Hu, Zhenghui Wei and Shulong Chu, are expected to retire from office and be eligible for re-election. At the fourth annual general meeting after the adoption of our amended and restated articles of association, all Class C directors, including Liangsheng Chen and Hongbing Tao, are expected to retire from office and be eligible for re-election. At each subsequent annual general meeting after the fourth annual general meeting after the adoption of our amended and restated articles of association, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) will retire from office by rotation. A retiring director is eligible for re-election. The directors to retire by rotation will include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire will be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment.

A director must vacate his directorship if he resigns, becomes mentally unsound or dies, is absent from board meetings for three consecutive meetings without special leave from our board and our board of directors resolves that his office be vacated, becomes bankrupt or ceases to be a director under the law or is removed by our shareholders. A director may be removed by a special resolution of our shareholders, which requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. There is no mandatory retirement age for directors.

Officers are selected by and serve at the discretion of the board of directors.

Committees of the Board of Directors

We have established an audit committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Xiaoya Zhang, Shulong Chu and Zelai Zhang, all of whom satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and the “independence” standards under Rule 10A-3 under the Exchange Act. Xiaoya Zhang is the chairperson of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

•      appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•      reviewing with the independent auditors any audit problems or difficulties and management’s response;

•      reviewing and approving all proposed related party transactions, as defined under applicable U.S. securities laws and regulations;

•      discussing the annual audited financial statements with management and the independent auditors;

•      reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•      meeting separately and periodically with management and the independent auditors.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Liangsheng Chen, Zhenghui Wei and Shulong Chu, and is chaired by Liangsheng Chen. Shulong Chu satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The nominating and corporate governance committee assists the board of directors in identifying and selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•      identifying, selecting and recommending to the board nominees for election or re-election to the board;

•      reviewing annually with the board the composition of the board in light of the characteristics of knowledge, experience, skills, expertise and diversity;

•      making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•      advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•      convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•      declaring dividends and distributions;

•      appointing officers and determining the term of office of officers;

•      exercising the borrowing powers of our company and mortgaging the property of our company; and

•      approving the transfer of shares of our company, including the registering of such shares in our share register.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or the listing rules of the New York Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. Employees

We had 1,202, 1,523 and 2,566 employees as of December 31, 2008, 2009 and 2010, respectively, and historically have not employed a significant number of part-time employees. The following table sets forth the number of our employees by function as of the date indicated.

As of December 31, 2010
Sales professionals	1,355
Consultancy and planning	431
Quality control	324
General administration	153
Financial and accounting	53
Human resources	80
Operations	51
Marketing	101
Information technology	18
Total	2,566

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” for details in relation to the share ownership of our directors and executive officers as of April 13, 2011.

Item 7.            Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 13, 2011 by:

•      each of our directors and executive officers; and

•      each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)		Percent(1)
Directors and Executive Officers:
Xiaoling Hu	—		—
Liangsheng Chen(2)	112,678,572	(8)	58.30%
Hongbing Tao(3)	3,750,000		1.94%
Zhenghui Wei	—		—
Xiaoya Zhang	—		—
Shulong Chu	—		—
Zelai Zhang	—		—
Kai Li	—		—
Shi Cheng	—		—
Xuefei Zhang	—		—
Wu Ding	—		—
All Directors and Executive Officers as a group	116,428,572		60.24%

5% and above Shareholders (4):
Brilliant Strategy Limited(5)	112,678,572	(8)	58.30%
JPMorgan Chase Bank, N.A. (6)	38,400,000		19.87%
China Rebro Limited(7)	29,875,000		15.46%

(1)       Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 13, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)       These ordinary shares are held through Brilliant Strategy Limited, a company with limited liability incorporated in the British Virgin Islands and wholly owned by Mr. Liangsheng Chen.

(3)       These ordinary shares are owned by Mr. Hongbing Tao.

(4)       According to a beneficial ownership report on Schedule 13G filed on February 4, 2011, Royce & Associates LLC beneficially owned 5.07% of our outstanding ordinary shares as of December 31, 2010. We have not independently confirmed this beneficial ownership information.

(5)       Brilliant Strategy Limited is a company with limited liability incorporated in the British Virgin Islands, wholly owned by Mr. Liangsheng Chen.

(6)       An owner of record for American dipositary shares.

(7)       China Rebro Limited is wholly owned by CDH China Fund III, L.P., a Cayman Islands exempted limited partnership (“CDH Fund III”). CDH III Holdings Company Limited, a Cayman Islands exempted limited liability company (“CDH III Holdings”), is the general partner of CDH Fund III and has the power to direct CDH Fund III as to the voting and disposition of shares directly and indirectly held by CDH Fund III. All decisions related to the voting and disposition of shares directly and indirectly held by CDH Fund III require approval by the investment committee of CDH III Holdings, which currently consists of Shangzhi Wu, Shuge Jiao and Xinlai Liu. Changes to the investment committee require the approval of the directors of CDH III Holdings. The directors of CDH III Holdings are nominated by the principal shareholders of CDH III Holdings, which consist of CZI II GP Holdings, L.P., Prowell Ventures Pte. Ltd., and China Diamond Holdings III, L.P. CZI II GP Holdings, L.P. is 99.48% owned by ZG Investments IV, LTD and 0.52% owned by Capital Z Employees II, L.P. ZG Investments IV, LTD is wholly owned by Zurich Financial Services, a publicly traded company. Capital Z Employees II, L.P. is controlled by senior members of its management / investment team. Prowell Ventures Pte. Ltd. is wholly owned by the Government of Singapore Investment Corporation (Ventures) Pte Ltd., and China Diamond Holdings III, L.P. is a British Virgin Islands limited partnership controlled by senior members of the CDH Fund III investment team. The business address for China Rebro Limited is Kinston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(8)       On November 30, SOL Investment Fund Limited and Kee Shing International Limited, each an entity controlled by Sino-Ocean Land Holdings Limited (a company listed on the Hong Kong Stock Exchange, stock code 3377), purchased our ordinary shares held by Mr. Chen through Brilliant Strategy Limited with an aggregate value of US$6.0 million and US$4.0 million respectively, at a price equal to the initial public offering price per ordinary share. In addition, on November 30, 2010, SouFun Holdings Limited (a company listed on the New York Stock Exchange, ticker symbol “SFUN”), purchased our ordinary shares held by Brilliant Strategy Limited with an aggregate value of US$5.0 million at a price equal to the initial public offering price per ordinary share. The number of ordinary shares SOL Investment Fund Limited, Kee Shing International Limited and SouFun Holdings Limited purchased from Brilliant Strategy Limited is 3,428,571, 2,285,714 and 2,857,143, respectively. As a result of such transactions, the number of ordinary shares beneficially owned by Mr. Liangsheng Chen through Brilliant Strategy Limited is 112,678,572.

As part of China Rebro Limited’s investment in our company, Mr. Chen, Mr. Tao and China Rebro Limited agreed to certain share adjustments based on our 2011 financial performance. In the event that we successfully meet our required financial targets, China Rebro Limited will transfer up to 2.40% of its equity interest in us to Mr. Chen and Mr. Tao. However, in the event that we fail to meet our required financial targets, Mr. Chen and Mr. Tao will transfer up to an aggregate of 10.99% of their respective equity interests in us to China Rebro Limited.

As of April 13, 2011, there was one shareholder of record with an address in the United States, JPMorgan Chase Bank, N.A., holding 38,400,000 shares, representing 19.87% of our outstanding ordinary shares, as nominee for the ADR depositary.

None of our current shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.  Related Party Transactions

Private Placement

In July 2010, in contemplation of our initial public offering, we undertook a corporate restructuring. As a result, CDH Investments held a 19.29% equity interest in our company. On August 4, 2010, we entered into a series of contractual arrangements with Syswin Xing Ye and its shareholders. As a result of these contractual arrangements, we are able to substantially control Syswin Xing Ye and its subsidiaries. See “Item 4.A. Information on the Company—History and Development” and “Item 4.C. Information on the Company—Organizational Structure.”

Contractual Arrangements with Our PRC Variable Interest Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign investment in primary real estate sales agency and consultancy services business, we currently conduct our operations in China principally through contractual arrangements between Syswin Zhi Di, Syswin Xing Ye, and the shareholders of Syswin Xing Ye. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

Registration Rights Agreement with CDH Investments

We have granted certain registration rights to CDH Investments pursuant to a registration rights agreement dated November 3, 2010.  Set forth below is a description of these registration rights:

Demand Registration Rights

Subject to any applicable lock-up period, at anytime after our initial public offering, CDH Investments may demand that we file a registration statement covering the sale of their registrable securities, provided that the securities proposed to be registered have an estimated market value of at least US$10 million. We are not obligated to effect such registration if, among other things, we have already effected two such demand registrations, or have effected one registration under the Securities Act within the six-month period preceding the date of such demand other than a registration from which the registrable securities of CDH Investments have been excluded (with respect to all or any portion of the registrable securities requested to be included in such registration). We have the right to defer filing of such registration statement for up to 90 days if our board of directors determine in good faith that filing such a registration will be seriously detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Form F-3 Registration Rights

Subject to any applicable lock-up period, when we are eligible to use Form F-3, CDH Investments may request that we file a registration statement on Form F-3 covering the sale of their registrable securities, provided that the securities proposed to be registered have an estimated market value of at least US$5 million. We, however, are not obligated to effect such registration if, among other things, (i) we have already effected two such registrations on Form F-3, or (ii) we have once, within the six-month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable securities of CDH Investments have been excluded (with respect to all or any portion of the registrable securities requested to be included in such registration). We have the right to defer filing of a registration statement on Form F-3 for up to 90 days if our board of directors determines in good faith that filing such a registration statement will be seriously detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights

If we propose to file a registration statement with respect to an offering of our securities, subject to certain exceptions, we must offer CDH Investments the opportunity to include their shares in such registration statement.

Expenses of Registration

We will pay all expenses relating to any demand, Form F-3 or piggyback registration, except for underwriting discounts and commissions relating to the registrable securities, unless the registration is withdrawn at the request of CDH Investments.

Transactions with Mr. Chen

Acquisitions and disposals

In an effort to concentrate on the sales agency services, in July 2010, the Group entered into an equity transfer agreement with Syswin International and Zhi Di Investment, both of which are owned by Mr. Chen to transfer its equity interest in Zhi Di Management for a cash consideration of RMB3 million. There was no gain or loss recognized upon the disposal as the consideration received was equal to our share of the net assets of Zhi Di Management.

In August 2010, we disposed of Beijing Syswin Chuang Xin Real Estate Brokerage Company Limited, or Chuang Xin, a subsidiary of Syswin Xing Ye engaging in secondary real estate brokerage business under “E-home Park” brand, to certain related party entities controlled by Mr. Chen. Because Chuang Xin is in its early stage of business development and has incurred net losses since its incorporation, we disposed Chuang Xin through one of such related party entity’s assumption of the receivables due from Chuang Xin in the amount of RMB41.4 million for a consideration of RMB27.0 million. In connection with such disposal, in September 2010, Syswin Xing Ye entered into a right-of-first-refusal agreement with certain related party entities controlled by Mr. Chen. Pursuant to such agreement, Syswin Xing Ye is granted a preferential right to acquire equity interest or asset in Beijing Syswin Chuang Xin Real Estate Brokerage Company Limited, a related party entity engaged in secondary real estate brokerage business and controlled by Mr. Chen, in the event that Mr. Chen proposes to dispose of such equity interest or asset directly or indirectly to any third party. The acquisition consideration will be determined by mutual agreement between the parties. The right-of-first-refusal agreement will terminate in the event that Mr. Chen’s shareholding in our company becomes less than 30%.

Purchase of services

In September 2010, we entered into a series of agreements with Chuang Xin under which Chuang Xin would introduce potential property purchasers to us for a commission determined based on the transaction value of a successfully consummated purchase. We paid Chuang Xin RMB0.5 million for the year ended December 31, 2010.

A related party entity controlled by Mr. Chen provided certain property management and cleaning services to our office spaces and mock-up rooms. For the years ended December 31, 2008, 2009 and 2010, total consideration paid for such services amounted to RMB1.1 million, RMB1.2 million and RMB1.4 million, respectively.

We acquired certain decoration services, including interior decoration services for our office spaces and mock-up rooms used for our sales projects, from a related party entity controlled by Mr. Chen. For the years ended December 31, 2008, 2009 and 2010, total consideration we paid for such services amounted to RMB0.3 million, RMB4.8 million and RMB1.1 million, respectively.

We also acquired certain information technology services, including installation, maintenance and training services relating to our CRM system and certain text message distribution services, from a related party entity controlled by Mr. Chen. For the years ended December 31, 2008, 2009 and 2010, total consideration we paid for such services amounted to RMB0.2 million, RMB0.2 million and RMB13 thousand, respectively.

In August 2010, we sold Zhi Di Management, a related party entity controlled by Mr. Chen, the Syswin Building, an office building in Beijing, where we had office spaces for our own use and for lease. Upon the consummation of the sale, we entered into a lease agreement with the related party entity controlled by Mr. Chen to lease back an aggregate gross floor area of 6,786 square meters of the building for our headquarters office spaces. The term of the lease is three years and expires on August 26, 2013. Under the agreement, the lessor granted us the preferential right to lease the relevant portion of the Syswin Building upon the expiration of such lease. The monthly rental amounts to approximately RMB0.6 million. As part of the lease agreement, an independent third party entity and a related party entity controlled by Mr. Chen, both engaging in property management services business, agreed to provide property management services to the portion of the Syswin Building occupied by us, and we are required to pay monthly property management fees of approximately RMB14 thousand and RMB0.1 million to such entities, respectively. See Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

In October 2010, we entered into a trademark license agreement with a related party entity controlled by Mr. Chen, pursuant to which we are authorized to use certain “SYSWIN” trademarks on a non-exclusive royalty-free basis for an unlimited term.

Pursuant to an agreement signed in September 2010, we provide certain consulting services, including macro-environment research and other market research services, to a related party entity controlled by Mr. Chen. We received an aggregate service fee of approximately RMB95 thousand from such related party entity in 2011.

Non-compete agreement

In September 2010, Syswin Xing Ye entered into a non-compete agreement with Mr. Chen, pursuant to which Mr. Chen agreed not to, directly or indirectly, through any of his affiliated entities (other than our company and our subsidiaries and consolidated entities), (i) engage in any primary real estate sales agency services and consultancy businesses, or (ii) employ, solicit for employment or encourage the departure of any of our employees. Mr. Chen also granted us certain preferential rights on future business opportunities relating to primary real estate sales agency services and consultancy businesses. The non-competition agreement will terminate in the event that Mr. Chen’s shareholding in our company becomes less than 30%.

Cancellation of Capital Injection Agreement with Shareholders

In September 2010, our shareholders agreed to invest US$2.4 million in us to fund the operations of Syswin Zhi Di with each shareholder obligated to invest an amount in proportion to its equity interest in us at the time. Pursuant to this agreement, in October 12, 2010, we received US$0.3 million. In light of the original intent of the agreement and the current circumstances, we have since decided to amend the agreement to cancel the shareholders’ obligations to invest the remaining amount. Accordingly, on April 5, 2011, we entered into an amended agreement with the shareholders, following the unanimous approval of our board of directors.

C.  Interests of Experts and Counsel.

Not applicable.

Item 8.            Financial Information.

A. Consolidated Statements and Other Financial Information.

The information required by this item is set forth in our consolidated financial statements included in this Annual Report. See “Item 18. Financial Statements.”

Legal and Regulatory Proceedings

Historically, we have been subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. However, we have not experienced any legal proceedings, investigations or claims that have had a material and adverse effect on our business. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material and adverse impact on our results of operations or financial position.

Dividend Policy

Syswin Xing Ye, our consolidated entity, distributed dividends in the amount of RMB20.0 million and RMB106.0 million in 2007 and 2008, respectively. In addition, in August 2010, Syswin Xing Ye declared a dividend of RMB270.0 million, of which RMB254.8 million has been paid and RMB15.2 million is expected to be paid. Since we intend to reinvest earnings in further expanding our business, we currently do not plan to declare dividends in 2011.

As we are a holding company, we rely, in part, on dividends paid to us by our subsidiary in China for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such subsidiary is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund and enterprise expansion fund, although the amount to be set aside, if any, is determined at the discretion of the board. These reserves may not be distributed as cash dividends. Our PRC subsidiary, Syswin Zhi Di, was established in July 2010, and has not set aside any amount for such statutory reserve. As a result, any future dividend or distribution that Syswin Zhi Di may declare or make is subject to such statutory reserve requirement until such reserve reaches 50% of its registered capital of US$2.0 million, namely, US$1.0 million, as well as any employee welfare fund contribution made at the discretion of its board of directors. The amounts set aside pursuant to the applicable PRC laws and regulations by Syswin Xing Ye amounted to nil, RMB12.6 million and RMB15.1 million in 2008, 2009 and 2010, respectively. Further, if our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Our board of directors has sole discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that they may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

Significant Changes

Other than as described elsewhere in this Annual Report, no significant changes have occurred since the date of our consolidated financial statements included in this Annual Report.

Item 9.            Stock Price History.

A. Offer and Listing Details.

Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since November 24, 2010 under the symbol “SYSW”.

The following table sets forth, for the periods indicated, the high and low trading prices per ADS of our ADSs on the New York Stock Exchange:

	Trading Price (US$)
	High	Low
Year ended December 31,
2010
4th Quarter (from November 24, 2010)	6.75	5.73
2011
1st Quarter	8.15	4.55
Month of
November 2010 (from November 24, 2010)	6.20	5.73
December 2010	6.75	5.99
January 2011	8.15	6.01
February 2011	7.85	6.65
March 2011	7.13	4.55
April 2011(through April 13)	6.34	5.79

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ADSs, each representing four of our ordinary shares, have been traded on the New York Stock Exchange since November 24, 2010. Our ADSs trade under the symbol “SYSW”.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10.         Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association and other related information contained in the sections captioned “Description of Share Capital,” “Share Eligible for Future Sale” and “Description of American Depositary Shares” in our registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2010 (File No. 333-170350).

C. Material Contracts.

Except as described elsewhere in this Annual Report, we have not entered into any material contracts, other than in the ordinary course of business, within the two years immediately preceding the date of this document.

D. Exchange Controls.

See “Item 4.B. Information on the Company—Business Overview—Regulation—Other Regulations—Foreign Currency Exchange Regulations.”

E. Taxation.

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. No Cayman Islands stamp duty will be payable in respect of an investment in our ADSs or ordinary shares, unless any instruments are executed in or thereafter brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiary, were exempt from PRC withholding tax. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.

Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore are subject to PRC corporate income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence.

The PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our worldwide income. In that case, however, dividend income we receive from our PRC subsidiary may be exempt from PRC enterprise income tax because the PRC Enterprise Income Tax Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

In addition, the PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the PRC Enterprise Income Tax Law. If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely impacted due to our worldwide income being taxed in China under the PRC Enterprise Income Tax Law.

Material United States Federal Tax Considerations

The following is a summary of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. Except to the extent described below, this summary does not discuss any United States federal estate and gift tax considerations or state, local or non-United States tax considerations.

Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is (i) an individual who is a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership or other pass-through entity is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner and the activities of the entity. If a U.S. Holder is a partner in or owner of a partnership or other pass-through entity holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

Ownership of ADSs

For United States federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the owner of the underlying shares represented by the ADSs. Accordingly, withdrawals or deposits of ordinary shares in exchange for ADSs generally will not be subject to United States federal income taxation.

Notwithstanding the foregoing, the U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate U.S. Holders, as described below, could be affected by actions taken by intermediaries in the chain of ownership between us and the holder of ADSs if, as a result of such actions, the holders of ADSs are not properly treated as the beneficial owners of the underlying ordinary shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as the beneficial owners of the underlying ordinary shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (such as certain dividends, interest or royalties), or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. A non-United States corporation will be treated as owning a proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, and there is no authority directly on point, we believe Syswin Xing Ye would be treated as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity. If it were determined, however, that we are not the owner of Syswin Xing Ye for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and subsequent taxable years.

Accordingly, assuming we are the owner of Syswin Xing Ye for United States federal income tax purposes, we believe that we primarily operate as an active provider of real estate services in the PRC. Based on our current income and assets, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. While we do not anticipate becoming a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value or our ADSs or ordinary shares) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization declines, we may become classified as a PFIC for the current or future taxable years. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years. If we are classified as a PFIC for any year during which a U.S.

Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

Our PFIC status will depend, in part, on the market value of our ADSs or ordinary shares, which we cannot control, and whether we follow our capital expenditure plans. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because PFIC status is a fact-intensive determination that is made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance with respect to our PFIC status. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate U.S. Holder generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are now readily tradable on an established securities market in the United States; however, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in future years. Provided we are not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, we believe the dividends we pay on our ADSs should meet the conditions required for the reduced tax rate. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction.

In the event that we are deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (the “Tax Convention”). In the event that we are deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Whether we are recognized as a PRC resident enterprise under the PRC Corporate Income Tax Law by the PRC taxation authority is uncertain at this stage, and the applicability of the tax treaty to our company remains unclear. If we are eligible for the benefits of the Tax Convention, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation, generally at a rate of 10% for certain U.S. residents.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon the U.S. Holder’s particular circumstances.  Accordingly, each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. See “Taxation—The Peoples’ Republic of China Taxation.” Each U.S. Holder is urged to consult its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares.  Under the PFIC rules:

•      such excess distribution or realized gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•      such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC” year) will be taxable as ordinary income;

•      such amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•      an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is urged to consult its tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that our ADSs are readily tradable on an established securities market in the United States. Our ADSs are now readily tradable on an established securities market in the United States; however, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in future years.  If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such

ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. These amounts of ordinary income would not be eligible for the reduced rate of taxation applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election is made and for all subsequent taxable years unless the ADSs cease to qualify as marketable stock for purposes of the PFIC rules or the IRS consents to revocation of the election.  If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. Each U.S. Holder is urged to consult its tax advisor regarding the application and effect of the mark-to-market election.

Subject to certain limitations, a United States person may make a “qualified electing fund” election (“QEF election”), which serves as a further alternative to the foregoing rules, with respect to its investment in a PFIC in which the United States person owns shares (directly or indirectly) of the PFIC. If a QEF election is made by a U.S. Holder of the stock of a PFIC, such U.S. Holder must generally include in income its pro rata share of the ordinary earnings and capital gains of the non-United States corporation for each year such corporation meets the income test or the asset test regardless of whether any distributions are made. Because we do not intend to provide U.S. Holders with the information needed to make such an election, prospective investors should assume that the QEF election will not be available.

Under recently enacted legislation, each U.S. Holder of a PFIC is required to file an annual report containing such information as the United States Treasury may require. In addition, if a U.S. Holder holds ADSs or ordinary shares in any year in which we are a PFIC, such holder may be required to file Internal Revenue Service Form 8621.

Each U.S. Holder is urged to consult its tax advisor regarding our PFIC classification, the consequences to such U.S. Holder of our PFIC classification, and the availability and consequences of making certain elections to mitigate such consequences.

Information Reporting and Backup Withholding

Certain reporting requirements are imposed on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or ordinary shares, either directly or through a “foreign financial institution;” penalties are imposed if such investor is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). Each U.S. Holder is urged to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules to their particular circumstances.

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs or ordinary shares, subject to certain limitations and exceptions.

Each U.S. Holder is urged to consult its tax advisor regarding the possible implications of the additional tax on investment income described above.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We file periodic reports and other information with the SEC. You may examine any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Some of this information may also be found on our website at http://www.syswin.com. Information on our website does not form part of this annual report.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information.

For a list of our subsidiaries, see “Item 4.C. Information on the Company—Organizational Structure.”

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our net revenue and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of shares through a private placement and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of approximately 18.22% of the Renminbi against the U.S. dollar from December 31, 2005 to December 30, 2010. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2010, we had an RMB denominated cash balance of RMB177.1 million and a U.S. dollar denominated cash balance of $61.1 million. Assuming we had converted the U.S. dollar denominated cash balance of $61.1 million as of December 31, 2010 into RMB at the exchange rate of $1.00 for RMB6.6000 as of December 31, 2010, this cash balance would have been RMB404.7 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB4.0 million as of December 31, 2010. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12.         Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Payable by a Holder of American Depositary Receipts

As a holder of our ADSs, you may be required to pay to JPMorgan Chase Bank, N.A., as depositary for the ADSs, or the Depositary, for, among other things, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                  a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•                  a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•                  a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•                  stock transfer or other taxes and other governmental charges;

•                  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•                  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•                  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Direct and Indirect Payments Made by the Depositary

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of March 2011, we received approximately $0.7 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.                            Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                            Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10.B. Additional Information—Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-170350) for our initial public offering of 9,600,000 ADSs, representing 38,400,000 ordinary shares, at US$7.00 per ADS, which was declared effective by the SEC on November 23, 2011. The offering terminated after all of the registered securities were sold.

We received net proceeds of approximately US$60.2 million from our initial public offering, after subtracting underwriting discounts and commissions of US$4.7 million and other expenses of US$2.3 million.

As of the date of this Annual Report, US$43.7 million of the net offering proceeds from our initial public offering have been applied to an additional capital injection into Syswin Zhi Di. We intend to continue to use the net proceeds received from our initial public offering as described in our registration statement on Form F-1 (File No. 333-170350).

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. As Circular 142 prohibits foreign-invested company to make equity investment with its foreign currency-denominated capital, we may not be able to make equity contributions to Syswin Xing Ye nor to establish new subsidiaries through Syswin Zhi Di in China. See “Item 3.D. Key Information—Risk Factors—Risk Relating to Our Corporate Structure—SAFE rules and regulations may limit our ability to convert and transfer the net proceeds from our initial public offering to our consolidated entity, which may adversely affect the business expansion of our consolidated entity, and we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies or establish other consolidated entities in the PRC” and “Item 5.B. Operating and Financial Review and Prospects—Our Liquidity and Capital Resources.”

Morgan Stanley & Co. International plc., William Blair & Company, L.L.C., Oppenheimer & Co. Inc. and Roth Capital Partners, LLC were the underwriters for our initial public offering.

Item 15.                            Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

In our initial public offering prospectus, filed with the SEC on November 24, 2010, we disclosed that our management and our independent registered public accounting firm had reported to our board of directors a material weakness in our internal control over financial reporting.

As described below, management and our independent registered public accounting firm, as part of their audit of our consolidated financial statements for the year ended December 31, 2010, have reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2010. In addition, as described below, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2010, our disclosure controls and procedures were not effective because of the material weakness.

Disclosure Controls and Procedures

As of December 31, 2010, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, which were designed to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective mainly because of the material weakness described in “Internal Control over Financial Reporting” below.

Internal Control over Financial Reporting

Management and our independent registered public accounting firm, as part of their audit of our consolidated financial statements for the year ended December 31, 2010, have reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2010.  A material weakness is defined by the standards issued by the U.S. Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified in our internal control over financial reporting related to a lack of sufficient resources to perform period-end financial reporting procedures, address complex accounting issues under U.S. GAAP and prepare and review financial statements and related disclosures under U.S. GAAP.

Management and our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the U.S. Sarbanes-Oxley Act of 2002, as amended. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant deficiencies may have been identified.

Changes in Internal Control over Financial Reporting

In response to the material weakness described above, we have performed additional analysis and other procedures, including additional management reviews to ensure the accuracy of financial reporting contained in this Annual Report. We have engaged a consulting firm with professionals knowledgeable and experience in U.S. GAAP financial reporting and, together with the consulting firm, conducted a detailed and extensive review of account reconciliations, non-routine and complex transactions and agreements, journal entries, and related supporting documents at our significant reporting units to ensure that our consolidated financial statements were prepared in accordance with U.S. GAAP. We have also hired additional staff and expanded our training programs for our new and existing accounting staff on U.S. GAAP financial statement preparation and reporting. Furthermore, we have established an audit committee to oversee the accounting and financial reporting processes as well as our external and internal audits.

We believe that the actions we have taken to date have enhanced the reliability and effectiveness of our internal control over financial reporting as of the date of this Annual Report. However, our independent registered public accounting firm has not evaluated the effectiveness of the measures we have taken to improve our internal control over financial reporting since such material weakness was noted.

We plan to take additional measures to improve our internal control over financial reporting. These measures include (i) hiring additional qualified professionals with relevant experience for our finance and accounting department, (ii) providing additional accounting and financial reporting training for our existing personnel, and (iii) increasing the level of interaction among our management, audit committee, independent registered public accounting firm and other external advisors. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. The measures we intend to take in the future may be insufficient to remediate the material weakness noted by our management and our independent registered public accounting firm and to avoid potential future material weaknesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—When preparing our consolidated financial statements for the years ended December 31, 2007, 2008, 2009 and 2010, we noted one material weakness in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results on a timely basis may be impaired, which could adversely impact investor confidence and the market price of our ADSs” and “Item 5. Operating and Financial Review and Prospects—Recent Development—Material Weakness in Internal Control Over Financial Reporting.”

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and procedures and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Item 16A.                   Audit Committee Financial Expert

Our board of directors has determined that Mr. Xiaoya Zhang, a member of our audit committee, is an “audit committee financial expert” (as such term is used in Item 16A of Form 20-F) and is “independent” (as such term is defined in the listing standards of the New York Stock Exchange).

Item 16B.                   Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.  We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2010 (File No. 333-170350).

Item 16C.                   Principal Accountant Fees and Services

The following table sets forth the aggregate fees we paid in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31
	2009		2010
	RMB	US$	RMB	US$
Audit fees(1)	1,362	206	8,375	1,269

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, and services provided by our principal auditors in connection with statutory and regulatory filings or engagements, including the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2010.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, except pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances.

None of the services described above were provided under the de minimis exception set forth in Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Item 16D.                   Exemption from the Listing Standards for Audit Committees

None.

Item 16E.                     Purchases of Equity Securities by the Issuer and Affiliated Purchases

None.

Item 16F.                     Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.                   Corporate Governance

Many of the corporate governance standards set out in the NYSE Listed Company Manual do not apply to us as a foreign private issuer. Under the New York Stock Exchange corporate governance standards, we need only (i) establish an independent audit committee that satisfies the requirements of Section 303A.06 of the NYSE Listed Company Manual, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the New York Stock Exchange, (iii) provide annual written affirmations to the New York Stock Exchange with respect to our corporate governance practices (and provide interim written affirmations each time a change occurs to the board or any of our committees), and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies listed on the New York Stock Exchange as required by Section 303A.11 of the NYSE Listed Company Manual.

The following are the ways in which our current corporate governance practices significantly differ from New York Stock Exchange corporate governance requirements:

•                 Under the NYSE corporate governance requirements, a majority of the board of directors of a company listed on the NYSE must meet the independence requirements under Section 303A of the NYSE Listed Company Manual. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. As a result, a majority of our board of directors does not consist of independent directors.

•                  Under the NYSE corporate governance requirements, non-management directors of each listed company must meet at regularly scheduled executive sessions without management. In addition, if the non-management directors include directors that are not “independent,” the listed company should at least once a year schedule an executive session including only independent directors. There is no requirement under the laws of the Cayman Islands that our non-management directors and independent directors meet in executive sessions.

•                  Under the NYSE corporate governance requirements, a listed company is required to have a nominating or corporate governance committee composed entirely of independent directors. We are not required under the laws of the Cayman Islands to have a nominating and corporate governance committee. Our nominating and corporate governance committee consists of Messrs. Liangsheng Chen, Zhenghui Wei and Shulong Chu, and is chaired by Liangsheng Chen. Shulong Chu satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. Our nominating and corporate governance committee is responsible for, among other things, (i) identifying, selecting and recommending to the board nominees for election or re-election to the board, (ii) reviewing annually with the board the composition of the board in light of the characteristics of knowledge, experience, skills, expertise and diversity, (iii) making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and (iv) advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken.

•                  Under the NYSE corporate governance requirements, a listed company is required to have a compensation committee composed entirely of independent directors. We are not required under the laws of the Cayman Islands to have a compensation committee, and we do not have a compensation committee. The responsibilities of the compensation committee are assumed by our board of directors.

•                  Under the NYSE corporate governance requirements, a listed company is required to have corporate governance guidelines addressing the director qualifications and responsibilities, responsibilities of key board committees, and director compensation. We are not required to adopt or disclose corporate governance guidelines under the laws of the Cayman Islands.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Listed Company Manual.

PART III

Item 17.                            Financial Statements

We have elected to provide the information required under Item 18 in lieu of Item 17.

Item 18.                            Financial Statements

Our consolidated financial statements are included at the end of this Annual Report.

Item 19.                            Exhibits

Index to Exhibits

Number	Exhibit
1.1.	Amended and Restated Memorandum and Articles of Association of the Registrant.*
2.1.	Form of Ordinary Share Certificate.*
2.2.	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as the depositary, and the holder of the American Depositary Receipts.**
2.3.	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2).**
2.4.	Registration Rights Agreement between SYSWIN Inc. and China Rebro Limited dated November 3, 2010.*
4.1.	Form of Indemnification Agreement with the Registrant’s directors.*
4.2.	Form of Employment Agreement with the Registrant’s senior executives.*
4.3.	Exclusive Technical Consulting and Service Agreement between Beijing Syswin Zhi Di Technology Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010.*
4.4.	Equity Interest Pledge Agreement between Beijing Syswin Zhi Di Technology Limited and Qingling Company Limited dated August 4, 2010.*
4.5.	Equity Interest Pledge Agreement between Beijing Syswin Zhi Di Technology Limited and Beijing Syswin International Real Estate Consulting Company Limited dated August 4, 2010.*
4.6.	Equity Interest Pledge Agreement between Beijing Syswin Zhi Di Technology Limited and Hongbing Tao dated August 4, 2010.*
4.7.	Exclusive Purchase Option Agreement among Syswin Limited, Hongbing Tao and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010.*
4.8.

Exclusive Purchase Option Agreement among Syswin Limited, Beijing Syswin International Real Estate Consulting Company Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010.*

4.9.	Exclusive Purchase Option Agreement among Syswin Limited, Qingling Company Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010.*
4.10.	Power of Attorney by Qingling Company Limited dated August 4, 2010.*
4.11.	Power of Attorney by Hongbing Tao dated August 4, 2010.*
4.12.	Power of Attorney by Beijing Syswin International Real Estate Consulting Company Limited dated August 4, 2010.*
4.13.	Non-compete Agreement between Beijing Syswin Xing Ye Real Estate Brokerage Company Limited and Liangsheng Chen dated September 1, 2010.*
4.14.	Right of First Refusal Agreement between Beijing Syswin International Real Estate Consulting Group Co., Ltd. and Beijing Syswin Zhi Di Investment Co., Ltd. dated September 1, 2010.*
4.15.	Trademark License Agreement between Beijing Syswin Zhi Di Investment Co., Ltd. and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated October 17, 2010.*
4.16.	Property Leasing Agreement between Beijing Syswin Zhi Di Assets Management Co., Ltd. and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 27, 2010.*
8.1.	Subsidiaries of the Registrant—see “Item 4.C. Information on the Company—Organizational Structure.”
11.1	Code of Business Conduct and Ethics of the Registrant.*
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13.1

Certification of Chief Executive Officer Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2

Certification of Chief Financial Officer Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our registration statement on Form F-1 (File No. 333-170350), as amended, initially filed with the SEC on November 4, 2011.

**	Incorporated by reference to the registration statement on Form F-6 (File No. 333- 170510) filed with the SEC on November 10, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SYSWIN Inc.

	By:	/s/ Kai Li
Kai Li
Chief Financial Officer

Date: May 3, 2011

SYSWIN INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

SYSWIN Inc.

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of SYSWIN Inc. and its subsidiaries (collectively, the “Group”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

Date: May 3, 2011

SYSWIN INC.

Consolidated Balance Sheets as of December 31, 2009 and 2010

(in thousands, except shares and par value)

		December 31,
		2009	2010	2010
	Note	RMB	RMB	US$
				(Note 2(c))

ASSETS
Current assets:
Cash and cash equivalents		194,828	581,765	88,146
Restricted cash		—	3,000	455
Accounts receivable, net	4	238,450	281,374	42,632
Other receivables	5	16,549	16,502	2,500
Deferred tax assets	14	12,770	24,230	3,671
Total current assets		462,597	906,871	137,404

Non-current assets:
Property and equipment, net	6	152,046	50,165	7,601
Real estate properties held for lease, net		13,699	—	—
Intangible assets, net	7	2,223	3,507	531
Deferred tax assets	14	3,023	2,954	448
Other non-current assets	8	8,800	19,300	2,924
Total non-current assets		179,791	75,926	11,504

Total assets		642,388	982,797	148,908

Current liabilities:
Accrued expenses and other current liabilities	9	139,238	134,256	20,341
Income tax payable		21,763	28,109	4,259
Dividend payable	16	—	15,197	2,303
Total current liabilities		161,001	177,562	26,903

Non-current liabilities:
Deferred revenue		—	2,434	369
Total non-current liabilities		—	2,434	369

Total liabilities		161,001	179,996	27,272

Commitments and contingencies	19

Shareholders’ equity:
Preferred shares (US$0.0000008 par value, 2,500,000,000 shares authorized; no shares issued and outstanding)		—	—	—
Ordinary shares (US$0.0000008 par value, 60,000,000,000 shares authorized as of December 31, 2009 and 2010; 154,875,000 and 193,275,000 shares issued and outstanding as of December 31, 2009 and 2010)		1	1	—
Additional paid-in capital		235,461	637,289	96,559
Statutory reserve	2(t)	22,619	37,669	5,707
Retained earnings		223,306	127,842	19,370

Total shareholders’ equity		481,387	802,801	121,636

Total liabilities and shareholders’ equity		642,388	982,797	148,908

The accompanying notes are an integral part of these consolidated financial statements.

SYSWIN INC.

Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010

(in thousands, except shares and per share data)

		Year Ended December 31,
		2008	2009	2010	2010
	Note	RMB	RMB	RMB	US$
					(Note 2(c))

Net revenue	13	276,003	432,736	629,022	95,306

Cost of revenues		(75,979)	(131,193)	(197,619)	(29,942)

Gross profit		200,024	301,543	431,403	65,364

Selling, marketing and administrative expenses		(82,577)	(84,545)	(151,724)	(22,989)

Income from operations		117,447	216,998	279,679	42,375
Interest expenses		(922)	(147)	—	—
Interest income		81	864	2,340	355
Foreign currency exchange loss		—	(576)	(1,486)	(225)
Other (expenses) / income — net	12	(1,283)	1,285	3,195	484

Income from continuing operations before income tax		115,323	218,424	283,728	42,989
Income tax	14	(31,646)	(53,968)	(74,088)	(11,225)

Income from continuing operations		83,677	164,456	209,640	31,764
Loss from discontinued operations, net	18	(1,354)	(12,039)	(20,054)	(3,038)

Net income		82,323	152,417	189,586	28,726

Non-controlling interest		(87)	—	—	—
Net income attributable to SYSWIN Inc.		82,236	152,417	189,586	28,726

Amount attributable to SYSWIN Inc.
Income from continuing operations		83,590	164,456	209,640	31,764
Loss from discontinued operations, net	18	(1,354)	(12,039)	(20,054)	(3,038)
Net income attributable to SYSWIN Inc.		82,236	152,417	189,586	28,726

Income per share from continuing operations attributable to SYSWIN Inc., basic and diluted		0.54	1.06	1.32	0.20
Loss per share from discontinued operations, net attributable to SYSWIN Inc., basic and diluted		(0.01)	(0.08)	(0.13)	(0.02)
Net income attributable to SYSWIN Inc. per share, basic and diluted	15	0.53	0.98	1.19	0.18
Weighted average number of ordinary shares used in calculating income per share, basic and diluted	15	154,875,000	154,875,000	158,872,808	158,872,808

The accompanying notes are an integral part of these consolidated financial statements.

SYSWIN INC.

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, 2009 and 2010

(in thousands, except shares and per share data)

	SYSWIN Inc. Shareholders’ Equity
	Ordinary Shares
	Share	Amount RMB	Additional paid-in capital RMB	Statutory reserves RMB	Retained earnings RMB	Non-controlling interest RMB	Total shareholders’ equity RMB

Balance at January 1, 2008	154,875,000	1	30,924	10,000	107,272	1,224	149,421

Capital injection by a shareholder	—	—	9	—	—	—	9
Acquisition of non-controlling interest	—	—	528	—	—	(1,311)	(783)
Dividends	—	—	—	—	(106,000)	—	(106,000)
Non-controlling interest in a new established subsidiary	—	—	—	—	—	500	500
Net income	—	—	—	—	82,236	87	82,323
Balance at December 31, 2008	154,875,000	1	31,461	10,000	83,508	500	125,470

Capital injection by a shareholder	—	—	204,000	—	—	—	204,000
Appropriation to statutory reserves	—	—	—	12,619	(12,619)	—	—
Disposal of a subsidiary to a related party	—	—	—	—	—	(500)	(500)
Net income	—	—	—	—	152,417	—	152,417
Balance at December 31, 2009	154,875,000	1	235,461	22,619	223,306	—	481,387

Capital injection by a shareholder	—	—	2,057	—	—	—	2,057
Issuance of ordinary shares to public, net of issuance cost	38,400,000	—	399,771	—	—	—	399,771
Appropriation to statutory reserves	—	—	—	15,050	(15,050)	—	—
Dividends	—	—	—	—	(270,000)	—	(270,000)
Net income	—	—	—	—	189,586	—	189,586
Balance at December 31, 2010	193,275,000	1	637,289	37,669	127,842	—	802,801

*In November 2010, the Company issued 38.4 million of ordinary shares through its initial public offering, which resulted in an increase of Additional paid-in capital amounted to RMB399.8 million.

The accompanying notes are an integral part of these consolidated financial statements.

SYSWIN INC.

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(in thousands)

	Year Ended December 31,
	2008 RMB	2009 RMB	2010 RMB	2010 US$
				(Note 2(c))
Cash flows from operating activities:
Net income	82,323	152,417	189,586	28,726

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,054	6,248	11,052	1,675
Allowance for doubtful accounts	—	511	1,770	268
Changes in operating assets and liabilities:
Accounts receivable	(12,923)	(140,595)	(78,988)	(11,968)
Other receivables	(7,555)	2,320	(9,111)	(1,380)
Deferred tax assets	(5,299)	(7,879)	(16,734)	(2,535)
Other non-current assets	(22,225)	(4,700)	(11,500)	(1,742)
Accrued expenses and other current liabilities	9,394	45,364	60,033	9,094
Income tax payable	(5,647)	(35,054)	13,120	1,988
Deferred revenue	—	—	(304)	(46)
Net cash provided by operating activities	41,122	18,632	158,924	24,080

Cash flows from investing activities:
Purchases of property and equipment	(34,244)	(31,811)	(50,733)	(7,687)
Proceeds from disposal of office building to a related party (Note 6)	—	—	114,574	17,360
Acquisition of non-controlling interest	(783)	—	—	—
(Increase) / release of restricted cash (net)	(2,000)	5,000	(3,000)	(455)
Funds advanced to related parties (Note 18)	—	(34,764)	—	—
Settlement of receivables due from a related party	—	—	27,000	4,091
Settlement of funds advanced to related parties	75,806	34,764	—	—
Proceeds from disposal of subsidiaries to related parties (net of cash disposed)	—	(500)	(7,846)	(1,189)
Net cash provided (used in) by investing activities	38,779	(27,311)	79,995	12,120

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	400,764	60,722
Repayment of bank borrowing	—	(20,000)	—	—
Dividends paid to shareholders	(104,578)	(1,422)	(254,803)	(38,607)
Proceeds from bank borrowing	20,000	—	—	—
Funds advanced from a related party	—	72,552	—	—
Settlement of funds advanced from a related party	—	(72,552)	—	—
Capital injected by a shareholder prior to listing	9	204,000	2,057	312
Net cash (used in) provided by financing activities	(84,569)	182,578	148,018	22,427

Net (decrease) increase in cash and cash equivalents	(4,668)	173,899	386,937	58,627
Cash and cash equivalents at the beginning of the year	25,597	20,929	194,828	29,519
Cash and cash equivalents at the end of the year	20,929	194,828	581,765	88,146

Supplemental disclosure of cash flows information

Income tax paid	45,853	92,918	72,401	10,970
Interest paid	922	147	—	—

Non-cash investing activities

Accounts receivable due from a developer designated as payment for the acquisition of the office building from the same developer	22,225	9,395	25,890	3,923

Increase of payable for acquisition of the office building	—	61,492	—	—

Non-cash financing activities

Dividend declared but not paid	—	—	15,197	2,303

The accompanying notes are an integral part of these consolidated financial statements.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

1 ORGANIZATION AND PRINCIPAL ACTIVITIES

a) Organization and principal activities

The accompanying consolidated financial statements include the financial statements of SYSWIN Inc. (the ‘‘Company’’ or ‘‘Syswin’’), SYSWIN Limited (‘‘HK Holding’’), a wholly-owned subsidiary of the Company, Beijing Syswin Zhi Di Technology Company Limited (‘‘Syswin Zhi Di’’), a wholly-owned subsidiary of  HK Holding, and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited, a variable interest entity for which the Company through Syswin Zhi Di and HK Holding is the primary beneficiary (‘‘Syswin Xing Ye’’ or ‘‘VIE’’). The Company, HK Holding, Syswin Zhi Di and the VIE and its subsidiaries are collectively referred to as the ‘‘Group’’. (Please see the list of Company’s subsidiaries, VIE and VIE’s subsidiaries in Note 1).

The Company was incorporated on December 5, 2007 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. HK Holding was incorporated in Hong Kong on December 14, 2007. Syswin Zhi Di and the VIE were incorporated in the People’s Republic of China (‘‘PRC’’ or ‘‘China’’) on July 13, 2010 and November 2, 2004, respectively.

The real estate sales agency services and real estate consultancy services were provided by the Group and other entities beneficially owned by Mr. Chen Liangsheng (‘‘Mr. Chen’’, Chief Executive Officer of the Group). In an effort to consolidate the business and to focus on the primary real estate services, Mr. Chen restructured the Group through disposing of the secondary real estate brokerage business to the entities that were under his common control in August 2010. (Refer to Note 18 for details).

The Group is principally engaged in offering a wide range of services to the real estate industry, including real estate sales agency services, real estate consultancy services and secondary real estate brokerage services in the PRC. The Group’s principal operations and geographic market are in the PRC.

The Company was listed on the New York Stock Exchange and completed its initial public offering on November 24, 2010.

b) Reorganization

In July and August 2010, the Group undertook a restructuring and reorganization (the ‘‘Reorganization’’). As part of the Reorganization, Syswin Zhi Di was incorporated as a wholly owned subsidiary of HK Holding, and Syswin Zhi Di and HK Holding have entered into a series of agreements with the VIE and its shareholders, including Qingling Company Limited (‘‘Qingling’’), a subsidiary of CDH China Fund III, L.P., Mr. Tao Hongbing (‘‘Mr. Tao’’, President of the Group) and Beijing Syswin International Real Estate Consulting Group Company Limited (‘‘Syswin International’’), an investment vehicle Mr. Chen owns. The Company has controlling financial interest in the VIE through HK Holding and Syswin Zhi Di’s contractual arrangements with the VIE and its shareholders. Accordingly, the Company has consolidated the VIE and its subsidiaries’ financial statements in the consolidated financial statements as a variable interest entity. The VIE was the predecessor of the Company and operated all of the businesses of the Group prior to the Reorganization.

In July and August 2010, after the corporate restructuring, the ultimate owners’ shareholdings of the Company are identical to their shareholdings of the VIE. The accompanying financial statements have been prepared as if this corporate structure had been in existence throughout the periods presented.

c) Disposal of secondary real estate brokerage services

In August 2010, the Group disposed of its secondary real estate brokerage business to two entities beneficially owned by Mr. Chen (see Note 18 for details).

d) Disposal of Syswin building

In August 2010, the Group disposed of its office building to an entity beneficially owned by Mr. Chen (see Note 6 for details).

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

e) Additional capital injection

In order to fund the operations of Syswin Zhi Di, in September 2010, Mr. Chen, through an entity beneficially owned by him, Mr. Tao and China Rebro Limited, a subsidiary of CDH China Fund III, L.P.(collectively, “original shareholders”)  agreed to invest US$2.4 million to the Company and the amount of capital injection from each shareholder is in proportion to their individual equity interest in the Company. This additional capital injection will not change the shareholding structure of the Company. The Company has received  US$0.3 million from the original shareholders  before December 31, 2010. In April 2011, because portion of the proceeds from initial public offering have been received by Syswin Zhi Di, the original shareholders reached agreement not to invest the other US$2.1 million to the Company.

f) Trademarks Licence Agreement

In October 2010, the Group entered into a non-exclusive licensing agreement with Zhi Di Investment which is an entity beneficially owned by Mr. Chen, under which the Group obtained a non-exclusive license to use those trademarks permanently and free of any fees (see Note 7 for details).

Contractual Arrangements

Due to restrictions under PRC law on foreign investment in primary real estate sales agency and consultancy businesses, Syswin Zhi Di does not engage in the real estate sales agency services as Syswin Zhi Di only conducts business within the business scope as prescribed in the business license, including software development, information technology management support, computer system services, data analysis, application software services, intellectual property services, enterprise management services, and economical information services. The Company conducts substantially all of its operations in China through contractual arrangements with the VIE and its shareholders. The Company depends on the VIE and its respective subsidiaries to operate substantially all of the Company’s business. The Company has through its subsidiaries entered into contractual arrangements with the VIE and its respective shareholders on August 4, 2010, which enable the Company to:

• exercise effective control over the VIE;

• receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of the expected losses from the VIE as if the Company were its sole shareholder; and

• have an exclusive option to purchase all of the equity interests in the VIE.

Set forth below is a summary of those contractual arrangements.

Exclusive Technology Consulting and Service Agreements

Under the exclusive technology consulting and service agreement between the VIE and Syswin Zhi Di, Syswin Zhi Di has the exclusive right to provide to the VIE technology consulting and services related to its business operations. The VIE agrees to pay quarterly service fees to Syswin Zhi Di, which are to be determined on an arm’s length basis. Such quarterly service fees could be up to 100% of the VIE’s total quarterly net profit. This agreement will be valid for ten years and will automatically extend for ten-year terms upon expiration unless both parties agree to terminate the agreement.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

Equity Pledge Agreements

Each shareholder of the VIE has entered into an equity pledge agreement with Syswin Zhi Di. Pursuant to this agreement, each shareholder pledged all of his or its equity interests in the VIE, including the right to receive dividends, to Syswin Zhi Di to secure the performance of the VIE’s obligations under the exclusive technology consulting and service agreements described above. If the VIE breaches relevant contractual obligations under this agreement, Syswin Zhi Di, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Each shareholder of the VIE has agreed not to transfer or create any new encumbrance on his or her equity interests without the prior written consent of Syswin Zhi Di. The equity pledge agreement shall terminate when the VIE has fully performed its obligations under the exclusive technology consulting and service agreement.

Exclusive Call Option Agreements

Under the exclusive call option agreement among HK Holding, the VIE, and each shareholder of the VIE, each such shareholder irrevocably granted HK Holding or its designated person(s) an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of his or her equity interests in the VIE. The purchase price for the equity interests in the VIE shall be determined through consultation according to the appraisal value approved by relevant authorities and shall be the minimum amount permissible under PRC law. Such consideration received by the shareholders upon the exercise of the exclusive call options is required to be remitted in full to HK Holding. The exclusive call option agreements will be valid for ten years and are renewable for additional ten-year term at the election of HK Holding, after which the term of renewal shall be at the sole discretion of HK Holding. These exclusive call option agreements provide, among other things, that without HK Holding’s prior written consent:

• each shareholder of the VIE may not transfer, encumber, grant security interest in, or otherwise dispose of any equity interests in the VIE, except as provided in the exclusive call option agreement or equity pledge agreement;

• The VIE may not (i) sell, transfer, grant security interest in or otherwise dispose of any assets, business, revenue or interest, (ii) enter into any material contract except for those incurred in the ordinary course of business, or (iii) incur any liabilities (except for those incurred in the ordinary course of business) or extend loans or credit facilities to any third party;

• The VIE may not declare or pay any dividends and each of its shareholders must remit in full any funds received from the VIE to HK Holding; and

• The VIE may not merge with or acquire any third parties, or make investment in any third parties.

Power of Attorney

Each shareholder of the VIE has executed a power of attorney appointing Syswin Zhi Di to be his or its attorney and irrevocably authorizing it to vote on his or its behalf on all of the matters of the VIE, which require shareholders’ approval.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

Management evaluated the relationships among the Company and the VIE and concluded that the Company, through Syswin Zhi Di and HK Holding, is the primary beneficiary of the VIE. As a result, the VIE’s results of operations, assets and liabilities have been included in the Company’s consolidated financial statements.

As of December 31, 2010, the total assets of the VIE were RMB583.8 million, mainly comprising cash and cash equivalents, accounts receivable, and deferred tax assets and property and equipment and other non-current assets. As of December 31, 2010, the total liabilities of the VIE were RMB181.4 million, mainly comprising accrued expenses and other current liabilities, income tax payable, dividend payable and deferred revenue.

In accordance with the above contractual agreements, the Company has power to direct activities of the VIE, and can have assets transferred out of the VIE without any restrictions. Therefore the Company considers that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for the registered capital and PRC statutory reserves of the VIE amounting to RMB257.9 million as of December 31, 2010. As the VIE is incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIE.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE, and there is no VIE where the Company has variable interest but is not the primary beneficiary.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

As of December 31, 2010, the Company’s subsidiaries, VIE and VIE’s subsidiaries are listed below.

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity

Direct subsidiary

	SYSWIN Limited (“HK Holding”)	December 14 2007	Hong Kong	100%	Subsidiary	Investment holding

Indirect subsidiary

	Beijing Syswin Zhi Di Technology Company Limited (“Syswin Zhi Di”)	July 13 2010	PRC	100%	Subsidiary	Enterprise management services

VIE and VIE’s subsidiaries

1	Beijing Syswin Xing Ye Real Estate Brokerage Company Limited (“Syswin Xing Ye”)	November 2 2004	PRC	––	VIE	Sales agency

2	Beijing Syswin Zhi Di Real Estate Consulting Company Limited (“Syswin Consulting”)	January 18 2006	PRC	––	Subsidiary of VIE	Property consultancy

3	Beijing Syswin Chuang Xin Real Estate Brokerage Company Limited (“Chuang Xin”)*	February 20 2008	PRC	––	Subsidiary of VIE	Brokerage business

4	Tianjin Syswin Real Estate Brokerage Company Limited (“Tianjin Syswin”)	May 16 2006	PRC	––	Subsidiary of VIE	Sales agency

5	Hohhot Syswin Real Estate Brokerage Company Limited (“Hohhot Syswin”)	June 9 2005	PRC	––	Subsidiary of VIE	Sales agency

6	Guiyang Syswin Real Estate Brokerage Company Limited (“Guiyang Syswin”)	November 23 2006	PRC	––	Subsidiary of VIE	Sales agency

7	Yantai Syswin Real Estate Brokerage Company Limited (“Yantai Syswin”)	July 4 2006	PRC	––	Subsidiary of VIE	Sales agency

8	Qingdao Syswin Xing Ye Real Estate Brokerage Company Limited (“Qingdao Syswin”)	July 16 2008	PRC	––	Subsidiary of VIE	Sales agency

9	Jinan Syswin Real Estate Brokerage Company Limited (“Jinan Syswin”)	November 7 2007	PRC	––	Subsidiary of VIE	Sales agency

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity

10	Chongqing Syswin Real Estate Brokerage Company Limited (“Chongqing Syswin”)	January 15 2008	PRC	––	Subsidiary of VIE	Sales agency

11	Shenyang Syswin Real Estate Brokerage Company Limited (“Shenyang Syswin”)	April 8 2008	PRC	––	Subsidiary of VIE	Sales agency

12	Yinchuan Syswin Xing Ye Real Estate Brokerage Company Limited (“Yinchuan Syswin”)	March 26 2008	PRC	––	Subsidiary of VIE	Sales agency

13	Chengdu Syswin Real Estate Brokerage Company Limited (“Chengdu Syswin”)	April 14 2008	PRC	––	Subsidiary of VIE	Sales agency

14	Dalian Syswin Real Estate Brokerage Company Limited (“Dalian Syswin”)	June 26 2008	PRC	––	Subsidiary of VIE	Sales agency

15	Suzhou Syswin Real Estate Brokerage Company Limited (“Suzhou Syswin”)	April 14 2009	PRC	––	Subsidiary of VIE	Sales agency

16	Heng Tong Pawn Shop Company Limited (“Heng Tong Pawn Shop”)*	Aug 12 2008	PRC	––	Subsidiary of VIE	Pawn broking

17	Shanxi Syswin Xing Ye Real Estate Brokerage Company Limited (“Shanxi Syswin”)	September 30 2009	PRC	––	Subsidiary of VIE	Sales agency

18	Nanjing Syswin Xing Ye Real Estate Brokerage Company Limited (“Nanjing Syswin”)	March 29 2010	PRC	––	Subsidiary of VIE	Sales agency

19	Beijing Syswin Jia Ye Real Estate Brokerage Company Limited (“Syswin Jia Ye”)	February 24 2010	PRC	––	Subsidiary of VIE	Sales agency

20	Beijing Syswin Zhi Di Real Estate Management Company Limited (“Zhi Di Management”)*	June 2 2010	PRC	––	Subsidiary of VIE	Real estate management

21	Hangzhou Syswin Xing Ye Real Estate Brokerage Company Limited (“Hangzhou Syswin”)	July 29 2010	PRC	––	Subsidiary of VIE	Sales agency

22	Shanghai Syswin Xing Ye Real Estate Brokerage Company Limited (“Shanghai Syswin”)	September 8 2010	PRC	––	Subsidiary of VIE	Sales agency

* The Group disposed of its equity interest in Heng Tong Pawn Shop in June 2009 (See note 20(b) for details). The Group disposed of its equity interest in Zhi Di Management and Chuang Xin in July and August 2010, respectively (see Note 20(b) for details).

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation and consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Group’s consolidated financial statements include the financial statements of the Company and its subsidiaries and the VIE for which it is the primary beneficiary. All transactions and balances among the Company, the subsidiaries, and the VIE for which it is the primary beneficiary have been eliminated upon consolidation.

As a result of the disposal of secondary real estate brokerage services in August 2010 as described in Note 18, the termination of the Group’s secondary real estate brokerage services have been accounted for as discontinued operations in the consolidated financial statements (the “Discontinued Operations”). The Group’s continuing operations, therefore, mainly consist of real estate sales agency services, and real estate consultancy services (“the Continuing Operations”). Unless otherwise noted, all figures included in the accompanying notes to the consolidated financial statements are in reference to the Group’s Continuing Operations.

With respect to the Reorganization described in Note 1(b), the Company, HK Holding, Syswin Zhi Di and the VIE were all under common control before and after the Reorganization, accordingly it has been accounted for using the pooling-of-interests method. Thus, the accompanying consolidated financial statements of the Group include the assets and liabilities of the subsidiaries and the VIE for which it is the primary beneficiary at their historical carrying amounts. In addition, the accompanying consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows include the results of operations and cash flows of the Group, as if the current group structure had been in existence throughout the periods presented. Accordingly, disclosures describing the ‘‘Company’’ or its transactions also refer to the VIE and its transactions prior to the Reorganization.

On November 3, 2010, in preparation for the initial public offering, the shareholders and Board of Directors of the Company approved resolutions effecting certain amendments to the authorized and issued share capital to effect a 12,500-for-one split of the Company’s share capital pursuant to which each ordinary share of the Company was subdivided into 12,500 shares at a par value of US$0.0000008 per share, and 2,500,000,000 of the authorized but unissued Ordinary Shares of the Company shall be re-designated as Preferred Shares of a nominal or par value of US$0.0000008 each.

All shares and per share data presented in the consolidated financial statements have been restated on a retroactive basis to reflect the effect of share split.

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with US GAAP and on a going concern basis.

b) Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, allowance for doubtful accounts, the valuation and recognition of share-based compensation, and valuation allowance of deferred tax assets.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

c) Convenience translation

Translations of balances in the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows from Renminbi (“RMB”) into United States dollars (“US$”) as of and for the year ended 2010 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6000, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and other short-term highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

e) Restricted cash

The restricted cash relates to paid in capital of subsidiaries which are in process of registration with the relevant authorities. The total amount of restricted cash was approximately nil and RMB 3.0 million as of December 31, 2009 and 2010, respectively.

f) Accounts receivable

Accounts receivable represent amounts recognized as revenue which have yet to be received from customers. The Group accrued allowance for doubtful accounts for those receivable balances which are unlikely to be collected based on management’s analysis and estimates. Accounts receivable are stated net of allowance for doubtful accounts.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

g) Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Buildings (including the land use rights adhered to)*	40 years
Motor vehicles	5 years
Office equipment, furniture and electronic equipment	5 years
Leasehold improvement	Shorter of lease term or estimated useful lives of assets

*Land use rights are not separable from the buildings, as they were purchased in one transaction and from the same third party.

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. Gains and losses from the disposal of property and equipment are included in income from operations.

Construction in progress includes costs paid to third parties that are mainly associated with the development and construction of properties and software for internal use, and are stated as construction in progress less impairment losses. These capitalized costs are not subject to depreciation until the assets to which they are related are completed and put into use.

h) Real estate properties held for lease

Real estate properties held for lease are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the real estate properties held for lease are 40 years.

Maintenance, repairs and minor renewals are expensed as incurred. Major additions and improvements to the real estate properties held for lease are capitalized.

i) Intangible assets

Intangible assets include purchased software, and are stated at cost less accumulated amortization.  Amortization is computed using the straight-line method over the useful lives of the assets from 5 to 10 years.

j) Bank Borrowings

Borrowings are recognized initially at fair value, inclusive of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of operations as interest expense over the period of the borrowings using the effective interest method.

Borrowing costs, mainly the interest expenses are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

k)  Revenue recognition

The Group recognizes revenue where there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales related taxes and discounts.

(i) Real estate sales agency services

The commissions from real estate sales agency services include base commissions, supplemental commissions and incentive commissions. The Group recognizes the base commission revenue and supplemental commissions revenues when the relevant purchase contract between property developers and property buyers become unconditional or irrevocable, and the services as stipulated in the agency contracts have been rendered by the Group.

The incentive commissions represent certain performance targets agreed with the developer clients and the commissions would be earned if the targets have been achieved. Similar to the base commissions and supplemental commissions, the Group recognizes the revenue when the relevant purchase contract between the property developers and property buyers become unconditional or irrevocable, which occurs once the Group has achieved the performance targets and confirmed the related amount.

Quality assurance retention money represents the arrangement whereby the Group agrees with their developer that a portion of the commissions would only be required to pay by the developer clients upon meeting certain pre-determined criteria. Such pre-determined criteria can be largely categorized into (i) those based on the level of satisfaction with the services as determined by the developer clients; and (ii) those based on the overall sales progress on a project. Accordingly, the quality assurance retention money would be recognized as revenue only upon the satisfaction of the pre-determined criteria.

(ii) Real estate consultancy services

For real estate consultancy services, the Group recognizes revenue on consulting services when it has completed its performance obligations under the service contracts and the payment terms are no longer contingent.

(iii) Secondary real estate brokerage services

For brokerage business services, the Group recognizes revenue upon execution of a transaction agreement between the buyer/lessee and the seller/lesser for which the Group acts as the broker.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

l)  Cost of revenue

Cost of revenue primarily consisted of staff costs, leasing and office expenses, and marketing promotion expenses incurred in connection with the development projects to which the Group is engaged to provide real estate sales agency services.

m)  Advertising expenses

Advertising costs are expensed as incurred. Advertising-related expenses, including promotional and marketing expenses, amounted to RMB9.8 million, RMB7.9 million, RMB8.0 million during the years ended December 31, 2008, 2009 and 2010, respectively.

n)  Business tax and related surcharges

The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on revenue at an applicable rate of approximately 5% and is recorded as a reduction of revenues.

o)  Foreign currency translation

The Group uses RMB as its reporting currency.

The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

p)  Non-controlling interests

Non-controlling interests represent the equity interests in the Group’s and VIE’s subsidiaries that is not attributable, either directly or indirectly, to the Group. If the carrying value of the non-controlling interests’ equity of the subsidiary is reduced to zero, the subsidiary’s losses are no longer allocated to the non-controlling interests.

On January 1, 2009, the Group adopted new US GAAP guidance, which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. As required, the Group has incorporated the changes in its consolidated financial statements presentation for all periods presented. The retrospective application of this guidance reclassifies non-controlling interest of RMB87 thousand for the year ended December 31, 2008 as net income attributable to non-controlling interest, a separate line item below net income in the presentation of net income attributable to the Group.

As at December 31, 2008, non-controlling interest represented 10% of the equity interest in Heng Tong Pawn Shop held by a related party, Beijing Hong Ye Lian Hang Real Estate Brokerage Company Limited (‘‘Hong Ye Lian Hang’’). In June 2009, the Group transferred its 90% equity interest in Heng Tong Pawn Shop to related parties. As a result, there was no non-controlling interest as of December 31, 2009 and 2010. Please refer to Note 20 (b) for details.

q)  Share-based compensation

The Group adopted the authoritative FASB guidance regarding accounting for share-based compensation. Under the fair value recognition provisions of this guidance, the Group is required to measure the cost of employee services received in exchange for share-based compensation measured at the grant date fair value of the award. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

r)  Impairment of Long-Lived Assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

s)  Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which it expects the difference to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Group does not have any significant uncertain tax positions and there was no effect on its financial condition or results of operations as a result of implementing new guidance.

t)  Statutory reserves

The Company’s indirect subsidiary, VIE and VIE’s subsidiaries in the PRC are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign Investment Enterprises, the subsidiary and VIE registered as wholly-owned foreign enterprises or Sino-jointly invested companies under PRC law are required to make appropriations from its after-tax profit as determined under the Accounting Standards for Business Enterprises and the “Accounting System for Business Enterprises” as promulgated by the State of the People’s Republic of China (“PRC GAAP”) to non-distributable reserve fund, including a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The appropriation to the general reserve fund must be at least 10% of their after tax profits as determined under PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the boards of directors of the related subsidiaries. In addition, in accordance with the China Company Laws, the subsidiaries of VIE registered as China domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund and discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve, statutory reserve is restricted to the offsetting of losses or increase in registered capital of the respective company. The enterprise expansion reserve can be used to expand production or to increase registered capital. The staff bonus and welfare fund is available to fund payments of special bonus to staff and for collective welfare benefits. The statutory public welfare fund is restricted to capital expenditures for the welfare of employees.

Appropriations of nil, RMB12.6 million and RMB15.1 million were made to above statutory reserve funds for the years ended December 31, 2008, 2009 and 2010, respectively.

For the year ended December 31, 2008, the statutory reserve had reached 50% of the registered capital of the VIE, therefore no appropriation was made.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

u)  Operating lease

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are expensed on a straight-line basis over the terms of the underlying lease.

v)  Net income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary share and ordinary share equivalents outstanding during the period. There is no security or other contract that may entitle its holder to obtain common stock issued by the Company during periods presented.

w)  Fair value measurements

On January 1, 2008, the Group adopted the authoritative guidance which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement for all of the Group’s financial assets and liabilities and those nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Group adopted this standard for all its remaining nonfinancial assets and liabilities and the adoption will prospectively impact the recognition of nonfinancial assets and liabilities in business combinations and the determinations of impairment for nonfinancial assets and liabilities. The carrying amount of the Group’s cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. As of December 31, 2010, the adoption of the authoritative guidance did not materially affect the Group’s results and financial condition.

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash, restricted cash, accounts receivable, other receivables and accrued expenses and other current liabilities approximates fair value due to their short-term nature.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

x)  Government grant

Government grants, which do not have specific terms of usage and are not refundable, are recognized as other income when received.

y)  Recent accounting pronouncements

In October 2009, the FASB issued revenue recognition guidance for arrangements that involve the delivery of multiple-elements. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group is currently evaluating the potential impact, if any, on the Group’s consolidated financial statements.

In January 2010, the FASB issued an amendment to improve the disclosures about fair value measurements. It adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2 and 3. The amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company has adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis. The Group will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis for the period beginning January 1, 2011 and expects the adoption will not have significant impact on the Group’s consolidated financial statements.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

3  CERTAIN RISKS

a)  Significant risks and uncertainties

The Group operates in a dynamic and high risk real estate industry and is susceptible to fluctuations in the real estate market in the PRC, and the property market in the PRC is at an early stage of development and is volatile, which could have a material adverse effect on the Group’s business, financial condition and results of operations.

b)  PRC Regulations

The Chinese market in which the Group operates poses certain macro-economic and regulatory risk and uncertainties. These uncertainties extend to the ability of the Group to conduct business in the real estate sector in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the real estate industry remains highly regulated. Restrictions are currently in place and are unclear with respect to which segments of this industry foreign owned entities, like the Group may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as real estate. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws and the Group’s legal structure and scope of operations in the PRC, which could be subjected to further restrictions which could result in severe limits to the Group’s ability to conduct business in the PRC.

The real estate market in the PRC is typically affected by changes in government policies regarding the real estate industry, the financial market and other related areas. The PRC government has in the past adopted various administrative measures to restrain what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China has experienced rapid and significant growth. The PRC real estate market could experience a prolonged downturn in the future, which could have a material adverse impact on the Group’s business, financial condition and results of operations.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

c) Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.

The Group has approximately RMB189.3 million in cash and bank deposits with large domestic banks in China, which constitutes about 33% of its total cash and cash equivalent as of December 31, 2010, and the Group has approximately RMB392.4 million (RMB equivalent of US$59.3 million) in cash and bank deposits with a large commercial bank in Hong Kong, which constitutes about 67% of its total cash and cash equivalent as of December 31, 2010. The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

Accounts receivable consist primarily of amounts due from real estate sales agency services and were derived from the Group’s operations in the PRC. Customer A accounted for approximately 51%, 35% and 17%, Customer B accounted for approximately 23%, 11% and 16%, respectively, of the Group’s net revenue for the year ended December 31, 2008, 2009 and 2010. Receivables from Customer A accounted for approximately 50% and 12%, Customer B accounted for approximately 7% and 15%, respectively, of the Group’s accounts receivable as of December 31, 2009 and 2010.

d) Foreign currency risk

The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Cash and cash equivalents of the Group denominated in RMB included aggregate amounts of RMB194.8 million and RMB189.3 million, as of December 31, 2009 and 2010, respectively.

All the Group’s revenues derived and a significant portion of expenses incurred, assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies, therefore the Group may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations in the currency of the PRC. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

4                 ACCOUNTS RECEIVABLE

The following summarizes the Group’s accounts receivable as of December 31, 2008, 2009 and 2010 (in RMB thousands):

	December 31,
	2009	2010

Accounts receivable	238,961	283,655
Less: allowance for doubtful accounts	(511)	(2,281)
	238,450	281,374

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2009 and 2010 (in RMB thousands):

	December 31,
	2009	2010

Balance at beginning of the year	—	(511)
Charged to expenses	(511)	(1,770)
Write-off	—	—
Balance at end of the year	(511)	(2,281)

5                 OTHER RECEIVABLES

Other receivables consisted of the following (in RMB thousands):

	December 31,
	2009	2010

Project deposits (due back to the Group before December 31, 2011)*	2,090	5,435
Staff advance	621	1,680
Prepaid rental expense	4,973	2,992
Deposit receivable	1,450	1,324
Prepaid advertising expense	2,302	2,351
Prepayment for purchase of software	1,033	—
Others	4,080	2,720
	16,549	16,502

* The Group is occasionally required to provide performance bond, which is an upfront deposit to property developers prior to the commencement of  the sales process. These project deposits will be released periodically or upon the completion of the sales, and may be subject to conditions based on predetermined criteria.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

6                 PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following (in RMB thousands):

	December 31,
	2009	2010

Buildings*	129,889	4,939
Office equipment, furniture and electronic equipment	11,775	15,295
Motor vehicles	5,965	10,214
Leasehold improvement	4,962	23,370
Construction in progress	8,161	12,305
	160,752	66,123

Less: accumulated depreciation and amortization	(8,706)	(15,958)

Property and equipment, net	152,046	50,165

For the years ended December 31, 2008, 2009 and 2010, depreciation and amortization expense for property and equipment amounted to RMB2.1 million, RMB5.4 million and RMB10.8 million, respectively.

* Disposal of the Syswin building

The Syswin building was used by the Group as office building and for leasing purposes. The building was purchased from a third party property developer for a consideration of RMB114.6 million. The Group has the risks and rewards of ownership upon the completion of the purchase in 2009, and recorded the cost of the building as property and equipment and real estate properties held for lease respectively.

On August 3, 2010, the Group and the property developer signed an agreement to terminate the building purchase agreement.

As of August 27, 2010, Mr. Chen completed the acquisition of Syswin building through Zhi Di Management, an entity beneficially owned by Mr. Chen. The purchase price was RMB114.6 million, which is equivalent to the price the Group originally paid for the Syswin building, and the purchase price was paid to the Group by Zhi Di Management. Therefore, above transactions are accounted for as disposal of Syswin building from the Group to Zhi Di Management, and the involvement of the developer is deemed no substance. Additionally, given the voting rights Qingling has in the Group (see Note 11 for details), the Group is deemed to be jointly controlled by Mr. Chen and Qingling, and the disposal was not a common control transaction.

Upon the consummation of the disposal, the Group entered into a lease agreement with Zhi Di Management to lease a portion of Syswin building on August 27, 2010. Pursuant to the lease agreement, the Group leases a portion of Syswin building for 3 years with annual rental fee of RMB7.5 million. The Group did a research of the similar office buildings in the area and believes the rental fee reflects current market rate.  The lease is accounted for as operating lease with the rental expenses recorded during the lease term.

Additionally, the difference between the consideration received and the net book value of Syswin building amounted to RMB2.7 million, mostly reflecting the depreciation during the period, is deferred and will be recognized over the three-year lease term as other income in the statement of operations.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

7                 INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following (in RMB thousands):

	December 31,
	2009	2010

Software	3,537	5,611

Less: accumulated amortization	(1,314)	(2,104)

Intangible assets, net	2,223	3,507

For the years ended December 31, 2008, 2009 and 2010, amortization expense for intangible assets amounted to RMB0.8 million, RMB0.5 million and RMB0.8 million, respectively.

Based on the Group’s intangible assets subject to amortization, the annual estimated amortization expense related to the above intangible assets is as follows (in RMB thousands):

2011	954
2012	954
2013	308
2014	293
2015	197
Thereafter	801
Total	3,507

The Group’s trademarks were owned by Zhi Di Investment which is an entity beneficially owned by Mr. Chen and used free of any fees by the Group historically. On October 17, 2010, the Group entered into an agreement with Zhi Di Investment under which the Group obtained a non-exclusive license to use those trademarks permanently and free of any fees.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

8                 OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following (in RMB thousands):

	December31,
	2009	2010

Project deposits (due back to the Group after December 31, 2011)*	8,800	19,300

* The Group is occasionally required to provide performance bond, which is an upfront deposit to property developers prior to the commencement of the sales process. These project deposits will be released periodically or upon the completion of the sales, and may be subject to conditions based on predetermined criteria.

9                 ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in RMB thousands):

	December 31,
	2009	2010

Salary payable	53,918	99,976
Business tax payable	14,380	19,113
Other tax levies	430	2,003
Payable for acquisition of office building *	61,492	—
Payable for advertising expenses	1,512	—
Other current liabilities	7,506	13,164
	139,238	134,256

* The balance as of December 31, 2009 primarily consisted of payable to developer for Syswin building, which has been settled prior to the disposal of the building in August, 2010(see Note 6 for details).

10          BANK BORROWING

The Group did not have any borrowings as of December 31, 2009 and 2010. As of December 31, 2008, the Group had a short-term borrowing with a PRC commercial bank and the loan was guaranteed by Mr. Chen, free of guarantee charges. The borrowing was RMB20 million with interest at 8.21%. The loan was repaid on February 10, 2009.

As of December 31, 2009, the Group has RMB4 million undrawn borrowing facility, which would expire within one year.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

11   CAPITAL INJECTION FROM  QINGLING

In January 2009, the Company issued common shares to Qingling in exchange for capital injection of RMB204 million. The agreements between Qingling and the existing shareholders, including Mr. Chen and Mr. Tao, grant Qingling the following rights:

a) Voting rights

Qingling has voting rights in regard to the operation of the Group. Without the permission from Qingling, the other shareholders do not have the rights to unilaterally make the decisions primarily include:

•                  Change of the articles of association and other key documents of the Group;

•                  Change of the business scope of the Group;

•                  Approval of the budget / capital expenditure plan / compensation plan;

•                  Appointment of the chief executive officer and chief finance officer;

•                  Dividend policy;

•                  Third party borrowings; and

•                  Related party transactions over certain amount.

b) Redemption rights

If the Group does not achieve a qualifying public offering or qualifying sell five years after the capital injection, Qingling could require the existing shareholders to redeem its shares in the Group at RMB 204 million, plus a premium at an annual internal rate of return of 15%.  Such redemption rights still exist after the Group’s initial public offering in November 2010 since such offering does not meet the criterion of a “qualifying public offering”. This agreement was entered into by all shareholders in their capacity as shareholders of the Company and such redemption right is not enforceable to the Group.

c) Shares transfer

Qingling would transfer 1% of its equity shares in the Group that it holds to the existing shareholders, if the net profit of the Group for the year ending December 31, 2011 achieves the high end of a defined performance target (the ‘‘high end’’). An additional 1% or 2% equity shares would be transferred to the existing shareholders if the Group exceeds the high end by 7% or 14%. On the other hand, if the Group fails to meet the low end of the performance target (the ‘‘low end’’) for the year ending December 31, 2011, the existing shareholders would be required to transfer up to 13.71% of their shares in the Group that they hold to Qingling. This agreement was entered into by all shareholders in their capacity as shareholders of the Company and such arrangement is not enforceable to the Group.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

12          OTHER (EXPENSES) / INCOME - NET

Other (expenses) / income consisted of the following (in RMB thousands):

	Years Ended December 31,
	2008	2009	2010

Government grants	630	1,610	3,994
Loss on disposals of property and equipment	—	—	(655)
Late payment interest related to income tax	(1,301)	(4)	—
Loss connected with withdrawal from a project	(500)	—	—
Others	(112)	(321)	(144)
	(1,283)	1,285	3,195

13   SEGMENT INFORMATION

The executive directors assess the business from services perspective which is principally located in Mainland China. The Group’s revenue, expenses, assets, liabilities and capital expenditure are primarily attributable to real estate sales agency services and real estate consultancy services. The secondary real estate brokerage services were terminated in August 2010. The real estate consultancy services contributed less than 10% of the revenues and the result of the Group, and these services related entities hold less than 10% of the Group’s total assets. Accordingly, no operating segment is presented. Breakdown of the net revenue by service nature is as follows:

	Years ended December 31,
	2008	2009	2010

Real estate sales agency services	260,209	420,074	608,705
Real estate consultancy services	15,794	12,662	20,317
	276,003	432,736	629,022

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

14   INCOME TAXES

Cayman Islands

The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Payments of dividends by HK Holding to the Company are not subject to any Hong Kong withholding tax. HK Holding has no significant operations in Hong Kong since its inception.

People’s Republic of China

Prior to January 1, 2008, the Company’s PRC subsidiary and VIE were governed by the previous Enterprise Income Tax Provisional Rules (the “Previous EIT Rules”) of China. Under the Previous EIT Rules, the Company’s PRC subsidiary and VIE were generally subject to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax).

Effective January 1, 2008, the new Corporate Income Tax Law (the “CIT Law”) in China supersedes the Previous EIT Rules and unifies the enterprise income tax rate for Syswin Zhi Di and the VIE and its subsidiaries at 25%.

The CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the CIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Group will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

14   INCOME TAXES (Continued)

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Rules. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong is subject to withholding tax at a rate of no more than 5% after obtaining the approval of local tax authority (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company’s FIE’ operations in China is invested and held by Hong Kong registered entities. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. Since the Company intends to reinvest earnings to further expand its businesses, its PRC subsidiary does not intend to declare dividends to their immediate foreign holding companies in foreseeable future. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIE in China for the period from July 13, 2010 (date of inception) to December 31, 2010.

	Years ended December 31,
	2008	2009	2010
Income tax provision (in RMB thousands):
Current	36,506	60,065	87,701
Deferred	(4,860)	(6,097)	(13,613)
Total	31,646	53,968	74,088

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

14   INCOME TAXES (Continued)

The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets that gave rise to deferred tax assets as of December 31, 2009 and 2010 (in RMB thousands):

	December 31,
	2009	2010
Current
Deferred tax assets:
Accrued expense and payroll	12,770	24,230	*
Total deferred tax assets	12,770	24,230
Less: valuation allowance	—	—
	12,770	24,230
Non-current
Deferred tax assets:
Net operating loss carry forwards	3,023	2,346
Deferred revenue from lease of a portion of Syswin building (see Note 6)	—	608
Total deferred tax assets	3,023	2,954
Less: valuation allowance	—	—
	3,023	2,954

*Salary payable constitutes a significant portion of accrued expense and payroll, which is not deductible at December 31, 2010, but will be deducted when it is settled in year 2011.

The Group has made a partial valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of valuation allowance, including the Group’s limited operating history, accumulated deficit, existence of taxable temporary differences and expected reversal periods.

The following table sets forth the movements of the valuation allowance for net deferred tax assets for the periods presented:

	December 31,
	2008	2009	2010

Balance at beginning of the year	(252)	(1,082)	—
Write-back (provision) for the year	(830)	1,082	—
Balance at end of the year	(1,082)	—	—

The Group had total net operating loss carried forward as of December 31, 2008, 2009 and 2010 amounted to RMB20.4 million, RMB12.1 million and RMB9.4 million, respectively, which will be expired during the period from 2012 to 2015.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

14   INCOME TAXES (Continued)

A reconciliation of income tax of the statutory income tax rate to the Group’s effective tax rate is as follows:

	Years ended December 31,
	2008	2009	2010

Statutory income tax rates	25.0%	25.0%	25.0%
Expense not deductible for tax purposes	1.5%	0.3%	1.1%
Tax losses for which no deferred income tax asset was recognised	0.9%	—	—
Utilisation of previously unrecognised tax losses	—	(0.6)%	—
Effective tax rate	27.4%	24.7%	26.1%

15   NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per ordinary share for the years ended December 31, 2008, 2009 and 2010, respectively (in RMB thousands, except shares per share data):

	Years ended December 31,
	2008	2009	2010

Numerator:
Amount attributable to SYSWIN Inc.
Income from continuing operations	83,590	164,456	209,640
Loss from discontinued operations, net	(1,354)	(12,039)	(20,054)
Net income attributable to SYSWIN Inc.	82,236	152,417	189,586
Denominator for basic and diluted net income per share (weighted average number of ordinary shares outstanding)	154,875,000	154,875,000	158,872,808
Per share data:
Basic and diluted income from continuing operations attributable to SYSWIN Inc.	0.54	1.06	1.32
Basic and diluted loss from discontinued operations attributable to SYSWIN Inc.	(0.01)	(0.08)	(0.13)
Basic and diluted net income attributable to SYSWIN Inc.	0.53	0.98	1.19

* The Company does not have potentially dilutive securities for all the periods presented.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

16   DIVIDENDS

On August 25, 2010, the board of directors of the Company approved the plan to distribute dividend of RMB270 million from its retained earnings ended June 30, 2010 to its shareholders. RMB254.8 million have been paid to the shareholders before December 31, 2010.

The board of directors of the Company approved to distribute dividends of RMB106 million during the year ended December 31, 2008 to its shareholders.

	Years ended December 31,
	2008	2009	2010

Cash dividends per share*	0.68	—	1.74

*Dividend declared divided by number of shares outstanding of 154,875,000.

17   EMPLOYEE BENEFIT PLANS

The Group participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the companies to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The PRC government is directly responsible for the payments of the benefits to these employees.

The total contributions for such employee benefits were approximately RMB5.8 million, RMB7.4 million, and RMB12.6 million for the years ended December 31, 2008, 2009 and 2010, respectively.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

18   DISPOSAL AND DISCONTINUED OPERATIONS

On August 18, 2010, the Group transferred 90% and 10% equity interests in Chuang Xin, which is a subsidiary of the VIE primarily undertaking secondary real estate brokerage business under ‘‘E-home Park’’ brand, to Syswin International and Zhi Di Investment respectively, in exchange for nil consideration from both of them. Both Syswin International and Zhi Di Investment are beneficially owned by Mr. Chen. Immediately before the disposal, the Group and Syswin International made the following arrangement to settle Chuang Xin’s debt of RMB41.4 million due to the Group:

1) The Group would forgive RMB14.4 million;

2) Syswin International would pay the remaining RMB27 million to the Group over an agreed payment schedule (RMB10 million before September 30, 2010, RMB17 million before the earlier of June 30, 2011 and 30 working days after the closing of the initial public offering). Syswin International has settled  all the amount due to the Group before December 31, 2010.

Given the voting rights Qingling has in the Group (see Note 11 for details), the Group is deemed to be jointly controlled by Mr. Chen and Qingling, and the disposal was not a common control transaction. The net impact from disposal of Chuang Xin was RMB16,000 and was recognized as the loss from discontinued operation in the statement of operations (net of tax).

Additionally, before the disposal, two contracts that reflect the services of real estate sales agency undertaken by Chuang Xin have been transferred to the Group, so the results from such contracts would still be presented in continuing operations for all periods presented.

As a result of above transactions, the Group no longer has operations and cash flows from the secondary real estate brokerage services and has no significant continuing involvement in such operations after the disposal.  The revenues and expenses related to the operations of the secondary real estate brokerage services have been segregated from continuing operations and reported as discontinued operation for all periods presented. Following are revenues, and losses from discontinued operations.

	Years ended December 31,
	2009	2010
	Operating results	Operating results up to the date of disposal	Disposal of Chuang Xin		Total

Net revenue	8,571	9,245	—		9,245
Loss before income tax	(16,013)	(26,708)	(2,516	)*	(29,224)
Income tax **	3,974	6,670	2,500		9,170
Loss from discontinued operations, net	(12,039)	(20,038)	(16)		(20,054)

*The loss is the difference between the nil proceeds received by the Group and the net book value of Chuang Xin (including cash and cash equivalents of RMB7.8 million, accounts receivable of RMB 8.4 million, property and equipment of RMB 8.4 million and other current assets of RMB14.5 million, net of total liabilities, mainly accrued expenses and other current liabilities of RMB36.6 million).

** To reflect the deferred tax assets generated from net operating losses in the period available to offset future taxable income, and tax impact from disposal of investment in Chuang Xin. The management believes that it is more likely than not that these losses will be realized in the future.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

19   COMMITMENTS AND CONTINGENCIES

a)     Operating lease commitments

The Group has operating lease agreements principally for its administrative. These leases expire by 2015 and are renewable upon negotiation.

Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were RMB12.1 million, RMB8 million, RMB10.3 million, respectively.

Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2010 are as follows (in RMB thousands):

2011	10,075
2012	8,490
2013	5,299
2014	—
2015	—
Thereafter	—
Total	23,864

b)    Litigation

Occasionally, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. Were an unfavourable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the period in which the unfavourable outcome occurs, and potentially in future periods.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

20   RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Related party	Relationship with the Group

Beijing Syswin International Real Estate Consulting Group Company Limited (“Syswin International”)	Company beneficially owned by Mr. Chen
Beijing Hong Ye Lian Hang Real Estate Brokerage Company Limited (“Hong Ye Lian Hang”)	Company beneficially owned by Mr. Chen
Beijing Jia Ye Lian Hang Real Estate Brokerage Company Limited (“Jia Ye Lian Hang”)	Company beneficially owned by Mr. Chen
Beijing Yi Mai Real Estate Brokerage Company Limited (“Yi Mai”)	Company beneficially owned by Mr. Chen
Beijing Xin Da Wan Long Business Management Company Limited (“Xin Da Wan Long “)	Company beneficially owned by Mr. Chen
Beijing Yang Guang Si Ji Decoration Company Limited (“Yang Guang Si Ji”)	Company beneficially owned by Mr. Chen
Beijing Syswin Zhi Di System Integration Technology Company Limited (“Zhi Di System”)	Company beneficially owned by Mr. Chen
Beijing Cheng Zhi Syswin Property Management Company Limited (“Cheng Zhi Property Management”)	Company beneficially owned by Mr. Chen
Beijing Chang Cheng Jia Ye Property Management Company Limited (“Chang Cheng”)	Company beneficially owned by Mr. Chen
Beijing Cheng Zhi Shu Guang Real Estate Development Company Limited (“Cheng Zhi Shu Guang “)	Company beneficially owned by Mr. Chen
Cheng Zhi Investment Group Company Limited (“Cheng Zhi Investment”)	Company beneficially owned by Mr. Chen
Beijing Syswin Zhi Di Investment Company Limited (“Zhi Di Investment”)	Company beneficially owned by Mr. Chen
Beijing Syswin Chuang Xin Real Estate Brokerage Company Limited (“Chuang Xin”)	Company beneficially owned by Mr. Chen
Beijing Syswin Zhi Di Real Estate Management Company Limited (“Zhi Di Management”)	Company beneficially owned by Mr. Chen
Chen Liangsheng	Equity owner of the VIE
Qingling Company Limited (Subsidiary of CDH China Fund III, L.P.)	Equity owner of the VIE
Tao Hongbing	Equity owner of the VIE
China Rebro Limited (Subsidiary of CDH China Fund III, L.P.)	Shareholder of the Company
Brilliant Strategy Limited (a holding company wholly owned by Mr.Chen)	Shareholder of the Company

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

(a)   Related party transactions and balances

The Group entered into certain interest-free arrangements with certain of their related parties, including Mr. Chen, Mr. Tao and certain related party entities controlled by Mr. Chen. The amounts due to or due from these related parties represent non-interest advances with no repayment date. The following lists the activities during 2009 (in RMB thousands), and no such transactions during 2008 and 2010:

Funds advanced to related parties:

2009	January 1, 2009	2009		December 31, 2009

Related party entities controlled by Mr. Chen

Syswin International	—	20,444	(20,444)	—
Chang Cheng	—	5,170	(5,170)	—
Dong Fang Bo Yuan	—	4,150	(4,150)	—
Jia Ye Lian Hang	—	1,250	(1,250)	—
Xin Da Wan Long	—	1,250	(1,250)	—
Yi Mai	—	1,250	(1,250)	—
Wan Sheng Hong Yuan	—	1,250	(1,250)	—
Total	—	34,764	(34,764)	—

Funds advanced from a related party:

Related party entities controlled by Mr. Chen

Cheng Zhi Investment	—	(72,552)	72,552	—

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

(a)   Related party transactions and balances (Continued)

For the years ended December 31, 2008, 2009 and 2010, the transactions with related parties consisted of the following (in RMB thousands):

	Year Ended December 31,
	2008	2009	2010
Purchase of services

Lease of a portion of Syswin building from Zhi Di Management	—	—	2,498
Property management from Cheng Zhi Property Management *	1,112	1,229	1,431
Decoration provided from Yang Guang Si Ji **	322	4,821	1,134
Commission paid to Chuang Xin ***	—	—	475
Use of software provided from Zhi Di System	240	160	13
Total	1,674	6,210	5,551

Sales of service

Real estate consultancy services to Cheng Zhi Shu Guang	—	—	95

* Property management and cleaning services for office spaces and mock-up rooms

** Decoration services, including interior decoration services for the office spaces and mock-up rooms used for sales projects

*** In September 2010, the Group and Chuang Xin made series of agreements, pursuant to which Chuang Xin would introduce property buyers to the Group and the Group would pay Chuang Xin commissions on the basis of the transaction value that these buyers consummate the purchase with the developers. The commission rate is negotiated between the Group and Chuang Xin on a project-by-project basis and benchmarked to similar corporation arrangements between the Group and other real estate agents.

In October 2010, the Group entered into a non-exclusive licensing agreement with Mr. Chen under which the Group could have a non-exclusive license to use those trademarks permanently and free of any fees.

Balances with related parties consisted of the following (in RMB thousands):

	December 31,
	2009	2010

Prepaid rental expense:
Zhi Di Management	—	625

Other payable:
Chuang Xin	—	475

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

(b)   Disposal of subsidiaries

Heng Tong Pawn Shop

In an effort to concentrate on the sales agency services, in June 2009, the Group entered into an equity transfer agreement with Hong Ye Lian Hang and Chang Cheng, both of which are owned by Mr. Chen to transfer 90% equity interest in Heng Tong Pawn Shop for a cash consideration of RMB4.5 million. There was no gain or loss recognized upon the disposal as the consideration received was equal to the Group’s share of the net assets of Heng Tong Pawn Shop.

Zhi Di Management

In an effort to concentrate on the sales agency services, in July 2010, the Group entered into an equity transfer agreement with Syswin International and Zhi Di Investment, both of which are owned by Mr. Chen to transfer its equity interest in Zhi Di Management for a cash consideration of RMB3 million. There was no gain or loss recognized upon the disposal as the consideration received was equal to the Group’s share of the net assets of Zhi Di Management.

Chuang Xin

In an effort to concentrate on the sales agency services, in August 2010, the Group entered into an equity transfer agreement with Syswin International and Zhi Di Investment, both of which are owned by Mr. Chen to transfer its equity interest in Chuang Xin (see Note 18 for details).

(c)   Disposition of Syswin building and partially lease it back

In August 2010, the Group disposed the Syswin building to Zhi Di Management and leased a portion of it as offices (see Note 6 for details).

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

21   RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to annually appropriate 10% of net after-tax income to the general reserve fund or statutory surplus fund (see Note 2 (u)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability, which restricted portion amounted to approximately RMB242.8 million and RMB257.9 million as of December 31, 2009 and 2010, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2010. Therefore the separate condensed financial statements of the Company should be presented with the Company’s investments in its subsidiary under the equity method of accounting (Please see Note 23 for details).

22   SUBSEQUENT EVENTS

The following subsequent events have occurred since December 31, 2010.

On January 12, 2011, Syswin Xing Ye entered into an equity transfer agreement with Fantasia Holdings Group Co., Limited (“Fantasia”, a company listed on the Hong Kong Stock Exchange), a real estate developer in the PRC, to acquire 92% equity interest of Shenzhen Xingyan Real Estate Consulting Co., Ltd. (“Xingyan”), a PRC-incorporated company in Guangdong province, at a total consideration of RMB23 million, which is payable in three installments between signing and a date no later than December 31, 2011. The equity transfer has been completed on February 14, 2011.

Xingyan provides primary real estate sales agency services in the Pearl River Delta region in Southern China and in the city of Chengdu in Southwestern China and in the city of Hefei in Yangtze River Delta Region China.

The Group is still in the process of evaluating the accounting for this acquisition at the time this consolidated financial statements are issued.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

23   Additional information — Condensed Financial Statements

The separate condensed financial statements of SYSWIN Inc. (the “Company”) as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 12-04.

The restricted net assets of the Company’s PRC subsidiary and VIE were RMB257.9 million as of December 31, 2010.

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiary and VIE.

The Company records its investment in HK Holding under the equity method of accounting with its share of income and losses from HK Holding reported as share of income from subsidiaries in the condensed financial statements. Such investment is presented on the balance sheet as “Investment in subsidiary”. Following the signing of the contractual arrangements described in Note 1 in July 2010, the Company became the parent company of both Syswin Zhi Di and VIE.

The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial information of Parent Company

Balance sheets

(in thousands, except shares and par value)

	December 31,
	2009 RMB	2010 RMB	2010 US$
			(Note 2(c))

ASSETS
Current assets:
Cash and cash equivalents	1	365	55
Receivables due from HK Holding	—	403,297	61,105
Other receivables		423	64
Total current assets	1	404,085	61,224

Non-current assets:
Investment in subsidiaries	481,386	399,708	60,562
Total assets	481,387	803,793	121,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other current liabilities		992	150
Total current liabilities	—	992	150

Total liabilities	—	992	150

Shareholders’ equity:
Preferred shares (US$0.0000008 par value, 2,500,000,000 shares authorized; no shares issued and outstanding)	—	—	—
Ordinary shares (US$0.0000008 par value, 60,000,000,000 shares authorized as of December 31, 2009 and 2010; 154,875,000 and 193,275,000 shares issued and outstanding as of December 31, 2009 and 2010)	1	1	—
Additional paid-in capital	224,009	625,837	94,823
Retained earnings	257,377	176,963	26,813

Total shareholders’ equity	481,387	802,801	121,636

Total liabilities and shareholders’ equity	481,387	803,793	121,786

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial information of Parent Company

Statements of operations

(in thousands)

	Year Ended December 31,
	2008 RMB	2009 RMB	2010 RMB	2010 US$
				(Note 2(c))

Net revenue	—	—	—	—

Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Administrative expenses	—	—	(570)	(87)

Loss from operations	—	—	(570)	(87)
Equity in profit of subsidiary companies, net	82,236	152,417	188,321	28,533
Interest income	—	—	2	—
Foreign currency exchange gain	—	—	1,833	278

Income from operations before income tax	82,236	152,417	189,586	28,724
Income tax	—	—	—	—

Net income	82,236	152,417	189,586	28,724

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial information of Parent Company

Statements of cash flows

(in thousands)

	Year Ended December 31,
	2008 RMB	2009 RMB	2010 RMB	2010 US$
				(Note 2(c))

Net cash provided by operating activities	—	—	1,375	208

Cash flows from investing activities:
Investment in subsidiary	(9)	—	—	(312)
Funds advanced to HK Holding	—	—	(410,936)	(61,951)
Net cash used in investing activities	(9)	—	(410,936)	(62,263)

Cash flows from financing activities:
Capital injected by a shareholder	9	—	2,057	312
Funds advanced from HK Holding and VIE	—	—	7,104	1,076
Issuance of ordinary shares to public, net of issuance cost	—	—	400,764	60,722
Net cash provided by financing activities	9	—	409,925	62,110

Net increase in cash and cash equivalents	—	—	364	55
Cash and cash equivalents at the beginning of the year	1	1	1	—
Cash and cash equivalents at the end of the year	1	1	365	55