Form 20-F
period 2011-12-31
SYSWIN Inc.
filed 2012-04-05
CIK 1497862

As filed with the Securities and Exchange Commission on April 5, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-34961

SYSWIN Inc.
(Exact name of Registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)

9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, The People's Republic of China Tel: (8610) 8497-8088
(Address of principal executive offices)

Ray Han, Chief Financial Officer — Tel: (8610) 8497-8808, Fax: (8610) 8497-8788 9/F Syswin Building, No. 316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, The People's Republic of China
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

-   As of December 31, 2011, 193,275,000 ordinary shares were issued and outstanding.

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

☐ Yes   ☒ No

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

•                  “Syswin Zhi Di” are to Beijing Syswin Zhi Di Technology Limited, our subsidiary in the PRC;

•                  “Syswin Xing Ye” are to Beijing Syswin Xing Ye Real Estate Brokerage Company Limited, our consolidated variable interest entity;

•                  “Mr. Chen” are to Mr. Liangsheng Chen, a PRC citizen, our founder, chief executive officer, president and one of our shareholders;

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

•                  “Beijing Region” are to the city of Beijing and the neighboring cities in Hebei Province;

•                  “SAFE” are to the State Administration of Foreign Exchange of the PRC;

•                  “U.S. GAAP” are to accounting principles generally accepted in the United States;

•                  “RMB” and “Renminbi” are to the legal currency of China; and

•                  “US$” and “U.S. dollars” are to the legal currency of the United States.

The financial statements presented in this Annual Report have been prepared using Renminbi as the reporting currency. For your convenience, this Annual Report contains translations of certain Renminbi amounts into U.S. dollar amounts. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2939 to US$1.00, the noon buying rate as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2011. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected consolidated financial data presented below as of and for each of the years in the five-year period ended December 31, 2011, are derived from our audited consolidated financial statements and have been prepared and presented in accordance with U.S. GAAP.  The consolidated financial statements as of December 31, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011, are included elsewhere in this Annual Report.  Historical results are not necessarily indicative of the results to be expected for any future period.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and per share data)
Consolidated Statement of Operations Data:

Net revenue	326,979	276,003	432,736	629,022	594,619	94,475
Cost of sales	(72,303)	(75,979)	(131,193)	(197,619)	(307,056)	(48,786)
Gross profit	254,676	200,024	301,543	431,403	287,563	45,689
Selling, marketing and administrative expenses	(65,563)	(82,577)	(84,545)	(151,724)	(261,373)	(41,528)
Other operating income, net	—	656	1,480	3,662	4,261	677
Income from operations	189,113	118,103	218,478	283,341	30,451	4,838
Interest expenses	—	(922)	(147)	—	—	—
Interest income	112	81	864	2,340	5,507	875
Foreign currency exchange loss	—	—	(576)	(1,486)	(13,651)	(2,169)
Other (expenses) / income, net	(10)	(1,939)	(195)	(467)	2,597	412
Income from continuing operations before income tax	189,215	115,323	218,424	283,728	24,904	3,956
Income tax	(67,010)	(31,646)	(53,968)	(74,088)	(17,649)	2,804
Income from continuing operations	122,205	83,677	164,456	209,640	7,255	1,152
Loss from discontinued operations, net(1)	—	(1,354)	(12,039)	(20,054)	—	—
Net income	122,205	82,323	152,417	189,586	7,255	1,152
Non-controlling interest	(1,288)	(87)	—	—	250	40
Net income attributable to Syswin Inc.’s ordinary shareholders	120,917	82,236	152,417	189,586	7,505	1,192
Amount attributable to Syswin Inc.’s ordinary shareholders
Income from continuing operations	120,917	83,590	164,456	209,640	7,505	1,192
Loss from discontinued operations, net	—	(1,354)	(12,039)	(20,054)	—	—
Net income attributable to Syswin Inc.’s ordinary shareholders	120,917	82,236	152,417	189,586	7,505	1,192
Income per share from continuing operations attributable to Syswin Inc.’s ordinary shareholders, basic and diluted	0.78	0.54	1.06	1.32	0.04	0.01
Loss per share from discontinued operations, net attributable to Syswin Inc.’s ordinary shareholders, basic and diluted	—	(0.01)	(0.08)	(0.13)	—	—
Net income attributable to Syswin Inc.’s ordinary shareholders per share, basic and diluted	0.78	0.53	0.98	1.19	0.04	0.01
Shares used in calculating income per share, basic and diluted	154,875,000	154,875,000	154,875,000	158,872,808	193,275,000	193,275,000
Cash dividends per share	0.13	0.68	—	1.74	—	—

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

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet data:

Cash and cash equivalents	25,597	20,929	194,828	581,765	479,001	76,106
Accounts receivable, net	94,838	107,761	238,450	281,374	366,050	58,159
Other receivables	8,359	16,650	16,549	15,877	15,884	2,524
Property and equipment, net	11,070	21,467	152,046	50,165	40,067	6,366
Real estate properties held for lease, net	—	—	13,699	—	—	—
Total assets	234,942	237,790	642,388	982,797	1,020,640	162,163
Accrued expenses and other current liabilities	23,057	35,503	139,238	134,256	171,043	27,176
Income tax payable	62,464	56,817	21,763	28,109	24,362	3,870
Total liabilities	85,521	112,320	161,001	179,996	211,144	33,547
Total shareholders’ equity	149,421	125,470	481,387	802,801	809,496	128,616
Total liabilities and shareholders’ equity	234,942	237,790	642,388	982,797	1,020,640	162,163

Exchange rates

Our business is primarily conducted in China, and all of our revenue and expenses are denominated in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2939 to US$1.00, the noon buying rate as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2011. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

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

	Noon Buying Rate
	(RMB per US$1.00)
	Period End	Average (1)	High	Low
Year ended December 31
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7605	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939

Month
October 2011	6.3547	6.3710	6.3825	6.3534
November 2011	6.3765	6.3564	6.3839	6.3400
December 2011	6.2939	6.3482	6.3733	6.2939
January 2012	6.3080	6.3172	6.3330	6.2940
February 2012	6.2935	6.2997	6.3120	6.2935
March 2012	6.2975	6.3125	6.3315	6.2975

(1)  Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

On March 30, 2012, the noon buying rate was RMB6.2975 to US$1.00.

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

Risks Related to Our Business and Industry

Recent contractionary government measures have had a significant adverse effect on our revenue, profitability and other aspects of our operating results, as well as our stock price.

The real estate market in China is typically affected by changes in government policies and regulatory measures affecting the property market, financial markets and related areas. In the past, the PRC government has adopted various policies and regulatory measures to curb what it perceived as unsustainable growth in the real estate market, particularly at times when the real estate market in China experienced rapid and significant growth. For example, in 2007, property sales volumes and average selling prices in China increased rapidly to unprecedented levels, culminating in a property market downturn beginning in late 2007 due to the PRC government’s intervention in the real estate market to stabilize market prices and reduce the level of speculation in the property market. Property sales in China recovered in 2009 and experienced significant growth thereafter in part due to the PRC government’s measures aimed at stimulating residential property purchases and stabilizing the real estate market until early 2010.

Recently, the PRC government implemented a series of measures to curb the rise of housing prices and excessive lending in the real estate industry, including the following:

On April 17, 2010, the State Council issued the Notice on Firmly Preventing Overly Fast Growth of Real Property Prices in Certain Cities, or the April Notice, which stipulated that a property purchaser’s down payment for such purchaser’s first property purchase must not be less than 30% of the purchase price if gross floor area of the property is larger than 90 square meters; a purchaser’s down payment for such purchaser’s second property purchase must not be less than 50% of the purchase price and the mortgage loan interest rate must not be less than 1.1 times the base lending rate published by the People’s Bank of China, or the PBOC; and a purchaser’s down payment and mortgage loan interest rate must significantly increase for such purchaser’s third and additional property purchases. In addition, in areas with short supply in residential properties and rapid property price increase, commercial banks may suspend the granting of mortgage loans for the third and additional property purchases or to non-residents without proof of tax or social security payment of more than one year. The local governments may also adopt interim measures restricting the maximum number of residential properties that may be purchased by an individual buyer.

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

On January 26, 2011, the State Council issued the Notice of the State Council on Issues Related to Further Enhancing the Regulation and Control of Real Estate Market, or the January Notice. According to the January Notice, for those households who purchase a second house using a mortgage loan, the down payment may not be lower than 60% of the purchase price regardless of the gross floor area of the property purchased. The mortgage loan interest may not be lower than 1.1 times the base lending rate published by the PBOC. The respective branches of the PBOC may raise the down payment ratio and mortgage interest rate on mortgage loans for a second home purchase based on the price control targets set by the local governments, the policy requirements set by the State Council and the national unified credit policies. In addition, under the January Notice, all municipalities directly under the central government, cities specifically designated in the state plan, provincial capitals and cities in which housing prices are excessively high or rising rapidly, or the affected areas, are required to formulate and implement measures to restrict home purchases prior to mid-February 2011. Other affected cities are required to formulate and implement measures to restrict home purchases within an appropriate time frame determined according to the respective situations of the local real estate markets. Under the January Notice, no residential property may be sold to households with a local registered residence in any of the affected areas owning two or more pieces of residential property, households without a local registered residence owning one or more pieces of residential property, or households without a local registered residence that are unable to submit a local tax payment certificate or proof of social insurance contributions for a minimum period to be further stipulated by local governments. In addition, no more than one piece of residential property (including newly constructed commodity housing and second-hand housing) may be sold to households with a local registered residence in any of the affected areas owning no other residential property or households without a local registered residence that are able to submit a local tax payment certificate or proof of social insurance contributions for a minimum period to be further stipulated by local governments.

Furthermore, on August 17, 2011, the Ministry of Housing and Urban-rural Development published the criteria to determine whether a city should formulate and implement measures to restrict home purchases, including the housing prices, transaction volume, location and other housing price-related factors. As a result, certain cities such as Taizhou, Quzhou, Foshan and Zhuhai, have published and implemented their respective measures to restrict home purchases.

As a result of these measures to cool down the overheating property market and to curb excessive lending in the real estate industry, transaction volumes in the property market in many cities in China, such as Beijing, Shanghai and Shenzhen, have declined significantly.

As a primary real estate services provider, we are significantly affected by these government policies and regulatory measures as we primarily generate revenue based on the value of the property transactions to which we provide primary real estate sales agency and consultancy services. As a result of the restrictive policies and credit tightening measures on real estate industry by the PRC government, our results of operations were significantly affected. Our net revenue decreased by RMB34.4 million, or 5.5%, from RMB629.0 million in 2010 to RMB594.6 million in 2011; our overall effective commission rate decreased from 1.2% in 2010 to 1.0% in 2011; and our net income decreased by RMB182.3 million, or 96.2%, from RMB189.6 million in 2010 to RMB7.3 million in 2011. In addition, price of our ADSs also declined significantly during the same period.

If such restrictive policies on the real estate industry continue, our results of operations will continue to suffer from the adverse effect of such policies. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Any of the following could cause a further decline in property sales volumes and average selling prices as well as the related revenue we generate from our business:

•                  any contractionary monetary policy adopted by the PRC government, including any significant rise in interest rates;

•                  any adverse development in the credit markets or mortgage financing markets resulting from PRC government policies, such as the government efforts to significantly increase the level of minimum down payment and applicable interest rate for property purchases based on the nature of the property and the number of properties already owned by the purchaser;

•                  any significant increase in transaction costs as a result of changes in PRC government policies regarding real estate transaction taxes, such as reinstatement in 2010 of a business tax on residential property sales by individuals within five years of purchase;

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

We conduct our real estate services business in China, and our business depends substantially on the conditions of the real estate market in China. The real estate market in China remains at an early stage of development, and social, political, economic and other factors may affect its development. The growth in demand for private residential property in China in recent years has often been coupled with volatile market conditions and fluctuations in property prices. The PRC property market may experience undersupply or oversupply of available-for-sale properties and property price fluctuations caused by economic, social, political and other factors. For example, following a period of rising property prices and transaction volumes in most major cities from 2003 to 2007, the property market of China experienced a downturn in 2008 which continued into the first quarter of 2009, with transaction volumes in many major cities declining significantly compared to 2007. Average selling prices also declined in many cities during such period. In early 2009, China’s real estate market rebounded and many cities experienced increases in property prices and transaction volumes. The recovery in 2009 coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis.

Since April 2010, the PRC government began to adopt a series of measures to cool down the overheating property market and to curb excessive lending in the real estate industry. Later in 2010 and in early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. Such measures and policies by the government have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential home buyers from making purchases, reduce transaction volume and cause a decline in average selling prices. Any future downturns in the real estate sector or other adverse changes in the economic, social and political environment in China may result in decreases in property prices and overall transaction activities, which could materially and adversely affect our revenue, profitability, growth prospects and the price of our ADSs as well.

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

Our development has depended, and will continue to depend, substantially on the growth of the primary real estate sales agency and consultancy services industry in China and in the specific regions where we operate, which is relatively new. The development of the real estate services industry depends on, among others, real estate developers’ continuing outsourcing of property sales and other functions to professional real estate services companies in China and particularly in the specific regions where we operate. The failure of the real estate services industry to develop rapidly in China may materially and adversely affect the growth and success of our business.

It is difficult to evaluate our results of operations and future prospects due to our limited operating history in the primary real estate sales agency and consultancy services industry.

We began focusing on providing primary real estate services in the second half of 2004, initially in Beijing. Accordingly, we have a limited operating history in the primary real estate sales agency and consultancy services industry from which you can evaluate our business and future prospects. Our net revenue from the primary real estate sales agency and consultancy services business fluctuated, amounting to RMB432.7 million, RMB629.0 million and RMB594.6 million for 2009, 2010 and 2011, respectively. We may not be able to continue our growth at rates similar to those at which we have historically grown, if at all, because, among other reasons, we may not be able to maintain the current level of business operations or to expand our business operations into other geographic regions in future periods. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, results of operations and financial condition. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

We rely on business from a limited number of clients. Any loss of business from a significant client may materially and adversely affect our revenue, profit and other aspects of our results of operations.

In 2009, 2010 and 2011, net revenue derived from services we rendered to our largest five clients, which were all property developers,

accounted for approximately 70.1%, 64.1% and 56.9%, respectively, of our total net revenue. Excluding net revenue derived from Guo’ao Investment Company and Development Co., Ltd., which is the property developer of the Guo’ao Project and our single largest client in 2011, our largest four clients would have collectively accounted for 54.0%, 56.9% and 47.6% of our total net revenue in 2009, 2010 and 2011, respectively. We cannot assure you that we will be able to maintain or improve our relationships with these major clients, or that we will be able to continue to render services to these clients at current levels, or at all. In addition, any decline in our major clients’ business could lead to a decline in service engagements with these clients. Should these property developer clients terminate or substantially reduce their business with us and we fail to find alternative clients to provide us with revenue-generating business, our revenue, profit and other aspects of results of operations may be materially and adversely affected.

We may be subject to administrative fines or penalties in the event that the relevant PRC government authorities determine that we are in violation of the statutory limitation on real estate sales agency commission rates.

Pursuant to the Real Property Intermediary Service Charges Circular promulgated by China’s State Planning Commission (the predecessor authority of National Development and Reform Commission) and China’s Ministry of Construction (the predecessor authority of China’s Ministry of Housing and Urban-Rural Development) on July 7, 1995, or the Service Charges Circular, commission rates for real estate transactions may not exceed 2.5% of the transaction value if sales agency services are provided on a non-exclusive basis or 3% of the transaction value if sales agency services are provided on an exclusive basis. Local governments are authorized to adopt more specific limitations within these statutory limitations. For example, in Beijing, according to the relevant local administrative rules, commissions may not exceed 2.8% of the transaction value for sales agency services provided on an exclusive basis. The government authority in charge of pricing inspection is authorized to impose administrative fines or penalties if any sales agency services provider receives commissions exceeding the statutory limitation. However, the Service Charges Circular does not stipulate the method to calculate the commissions or specify the administrative fines or penalties for any violation. No implementation rule has been issued by any relevant authorities. It is unclear how the local pricing bureaus, which are in charge of pricing inspection, will implement the Service Charges Circular in practice. In addition to base commissions, a number of our engagements are structured to include possible supplemental and bonus commissions, which, if aggregated with our base commissions, may yield an effective overall commission rate that exceeds the statutory limitation. Historically, six of an aggregate of 253 sales agency projects, representing 164 thousand square meters of 12,570 thousand square meters of gross floor area of properties sold, including the Guo’ao Project, our single largest project in terms of revenue contributions during the three years ended December 31, 2011, from which we derived revenue in 2009, 2010 and 2011, yielded effective overall commission rates that may have exceeded the statutory limitations. Net revenue derived from such projects represented 40%, 17% and 18% of our total net revenue in 2009, 2010 and 2011. Based on our sales agency agreements entered into as of December 31, 2011, 27 of the 196 sales agency projects we entered into, representing 4,411 thousand square meters of 28,290 thousand square meters of gross floor area of properties in the contract pipeline, adopted a supplemental or bonus commission structure, which may result in these projects yielding effective overall commission rates that exceed the statutory limitation. We also expect to enter into other projects with similar commission structures in the future. As a result, if any relevant authority promulgates new interpretations or implementation rules whereby we are determined by such authority to be in violation of the statutory limitation on sales agency commission rates, we may be subject to administrative fines and other penalties, which may materially and adversely affect our reputation and results of operations.

Our net revenue is concentrated in the market of Beijing Region. Any significant downturn in the real estate market of Beijing Region will materially and adversely affect our results of operations.

We derived approximately 74.6%, 71.7% and 53.8% of our total net revenue in 2009, 2010 and 2011, respectively, from Beijing Region, and expect to continue to derive a substantial portion of our revenue in this area in the future. As a result, any decrease in transaction activities or average selling prices in the real estate market of Beijing Region, or any adverse development in the primary real estate services industry in Beijing Region could materially and adversely affect our business, financial condition and results of operations.

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

We derived substantially all of our revenue from primary real estate sales agency and consultancy services in 2009, 2010 and 2011. Our developer clients generally engage us on a project-by-project basis, and we currently do not have long-term services agreements with any of our developer clients. Historically, we generated our revenue through providing services to a limited number of property projects. For example, in 2009, 2010 and 2011, we generated net revenue through providing primary real estate sales agency services to 68, 98 and 204 projects, respectively.

During the three years ended December 31, 2011, the Guo’ao Project had significantly affected our operating results in a number of aspects. In 2009, 2010 and 2011, net revenue derived from the Guo’ao Project accounted for approximately 35.1%, 16.7% and 16.6%, respectively, of our total net revenue. The Guo’ao Project was our single largest project in terms of revenue contribution during the three years ended December 31, 2011. Our historical effective commission rate has been positively affected by the Guo’ao Project. In 2009, 2010 and 2011, our effective commission rate was 1.4%, 1.2% and 1.0%, respectively. Excluding the Guo’ao Project, our effective commission rates would have been 1.0%, 1.0% and 0.8% in 2009, 2010 and 2011, respectively. In addition, our overall gross margins in these periods were also affected by the Guo’ao Project. In 2009, 2010 and 2011, our gross margin was 69.7%, 68.6% and 48.4%, respectively. Excluding the impact of the Guo’ao Project, our gross margin would have been 63.0%, 67.2% and 39.4% in 2009, 2010 and 2011, respectively. See “Item 5.A.—Operating and Financial Review and Prospects—Operating Results—Specific Factors Affecting Our Financial Condition and Operating Results—Changes in commission rates” for a detailed discussion of the commission rates of the Guo’ao Project.” As of December 31, 2011, 7,143 square meters of aggregate saleable gross floor area of the Guo’ao Project had not been sold yet. As the project comes to a conclusion, we expect that we will no longer benefit from the higher commission rates and gross margins from this project in future periods.

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

We encounter intense competition in our primary real estate sales agency and consultancy services businesses. Competition in the industry is primarily based on scope and quality of services offered, reputation and brand recognition, local expertise and agency commission rates. We primarily compete with national players, including E-house (China) Holdings Limited with primary markets in eastern China and based in Shanghai, and World Union Properties Consultancy Co., Limited with primary markets in southern China and based in Shenzhen, as well as local competitors in the regions in which we conduct our business. Some of these competitors may have greater resources than we do, including better client relationships in certain local areas and financial and informational resources. The limited capital resources required to enter into the primary real estate sales agency and consultancy services industry in any given region also mean there are low entry barriers for our competitors to enter into our major markets. New and existing competitors may offer lower commission rates with wider ranges of services which could attract our existing developer clients away from us. Increased competition among primary real estate sales agency and consultancy companies could result in decreases in commission rates within the industry, increased operating costs relating to the provision of a wider range of services in order to compete effectively and higher administrative costs to attract or retain talented employees. We may not be able to continue to compete effectively and to maintain our current commission or margin levels. If we fail to compete effectively, our revenue and profitability and growth prospects will be negatively affected.

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

We plan to enhance the efficiency and profitability of our operations in the cities where we have geographical presence. Because China is a large and diverse market, property buying trends and demands may vary significantly by region, and our experience in the markets in which we historically operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to replicate our success in the new regions we entered into. We may face intense competition from companies with greater experience and resources. Furthermore, the market we newly entered may not develop as rapidly or expansively as expected, or at all. As a result, we may not be able to generate or increase revenue in new regions we entered into while incurring substantial costs. If we are not able to successfully execute our business development strategy, our future growth, financial condition and results of operations may be materially and adversely affected.

Additionally, we expect that over the next several years, a substantial portion of our financial resources will be used to finance the enhancement of the efficiency and profitability of our operations in existing markets. The availability of financial resources to us and expected cash flows from our operations significantly depends on our management’s ability to successfully execute its business plan, which includes increasing sales, generating positive operating cash flows and obtaining additional funding to support longer term capital requirements. We cannot assure you that we will obtain such financing at a reasonable cost or at all. Our inability to finance our planned capital expenditures or future expansions could materially and adversely affect our growth prospects, financial condition and results of operations.

If we cannot manage our growth, our future revenue, profitability and other aspects of results of operations could be materially and adversely affected.

We have experienced substantial growth since we began focusing on providing primary real estate services in the second half of 2004. Our total net revenue amounted to RMB432.7 million in 2009, RMB629.0 million in 2010 and RMB594.6 million in 2011. The number of our employees also increased significantly during this period, totaling 1,523, 2,566 and 3,855 as of December 31, 2009, 2010 and 2011, respectively. We intend to continue to enhance the efficiency and profitability of our operations, which will continue to place substantial demands on our managerial, operational, financial, technological and other resources. Our planned development will also place significant demands on us to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel or integrate new regions of coverage into our operations. We may also face other difficulties as a result of a number of factors, many of which are beyond our control, such as any general unfavorable conditions in the real estate market or delays or denials of required approvals by relevant government authorities. As a result, our future revenue, profitability and other aspects of results of operations could be materially and adversely affected.

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

In recent years, compensation in the primary real estate services industry in China has increased and may continue to increase in the future. In order to attract and retain skilled personnel, we may need to continue to increase the level of compensation of our employees. Compensation may also increase as inflationary pressure increases in China. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for a specific employer are entitled to a paid vacation ranging from 5 to 15 days, depending on length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their normal salaries for each waived vacation day. This mandated paid-vacation regulation, coupled with the trend of increasing compensation, may result in increases in our staff-related costs and expenses and decreases in our profit margins.

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

We typically confirm our commission bills with our developer clients pursuant to a pre-agreed condition based on their progress in receiving the property purchase payment made by property buyers or commercial banks. There is generally a lag, which lasts three to six months, between the time we recognize revenue and the time we bill our developer clients for the related commissions. Our accounts receivable amounted to RMB238.5 million, RMB281.4 million and RMB366.1 million as of December 31, 2009, 2010 and 2011, respectively. We seek to collect our accounts receivable within six months; however, as the conditions of real estate market worsened in 2011 due to the PRC government’s policies to curb the rise of housing prices, our developer clients generally delayed their payment of our commission due to a slow-down of their receipt of the purchase prices from home purchasers for properties sold, which resulted in an increase in the turnover days of our account receivables. The turnover days of our accounts receivable totaled 146 days, 151 days and 199 days in 2009, 2010 and 2011, respectively. Turnover days of our accounts receivable for a given period equals average accounts receivable divided by total net revenue and then multiplied by the number of days during the period. Average accounts receivable equals the arithmetic mean of the beginning and ending balances of accounts receivable during the period. If any of our developer clients with significant outstanding accounts receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such accounts receivable, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

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

Under some of our agency agreements, our clients have the right to terminate or cancel the agreements. Some of our clients have the right to modify, terminate or cancel the agreements for defaults committed by us. We cannot assure you that we will not be subject to any material modifications, terminations or cancellations of our agreements by our clients, which would have a material adverse effect on our businesses and results of operations. In addition, in cases where we meet the requirements for collecting commissions, particularly supplemental and bonus commissions, our clients may fail to pay these commissions as agreed, or seek to re-negotiate the commissions to lower amounts. There also can be no assurance that the projects with respect to which we agreed to provide sales agency services will be constructed and developed without any significant delay or other issues due to reasons beyond our control. We cannot guarantee that we will be able to provide services to the projects which are reflected in our contract pipeline information in a timely manner, or at all, or that our provision of sales agency services to such projects will result in any profit. In addition, projects may remain in our contract pipeline for an extended period of time. As a result, investors are cautioned not to rely on our contract pipeline information presented in this Annual Report as an indicator of our future performance or prospects.

The loss of any members of our senior management team, or any failure to recruit, train and retain key sales professionals and other employees, could adversely affect our financial performance.

Our success depends on the continued service of our key executive officers, particularly Mr. Chen. We also significantly rely on other members of our senior management team for our business operations. Our ability to retain our management team is generally subject to numerous factors, including the compensation packages we offer, the competitive position of our company and our ability to maintain a cohesive company culture. If we lose the services of any of our key executive officers or other senior management members, we cannot assure you that we will be able to appoint or integrate adequate replacement personnel into our operations in a timely manner, or at all. The loss of the services of any such personnel could hinder our ability to effectively manage our business and implement our growth strategies. If any of such personnel joins a competitor or forms a competing company, we may lose clients, key sales professionals and employees.

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

Mr. Chen, our chief executive officer, president and director, beneficially owns approximately 58.41% of our outstanding shares as of March 31, 2012. Accordingly, Mr. Chen has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. In addition to his ownership, Mr. Chen is key to our operations as a founder. Accordingly, he has significant influence over our key decisions. This concentration of ownership and influence over our decision-making may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchased our ADSs in our initial public offering.

If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.

Due to the broad geographic scope of our operations, we are subject to numerous national, regional and local laws and regulations specific to the services we perform. If we fail to obtain or maintain the licenses and permits for conducting our primary real estate sales agency and consultancy services businesses required by law, the relevant governmental authorities may order us, or our relevant operating entities or branches offices, to suspend the related operations or impose upon us fines or other penalties. For example, currently, nine subsidiaries of our consolidated entity, namely, Qingdao Syswin Xing Ye Real Estate Brokerage Co. Ltd., or Qingdao Syswin, Guiyang Syswin Real Estate Brokerage Co. Ltd., or Guiyang Syswin, Yinchuan Syswin Xing Ye Real Estate Brokerage Co. Ltd., or Yinchuan Syswin, Shaanxi Syswin Xing Ye Real Estate Brokerage Co. Ltd., or Shaanxi Syswin, Hefei Syswin Real Estate Brokerage Co. Ltd., or Hefei Syswin, Changsha Syswin Real Estate Brokerage Co. Ltd., or Changsha Syswin, Wuhan Syswin Xing Ye Real Estate Brokerage Co. Ltd., or Wuhan Syswin, Wuxi Syswin Xing Ye Real Estate Brokerage Co. Ltd., or Wuxi Syswin and the Zhongshan Branch of Shenzhen Syswin Xing Ye Real Estate Brokerage Co. Ltd., or Shenzhen Syswin Zhongshan Branch, are not registered with their respective local regulatory authorities to conduct real estate sales agency and consultancy services businesses. We are in the process of obtaining the relevant registrations with local regulatory authorities for Guiyang Syswin, Yinchuan Syswin, Shaanxi Syswin, Hefei Syswin, Changsha Syswin, Wuhan Syswin, Wuxi Syswin and Shenzhen Syswin Zhongshan Branch. In addition, pursuant to our verbal consultation with the local real estate regulatory authority in Qingdao, Qingdao Syswin is not required to register with the regulatory authority in Qingdao to conduct real estate sales agency and consultancy services in

Qingdao. However, our understanding of these implementation practices adopted by local real estate regulatory authorities for the registration and licensing requirements is based on our verbal consultation with relevant authorities, rather than published rules, regulations or guidance. As a result, we cannot assure you that our understanding of such implementation practices is correct or such regulatory authorities will not change their implementation practices in respect of the registration and licensing process in the future. In addition, there is no assurance that we will be able to continue to obtain or renew the licenses as required in a timely manner, or at all. If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.

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

We are subject to risks related to litigation arising in connection with our sale of properties, and adverse litigation results may harm our reputation and results of operations.

As a licensed real estate services provider, we and our licensed employees are subject to statutory obligations not to sell properties that fail to meet the statutory sales conditions or provide false statements on the conditions of any property in any advertisement. We must present potential buyers with relevant sales permits of the properties and the related letter of authorization. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased the properties from us, which in turn could harm our reputation and results of operations.

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

When preparing our consolidated financial statements for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, we noted one material weakness in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

In our initial public offering prospectus filed with the SEC on November 24, 2010 and our annual report for the year ended December 31, 2010 filed with the SEC on May 3, 2011, we disclosed that our management and our independent registered public accounting firm had reported to our board of directors that a material weakness in our internal control over financial reporting existed as of December 31, 2009 and December 31, 2010, respectively.

Management and our independent registered public accounting firm, as part of their audit of our consolidated financial statements for the year ended December 31, 2011, have performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 in accordance with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the related rules as promulgated by the SEC and reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2011.  The material weakness identified in our internal control over financial reporting related to a lack of sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our controls did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts, including, but not limited to, business combination and goodwill impairment assessment.

As of December 31, 2011, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, which were designed to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were not effective mainly because of the material weakness described above.

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

Substantially all of our current operations are conducted through both our operating subsidiary in China and through our contractual arrangements with Syswin Xing Ye, our consolidated entity, and its shareholders in China. The applicable PRC regulations currently restrict foreign investment of companies that engage in primary real estate sales agency and consultancy services businesses. For a description of these regulations, see “Item 4.A. Information on the Company—Business Overview—Regulations—Restrictions on Foreign Investment in Real Estate Sales Agency and Consultancy Businesses.” Due to such restrictions, we conduct our real estate sales agency and consultancy businesses through Syswin Xing Ye, our consolidated entity. Syswin Xing Ye and its subsidiaries, other than Qingdao Syswin, Guiyang Syswin, Yinchuan Syswin, Shaanxi Syswin, Hefei Syswin, Changsha Syswin, Wuhan Syswin, Wuxi Syswin and Shenzhen Syswin Zhongshan Branch, have obtained all necessary licenses and permits from the PRC government to engage in real estate sales agency and consultancy services businesses. Qingdao Syswin, Guiyang Syswin, Yinchuan Syswin, Shaanxi Syswin, Hefei Syswin, Changsha Syswin, Wuhan Syswin, Wuxi Syswin and Shenzhen Syswin Zhongshan Branch currently are not registered with the local regulatory authorities to conduct real estate agency and consultancy services. See “Risk Factor—Risks Related to Our Business and Industry—If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.” The business scope of our PRC subsidiary, Syswin Zhi Di, as prescribed in its business license issued by the PRC government, includes software development, information technology management support, computer system services, data analysis, application software services, intellectual property services, enterprise management services, and economic information services. As part of our contractual arrangements with Syswin Xing Ye, Syswin Zhi Di provides technology, marketing and general management consultation services to Syswin Xing Ye. While such consultation services are within Syswin Zhi Di’s business scope, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services. For more details on how the services provided by Syswin Zhi Di correspond to the business scope under its license, see “Item 4.C. Information on the Company—Organizational Structure—Exclusive technology consulting and service agreements.”

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

The imposition of any of these penalties would materially impair our ability to conduct our business, as well as have a material adverse effect on our financial condition and results of operations. In many cases, existing regulations with regard to investments from foreign investors in the primary real estate sales agency and consultancy industry lack detailed implementing rules and operational procedures, and are subject to interpretation, which may change over time. In addition, most of these regulations have not been interpreted by the relevant authorities in circumstances similar to our corporate structure. Accordingly, uncertainties exist on how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted and the interpretation of existing regulations may change, any of which could have a material and adverse effect on business, financial condition and results of operations.

We rely on contractual arrangements with our consolidated entity and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

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

Mr. Chen, one of the beneficial owners of our consolidated entity, is also a director of our consolidated entity as well as our company. Conflicts of interest between his different roles may arise. In addition, Mr. Chen’s and Mr. Hongbing Tao’s equity interests in our company have been diluted as a result of our initial public offering, and may be further diluted in the case of any additional equity issuance, hence heightening the potential of conflicts of interest. We cannot assure you that when conflicts of interest arise, shareholders of our consolidated entity will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the consolidated entity that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the consolidated entity and receive economic benefits from it. If we cannot resolve any conflicts of interests or disputes between us and any of the shareholders of the consolidated entity, we would have to rely on legal proceedings, and may have to incur substantial costs and resources to seek legal remedies including specific performance or injunctive relief, and claiming damages the outcome of which is uncertain and which could be disruptive to our business. Mr. Chen is crucial to our operations, and any conflict with him could result in loss of our key management.

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

We conduct substantially all of our business operations in China. As the real estate sector is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. In 2008 and 2009, in response to the global financial crisis, the PRC government loosened such requirements. However, in order to cool down the overheating property market and address the increasing inflation concerns, in 2010 and 2011, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and the benchmark deposit and lending interest rates, to control the growth of the PRC economy. Since late 2011, the PRC government has begun to loosen restrictions on lending by reducing the People’s Bank of China’s statutory deposit reserve ratio. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the real estate market in China, which could materially and adversely affect our business.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements are relatively new and are often changing, and their interpretation and enforcement involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all. An inability to obtain such permits or authorizations may have a material adverse effect on our business, financial condition and results of operations.

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

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC entities. We rely principally on dividends and other distributions on equity by our subsidiary in China for our cash requirements, including for the service of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings, which are mainly derived from the service fees from Syswin Xing Ye. We do not hold any equity interest in, but are deemed as primary beneficiary of, Syswin Xing Ye as a result of our contractual arrangements. Current PRC regulations permit our subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China and Syswin Xing Ye are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. Under PRC law, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such subsidiary is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Our PRC subsidiary, Syswin Zhi Di, was established in July 2010, and has not set aside any amount for such statutory reserve. As a result, any future dividend or distribution that Syswin Zhi Di may declare or make is subject to such statutory reserve requirement until such reserve reaches 50% of its registered capital of RMB289.6 million as well as any employee welfare fund contributions made at the discretion of its board of directors.

Syswin Xing Ye is required to set aside a portion of its after-tax profits to fund a statutory reserve and employee welfare fund and enterprise expansion fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Syswin Xing Ye set aside RMB12.6 million, RMB15.1 million and RMB6.0 million statutory reserve in 2009, 2010 and 2011, respectively. Furthermore, if our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiary to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. During the three years ended December 31, 2011, all of our revenue was in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from State Administration of Foreign Exchange by complying with certain procedural requirements. Approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Although these regulatory requirements are administrative formalities and free of charge, the time required to complete the required procedures may vary significantly based on the circumstances of each case. This could affect the ability of our PRC subsidiary to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Circular 142 requires a foreign-invested company to apply with a commercial bank regarding the conversion of foreign currencies into Renminbi. The commercial bank is required to review documents submitted by the foreign-invested company to verify that the usage of the converted Renminbi is within the business scope as prescribed in the business license of the applicant. Once the usage is verified by the commercial bank, the foreign exchange may be converted into Renminbi. No approval by any governmental authority in the PRC is required for such currency conversion. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering, including the net proceeds we have transferred to Syswin Zhi Di, to Syswin Xing Ye, our consolidated entity, through our subsidiary in China. This in turn may adversely affect the business expansion of our consolidated entity as we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated entities in the PRC.

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

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. As our costs and expenses are mostly denominated in RMB, a resumption of the appreciation of the RMB against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and consolidated entities in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material adverse effect on the market price of our ADSs and your investment. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

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

On December 24, 2011, the PRC National Development and Reform Commission of China and the Ministry of Commerce of China jointly promulgated the amended Foreign Investment Industrial Guidance Catalogue, or the Catalogue, which came into effect on January 30, 2012. According to the Catalogue, real estate sales agency and consultancy companies are classified to be in the restricted category of foreign investment industries. It may be difficult or take a long time for us to obtain any approvals from the Ministry of Commerce or its local branch in order to establish any subsidiary in China to engage in real estate sales agency and consultancy businesses in the future. We cannot assure you that, if we are required to seek such approvals in the future, we will be able to obtain them from the Ministry of Commerce or its local branch on a timely basis, or at all.

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

Additional sales of our ordinary shares in the market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2012, we had 193,275,000 ordinary shares outstanding, all of which have become available for sale as the applicable lock-up period relating to our initial public offering expired on May 23, 2010, subject to volume and other restrictions as applicable under Rule 144 under the U.S. Securities Act of 1993, as amended, or U.S. Securities Act. Of the 193,275,000 shares, Mr. Chen and China Rebro Limited, our two largest shareholders, held 142,772,468 shares as of March 31, 2012. To the extent a substantial number of ordinary shares are sold into the market, particularly by our two largest shareholders, or the market perceives that such sale could occur, the market price of our ADSs could decline.

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

A holder of ADSs may exercise its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our amended and restated memorandum of association and articles of association, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out in the deposit agreement) received by the depositary from you will lapse. The depositary will have no obligation to demand voting on a poll basis with respect to any resolution and will have no liability to any holder of ADS for not having demanded voting on a poll basis. In addition, the depositary will, if so requested in writing by us, represent all the ordinary shares (whether or not voting instructions have been received in respect of such ordinary shares from you as of the record date) for the purpose of establishing quorum at a meeting of shareholders.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. While not free from doubt, we do not believe we have been a PFIC in the fiscal year ending December 31, 2011. However, based on our current balance sheet and market capitalization, the likelihood that we would become a PFIC in 2012 has increased as compared to 2011. In addition, if we are not treated as owning the stock of the consolidated entities for the purpose of determining whether we are a PFIC, we would likely be treated as a PFIC for our current taxable year and subsequent taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—10.E. Taxation—Material United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds such ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—10.E. Taxation—Material United States Federal Tax Considerations.”

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

If we cannot meet the New York Stock Exchange continued listing requirements, the New York Stock Exchange may delist our ADSs.

Our ADSs are currently listed on the New York Stock Exchange. On January 18, 2012, the New York Stock Exchange has notified us that our company has fallen below the New York Stock Exchange’s continued listing standard that requires a minimum average closing price of $1.00 per share over 30 consecutive trading days. In accordance with applicable rules in Sections 801 and 802 of the New York Stock Exchange Listed Company Manual, our company has six months from the date of its receipt of the New York Stock Exchange notice to regain compliance with the minimum share price rule.

We have notified the New York Stock Exchange our intention to cure this deficiency within the prescribed timeframe. Our security will continue to be listed and traded on the New York Stock Exchange, subject to compliance with other New York Stock Exchange continued listing standards. We are currently in compliance with all other New York Stock Exchange continued listing standards. However, if we are unable to regain compliance with the minimum share price within the prescribed timeframe or maintain compliance with other New York Stock Exchange criteria for continued listing, our ADSs would be subject to delisting. A delisting of our ADSs could negatively impact us by, among other things, reducing the liquidity and market price of our ADSs; reducing the number of investors willing to hold or acquire our ADSs, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage for the Company; and limiting our ability to issue additional securities or obtain additional financing in the future. See “Item 9. The Offer and

Listing — Offer and Listing Details — The New York Stock Exchange Continued Listing Standards”.

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

Syswin Xing Ye was incorporated as a limited liability company in the PRC on November 2, 2004. Upon its incorporation, Mr. Chen held a 68% equity interest in Syswin Xing Ye through an investment vehicle he beneficially owned and held a 20% equity interest in Syswin Xing Ye through an entity in which he held the controlling interest and Mr. Guoping Li, another individual, held the remaining equity interest. The remaining 12% equity interest in Syswin Xing Ye was held by Mr. Jian Liang, an unrelated third party. Mr. Chen became the sole beneficial owner of Syswin Xing Ye in 2006 after he acquired all the minority interests from Mr. Guoping Li and Mr. Jian Liang. In October and December 2007, Mr. Chen transferred to Mr. Hongbing Tao, or Mr. Tao, an aggregate of 3% equity interest in Syswin Xing Ye for a total consideration of RMB0.6 million.

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

In July and August 2010, in contemplation of our initial public offering, we undertook a corporate restructuring. Upon the completion of our corporate restructuring, Brilliant Strategy Limited, a company with limited liability incorporated in the British Virgin Islands and wholly owned by Mr. Chen, CDH Investments and Mr. Tao held 78.29%, 19.29%, and 2.42% equity interest in our company, respectively. In July 2010, we issued 19.29% of our ordinary shares to China Rebro Limited, or CDH Investments, which represented the same percentage ownership of Qingling Company Limited in Syswin Xing Ye. CDH Investments is wholly owned by CDH China Fund III, L.P. Due to restrictions under PRC law on foreign investment in primary real estate sales agency and consultancy businesses, we entered into a series of contractual arrangements with Syswin Xing Ye and its shareholders on August 4, 2010, which resulted in the transfer of the effective control in Syswin Xing Ye from its shareholders to us. As part of the contractual arrangements, each shareholder of Syswin Xing Ye irrevocably authorized Syswin Zhi Di, to exercise its shareholder rights regarding Syswin Xing Ye. See “Item 4. Information on the Company—C. Organizational Structure.”

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

On January 11, 2011, our consolidated entity, Syswin Xing Ye, entered into an equity transfer agreement with Fantasia Holdings Group Co., Limited, or Fantasia, a company listed on the Hong Kong Stock Exchange, and Ms. Ying Lu to acquire 92% of the total equity interest in Shenzhen Xingyan Real Estate Consulting Co., Ltd., or Shenzhen Xingyan, a PRC-incorporated company providing primary real estate agency services primarily in Southern China and Western China, for an aggregate consideration of RMB23.0 million. Immediately prior to such acquisition, Shenzhen Xingyan was 85% owned by a wholly-owned subsidiary of Fantasia and 15% owned by Ms. Ying Lu. The equity transfer was completed on February 13, 2011, and the total consideration for the acquisition had been paid in installments and the last installment was paid on January 11, 2012. Immediately after such acquisition, Shenzhen Xingyan was 92% owned by Syswin Xing Ye and 8% owned by Ms. Ying Lu. Shenzhen Xingyan changed its name to Shenzhen Syswin Xing Ye Real Estate Brokerage Company Limited, or Shenzhen Syswin, on February 21, 2011. On June 19, 2011, Syswin Xing Ye entered into an equity transfer agreement with Ms. Ying Lu to acquire 8% of the equity interest in the Chengdu branch of Shenzhen Syswin for a consideration of RMB2.56 million. On February 23, 2012, Syswin Xing Ye entered into an equity transfer agreement with Ms. Ying Lu to acquire the remaining 8% of the total equity interest in Shenzhen Syswin for a consideration of RMB0.8 million.

Due to restrictions under PRC law on foreign investment in primary real estate sales agency and consultancy businesses, we operate our business primarily through our consolidated entity and its subsidiaries in China. We do not hold equity interests in our consolidated entity. However, through a series of contractual arrangements with such consolidated entity and its shareholders, we, among other things, effectively exercise control over, and derive substantially all of the economic benefits from, such consolidated entity. See “Item 4. Information on the Company—C. Organizational Structure.”

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

We began focusing on providing primary real estate services in the second half of 2004, initially in Beijing and, capitalizing on our experience and capabilities gained in Beijing, have expanded our geographic scope of business.  We currently have operations in 28 cities throughout China.

The number of our developer clients increased from 36 in 2009 to 54 in 2010 and 98 in 2011, and the number of our projects increased from 68 in 2009 to 98 in 2010 and 204 in 2011. During the same period, our aggregate gross floor area of properties sold increased from 2,858 thousand square meters in 2009 to 4,344 thousand square meters in 2010 and 5,368 thousand square meters in 2011, and our aggregate transaction value increased from RMB29.7 billion in 2009 to RMB50.0 billion in 2010 and RMB57.5 billion in 2011. Our net revenue increased from RMB432.7 million in 2009 to RMB629.0 million in 2010, and decreased to RMB594.6 million in 2011. Net income attributable to SYSWIN Inc.’s ordinary shareholders increased from RMB152.4 million in 2009 to RMB189.6 million in 2010, and decreased to RMB7.5 million in 2011.

Our Services

We provide primary real estate services in China to property and land developers with a focus on residential properties. We operate in two business lines: real estate sales agency services and real estate consultancy services. Our real estate sales agency services accounted for 97.1%, 96.8% and 94.4% of total net revenue for the years ended December 31, 2009, 2010 and 2011, respectively. We disposed of our secondary real estate brokerage service business to Mr. Chen in August 2010.

We currently have operations in 28 cities in China, with locations illustrated in the map below.

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

	For the Year Ended December 31,
	2009	2010	2011
Aggregate gross floor area of properties sold (in thousands of square meters)	2,858	4,344	5,368
Aggregate transaction value of properties sold (in billions of RMB)	29.7	50.0	57.5

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

We generally receive a fixed percentage of aggregate value of the property transactions to which we provide sales agency services as base commission. Certain property developers offer a progressive structure for the base commission based on the progress made on the property sales. From time to time, our developer clients pay us certain bonus commissions, or bonus compensation for properties sold beyond certain pre-agreed selling prices. In limited circumstances, we agree with our developer clients to undertake the overall project marketing and promotion activities and to pay all the expenses incurred in this regard prior to and during the project sales. In return, our developer clients pay us supplemental commissions, generally calculated as a percentage of the aggregate value of properties sold. As our scale of operations and national network continue to expand, our brand recognition continues to strengthen and our scope of services continues to grow, we expect our bargaining power for bonus commissions to increase.

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

In 2010, we established presence in Shanghai, Hangzhou and Nanjing, as part of our operation expansion in the Yangtze River Delta region. Furthermore, we acquired Shenzhen Xingyan Real Estate Consulting Co., Ltd. in 2011 with operations in Chengdu, Hefei, Shenzhen, Dongguan, Zhongshan and Huizhou, and continued our nationwide expansion into Southern China.

In 2009, 2010 and 2011, we derived approximately 74.6%, 71.7% and 53.8% of our total net revenue, respectively, from Beijing Region. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry— Our net revenue is concentrated in the market of Beijing Region. Any significant downturn in real estate market of Beijing Region will materially and adversely affect our results of operations” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations.

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

In 2009, 2010 and 2011, our largest five clients, all of which were property developers, accounted for approximately 72.2%, 66.3% and 60.3%, respectively, of our total net revenue from sales agency services. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Description of Certain Line Items—Net Revenue.”

The table below sets forth, for the periods indicated, information relating to the number and aggregate gross floor area sold of the projects of our largest developer clients, based on the total net revenue from sales agency services derived from such clients.

	For the Year Ended December 31,
	2009				2010				2011
	(In thousands of square meters, except percentages)
	Number	% of total	Aggregate GFA	% of total	Number	% of total	Aggregate GFA	% of total	Number	% of total	Aggregate GFA	% of total
Largest Client	1	1%	54	2%	1	1%	24	1%	3	1%	83	2%
Second Largest Client	4	6	225	8	14	14	1,122	26	26	13	1,376	26
Third Largest Client	11	16	731	26	3	3	170	4	11	5	322	6
Fourth Largest Client	3	4	305	11	6	6	295	7	4	2	80	1
Fifth Largest Client	12	18	176	6	2	2	224	5	10	5	369	7
Other clients	37	55	1,367	47	72	74	2,509	57	150	74	3,138	58
Total	68	100%	2,858	100%	98	100%	4,344	100%	204	100%	5,368	100%

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

The development of our WBS system has facilitated our management’s efforts to supervise and manage our projects and ensure a high level of service quality consistency across projects as we expand into new markets.

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

We upgrade our CRM system on an ongoing basis to adopt newly developed or improved analytical tools to monitor our business operations. Our CRM system has enabled us to analyze and present up-to-date market, financial and operating data to our management team and sales professionals and helped us keep abreast of and capitalize on significant market trends and developments, thereby improving our sales efficiency.

Our Contract Pipeline

Our contract pipeline as of a specified date represents the aggregate gross floor area of the properties for which we have been engaged to provide sales agency services but have not yet recognized revenue as of such date based on the respective agency agreements. As of December 31, 2011, our contract pipeline amount was 28.3 million square meters, compared to 21.0 million square meters as of December 31, 2010. See Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our contract pipeline may not be indicative of our future results of operations.”  For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Specific Factors Affecting Our Financial Condition and Operating Results—Contract Pipeline.”

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

Sales and Marketing

Our commission structures and arrangements

Commission structures of our projects, which are set out in our written sales agency agreements with our developer clients, generally consist of a base commission and, on some projects, a bonus commission. Occasionally, our commissions also include a supplemental commission. From time to time, we may agree to the quality assurance retention money or performance bond arrangements as part of our strategy to meet the demands of our developer clients for a high level of service quality throughout the sales cycles of their projects. The following is a brief description of these types of commission structures:

•                  Base commission.  Base commission is calculated as a fixed percentage of aggregate value of the property transactions to which we provide sales agency services. A number of property developers offer a progressive structure of base commissions based on the sales progress in terms of value or volume of properties sold.

•                  Bonus commission.  Bonus commission is a bonus compensation that property developers pay for properties sold beyond certain pre-agreed selling prices. Bonus commission is calculated as a percentage of the property transaction value exceeding a base transaction value calculated using a pre-determined average selling price. Occasionally, our sales agency agreements provide for a progressive bonus commission rate structure based on average selling price of properties sold.

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

The three major participants in the primary real estate service market in China are E-house (China) Holdings Limited with primary markets in eastern China and based in Shanghai; World Union Properties Consulting Co., Limited with primary markets in southern China and based in Shenzhen; and us with primary markets in Northern China and based in Beijing. All three participants are seeking to expand their operations nationally. In addition to these national competitors, we also compete with local participants in each of the 28 cities in which we have established operations. For example, in Beijing, we also compete with B.A. Consulting and the local operations of Centaline Property Agency Limited.

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

Our consolidated entity, Syswin Xing Ye, and its subsidiaries, other than Qingdao Syswin, Guiyang Syswin, Yinchuan Syswin, Shaanxi Syswin, Hefei Syswin, Changsha Syswin, Wuhan Syswin, Wuxi Syswin and Shenzhen Syswin Zhongshan Branch, have obtained all necessary licenses and permits from the PRC government to engage in the real estate sales agency and consultancy services businesses. The business scope of our PRC subsidiary, Syswin Zhi Di, as prescribed in its business license issued by the PRC government, includes software development, information technology management support, computer system services, data analysis, application software services, intellectual property services, enterprise management services, and economic information services. As part of our contractual arrangements with Syswin Xing Ye, Syswin Zhi Di provides technology, marketing and general management consultation services to Syswin Xing Ye in accordance with the business scope under its license. For more details on how the services provided by Syswin Zhi Di correspond to the business scope under its license, see “Item 4. Information on the Company—C. Organizational Structure.” As advised by Commerce & Finance Law Offices, our PRC legal counsel, these businesses and services are not real estate sales agency and consultancy services and do not require a license or permit for conducting real estate sales agency and consultancy services. As a result, except as otherwise described above, we have duly obtained all necessary regulatory approvals from the PRC government authorities to engage in our real estate sales agency and consultancy services business. However, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our PRC businesses do not comply with PRC governmental restrictions on foreign investment in businesses involved in primary real estate sales agency and consultancy services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to restructure our operations.”

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

Pursuant to the Service Charges Circular, commission rates for real estate transactions should be between 0.5% and 2.5% of the transaction value for sales agency services provided on a non-exclusive basis, and be no more than 3% of the transaction value for sales agency services provided on an exclusive basis. Local governments are authorized to adopt more specific limitations within these statutory limitations. For example, the local government authorities in Beijing adopted local administrative rules to restrict the commissions to be between 0.5% to 2.5% of the transaction value for sales agency services provided on a non-exclusive basis and to be no more than 2.8% of the transaction value for sales agency services provided on an exclusive basis. In Chongqing, commissions for real property transactions may not exceed 2% of the transaction value. In addition to base commissions, a number of our engagements are structured to include possible supplemental and bonus commissions, which, if aggregated with our base commissions, may yield an effective overall commission rate that exceed the statutory limitation. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—We may be subject to administrative fines or penalties in the event that the relevant PRC government authorities determine that we are in violation of the statutory limitation on real estate sales agency commission rates.”

Restrictions on Foreign Investment in Real Estate Sales Agency and Consultancy Businesses

The Catalogue of Industries for Guiding Foreign Investment, or the Guiding Catalogue, first promulgated on June 20, 1995 and as latest amended by the NDRC and the MOC, on December 24, 2011 and effective on January 30, 2012, divides the industries for foreign investment into three categories: encouraged, restricted and prohibited, and those not set forth in the Guiding Catalogue are the industries in which foreign investment is permitted. Real estate sales agency and brokerage fall within the restricted category with respect to foreign investment, which means foreign investment in such industry, which can be conducted either by setting up a new wholly owned enterprise, or WFOE, or a joint venture with a Chinese partner, or by merger and acquisition of domestic enterprises engaged in such business, is subject to approvals from PRC government authorities at a higher level compared to foreign investments in encouraged and permitted industries.

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

In accordance with the Company Law, the registered capital of a limited liability company must be the total amount of the capital contributions subscribed by all the shareholders that have registered with SAIC or its local branches. The minimum amount of registered capital of a limited liability company must be RMB30,000, unless otherwise prescribed by laws or administrative regulations. The capital contributions can be made in cash or non-cash properties with at least 30% of the registered capital being contributed in cash.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, consolidated entity and its major subsidiaries.

Mr. Chen[1]
CDH Investments
Mr. Tao
Sino-Ocean Land Holdings Limited
SouFun Holdings Limited
Public Shareholders
58.41%
15.46%
1.94%
2.96%
1.48%
19.75%
SYSWIN Inc. (Cayman Islands)
100%
SYSWIN Limited (Hong Kong)
Shareholders of Syswin Xing Ye [2]
100%
Beijing Syswin Zhi Di Technology Company Limited "Syswin Zhi Di") (PRC)
Beijing Syswin Xing Ye Real Estate Brokerage Company Limited ("Syswin Xing Ye") (PRC)
Beijing Syswin Zhi Di Real Estate Consulting Company Limited ("Syswin Consulting") (PRC)
100%
Tianjin Syswin Xing Ye Real Estate Brokerage Company Limited ("Tianjin Syswin") (PRC)
100%
Hohhot Syswin Real Estate Consulting Company Limited ("Hohhot Syswin") (PRC)
100%
Guiyang Syswin Real Estate Brokerage Company Limited ("Guiyang Syswin") (PRC)
100%
Yantai Syswin Real Estate Brokerage Company Limited ("Yantai Syswin") (PRC)
100%
Qingdao Syswin Xing Ye Real Estate Brokerage Company Limited ("Qingdao Syswin") (PRC)
100%
Jinan Syswin Real Estate Brokerage Company Limited ("Jinan Syswin") (PRC)
100%
Chongqing Syswin Real Estate Brokerage Company Limited ("Chongqing Syswin") (PRC)
100%
Shenyang Syswin Xing Ye Real Estate Brokerage Company Limited ("Shenyang Syswin") (PRC)
100%
Yinchuan Syswin Xing Ye Real Estate Brokerage Company Limited ("Yinchuan Syswin") (PRC)
100%
Chengdu Syswin Real Estate Brokerage Company Limited ("Chengdu Syswin") (PRC)
100%
Dalian Syswin Real Estate Brokerage Company Limited ("Dalian Syswin") (PRC)
100%
Equity Interest
Contractual Arrangement
Suzhou Syswin Real Estate Brokerage Company Limited ("Suzhou Syswin") (PRC)
100%
Shanxi Syswin Xing Ye Real Estate Brokerage Company Limited ("Shanxi Syswin") (PRC)
100%
Beijing Syswin Jia Ye Real Estate Brokerage Company Limited ("Syswin Jia Ye") (PRC)
100%
Nanjing Syswin Xing Ye Real Estate Brokerage Company Limited ("Nanjing Syswin") (PRC)
100%
Hangzhou Syswin Real Estate Brokerage Company Limited ("Hangzhou Syswin") (PRC)
100%
Shanghai Syswin Real Estate Brokerage Company Limited ("Shanghai Syswin") (PRC)
100%
Wuhan Syswin Xing Ye Real Estate Brokerage Company Limited ("Wuhan Syswin") (PRC)
100%
Changsha Syswin Real Estate Brokerage Company Limited ("Changsha Syswin") (PRC)
100%
Wuxi Syswin Xing Ye Real Estate Brokerage Company Limited ("Wuxi Syswin") (PRC)
100%
Hefei Syswin Real Estate Brokerage Company Limited ("Hefei Syswin") (PRC)
100%
Shaanxi Syswin Xing Ye Real Estate Brokerage Company Limited ("Shaanxi Syswin") (PRC)
100%
Shenzhen Syswin Xing Ye Real Estate Brokerage Company Limited[3] ("Shenzhen Syswin") (PRC)
92%

Notes:

(1)          Held through Brilliant Strategy Limited, a company with limited liability incorporated in the British Virgin Islands and wholly owned by Mr. Chen.

(2)          Consisting of Mr. Chen, Qingling Company Limited and Mr. Tao, holding 78.29%, 19.29% and 2.42% equity interest in Syswin Xing

Ye, respectively.

(3)          Formerly known as Shenzhen Xingyan Real Estate Consulting Co., Ltd. The company changed its name to Shenzhen Syswin Xing Ye Real Estate Brokerage Company Limited on February 21, 2011.

Due to restrictions under PRC law on foreign investment in primary real estate sales agency and consultancy businesses, we currently conduct substantially all of our operations in China through Syswin Xing Ye, our consolidated entity, and its subsidiaries. Syswin Xing Ye and its subsidiaries, other than Qingdao Syswin, Guiyang Syswin, Yinchuan Syswin, Shaanxi Syswin, Hefei Syswin, Changsha Syswin, Wuhan Syswin, Wuxi Syswin and Shenzhen Syswin Zhongshan Branch, have obtained all necessary licenses and permits from the PRC government to engage in real estate sales agency and consultancy services businesses. Qingdao Syswin, Guiyang Syswin, Yinchuan Syswin, Shaanxi Syswin, Hefei Syswin, Changsha Syswin, Wuhan Syswin, Wuxi Syswin and Shenzhen Syswin Zhongshan Branch currently are not registered with the local regulatory authorities to conduct real estate agency and consultancy services. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.” Except as otherwise described above, we have duly obtained all necessary regulatory approvals from the PRC government authorities to engage in our real estate sales agency and consultancy services business. See “—B. Business Overview—Regulation” for further information on the necessary regulatory approvals.

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

As a result of our corporate restructuring and these contractual arrangements, we are the primary beneficiary of Syswin Xing Ye and its subsidiaries, and treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Syswin Xing Ye and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Accordingly, we refer to Syswin Xing Ye and its subsidiaries as our “consolidated entities.” As a result of consolidating the financial results of Syswin Xing Ye, 100% of our net revenue during three years ended December 31, 2011 was derived from Syswin Xing Ye and its subsidiaries.

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

• information technology services • information technology services • intellectual property services
• Management training and technology consulting service on business management process, project management and client management.	• management support • enterprise management services
Marketing Consulting Services
• Marketing resources, including but not limited to, client lists, distribution channels	• intellectual property services

Services Provided	Corresponding Business within Syswin Zhi Di’s Business Scope

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

As advised by Commerce & Finance Law Offices, these businesses and services are not real estate sales agency and consultancy services and do not require a license or permit for conducting real estate sales agency and consultancy services. However, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our PRC businesses do not comply with PRC governmental restrictions on foreign investment in businesses involved in primary real estate sales agency and consultancy services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to restructure our operations.” Syswin Xing Ye has agreed to pay quarterly service fees to Syswin Zhi Di, which amount will be unilaterally decided by Syswin Zhi Di. This agreement is valid for ten years and will be automatically extended for additional ten-year terms upon expiration unless both parties agree to terminate the agreement.

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

D. Property, Plant and Equipment

Our headquarters are located in Beijing, China. For our headquarters office spaces, we lease a portion of the Syswin Building with an aggregate gross floor area of 7,118 square meters from a related party entity controlled by Mr. Chen. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Mr. Chen—Purchase of services.” In addition, we own an office space of 540 square meters in Tianjin and occupy an aggregate of approximately 13,605 square meters of leased space for our local operations in other cities in China.

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

Overview

We are a leading primary real estate service provider in China based on transaction value of properties sold, brand recognition and geographic presence. We primarily provide real estate sales agency services to property developers relating to new residential properties, with our net revenue derived from sales agency services representing 97.1%, 96.8% and 94.4%, respectively, of our total net revenue for 2009, 2010 and 2011. Our aggregate transaction value of properties sold was RMB29.7 billion, RMB50.0 billion and RMB57.5 billion, and our aggregate gross floor area of properties sold was 2,858 thousand square meters, 4,344 thousand square meters and 5,368 thousand square meters, respectively, for 2009, 2010 and 2011. The number of our developer clients increased from 36 in 2009 to 54 in 2010 and 98 in 2011, and the number of our projects increased from 68 in 2009 to 98 in 2010 and 204 in 2011. We also provide real estate consultancy services, which include project consultancy services offered to developer clients and primary land development consultancy and agency services provided to primary land developers. We began focusing on providing primary real estate services in the second half of 2004, initially in the Beijing market. Capitalizing on our experience and capabilities gained in Beijing, we have replicated our success in a number of other markets, including Tianjin, Qingdao, Chengdu, Chongqing and Dalian.

For 2009, 2010 and 2011, our total net revenue totaled RMB432.7 million, RMB629.0 million and RMB594.6 million, respectively, and our net income totaled RMB152.4 million, RMB189.6 million and RMB7.3 million, respectively.

Recent Developments

Material Weakness in Internal Control over Financial Reporting

In our initial public offering prospectus, filed with the SEC on November 24, 2010 and our annual report for the year ended December 31, 2010 filed with the SEC on May 3, 2011, we disclosed that our management and our independent registered public accounting firm had reported to our board of directors that a material weakness in our internal control over financial reporting existed as of December 31, 2009 and December 31, 2010, respectively. A material weakness is defined by the standards issued by the U.S. Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management and our independent registered public accounting firm, as part of their audit of our consolidated financial statements for the year ended December 31, 2011, have performed an evaluation of our internal control over financial reporting as of December 31, 2011 in accordance with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the related rules as promulgated by the SEC, and reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2011. See “Item 15 Controls and Procedures.” The material weakness identified in our internal control over financial reporting related to a lack of sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our controls did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts, including, but not limited to, business combination and goodwill impairment assessment.

As of December 31, 2011, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, which were designed to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2011, our disclosure controls and procedures were not effective mainly because of the material weakness described above.

In response to the material weakness described above, we have performed additional analysis and other procedures, including additional management reviews to ensure the accuracy of financial reporting contained in this Annual Report. We have also expanded our training programs for our new and existing accounting staff on U.S. GAAP financial statement preparation and reporting. Furthermore, we have enhanced the headquarters’ supervision and control of the financial reporting of our consolidated entity and its subsidiaries, including holding quarterly accounting meetings and conducting monthly audit of important accounting line items.

We plan to take additional measures to improve our internal control over financial reporting. These measures include (i) providing internal accounting and financial reporting training for our existing accounting personnel at the headquarters and at our consolidated entity and its subsidiaries, (ii) providing external training related to U.S. GAAP for our core accounting and financial reporting team, (iii) further enhancing our supervision and control of the financial reporting of our consolidated entity and its subsidiaries, (iv) strengthening the existing financial reporting and internal control procedure, and (v) increasing the level of interaction among our management, audit committee, independent registered public accounting firm and other external advisors. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. The measures we intend to take in the future may be insufficient to remediate the material weakness noted by our management and our independent registered public accounting firm and to avoid potential future material weaknesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—When preparing our consolidated financial statements for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, we noted one material weakness in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results on a timely basis may be impaired, which could adversely impact investor confidence and the market price of our ADSs.”

New York Stock Exchange Continued Listing Standards

On January 18, 2012, the New York Stock Exchange has notified us that our company has fallen below the New York Stock Exchange’s continued listing standard that requires a minimum average closing price of $1.00 per share over 30 consecutive trading days. In accordance with applicable rules in Sections 801 and 802 of the New York Stock Exchange Listed Company Manual, our company has six months from the date of its receipt of the New York Stock Exchange notice to regain compliance with the minimum share price rule. Our company has notified the New York Stock Exchange its intention to cure this deficiency within the prescribed timeframe. See “Item 9. The Offer and Listing — Offer and Listing Details — The New York Stock Exchange Continued Listing Standards”.

Senior Management’s Stock Repurchase Plan

In March 2012, Our Board approved the adoption by Mr. Chen, our Director and Chief Executive Officer, of an ADS repurchase program. Under such ADS repurchase program, Mr. Chen, through Brilliant Strategy Limited, may repurchase up to US$2.0 million of our ADSs on the open market from time to time, at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a Rule 10b5-1 plan or otherwise. The timing and extent of any purchases depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases”

A. Operating Results

General Factors Affecting Our Financial Condition and Operating Results

Our financial condition and operating results are subject to general economic conditions and conditions affecting the primary real estate services industry in general, which include, among others:

•                  Trends in China’s real estate market.  Our business depends substantially on the conditions of the real estate market in China. Social, political, economic and other factors, however, may contribute to short-term fluctuations in its development. In particular, the PRC government has adopted a series of measures since April 2010 to cool down the property market. Later in 2010 and in early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. Such measures and policies by the government have negatively affected the real estate market and caused a significant reduction in transactions in the real estate market. While these measures and policies remain in effect, it is expected that they may continue to depress the real estate market, dissuade potential home buyers from making purchases, reduce transaction volume and cause a decline in average selling prices. These measures have significantly and negatively affected our results of operations in 2010 and 2011. Our net revenue decreased by RMB34.4 million, or 5.5%, from RMB629.0 million in 2010 to RMB594.6 million in 2011; our overall effective commission rate decreased from 1.2% in 2010 to 1.0% in 2011; and our net income decreased by RMB182.3 million, or 96.2%, from RMB189.6 million in 2010 to RMB7.3 million in 2011. As a result, the price of our ADSs also declined significantly during the same period. See “Item 3.D. Key Information—Risk Factors—Risks Related to our Business and Industry—Recent contractionary government measures have had a significant adverse effect on our revenue, profitability and other aspects of our operating results, as well as our stock price.” and “Item 5. Operating and Financial Review and Prospects—Recent Developments—New Governmental Policies and Regulatory Measures Restricting Real Estate Business Activities in China.”

•                  Market penetration of sales agency services.  The use of sales agency services is a relatively recent development in China’s primary real estate market. Penetration rates of sales agency services in China increased significantly in recent years but remain relatively low. In particular, the real estate development industry in China is experiencing a trend of increasing concentration, with China’s top 100 developers gaining market share. We believe that these large developers are increasingly relying on sales agency service providers for sales. As a result, we expect penetration of sales agency services in China’s primary real estate market to continue to increase.

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

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was negative 0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

Specific Factors Affecting Our Financial Condition and Operating Results

Our operations are organized through operating entities located in each of the 28 cities in China where we have business operations. The overall operating results of our company largely reflect the development cycle and operating and financial performance of each of our subsidiaries in these cities. In addition, our financial condition and results of operations are also affected by the changes in our commission rates, our costs, expenses and profit margins and our contract pipeline.

Development cycle of our markets

Our business is organized as operating entities in major cities, mostly provincial capitals or otherwise well-developed economic centers in China, where our markets are located. We began focusing on providing primary real estate services in the second half of 2004, initially in the Beijing market. In 2009, 2010 and 2011, we entered two, three and eleven new cities, respectively. Based on the business development stage of our markets, our markets can be broadly grouped into one of four categories:

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

The following table sets forth the current grouping of our markets broadly based on the above criteria for the periods indicated.

	2009	2010	2011
Category1 markets	Beijing	Beijing	Beijing, Qinhuangdao, Tangshan
Category2 markets	Hohhot, Tianjin	Chengdu, Chongqing, Qingdao, Tianjin, Hohhot, Dalian, Yantai, Yinchuan	Chengdu, Chongqing, Qingdao, Tianjin, Hohhot, Dalian, Yantai, Yinchuan
Category3 markets	Chengdu, Chongqing, Dalian, Guiyang, Jinan, Qingdao, Yantai, Yinchuan	Guiyang, Jinan, Shenyang, Suzhou, Taiyuan	Guiyang, Jinan, Shenyang, Suzhou, Taiyuan
Category4 markets	Shenyang, Suzhou, Taiyuan	Hangzhou, Shanghai, Nanjing	Hangzhou, Shanghai, Nanjing, Shenzhen, Hefei, Huizhou, Dongguan, Xi’an, Wuxi, Changsha, Wuhan, Zhongshan

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

Changes in commission rates

Commission structures of our projects, which are set out in our written sales agency agreements with our developer clients, generally consist of a base commission, and, on some projects, an bonus commission. Occasionally, our commissions also include a supplemental commission. Our effective commission rate was 1.4%, 1.2% and 1.0% in 2009, 2010 and 2011, respectively. Excluding the Guo’ao Project, our single largest project in terms of revenue contributions during each of the years ended December 31, 2009, 2010 and 2011, our effective commission rate would have been 1.0%, 1.0% and 0.8% in 2009, 2010 and 2011, respectively.

Revenue from commissions is recognized when (i) the relevant property purchase contract between our developer client and the property buyer becomes unconditional or irrevocable, (ii) our services as stipulated in the agency agreements have been rendered, and (iii) with respect to bonus commissions, when we achieve the performance target. See “—Descriptions of Certain Line Items—Net Revenue—Real estate sales agency services” and “—Critical Accounting Policies—Revenue recognition.”

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

Base commission rate negotiations on a particular project may reflect the expected pace of sales for the project as well as the experience and capabilities of the developer client in property development activities. As the real estate market has been subject to the restrictive policies and regulations of the PRC government since 2010, the base commission rate offered by same developer clients declined as they expect a slower pace of sales for the projects. In addition, for the projects that have a progressive structure of base commissions, since the property sales volume did not reach the threshold amount, we are unable to reach the higher threshold in the next progressive rate. In 2009, 2010 and 2011, our effective base commission rate was 0.9%, 0.9% and 0.8%, respectively. Based on our contract pipeline as of December 31, 2011, we expect our base commission rate levels to remain stable in the foreseeable future.

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

We will also seek to selectively enter into new markets. Historically, we have derived relatively high profits and profit margins from markets that we classify as categories 1 and 2, even calculated solely based on base commission. For example, in our Qingdao, Chengdu and Chongqing markets, in which we received only base commissions in 2011, our gross margin in 2011 was 56.1%, 39.4% and 39.2%, respectively. In the future, we will continue to seek to drive the operating results of our markets in the first and second categories as well as the number of markets that progress into these categories in any period. See also “—Development cycle of our markets.”

Bonus commissions

Bonus commissions are bonus compensation property developers offer to sales agency service providers for properties sold beyond certain pre-agreed selling prices. Bonus commission is calculated as a percentage of the property transaction value exceeding a base transaction value calculated using a pre-determined average selling price, which we believe represents property developers’ anticipated selling price based on their market estimates. Occasionally, our sales agency agreements provide for a progressive bonus commission rate structure based on the average selling price of properties sold, under which a higher percentage applies when a pre-agreed average selling price threshold is achieved.

Bonus commission arrangements are widely adopted in the primary real estate service industry. Under these arrangements, sales agency service providers are provided with the opportunity to share the property developers’ increased profit as a result of the higher average selling price of properties sold. Developers are benefited from the enhanced profitability as a result of higher property sales prices exceeding the expected prices based on market estimate.

As our developer clients expect that the property sales value and volume, as well as the average selling prices, will decrease and remain at a lower level due to the measures and policies of the PRC government to curb the rise of housing prices, they offered less projects with bonus commission arrangements. As a result, our bonus commission accounted for 17.3% of our total net revenue in 2011, as compared to 23.7% in 2010.

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

Our profitability on a project with such structure may vary significantly, depending on the reputation of the property developer and the characteristics of the project, as well as our ability to efficiently manage the project marketing and promotion efforts in addition to our project sales efforts. During the period between January 1, 2009 and December 31, 2011, and including the projects we had entered into as of December 31, 2011, we had a total of two projects adopting the supplemental commission structure. Our supplemental commissions accounted for 0.8% of our total net revenue in 2011, as compared to 2.1% in 2010.

Quality assurance retention money and performance bond arrangements

From time to time, we may agree to quality assurance retention money or performance bond arrangements. The adoption of any such arrangement is negotiated on a case-by-case basis, and is not necessarily linked to any commission structure. Our willingness to agree to quality assurance retention money arrangements and performance bond arrangements in general reflects our strategy to meet the demands of our developer clients for a high level of service quality throughout the sales cycles of their projects. Quality assurance retention money and performance bond arrangements, including the amounts of retention money and performance bond, are among a number of commercial terms subject to sales agency agreement negotiation. Other principal terms subject to negotiation may include base commission rate and the existence and amount of bonus commission.

In 2009, 2010 and 2011, we did not experience any non-payment or material delay in the release of performance bond or payment of quality assurance retention money payable to us. All of our performance bonds generally have been released within three months of becoming due, and all of our quality assurance retention money generally has been paid within one to three months of becoming due. We do not enter into any title-sharing arrangements with our developer clients. In the event that any performance bond or retention money becomes payable but is not duly paid by our clients, we expect to resort to negotiation, mediation or other available legal remedies. We do not have residual rights on the properties we are engaged to sell.

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

In 2009, 2010 and 2011, we had 16, 29 and 81 projects out of 68, 98 and 204 projects, respectively, which adopted such quality assurance retention money arrangements. We expect the number of projects with quality assurance retention money arrangements to continue to increase as our business continues to expand.

In 2009, 2010 and 2011, our commissions that were treated as quality assurance retention money amounted to approximately RMB52 million, RMB47 million and RMB31 million, respectively. Of these amounts, we have recognized as revenue and collected approximately RMB34 million, RMB28 million and RMB1 million, respectively, by December 31, 2011. As of December 31, 2009, 2010 and 2011, we had outstanding quality assurance retention money of approximately RMB68 million, RMB103 million and RMB51 million, respectively, based on which we expected to recognize additional revenue upon satisfaction of pre-agreed conditions. The increase in outstanding quality assurance retention money from December 31, 2009 to December 31, 2010 primarily reflected an increase in revenue derived from sales of existing projects adopting quality assurance retention money arrangements, as well as an increase in the number of projects adopting such arrangements. The decrease in outstanding quality assurance retention money from December 31, 2010 to December 31, 2011 primarily reflected the recognition as revenue and collection of an aggregate amount of RMB76 million of quality assurance retention money relating to the Guo’ao Project. Of our quality assurance retention money outstanding as of December 31, 2011, RMB4 million, RMB16 million and RMB31 million were incurred in 2009, 2010 and 2011, respectively.

The quality assurance retention money relating to the Guo’ao Project accounted for 87.1%, 73.8% and 14.1%, respectively, of our total outstanding quality assurance retention money as of December 31, 2009, 2010 and 2011. As of December 31, 2011, our outstanding quality assurance retention money related to the Guo’ao Project amounted to RMB7 million, all of which was incurred in 2011.

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

In 2009, 2010 and 2011, the performance bond we paid amounted to RMB0.5 million, RMB16.1 million and RMB59.2 million, respectively. Of these amounts, RMB0.5 million, RMB0.4 million and RMB50.2 million have become due as a result of our satisfaction of the pre-determined criteria by December 31, 2011. By December 31, 2011, we have fully collected such due amounts of an aggregate of RMB51.1 million in performance bond. As of December 31, 2011, our performance bonds balance amounted to RMB32.3 million, which included the performance bond of RMB7.8 million we paid prior to 2009, RMB15.5 million we paid in 2010 and RMB9.0 million we paid in 2011. Out of such performance bonds balance, RMB0.2 million of performance bond we paid prior to 2009 has become due a result of our satisfaction of the pre-determined criteria by December 31, 2011. By December 31, 2011, we have not yet collected such due amount. Historically, all of our performance bonds generally have been released within three months of becoming due.

The Guo’ao Project

The Guo’ao Project was our single largest project in terms of revenue contributions during the three years ended December 31, 2011. The Guo’ao Project consisted of properties used as the Olympic Village during the Beijing 2008 Olympic Games. We began working on the Guo’ao Project in 2005, which was two years prior to the expected commencement of sales. Furthermore, because the Olympic Village was expected to serve as dormitories for the athletes during the Olympic Games, properties in the Guo’ao Project were deliverable to the property buyers only after the Olympic Games. In addition, we agreed to use a base price that is significantly higher than the prices of properties in the surrounding area for the purpose of calculating our bonus commissions, and agreed to further raise such base price in 2008 as a result of the appreciation of the average selling price of the Guo’ao Project. We also committed to assist our developer client in the timely collection of sales proceeds from property sales. In addition, we (i) prepaid RMB3.0 million in the form of a performance bond ahead of sales commencement to guarantee the project’s average selling price and our service quality, (ii) undertook the project’s overall marketing and promotion starting in 2005, two years ahead of the project sales commencement, and incurred a cumulative sales and marketing cost of RMB48.4 million from January 1, 2009 to December 31, 2011, (iii) provided nearly 100 employees to assist our developer client in promotional and welcoming services during the Beijing 2008 Olympic Games, and (iv) agreed to our developer client’s retention of quality assurance retention money to guarantee our service quality, which amounted to a total of RMB7.2 million as of December 31, 2011. Under the project sales agency agreement, the developer client is entitled to deduct any loss from the quality assurance retention money as a result of our default under the agreement, including, among others, (i) any property sold at a price lower than that approved by the developer client; (ii) any promotional event not pre-approved by the developer client; or (iii) any failure to maintain confidentiality of project information. A significant portion of such quality assurance retention money, represented by bonus commissions, becomes payable three months after the dispatch of property delivery notices on the final phase of the Guo’ao Project. The remaining portion, represented by base commissions and supplemental commissions, becomes payable upon the developer client’s confirmation of our satisfaction of pre-agreed volume and average selling price of properties sold. We expect the property developer of the Guo’ao Project to dispatch the property delivery notices on the final phase of the Guo’ao Project and to confirm our satisfaction of the pre-agreed volume and average selling price of properties sold by September 2012. As such, we expect to receive the commissions represented by quality assurance retention money of the Guo’ao Project by the end of 2012. As compensation for our significant financial and managerial commitment, the risks undertaken, as well as our successful promotion of the Guo’ao Project, we recognized revenue of RMB135.4 million, RMB94.1 million and RMB94.6 million as bonus and supplemental commissions in 2009, 2010 and 2011, respectively. As the project comes to a conclusion, we expect that we will no longer benefit from the higher commission rates and gross margins from this project in future periods. Our net revenue from this project as a percentage of our total net revenue will decline as we continue to diversify our client base. See “Item 3.D. Key Information—Risks Related to

Our Business and Industry—If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions.”

Cost, expenses and profit margins

Our business is organized as operating entities in major cities in China where our markets are located. A majority of our cost of revenue in an operating entity consists of staff costs, office and leasing costs and other project-related costs, which amounts vary based on our scale of operations in that city. These costs increased in prior periods as we expanded our operations and are expected to remain relatively stable as we focus on optimizing our operational efficiency and enhancing profitability.

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

Our transaction volume in the near future is largely affected by the level of our contract pipeline, and our long-term growth potential and competitiveness are significantly affected by our ability to increase our contract pipeline. As of December 31, 2009, 2010 and 2011, our contract pipeline amount was 8.5 million square meters, 21.0 million square meters and 28.3 million square meters, respectively. The aggregate gross floor area of properties newly contracted during 2009, 2010 and 2011, was 4.8 million square meters, 16.8 million square meters and 12.7 million square meters, respectively. The increase in our contract pipeline amount reflects our geographical expansion in recent years coupled with our increasing ability to promote our services to our existing and new clients. In addition, a significant portion of our pipeline contracts is with our key clients.

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

	For the Year Ended December 31,
	2009		2010		2011
	RMB	% of total net revenue	RMB	% of total net revenue	RMB	% of total net revenue
	(In thousands, except percentages)
Real estate sales agency services	420,074	97.1%	608,705	96.8%	561,546	94.4%
Real estate consultancy services	12,662	2.9	20,317	3.2	33,073	5.6
Total net revenue	432,736	100.0%	629,022	100.0%	594,619	100.0%

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

Real estate sales agency services

Our real estate sales agency services accounted for 97.1%, 96.8% and 94.4% of total net revenue for the years ended December 31, 2009, 2010 and 2011, respectively. We expect that real estate sales agency services to continue to represent a substantial majority of our total net revenue for the foreseeable future.

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

Bonus commissions represent the commissions that would be earned if certain performance targets we pre-agreed with the developer clients have been achieved. Similar to base commissions and supplemental commissions, we recognize the revenue when the relevant purchase contracts between the property developers and property buyers become unconditional or irrevocable and we have achieved the performance targets.

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

Our primary market has been Beijing Region during the three years ended December 31, 2011. Our net revenue derived from sales agency services in the market of Beijing Region decreased by 31.0% from 2010 to 2011. As a result of our effort to expand geographically, we entered two new cities in 2009, three new cities in 2010 and eleven new cities in 2011. Our net revenue derived from the markets outside of Beijing Region as a percentage of our total net revenue from the sales agency services business increased to 27.7% in 2010 and 45.9% in 2011, as compared to 25.3% in 2009. See “—Results of Operations.”

The table below sets forth our net revenue derived from the sales agency services business for our single largest client, our five largest clients and our other clients, for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	Net revenue	% of total net revenue	Net revenue	% of total net revenue	Net revenue	% of total net revenue
	(In thousands of RMB, except percentages)
Single largest client	151,785	36.1%	105,041	17.3%	106,064	18.9%
Second through fifth largest clients	151,578	36.1	298,376	49.0	232,323	41.4
Other clients	116,711	27.8	205,288	33.7	223,159	39.7
Total	420,074	100.0%	608,705	100.0%	561,546	100.0%

Our single largest client during each of the three years ended December 31, 2011 was Guo’ao Investment Company and Development Co., Ltd., the property developer of the Guo’ao Project. In 2009, 2010 and 2011, for our sales agency services business, we had an aggregate of 36, 54 and 98 developer clients, respectively.

Real estate consultancy services

For our real estate consultancy services business, we primarily provide project consultancy services to property developers, such as project planning services and overall sales and marketing consultancy services, and earn service fees for these project consultancy services. From time to time, we also provide primary land development consultancy and agency services to primary land developers, and earn fees and commissions for our services. Net revenue for real estate consultancy services accounted for 2.9%, 3.2% and 5.6% of our total net revenue for the years ended December 31, 2009, 2010 and 2011, respectively. The table below sets forth the components of our net revenue derived from real estate consultancy services for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	Net revenue	% of total net revenue	Net revenue	% of total net revenue	Net revenue	% of total net revenue
	(In thousands of RMB, except percentages)
Project consultancy services	11,089	87.6%	16,604	81.7%	21,918	66.3%
Primary land development consultancy and agency services	1,573	12.4	3,713	18.3	11,155	33.7
Total	12,662	100.0%	20,317	100.0%	33,073	100.0%

Cost of revenue

Our cost of revenue primarily consists of staff costs, leasing and office expenses, and marketing and promotion expenses incurred in connection with the development projects to which we are engaged to provide sales agency services. Staff costs primarily consist of base compensation, incentive-based compensation and benefits paid to our sales professionals and other staff for sales agency services. Our staff costs, which are generally the largest component of our cost of revenue, represented 69.2%, 75.5% and 79.7% of our cost of revenue for the years ended December 31, 2009, 2010 and 2011, respectively. The increase in staff cost primarily reflected the increase in our head count as we expanded into more cities. For those projects of which we are contractually responsible for project promotion and advertising costs, we include the project-related costs in our cost of revenue. Our overall cost of revenue amounted to 30.3%, 31.4% and 51.6% of net revenue for the years ended December 31, 2009, 2010 and 2011, respectively. Excluding the net revenue and cost of revenue attributable to the Guo’ao Project, our cost of revenue would have represented 37.0%, 32.8% and 60.6% of our net revenue in 2009, 2010 and 2011, respectively.

Selling, marketing and administrative expenses

Our selling, marketing and administrative expenses primarily consist of staff costs, marketing and promotion expenses, traveling and transportation expenses as well as office and leasing expenses incurred in connection with our general marketing and planning activities as well as our expenses incurred as a result of our back-office support functions, such as legal, human resources and accounting departments at our headquarters. Staff costs, which are generally the largest component of our selling, marketing and administrative expenses, represented 51.9%, 53.7% and 49.9% of our total selling, marketing and administrative expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Selling, marketing and administrative expenses amounted to 19.5%, 24.1% and 44.0% of our net revenue for the years ended December 31, 2009, 2010 and 2011, respectively.

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

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Rules. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. According to the arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). Our subsidiary in China is wholly owned by an entity registered in Hong Kong. Dividends from our PRC subsidiary to our subsidiary in Hong Kong are subject to a withholding tax at the rate of 5%, subject to the approval of the tax authorities in the PRC. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Dividends payable to us by our PRC subsidiary and gain on sale of our ADSs or shares may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the Corporate Income Tax Law.” In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. Since we intend to reinvest earnings to further expand our businesses, our subsidiary in China does not intend to declare dividends to its immediate foreign holding company in foreseeable future. Accordingly, we did not record any withholding tax on the retained earnings of our subsidiary in China for the period from July 13, 2010, when our subsidiary in China was incorporated, to December 31, 2011.

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

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, goodwill, property and equipment, impairment of long-lived assets, accounts receivable and allowance for doubtful accounts, and income taxes represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

The bonus commissions represent the commissions would be earned if certain performance targets we pre-agreed with the developer clients have been achieved. Similar to the base commissions and supplemental commissions, we recognize the revenue when the relevant purchase contracts between the property developers and property buyers become unconditional or irrevocable and we have achieved the performance targets.

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

Secondary real estate brokerage services

We provide brokerage business services, and recognize revenue upon execution of a transaction agreement between the buyer/lessee and the seller/lesser for which we act as the broker. In August 2010, we disposed the secondary real estate brokerage business, and accounted for the disposal as discontinued operation.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment on an annual basis and between annual tests in certain circumstances. The performance of the goodwill impairment test involves a two-step process. The first step involves comparing the fair value of our reporting units to their carrying values, including goodwill. We generally determines the fair value of a reporting unit using the income approach, which is based on the present value of estimated future cash flows, or the market approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill will be recorded.

The total amount of goodwill was assigned to the reporting unit of Shenzhen Syswin, which we acquired in February 2011. Based on our annual goodwill assessment at September 30, 2011, there was no impairment of goodwill.

Based upon indicators of impairment in the fourth quarter of fiscal 2011, which included a significant decrease in market capitalization and a decline in recent operating results, we performed an interim impairment test as of December 31, 2011. Because the acquired business of Shenzhen Syswin has been integrated into our operations, we represent a single reporting unit as at December 31, 2011 for goodwill impairment test. The first step test resulted in the determination that the fair value of our reporting unit was less than the carrying value of its net assets, including goodwill. The fair value of our reporting unit is determined based on quoted market prices and a control premium which is based on a detailed analysis considering factors as industry, market, economic, and others that market participants typically take into account when determining the fair value of the entity. As a result of the second step test, we estimated the implied fair value of the goodwill compared to carrying amounts and recorded an impairment charge of RMB8.3 million to fully impair goodwill of RMB8.3 million. The goodwill charge has been recorded in administrative expenses in the statements of operations.

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

Impairment of long-lived assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss to the excess of the carrying amount over the fair value of the assets. Determination of recoverability is based on estimates and changes in these estimates and assumptions could materially impact our financial position and results of operations. No impairment of long-lived assets was recognized for years ended December 31, 2009, 2010 and 2011, respectively.

Accounts receivable and allowance for doubtful accounts

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

Recent Accounting Pronouncements

In May 2011, the FASB issued revised guidance on “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We are currently evaluating the potential impact, if any, on our consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. We expect that the adoption of these standards will not have any significant impact on our consolidated financial statements.

In September 2011, the FASB revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specified that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. We expect that the adoption of this standard will not have any significant impact on our consolidated financial statements.

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specified that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affected all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. We are currently evaluating the potential impact, if any, on our consolidated financial statements of adopting this guidance.

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

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of total net revenue	Amount	% of total net revenue	Amount	% of total net revenue
	(In thousands of RMB, except percentages)
Net revenue	432,736	100.0%	629,022	100.0%	594,619	100.0%
Cost of revenue	(131,193)	(30.3)	(197,619)	(31.4)	(307,056)	(51.6)
Gross profit	301,543	69.7	431,403	68.6	287,563	48.4
Selling, marketing and administrative expenses	(84,545)	(19.5)	(151,724)	(24.1)	(261,373)	(44.0)
Other operating income, net	1,480	0.3	3,662	0.6	4,261	0.7
Income from operations	218,478	50.5	283,341	45.0	30,451	5.1
Interest expenses	(147)	(0.0)	—	—	—	—
Interest income	864	0.2	2,340	0.4	5,507	0.9
Foreign currency exchange loss	(576)	(0.1)	(1,486)	(0.2)	(13,651)	(2.3)
Other (expenses) / income, net	(195)	(0.0)	(467)	(0.1)	2,597	0.4
Income from continuing operations before income tax	218,424	50.5	283,728	45.1	24,904	4.2
Income tax	(53,968)	(12.5)	(74,088)	(11.8)	(17,649)	(3.0)
Income from continuing operations	164,456	38.0	209,640	33.3	7,255	1.2
Loss from discontinued operations, net	(12,039)	(2.8)	(20,054)	(3.2)	—	—
Net income	152,417	35.2	189,586	30.1	7,255	1.2
Non-controlling interest	—	—	—	—	250	0.0
Net income attributable to Syswin Inc.’s ordinary shareholders	152,417	35.2	189,586	30.1	7,505	1.3
Amount attributable to Syswin Inc.’s ordinary shareholders
Income from continuing operations	164,456	38.0	209,640	33.3	7,505	1.3
Loss from discontinued operations, net	(12,039)	(2.8)	(20,054)	(3.2)	—	—
Net income attributable to Syswin Inc.’s ordinary shareholders	152,417	35.2%	189,586	30.1%	7,505	1.3%

The table below sets forth selected financial information and operating data relating to our sales agency services business for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
Number of cities	14	17	28

Net revenue (in thousands of RMB)
Beijing Region	313,793	439,977	303,705
Other cities	106,281	168,728	257,841
Total	420,074	608,705	561,546

Aggregate gross floor area of the properties sold (in thousands of square meters)
Beijing Region	1,323	1,772	1,462
Other cities	1,535	2,572	3,906
Total	2,858	4,344	5,368

Aggregate transaction value (in billions of RMB)
Beijing Region	19.0	30.1	23.6
Other cities	10.7	19.9	33.9
Total	29.7	50.0	57.5

Effective commission rates (%)
Beijing Region	1.7%	1.5%	1.3%
Other cities	1.0%	0.8%	0.8%
Overall	1.4%	1.2%	1.0%

Effective base commission rates (%)
Beijing Region	0.9%	1.0%	0.8%
Other cities	1.0%	0.8%	0.7%
Overall	0.9%	0.9%	0.8%

Number of projects
Beijing Region	34	42	51
Other cities	34	56	153
Total	68	98	204

Year ended December 31, 2011 compared to year ended December 31, 2010

Net revenue.  Our net revenue decreased by RMB34.4 million, from RMB629.0 million in the year ended December 31, 2010 to RMB594.6 million in the year ended December 31, 2011. The decrease primarily reflected a decrease in net revenue generated by our sales agency services.

Sales agency services.  Net revenue from our sales agency services decreased by RMB47.2 million, from RMB608.7 million in the year ended December 31, 2010 to RMB561.5 million in the year ended December 31, 2011. The decrease primarily reflected a decrease in the average selling price of properties sold as well as the effective commission rates.

The aggregate gross floor area of properties sold increased from 4,344 thousand square meters in the year ended December 31, 2010 to 5,368 thousand square meters in the year ended December 31, 2011. The increase primarily reflected a significant increase in aggregate gross floor area of properties sold in our markets outside of Beijing Region, and partially offset by a decrease in aggregate gross floor area of properties sold in Beijing Region. The aggregate gross floor area of properties sold in Beijing Region decreased from 1,772 thousand square meters in the year ended December 31, 2010 to 1,462 thousand square meters in the year ended December 31, 2011, which in turn reflected the PRC government’s policies to further regulate and control the real estate market, which resulted in a decrease in the transaction volume of home purchases. The aggregate gross floor area of properties sold in our markets outside of Beijing Region totaled 3,906 thousand square meters in the year ended December 31, 2011, representing a 51.9% increase compared to 2010, primarily reflecting a significant increase in aggregate gross floor area of properties sold in Tianjin, Qingdao, Chengdu and Chongqing in 2011.

The average selling price of the projects to which we provided sales agency services decreased from RMB11,505 per square meter in the year ended December 31, 2010 to RMB10,720 per square meter in the year ended December 31, 2011, primarily reflecting the increased sales in markets outside Beijing Region which has a lower average selling price per square meter.

Our aggregate transaction value of properties sold increased from RMB50.0 billion in the year ended December 31, 2010 to RMB57.5 billion in the year ended December 31, 2011, primarily reflecting the strong demand for real estate in the markets outside Beijing Region in 2011.

Our effective overall commission rates were 1.2% in year ended December 31, 2010 and 1.0% in the year ended December 31, 2011. Excluding the Guo’ao project, the effective overall commission rates in 2011 would have been 0.8% compared to 1.0% in 2010.

Our effective base commission rates were 0.9% in year ended December 31, 2010 and 0.8% in the year ended December 31, 2011.

Real estate consultancy services.  Net revenue from our real estate consultancy services increased by RMB12.8 million, or 62.8%, from RMB20.3 million in the year ended December 31, 2010 to RMB33.1 million in the year ended December 31, 2011, primarily due to the increase in the number of our land consultancy projects and pre-sale consultancy projects.

Cost of revenue.  Our cost of revenue increased by RMB109.4 million, or 55.4%, from RMB197.6 million in the year ended December 31, 2010 to RMB307.1 million in the year ended December 31, 2011. This increase primarily reflected an increase in staff costs, marketing and promotion services fees and rental expenses attributable to the Company’s expansion in the first half of 2011, partially offset by a decrease in our renovation expenses. In the year ended December 31, 2011, the number of our sales professionals and other staff increased as a result of our continued geographic expansion and future projects supporting. The increase in our marketing and promotion service fees primarily reflected, among others, an increase in the commissions that we paid to third parties for sales and marketing services provided for our projects. The decrease in renovation expenses primarily reflected a decrease in the expenses in connection with the Guo’ao Project in the year ended December 31, 2011 as the project comes to a conclusion.

Gross margin.  Our gross margin was 48.4% in the year ended December 31, 2011, as compared to gross margin of 68.6% in the year ended December 31, 2010. Excluding net revenue derived from, and cost of revenue incurred with respect to, the Guo’ao Project, our gross margin would have been 39.4% in the year ended December 31, 2011, as compared to 67.2% in the year ended December 31, 2010. Such decrease primarily reflected the significant increase in our staff costs due to our business expansion in 2011 and to a lesser extent the decrease in our effective commission rates.

Other operating income. Our other operating income was RMB4.3 million in the year ended December 31, 2011, as compared to RMB3.7 million in the year ended December 31, 2010. Our other operating income in 2010 and 2011 primarily included government grants we received from the local government in Beijing.

Selling, marketing and administrative expenses.  Our selling, marketing and administrative expenses increased by RMB109.6 million, or 72.3%, from RMB151.7 million in the year ended December 31, 2010 to RMB261.4 million in the year ended December 31, 2011. The increase primarily reflected (i) the increases in our staff costs, office rental expenses and depreciation of new facilities and equipment primarily due to the expansion of our business and (ii) the increase of provision for doubtful accounts. We also recognized an impairment of goodwill of RMB8.3 million in 2011.

Interest expenses.  We had no interest expenses in the two years ended December 31, 2011, as we did not have any borrowings in 2011 and 2010.

Interest income.  Our interest income increased by RMB3.2 million, from RMB2.3 million in the year ended December 31, 2010 to RMB5.5 million in the year ended December 31, 2011. The increase primarily reflected an increase in bank deposits, reflecting the deposit of proceeds from our initial public offering.

Foreign currency exchange loss.  Our foreign currency exchange loss increased by RMB12.2 million, from RMB1.5 million in the year ended December 31,2010 to RMB13.7 million in the year ended December 31, 2011. The increase primarily reflected the impact of the continued appreciation of the Renminbi against the U.S. dollar on the net proceeds in U.S. dollars from our initial public offering.

Other income/(expenses), net.  Our other income was RMB2.6 million in the year ended December 31, 2011 as compared to other expenses of RMB0.5 million in the year ended December 31, 2010. Our other income in 2011 primarily consisted of the refund from the depositary in connection with the establishment and maintenance of the ADS program. Our other expenses in 2010 primarily consisted of miscellaneous expenses such as donations and loss relating to withdrawal from projects.

Income tax.  Our income tax decreased by RMB56.4 million, from RMB74.1 million in the year ended December 31, 2010 to RMB17.6 million in the year ended December 31, 2011. Our effective tax rate was 70.9% in the year ended December 31, 2011, as compared to 26.1% in the year ended December 31, 2010. The significant increase in the effective tax rate was due to a decrease in income before tax and an increase in expenses not qualified for tax deductions, such as goodwill impairment loss, excess entertainment expenses, allowance for doubtful accounts and loss from the cancellation of debt due from Chuang Xin which, after continued communication with local tax authority in 2011, we believe that it is more likely than not that such loss will be non-deductible.

Income from continuing operations.  As a result of the foregoing, our net income from continuing operations decreased by RMB202.4 million, from RMB209.6 million in the year ended December 31, 2010 to RMB7.3 million in the year ended December 31, 2011.

Loss from discontinued operations, net.  We began operations of a secondary real estate brokerage services business in 2008, and transferred such business to entities controlled by Mr. Chen in August 2010. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Mr. Chen—Acquisitions and disposals.” We therefore had no net loss from discontinued operations for the year ended December 31, 2011, as compared to a net loss of RMB20.1 million for the year ended December 31, 2010.

Net income.  As a result of the foregoing, our net income decreased by RMB182.3 million, from RMB189.6 million in the year ended December 31, 2010 to RMB7.3 million in the year ended December 31, 2011.

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

The aggregate gross floor area of properties sold increased from 2,858 thousand square meters in the year ended December 31, 2009 to 4,344 thousand square meters in the year ended December 31, 2010. The increase primarily reflected a significant increase in aggregate gross floor area of properties sold in Beijing Region, from 1,323 thousand square meters in the year ended December 31, 2009 to 1,772 thousand square meters in the year ended December 31, 2010, which in turn reflected the continued increase in scale of our operations in Beijing Region. The increase in our aggregate gross floor area of properties sold also reflected a substantial increase in aggregate gross floor area of properties sold in our category 2 and 3 markets, primarily due to our continued effort to penetrate more deeply into these markets. The aggregate gross floor area of properties sold in our markets outside of Beijing Region totaled 2,572 thousand square meters in the year ended December 31, 2010, representing a 67.6% increase compared to 2009.

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

Other operating income. Our other operating income was RMB3.7 million in the year ended December 31, 2010, as compared to RMB1.5 million in the year ended December 31, 2009. Our other operating income in 2009 and 2010 primarily reflected the government grants we received from the local government in Beijing.

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

Interest expenses.  Our interest expenses amounted to RMB0.1 million in the year ended December 31, 2009. We had no interest expenses in the year ended December 31, 2010, as we did not have any borrowings in 2010.

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

Foreign currency exchange loss.  Our foreign currency exchange loss increased by RMB0.9 million, from RMB0.6 million in the year ended December 31, 2009 to RMB1.5 million in the year ended December 31, 2010. The increase primarily reflected the increase in our average foreign currency bank deposits, reflecting the net proceeds in U.S. dollars from our initial public offering in November 2010, and the continued appreciation of the Renminbi against the U.S. dollar.

Other expenses, net.  Our other expenses were RMB0.5 million in the year ended December 31, 2010, as compared to RMB0.2 million in the year ended December 31, 2009. Our other expenses in 2009 and 2010 primarily consisted of miscellaneous expenses such as donations and loss relating to withdrawal from projects.

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

B. Our Liquidity and Capital Resources

Through December 31, 2011, our principal sources of liquidity were cash generated from our operating activities. Our net cash generated from operating activities amounted to RMB158.9 million for the years ended December 31, 2010. Our net cash used in operating activities amounted to RMB68.8 million for the years ended December 31, 2011. As of December 31, 2010 and 2011, our cash and cash equivalents amounted to RMB581.8 million and RMB479.0 million, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and other short-term investments with high level of liquidity which are unrestricted as to withdrawal or use and which have maturities of three months or less. We currently anticipate that we will be able to meet our needs to fund operations for at least the current fiscal year with our operating cash flow and existing cash balances.

In January 2007, we entered into a property purchase agreement to acquire the Syswin Building from Beijing City Development Group Company, a property developer in Beijing. In contemplation of our initial public offering, as part of our restructuring, we terminated this purchase agreement in August 2010. As of the date of termination, the total consideration paid for the acquisition of the Syswin Building amounted to RMB114.6 million, which Beijing City Development Group Company refunded in August 2010. Mr. Chen acquired the Syswin Building through one of his investment entities and we entered into a lease agreement with such entity to lease a portion of the Syswin Building for our headquarters office space in August 2010. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Mr. Chen.”

Our working capital, calculated as the difference between current assets and current liabilities, as of December 31, 2010 and 2011, was RMB729.3 million and RMB696.1 million, respectively.

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

In 2009, 2010 and 2011, we, through Syswin Xing Ye, our consolidated entity, declared dividends of nil, RMB270.0 million and nil, respectively. During the same periods, calculating based on 154,875,000 shares, 154,875,000 shares and 193,275,000 shares, using the exchange rate as of each of the respective payment date, our dividend per share amounted to nil, RMB1.74 and nil, respectively. Since we intend to reinvest earnings in further expanding our business, we currently do not plan to declare dividends in 2012.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	(US$)
	(In thousands)
Net cash provided by (used in) operating activities	18,632	158,924	(68,826)	(10,935)
Net cash provided by (used in) investing activities	(27,311)	79,995	(29,901)	(4,751)
Net cash provided by (used in) financing activities	182,578	148,018	(4,037)	(641)
Net (decrease) increase in cash and equivalents	173,899	386,937	(102,764)	(16,327)
Cash and cash equivalents at the beginning of the period	20,929	194,828	581,765	92,433
Cash and cash equivalents at the end of the period	194,828	581,765	479,001	76,106

Operating activities

Net cash used in operating activities in the year ended December 31, 2011 was RMB68.8 million, which was primarily attributable to a net income of RMB7.3 million and an increase of RMB62.2 million in accounts receivable. The increase in accounts receivable reflected our developer clients’ delay in payment of our commission primarily due to a slow-down of their receipt of the purchase prices from home purchasers for properties sold as a result of the PRC government’s efforts to cool down the overheating property market and to curb excessive lending in the real estate industry.

Net cash provided by operating activities in the year ended December 31, 2010 was RMB158.9 million, which was primarily attributable to net income of RMB189.6 million, partially offset by changes in certain working capital accounts, which in turn primarily reflected an increase in accounts receivable of RMB79.0 million and a decrease of RMB60.0 million in accrued expenses and other current liabilities. The increase in accounts receivable reflected our increased sales in 2010 as compared to 2009. The decrease in accrued expenses and other current liabilities reflected settlement of payable for the Syswin Building offset in part by increased salary payable due to the increased sales in 2010.

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

We typically confirm our commission bills with our developer clients pursuant to a pre-agreed condition. Our developer clients generally confirm commission bills for the properties based on their progress in receiving the property purchase payment made by property buyers or commercial banks. There is generally a lag which lasts three to six months between the time we recognize revenue and the time we bill our developer clients for the related commissions. We have not experienced significant delay in payment between the time we bill our clients and the time we actually collect the commission. Our accounts receivable amounted to RMB238.5 million, RMB281.4 million and RMB366.1 million as of December 31, 2009, 2010 and 2011, respectively. We seek to collect our accounts receivable within six months; however, as the conditions of real estate market worsened in 2011 due to the PRC government’s policies to curb the rise of housing prices and excessive lending in the real estate industry, our developer clients generally delayed their payment of our commission due to a slow-down of their receipt of the purchase prices from home purchasers for properties sold, which resulted in an increase in the turnover days of our account receivables. The turnover days of our accounts receivable totaled 146 days, 151 days and 199 days in 2009, 2010 and 2011, respectively. Turnover days of our accounts receivable for any given period equals average accounts receivable divided by total net revenue and then multiplied by the number of days during the period. Average accounts receivable equals the arithmetic mean of the beginning and ending balances of accounts receivable during the period.

Investing activities

Net cash used in investing activities in the year ended December 31, 2011 was RMB29.9 million, which reflected the cost of RMB18.5 million in property and equipment purchased in connection with our business expansion and the consideration of RMB8.8 million paid for the acquisition of Shenzhen Xingyan, net of cash acquired.

Net cash generated from investing activities in the year ended December 31, 2010 was RMB80.0 million, which reflected the purchase price of the Syswin Building of RMB114.6 million that was refunded to us in August 2010, partially offset by the payments for purchases of property and equipment of RMB50.7 million. We terminated our purchase agreement relating to the Syswin Building and were refunded the purchase consideration of RMB114.6 million in August 2010. The purchases of property and equipment in the year ended December 31, 2010 reflected our payments for the acquisition of the Syswin Building prior to its disposal, as well as the purchase of office equipment and automobiles.

Net cash used in investing activities in 2009 was RMB27.3 million, which was primarily attributable to RMB31.8 million in payments for property and equipments, primarily including payments relating to the acquisition and renovation of the Syswin Building, partially offset by RMB5.0 million from release of restricted cash.

Financing activities

Net cash used in financing activities in the year ended December 31, 2011 was RMB4.0 million, primarily reflecting a cash outflow of RMB3.0 million in connection with dividend payment to shareholders.

Net cash provided by financing activities in the year ended December 31, 2010 was RMB148.0 million, reflecting a cash inflow of RMB400.8 million from the issuance of ordinary shares in November 2010, net of issuance costs, a cash outflow of RMB254.8 million in connection with dividend payment to shareholders, and a cash inflow from the capital injection of RMB2.0 million by Brilliant Strategy Limited, Mr. Tao and China Rebro Limited prior to our initial public offering.

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

F. Tabular Disclosure of Contractual Obligations

We have operating lease agreements that are principally for our administrative offices. These leases expire by 2016 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2010 and 2011 were RMB10.3 million and RMB23.7 million, respectively. The table below sets forth our future minimum lease payments under our operating leases agreements as of December 31, 2011.

(in thousands of RMB)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations	30,684	14,488	15,267	929	—

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

Name	Age	Position
Xiaoling Hu	42	Chairwoman of the Board of Directors
Liangsheng Chen	43	Director, Chief Executive Officer and President
Zhenghui Wei	44	Director
Xiaoya Zhang	50	Independent Director
Shulong Chu	55	Independent Director
Zelai Zhang	50	Independent Director
Ray Han	40	Chief Financial Officer
Peng Zhang	35	Vice President and General Manager of the North China region
Shi’en Liu	38	Assistant Vice President and General Manager of the South China rigion
Jianhua Liao	46	Assistant Vice President and General Manager of the West China region
Wu Ding	44	Chief client representative of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited

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

Mr. Ray Han has served as our chief financial officer since 2011. From 2009 to 2010, Mr. Han served as the Regional Director of Finance for VMware Inc. (NYSE: VMW), Greater China. From 2005 to 2009, he served as the Finance and Administration Director for Silicon Graphics Inc. (now Silicon Graphics International) Greater China region, the board of director of Silicon Graphics Hong Kong Limited and the Chief Representative of Silicon Graphics Inc. Beijing Representative Office. From 2003 to 2005, he served as the Finance and Administration Director for Mercury Interactive (now part of Hewlett-Packard) Greater China. From 2001 to 2003, Mr. Han was a Financial Controller of the Software Group of IBM Greater China. From 1998 to 2001, he served as the Financial Controller for Marconi Communications, China RELTEC business. From 1996 to 1998, Mr. Han was a senior associate at Arthur Andersen Certified Public Accountants. Mr. Han received his master’s degree in business administration from the Robert Smith School of Business, Maryland University and his bachelor’s degree in economic management from the Guanghua School of Management, Peking University.

Mr. Peng Zhang has served as the vice president and general manager of the North China region of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since 2012. He served various positions in Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since he joined us in 2003. From 1999 to 2003, Mr. Zhang served as the sales director and manager of sales department of Beijing Jinzhida Property Development Co., Ltd. Mr. Zhang received the diploma in real estate development and property management from the School of Adult Education, Peking University in 1998.

Mr. Shi’en Liu has served as the assistant-vice president, general manager of the department of strategic customer and general manager of the South China region of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since 2011. From 2003 to 2011, he served as the general manager of the Foshan branch of Shenzhen WorldUnion Properties Consultancy Co., Ltd. Mr. Liu received his bachelor’s degree in heating ventilating and air conditioning from Central South University Railway Institute (formerly known as Changsha Railway University) in 1997.

Mr. Jianhua Liao has served as the assistant-vice president and general manager of the West China region of Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since 2012. He served various positions in Beijing Syswin Xing Ye Real Estate Brokerage Company Limited since he joined us in 2008. From 2005 to 2008, he served as the general manager of the military customer department of UFIDA Software Co., Ltd. Mr. Liao received his diploma in philosophy from Sichuan University in 1989.

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

B. Compensation

For the year ended December 31, 2011, we paid an aggregate of approximately RMB6.3 million in cash compensation to our directors and executive officers which include an aggregate of approximately RMB0.6 million in cash compensation to our independent directors. Our PRC subsidiary as well as our consolidated entity and its subsidiaries are required by law to make contributions based on each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. The aggregate amount of such contributions we made with respect to our directors and executive officers for the year ended December 31, 2011 was RMB0.4 million. We have no service contracts with any of our directors providing for benefits upon termination of employment.

C. Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in the company by way of qualification. A director may, subject to any separate requirement for audit committee approval under applicable law or the listing rules of the New York Stock Exchange, and unless disqualified by the chairman of the relevant board meeting, vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company which are not, by the Companies Law or its amended and restated articles of association, required to be exercised by shareholders, including the power to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party.

Terms of Directors and Officers

Pursuant to our amended and restated articles of association, our board of directors is divided into three classes. At the second annual general meeting after the adoption of our articles, all Class A directors, including Xiaoya Zhang and Zelai Zhang, are expected to retire from office and be eligible for re-election. At the third annual general meeting after the adoption of our articles, all Class B directors, including Xiaoling Hu, Zhenghui Wei and Shulong Chu, are expected to retire from office and be eligible for re-election. At the fourth annual general meeting after the adoption of our amended and restated articles of association, all Class C directors, including but not limited to Liangsheng Chen, are expected to retire from office and be eligible for re-election. At each subsequent annual general meeting after the fourth annual general meeting after the adoption of our amended and restated articles of association, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) will retire from office by rotation. A retiring director is eligible for re-election. The directors to retire by rotation will include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire will be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment.

The office of a director shall be vacated if he resigns his office by notice in writing to our company, dies or becomes of unsound mind, is absent from board meetings for three consecutive meetings without special leave from our board and our board of directors resolves that his office be vacated, becomes bankrupt or makes any arrangement or composition with his creditors, or is removed from office pursuant to any provisions of our amended and restated articles of association (which includes removal by our shareholders). A director may be removed by a special resolution of our shareholders, which requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. There is no mandatory retirement age for directors.

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

D. Employees

We had 1,523, 2,566, and 3,855 employees as of December 31, 2009, 2010 and 2011, respectively, and historically have not employed a significant number of part-time employees. The following table sets forth the number of our employees by function as of the date indicated.

As of December 31, 2011
Sales professionals	2,087
Consultancy and planning	740
Quality control	446
General administration	198
Human resources	132
Financial and accounting	88
Operations	79
Marketing	64
Information technology	21
Total	3,855

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Our employees have not entered into any collective bargaining agreements.

E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” for details in relation to the share ownership of our directors and executive officers as of March 31, 2012.

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 31, 2012 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned
Name	Number(1)		Percent(1)
Directors and Executive Officers:
Xiaoling Hu	—		—
Liangsheng Chen(2)	112,897,468	(7)	58.41%
Zhenghui Wei	—		—
Xiaoya Zhang	—		—
Shulong Chu	—		—
Zelai Zhang	—		—
Ray Han	—		—
Peng Zhang	—		—
Shi’en Liu	—		—
Jianhua Liao	—		—
Wu Ding	—		—
All Directors and Executive Officers as a group	112,897,468		58.41%

5% and above Shareholders (3):
Brilliant Strategy Limited(4)	112,897,468	(7)	58.41%
JPMorgan Chase Bank, N.A. (5)	38,400,000		19.87%
China Rebro Limited(6)	29,875,000		15.46%

(1)          Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)          These ordinary shares are held through Brilliant Strategy Limited, a company with limited liability incorporated in the British Virgin Islands and wholly owned by Mr. Liangsheng Chen.

(3)          According to a beneficial ownership report on Schedule 13G filed on February 4, 2011 and the amendment thereto filed on January 31, 2012, Royce & Associates LLC beneficially owned 6.21% of our outstanding ordinary shares as of December 31, 2011. We have not independently confirmed this beneficial ownership information.

(4)          Brilliant Strategy Limited is a company with limited liability incorporated in the British Virgin Islands, wholly owned by Mr. Liangsheng Chen.

(5)          An owner of record for American depositary shares.

(6)          China Rebro Limited is wholly owned by CDH China Fund III, L.P., a Cayman Islands exempted limited partnership (“CDH Fund III”). CDH III Holdings Company Limited, a Cayman Islands exempted limited liability company (“CDH III Holdings”), is the general partner of CDH Fund III and has the power to direct CDH Fund III as to the voting and disposition of shares directly and indirectly held by CDH

Fund III. All decisions related to the voting and disposition of shares directly and indirectly held by CDH Fund III require approval by the investment committee of CDH III Holdings, which currently consists of Shangzhi Wu, Shuge Jiao and Xinlai Liu. Changes to the investment committee require the approval of the directors of CDH III Holdings. The directors of CDH III Holdings are nominated by the principal shareholders of CDH III Holdings, which consist of CZI II GP Holdings, L.P., Prowell Ventures Pte. Ltd., and China Diamond Holdings III, L.P. CZI II GP Holdings, L.P. is 99.48% owned by ZG Investments IV, LTD and 0.52% owned by Capital Z Employees II, L.P. ZG Investments IV, LTD is wholly owned by Zurich Financial Services, a publicly traded company. Capital Z Employees II, L.P. is controlled by senior members of its management / investment team. Prowell Ventures Pte. Ltd. is wholly owned by the Government of Singapore Investment Corporation (Ventures) Pte Ltd., and China Diamond Holdings III, L.P. is a British Virgin Islands limited partnership controlled by senior members of the CDH Fund III investment team. The business address for China Rebro Limited is Kinston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7)   In March 2012, Mr. Chen, through Brilliant Strategy Limited, adopted an ADS purchase program, under which Brilliant Strategy Limited may repurchase up to US$2.0 million of our ADSs pursuant to a Rule 10b5-1 plan. As of March 31, 2012, Brilliant Strategy Limited purchased 218,896 shares represented by 54,724 of our ADSs. As a result, the number of ordinary shares beneficially owned by Mr. Chen through Brilliant Strategy Limited is 112,897,468.

As part of China Rebro Limited’s investment in our company, Mr. Chen, Mr. Tao and China Rebro Limited agreed to certain share adjustments based on our 2011 financial performance. In the event that we successfully meet our required financial targets, China Rebro Limited will transfer up to 2.40% of its equity interest in us to Mr. Chen and Mr. Tao. However, in the event that we fail to meet our required financial targets, Mr. Chen and Mr. Tao will transfer up to an aggregate of 10.99% of their respective equity interests in us to China Rebro Limited. China Rebro Limited, Mr. Chen and Mr. Tao are currently under negotiation in connection with the terms and conditions with respect to the share adjustment.

As of March 31, 2012, there was one shareholder of record with an address in the United States, JPMorgan Chase Bank, N.A., holding 38,400,000 shares, representing 19.87% of our outstanding ordinary shares, as nominee for the ADR depositary.

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

Purchase of services

In September 2010, we entered into a series of agreements with Chuang Xin under which Chuang Xin would introduce potential property purchasers to us for a commission determined based on the transaction value of a successfully consummated purchase. We paid Chuang Xin RMB0.2 million for the year ended December 31, 2011.

A related party entity controlled by Mr. Chen provided certain property management and cleaning services to our office spaces and mock-up rooms. For the year ended December 31, 2011, total consideration paid for such services amounted to RMB1.2 million.

We acquired certain decoration services, including interior decoration services for our office spaces and mock-up rooms used for our sales projects, from a related party entity controlled by Mr. Chen. For the years ended December 31, 2011, total consideration we paid for such services amounted to RMB0.9 million.

We entered into a lease agreement with the related party entity controlled by Mr. Chen to lease back an aggregate gross floor area of 7,118 square meters of the building for our headquarters office spaces. The term of the lease is three years and expires on August 26, 2013. Under the agreement, the lessor granted us the preferential right to lease the relevant portion of the Syswin Building upon the expiration of such lease. For the year ended December 31, 2011 total consideration we paid for such lease amounted to RMB7.3 million.

Xiang Xi Mei Di Guo’ao project

Syswin International, a related party entity controlled by Mr. Chen, was one of the three joint developers of Xiang Xi Mei Di Guo’ao project in Yinchuan. In June 2011, in an effort to secure a sales agency agreement for this project, we paid RMB5.7 million to improve the landscape of the project as the cost for project-related marketing and promotion activities as we expected to enter into a sales agency agreement with supplemental commission arrangements for this project. The project has been suspended since early 2012. On March 30, 2012, we entered into an arrangement with Syswin International under which Syswin International made a deposit of RMB5.7 million to us, and we are entitled to keep such deposit until we are engaged as the sales agent for this project. To date, we have not entered into any sales agency agreement in connection with this project.

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

Cancellation of Capital Injection Agreement with Shareholders

In September 2010, our then shareholders agreed to invest US$2.4 million in us to fund the operations of Syswin Zhi Di with each shareholder obligated to invest an amount in proportion to its equity interest in us at the time. Pursuant to this agreement, in October 12, 2010, we received US$0.3 million. In light of the original intent of the agreement and the then current circumstances, we have since decided to amend the agreement to cancel the shareholders’ obligations to invest the remaining amount. Accordingly, on April 5, 2011, we entered into an amended agreement with the shareholders, as approved by our board of directors.

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

Dividend Policy

Syswin Xing Ye, our consolidated entity, distributed dividends in the amount of RMB20.0 million and RMB106.0 million in 2007 and 2008, respectively. In addition, in August 2010, Syswin Xing Ye declared a dividend of RMB270.0 million, of which RMB257.8 million has been paid as of December 31, 2011 and the remaining RMB12.2 million has been paid in February 2012. Since we intend to reinvest earnings in further expanding our business, we currently do not plan to declare dividends in 2012.

As we are a holding company, we rely, in part, on dividends paid to us by our subsidiary in China for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such subsidiary is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund and enterprise expansion fund, although the amount to be set aside, if any, is determined at the discretion of the board. These reserves may not be distributed as cash dividends. Our PRC subsidiary, Syswin Zhi Di, was established in July 2010, and has not set aside any amount for such statutory reserve. As a result, any future dividend or distribution that Syswin Zhi Di may declare or make is subject to such statutory reserve requirement until such reserve reaches 50% of its registered capital of RMB289.6 million, as well as any employee welfare fund contribution made at the discretion of its board of directors. The amounts set aside pursuant to the applicable PRC laws and regulations by Syswin Xing Ye amounted to RMB12.6 million, RMB15.1 million and RMB6.0 million in 2009, 2010 and 2011, respectively. Further, if our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

The following table sets forth, for the periods indicated, the high and low trading prices per ADS of our ADSs on the New York Stock Exchange:

	Trading Price (US$)
	High	Low
Year ended December 31,
2010	6.75	5.73
2011	8.15	0.87

2010
4th Quarter (from November 24, 2010)	6.75	5.73
2011
1st Quarter	8.15	4.55
2nd Quarter	6.41	2.80
3rd Quarter	3.30	1.83
4th Quarter	2.07	0.87
2012
1st Quarter	1.10	0.61
Month of
October 2011	2.07	1.80
November 2011	1.89	1.30
December 2011	1.80	0.87
January 2012	1.00	0.61
February 2012	1.00	0.80
March 2012	1.10	0.78

New York Stock Exchange Continued Listing Standards

On January 18, 2012, the New York Stock Exchange has notified us that our company has fallen below the New York Stock Exchange’s continued listing standard that requires a minimum average closing price of $1.00 per share over 30 consecutive trading days.

In accordance with applicable rules in Sections 801 and 802 of the New York Stock Exchange Listed Company Manual, our company has six months from the date of its receipt of the New York Stock Exchange notice to regain compliance with the minimum share price rule. Our company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the six-month cure period our company’s security have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period.

Our company has notified the New York Stock Exchange its intention to cure this deficiency within the prescribed timeframe. Our company’s security will continue to be listed and traded on the New York Stock Exchange, subject to compliance with other New York Stock Exchange continued listing standards. Our company is currently in compliance with all other New York Stock Exchange continued listing standards. The New York Stock Exchange notification does not affect our company’s business operations or its Securities and Exchange Commission reporting requirements. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—If we cannot meet the New York Stock Exchange continued listing requirements, the New York Stock Exchange may delist our ADSs.”

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

C. Material Contracts.

On January 11, 2011, our consolidated entity, Syswin Xing Ye, entered into an equity transfer agreement with Fantasia Holdings Group Co., Limited, or Fantasia, a company listed on the Hong Kong Stock Exchange, and Ms. Ying Lu, the then general manager of Shenzhen Xingyan, to acquire an aggregate of 92% of the total equity interest in Shenzhen Xingyan Real Estate Consulting Co., Ltd., or Shenzhen Xingyan, a PRC-incorporated company providing primary real estate agency services primarily in Southern China and Western China, for a consideration of RMB23 million. Shenzhen Xingyan changed its name to Shenzhen Syswin Xing Ye Real Estate Brokerage Company Limited, or Shenzhen Syswin, on February 21, 2011. On June 19, 2011, Syswin Xing Ye entered into an equity transfer agreement with Ms. Ying Lu to acquire 8% of the equity interest in the Chengdu branch of Shenzhen Syswin for a consideration of RMB2.56 million. On February 23, 2012, Syswin Xing Ye entered into an equity transfer agreement with Ms. Ying Lu to acquire the remaining 8% of the total equity interest in Shenzhen Syswin for a consideration of RMB0.8 million.

Except as described above and elsewhere in this Annual Report, we have not entered into any material contracts, other than in the ordinary course of business, within the two years immediately preceding the date of this document.

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

Pursuant to Circular 698, issued by SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. As a result of the foregoing, if we engage in any Direct Transfer or Indirect Transfer, we may be subject to a PRC withholding tax under Circular 698. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Material United States Federal Tax Considerations

The following is a summary of certain material United States federal income tax considerations relating to the ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships or entities treated as partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. Except to the extent described below, this summary does not discuss any United States federal estate and gift tax considerations or state, local or non-United States tax considerations.

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

Our PFIC status depends on a number of different factors, including in part on the value of our ADSs and ordinary shares and the amount of assets, including especially cash, we hold. While not free from doubt, we do not believe we have been a PFIC in the fiscal year ending December 31, 2011. However, based on our current balance sheet and market capitalization, the likelihood that we would become a PFIC in 2012 has increased as compared to 2011. Further, although the law in this regard is unclear, and there is no authority directly on point, we believe Syswin Xing Ye would be treated as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity. If it were determined, however, that we are not the owner of Syswin Xing Ye for United States federal income tax purposes, we would likely be treated as a PFIC.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds such ADSs or ordinary shares.

Because PFIC status is a fact-intensive determination that is made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance with respect to our PFIC status. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” applies if we are not classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC are generally discussed further below under “Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate U.S. Holder generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are now readily tradable on an established securities market in the United States; however, there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in the United States. Provided we are not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year and our ADSs continue to be readily tradable on any established securities market in the United States, we believe the dividends we pay on our ADSs should meet the conditions required for the reduced tax rate for dividends received prior to January 1, 2013. Unless legislation is enacted to the contrary, dividends received on or after January 1, 2013 will be taxed at ordinary income rates and possibly subject to the tax described under “Additional Tax on Investment Income”. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction.

In the event that we are deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law, a U.S. Holder of our ADSs or ordinary shares may be eligible for the benefits of the United States-PRC income tax treaty (the “Tax Convention”) on certain income. In the event that we are deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Whether we are recognized as a PRC resident enterprise under the PRC Corporate Income Tax Law by the PRC taxation authority is uncertain at this stage, and the applicability of the Tax Convention to dividends paid by our company remains unclear. If the U.S. Holders are eligible for the benefits of the Tax Convention, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of PRC withholding, generally at a rate of 10% for certain U.S. residents.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon the U.S. Holder’s particular circumstances.  Accordingly, each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Tax Convention may be able to treat the gain as PRC source income. See “Taxation—The Peoples’ Republic of China Taxation.” Each U.S. Holder is urged to consult its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of a foreign tax credit.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (generally, readily tradable on an established securities market in the United States) in a PFIC may make a mark-to-market election. Our ADSs are now readily tradable on an established securities market in the United States; however, there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market.  If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election is made and for all subsequent taxable years unless the ADSs cease to qualify as marketable stock for purposes of the PFIC rules or the IRS consents to revocation of the election.  If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

Subject to certain limitations, a United States person may make a “qualified electing fund” election (“QEF election”), which serves as a further alternative to the foregoing rules, with respect to its investment in a PFIC in which the United States person owns shares (directly or indirectly) of the PFIC. If a QEF election is made by a U.S. Holder of the stock of a PFIC, such U.S. Holder must generally include in income its pro rata share of the ordinary earnings and capital gains of the non-United States corporation for each year such corporation meets the income test or the asset test regardless of whether any distributions are made. Because we do not intend to provide U.S. Holders with the information needed to make such an election, the QEF election will not be available to the U.S. Holders.

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

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information with respect to their investment in our ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service. In general, U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares or ADSs) with an aggregate value exceeding $50,000 will report information about those assets on new IRS Form 8938, which must be attached to the taxpayer’s annual income tax return. Higher asset thresholds apply to U.S. taxpayers who file a joint tax return or who reside abroad. Investors who fail to report required information could become subject to substantial penalties. These disclosure requirements are effective for taxable years beginning after March 18, 2010 (which, for a U.S. individual taxpayer who has a calendar taxable year, would include the taxable year ending December 31, 2011). Each U.S. Holder should consult its tax advisor concerning its obligation to file new Form 8938.

In addition, U.S. Holders may also be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). Each U.S. Holder is urged to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules to their particular circumstances.

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from, the sale or other taxable disposition of, the ADSs or ordinary shares, subject to certain limitations and exceptions.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in

China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of approximately 28.22% of the Renminbi against the U.S. dollar from December 30, 2005 to December 30, 2011. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2011, we had an RMB denominated cash balance of RMB383.7 million and a U.S. dollar denominated cash balance of $15.1 million. Assuming we had converted the U.S. dollar denominated cash balance of $15.1 million as of December 31, 2011 into RMB at the exchange rate of $1.00 for RMB6.2939 as of December 30, 2011, this cash balance would have been RMB479.0 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB478.0 million as of December 31, 2011. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

Fees and Other Direct and Indirect Payments Made by the Depositary

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of March 2012, we received approximately US$0.7 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10.B. Additional Information—Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-170350) for our initial public offering of 9,600,000 ADSs, representing 38,400,000 ordinary shares, at US$7.00 per ADS, which was declared effective by the SEC on November 23, 2010. The offering terminated after all of the registered securities were sold.

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

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011, the end of the period covered by this Annual Report. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this Form 20-F, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2011.

Our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of its disclosure control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2011 and determined that the following material weakness in internal control over financial reporting existed as of December 31, 2011.

•                      The Company did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, the Company’s controls did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts, including, but not limited to, business combination and goodwill impairment assessment.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The above material weakness could result in misstatements of accounting for unusual and non-routine transactions and certain financial statement accounts, including, but not limited to the aforementioned accounts and disclosures that would result in a material misstatement in the Company’s annual consolidated financial statements that would not be prevented or detected in a timely manner.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report. The auditors’ opinion on the Company’s internal controls is qualified due to the above material weakness in internal control over financial reporting.

Changes in Internal Control over Financial Reporting

In response to the material weakness described above, we have performed additional analysis and other procedures, including additional management reviews to ensure the accuracy of financial reporting contained in this Annual Report. We have also expanded our training programs for our new and existing accounting staff on U.S. GAAP financial statement preparation and reporting. Furthermore, we have enhanced the headquarters’ supervision and control of the financial reporting of our consolidated entity and its subsidiaries, including holding quarterly accounting meetings and conducting monthly audit of important accounting line items.

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

We plan to take additional measures to improve our internal control over financial reporting. These measures include (i) providing internal accounting and financial reporting training for our existing accounting personnel at the headquarters and at our consolidated entity and its subsidiaries, (ii) providing external training related to U.S. GAAP for our core accounting and financial reporting team, (iii) further enhancing our supervision and control of the financial reporting of our consolidated entity and its subsidiaries, (iv) strengthening the existing financial reporting and internal control procedure, and (v) increasing the level of interaction among our management, audit committee, independent registered public accounting firm and other external advisors. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. The measures we intend to take in the future may be insufficient to remediate the material weakness noted by our management and our independent registered public accounting firm and to avoid potential future material weaknesses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business and Industry—When preparing our consolidated financial statements for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, we noted one material weakness in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results on a timely basis may be impaired, which could adversely impact investor confidence and the market price of our ADSs” and “Item 5. Operating and Financial Review and Prospects—Recent Development—Material Weakness in Internal Control Over Financial Reporting.”

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

	For the Year Ended December 31
	2010		2011
	RMB	US$	RMB	US$
	(In thousands)
Audit fees(1)	8,375	1,331	7,600	1,208
Tax fees(2)	—	—	377	60

(1)     “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting and the review of our comparative interim financial statements, and services provided by our principal auditors in connection with statutory and regulatory filings or engagements, including the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2010.

(2)     “Tax fees” include those tax services provided by the independent auditor for tax compliance, tax advice and tax planning.

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

Item 16D. Exemption from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases

In March 2012, Mr. Chen, our Director and Chief Executive Officer, through Brilliant Strategy Limited, a company with limited liability incorporated in the British Virgin Islands and wholly owned by Mr. Chen, adopted an ADS purchase program, under which Brilliant Strategy Limited may repurchase up to US$2.0 million of our ADSs on the open market from time to time, at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a Rule 10b5-1 plan or otherwise. The timing and extent of any purchases depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(2)	ADSs Purchased As Part of Publicly Announced Plans or Programs	Dollar Value of ADSs that May Yet Be Purchased Under the Programs
		US$
March 19 through March 31, 2012(3)	54,724	0.94	54,724	1,946,714
Total	54,724	0.94	54,724	1,946,714

(1)           Our ADS to ordinary share ratio is one ADS for every 4 ordinary shares.

(2)           Average price paid per ADS purchased is the execution price, excluding commissions paid to the broker.

(3)           In March 2012, Mr. Chen adopted an ADS repurchase program with details set out as follows:

Share Repurchase Program authorized in 2012	Amount Authorized	Expiration Date
	US$
March 19	2,000,000	March 19, 2013

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

Item 16H. Mine Safety Disclosure

Not Applicable.

PART III

Item 17. Financial Statements

We have elected to provide the information required under Item 18 in lieu of Item 17.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this Annual Report.

Item 19. Exhibits

Index to Exhibits

Number	Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant.*
2.1	Form of Ordinary Share Certificate.*
2.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as the depositary, and the holder of the American Depositary Receipts.**
2.3	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2).**
2.4	Registration Rights Agreement between SYSWIN Inc. and China Rebro Limited dated November 3, 2010.*
4.1	Form of Indemnification Agreement with the Registrant’s directors.*
4.2	Form of Employment Agreement with the Registrant’s senior executives.*
4.3	Exclusive Technical Consulting and Service Agreement between Beijing Syswin Zhi Di Technology Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010.*
4.4	Equity Interest Pledge Agreement between Beijing Syswin Zhi Di Technology Limited and Qingling Company Limited dated August 4, 2010.*
4.5	Equity Interest Pledge Agreement between Beijing Syswin Zhi Di Technology Limited and Beijing Syswin International Real Estate Consulting Company Limited dated August 4, 2010.*
4.6	Equity Interest Pledge Agreement between Beijing Syswin Zhi Di Technology Limited and Hongbing Tao dated August 4, 2010.*
4.7	Exclusive Purchase Option Agreement among Syswin Limited, Hongbing Tao and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010.*
4.8

Exclusive Purchase Option Agreement among Syswin Limited, Beijing Syswin International Real Estate Consulting Company Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010.*

4.9	Exclusive Purchase Option Agreement among Syswin Limited, Qingling Company Limited and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 4, 2010.*
4.10	Power of Attorney by Qingling Company Limited dated August 4, 2010.*
4.11	Power of Attorney by Hongbing Tao dated August 4, 2010.*
4.12	Power of Attorney by Beijing Syswin International Real Estate Consulting Company Limited dated August 4, 2010.*
4.13	Non-compete Agreement between Beijing Syswin Xing Ye Real Estate Brokerage Company Limited and Liangsheng Chen dated September 1, 2010.*
4.14	Right of First Refusal Agreement between Beijing Syswin International Real Estate Consulting Group Co., Ltd. and Beijing Syswin Zhi Di Investment Co., Ltd. dated September 1, 2010.*
4.15	Trademark License Agreement between Beijing Syswin Zhi Di Investment Co., Ltd. and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated October 17, 2010.*
4.16	Property Leasing Agreement between Beijing Syswin Zhi Di Assets Management Co., Ltd. and Beijing Syswin Xing Ye Real Estate Brokerage Company Limited dated August 27, 2010.*
4.17	English Summary of the Equity Transfer Agreement between Beijing Syswin Xing Ye Real Estate Brokerage Company Limited, Fantasia Holdings Group Co., Limited and Ms. Ying Lu dated January 11, 2011.
4.18	English Summary of the Equity Transfer Agreement between Beijing Syswin Xing Ye Real Estate Brokerage Company Limited and Ms. Ying Lu dated June 19, 2011
4.19	English Summary of the Equity Transfer Agreement between Beijing Syswin Xing Ye Real Estate Brokerage Company Limited and Ms. Ying Lu dated February 23, 2012.
8.1	Subsidiaries of the Registrant—see “Item 4.C. Information on the Company—Organizational Structure.”
11.1	Code of Business Conduct and Ethics of the Registrant.*
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
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

101.INS	XBRL Instance Document.***
101.SCH	XBRL Taxonomy Extension Schema Document.***
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.***
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.***
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.***
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.***

*	Incorporated by reference to our registration statement on Form F-1 (File No. 333-170350), as amended, initially filed with the SEC on November 4, 2010.

**	Incorporated by reference to the registration statement on Form F-6 (File No. 333- 170510) filed with the SEC on November 10, 2010.

***

XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SYSWIN Inc.

	By:	/s/ Ray Han
Ray Han
Chief Financial Officer

Date: April 5, 2012

SYSWIN INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SYSWIN Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of SYSWIN Inc. and its subsidiaries (collectively, the “Group”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting existed as of that date as the Company did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues, and to prepare and review financial statements and related disclosures under U.S. GAAP. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which was an integrated audit in 2011.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 5, 2012

SYSWIN INC.

Consolidated Balance Sheets as of December 31, 2010 and 2011

(in thousands, except shares and par value)

		December 31,
	Note	2010 RMB	2011 RMB	2011 US$
				(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents		581,765	479,001	76,106
Restricted cash		3,000	3,000	477
Accounts receivable, net	5	281,374	366,050	58,159
Prepaid expenses - related party	21(a)	625	7,968	1,266
Other receivables	6	15,877	15,884	2,524
Deferred tax assets	15	24,230	31,793	5,051
Total current assets		906,871	903,696	143,583

Non-current assets:
Property and equipment, net	7	50,165	40,067	6,366
Intangible assets, net	8	3,507	24,426	3,881
Deferred tax assets	15	2,954	18,889	3,001
Prepaid expenses - related party	21(a)	—	5,312	844
Other non-current assets	9	19,300	28,250	4,488
Total non-current assets		75,926	116,944	18,580

Total assets		982,797	1,020,640	162,163

Current liabilities:
Accrued expenses and other current liabilities	10	134,256	171,043	27,176
Income tax payable		28,109	24,362	3,870
Dividend payable	17	15,197	12,153	1,931
Total current liabilities		177,562	207,558	32,977

Non-current liabilities:
Deferred revenue	21(a)	2,434	1,521	242
Deferred tax liabilities	15	—	2,065	328
Total non-current liabilities		2,434	3,586	570

Total liabilities		179,996	211,144	33,547

Commitments and contingencies	20

Shareholders’ equity:
Preferred shares (US$0.0000008 par value, 2,500,000,000 shares authorized; no shares issued and outstanding)		—	—	—
Ordinary shares (US$0.0000008 par value, 60,000,000,000 shares authorized as of December 31, 2010 and 2011; 193,275,000 shares issued and outstanding as of December 31, 2010 and 2011)		1	1	—
Additional paid-in capital		637,289	635,029	100,896
Statutory reserve	2(s)	37,669	43,659	6,937
Retained earnings		127,842	129,357	20,553

Total SYSWIN Inc.’s shareholders’ equity		802,801	808,046	128,386

Non-controlling interest		—	1,450	230
Total shareholders’ equity		802,801	809,496	128,616

Total liabilities and shareholders’ equity		982,797	1,020,640	162,163

The accompanying notes are an integral part of these consolidated financial statements.

SYSWIN INC.

Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011

(in thousands, except shares and per share data)

		Year Ended December 31,
	Note	2009 RMB	2010 RMB	2011 RMB	2011 US$
					(Note 2(c))

Net revenue	14	432,736	629,022	594,619	94,475

Cost of revenues		(131,193)	(197,619)	(307,056)	(48,786)

Gross profit		301,543	431,403	287,563	45,689

Selling, marketing and administrative expenses		(84,545)	(151,724)	(261,373)	(41,528)
Other operating income, net	12	1,480	3,662	4,261	677

Income from operations		218,478	283,341	30,451	4,838
Interest expenses		(147)	—	—	—
Interest income		864	2,340	5,507	875
Foreign currency exchange loss		(576)	(1,486)	(13,651)	(2,169)
Other (expenses) / income, net	13	(195)	(467)	2,597	412

Income from continuing operations before income tax		218,424	283,728	24,904	3,956
Income tax	15	(53,968)	(74,088)	(17,649)	(2,804)

Income from continuing operations		164,456	209,640	7,255	1,152
Loss from discontinued operations, net	19	(12,039)	(20,054)	—	—

Net income		152,417	189,586	7,255	1,152

Add: Net loss attributable to non-controlling interest		—	—	250	40
Net income attributable to SYSWIN Inc.’s ordinary shareholders		152,417	189,586	7,505	1,192

Amount attributable to SYSWIN Inc.’s ordinary shareholders
Income from continuing operations		164,456	209,640	7,505	1,192
Loss from discontinued operations, net		(12,039)	(20,054)	—	—
Net income attributable to SYSWIN Inc.’s ordinary shareholders		152,417	189,586	7,505	1,192

Income per share from continuing operations attributable to SYSWIN Inc.’s ordinary shareholders, basic and diluted	16	1.06	1.32	0.04	0.01
Loss per share from discontinued operations, net attributable to SYSWIN Inc.’s ordinary shareholders, basic and diluted	16	(0.08)	(0.13)	—	—
Net income attributable to SYSWIN Inc.’s ordinary shareholders per share, basic and diluted	16	0.98	1.19	0.04	0.01
Weighted average number of ordinary shares used in calculating income per share, basic and diluted	16	154,875,000	158,872,808	193,275,000	193,275,000

The accompanying notes are an integral part of these consolidated financial statements.

SYSWIN INC.

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2009, 2010 and 2011

(in thousands, except shares and per share data)

	SYSWIN Inc. Shareholders’ Equity
	Ordinary Shares
	Share	Amount RMB	Additional paid-in capital RMB	Statutory reserves RMB	Retained earnings RMB	Non- controlling interest RMB	Total shareholders’ equity RMB

Balance at January 1, 2009	154,875,000	1	31,461	10,000	83,508	500	125,470

Capital injection by a shareholder	—	—	204,000	—	—	—	204,000
Appropriation to statutory reserves	—	—	—	12,619	(12,619)	—	—
Disposal of a subsidiary to a related party	—	—	—	—	—	(500)	(500)
Net income	—	—	—	—	152,417	—	152,417
Balance at December 31, 2009	154,875,000	1	235,461	22,619	223,306	—	481,387

Capital injection by a shareholder	—	—	2,057	—	—	—	2,057
Issuance of ordinary shares to public, net of issuance cost	38,400,000	—	399,771	—	—	—	399,771
Appropriation to statutory reserves	—	—	—	15,050	(15,050)	—	—
Dividends	—	—	—	—	(270,000)	—	(270,000)
Net income	—	—	—	—	189,586	—	189,586
Balance at December 31, 2010	193,275,000	1	637,289	37,669	127,842	—	802,801

Non-controlling interest arising from acquisition (Note 4(a))	—	—	—	—	—	2,000	2,000
Acquisition of non-controlling interest (Note 4(b))	—	—	(2,260)	—	—	(300)	(2,560)
Appropriation to statutory reserves	—	—	—	5,990	(5,990)	—	—
Net income	—	—	—	—	7,505	(250)	7,255
Balance at December 31, 2011	193,275,000	1	635,029	43,659	129,357	1,450	809,496

The accompanying notes are an integral part of these consolidated financial statements.

SYSWIN INC.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011

(in thousands)

	Year Ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2011 US$
				(Note 2(c))
Cash flows from operating activities:
Net income	152,417	189,586	7,255	1,152

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,248	11,052	20,087	3,192
Allowance for doubtful accounts	511	1,770	5,847	929
Goodwill impairment charge	—	—	8,337	1,325
Changes in operating assets and liabilities:
Accounts receivable	(140,595)	(78,988)	(62,175)	(9,878)
Other receivables	2,320	(8,486)	790	126
Prepaid expenses - related party	—	(625)	(12,654)	(2,011)
Deferred tax assets	(7,879)	(16,734)	(18,848)	(2,995)
Deferred tax liabilities	—	—	(602)	(96)
Other non-current assets	(4,700)	(11,500)	(8,950)	(1,422)
Accrued expenses and other current liabilities	45,364	60,033	7,489	1,190
Income tax payable	(35,054)	13,120	(14,489)	(2,302)
Deferred revenue	—	(304)	(913)	(145)
Net cash provided by (used in) operating activities	18,632	158,924	(68,826)	(10,935)

Cash flows from investing activities:
Purchases of property and equipment	(31,811)	(50,733)	(18,510)	(2,941)
Proceeds from disposal of office building to a related party (Note 21(a))	—	114,574	—	—
Release / (Increase) of restricted cash (net)	5,000	(3,000)	—	—
Acquisition of non-controlling interest	—	—	(2,560)	(407)
Acquisition of subsidiary, net of cash acquired	—	—	(8,831)	(1,403)
Funds advanced to related parties	(34,764)	—	—	—
Settlement of receivables due from a related party	—	27,000	—	—
Settlement of funds advanced to related parties	34,764	—	—	—
Proceeds from disposal of subsidiaries to related parties (net of cash disposed)	(500)	(7,846)	—	—
Net cash provided by (used in) investing activities	(27,311)	79,995	(29,901)	(4,751)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	400,764	—	—
Issuance cost paid	—	—	(993)	(158)
Repayment of bank borrowing	(20,000)	—	—	—
Dividends paid to shareholders	(1,422)	(254,803)	(3,044)	(483)
Funds advanced from a related party	72,552	—	—	—
Settlement of funds advanced from a related party	(72,552)	—	—	—
Capital injected by a shareholder prior to listing	204,000	2,057	—	—
Net cash provided by (used in) financing activities	182,578	148,018	(4,037)	(641)

Net increase (decrease) in cash and cash equivalents	173,899	386,937	(102,764)	(16,327)
Cash and cash equivalents at the beginning of the year	20,929	194,828	581,765	92,433
Cash and cash equivalents at the end of the year	194,828	581,765	479,001	76,106

SYSWIN INC.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011

(in thousands)

	Year Ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2011 US$
				(Note 2(c))
Supplemental disclosure of cash flows information

Income tax paid	92,918	72,401	51,588	8,197
Interest paid	147	—	—	—

Non-cash investing activities

Accounts receivable due from a developer subsequently designated as payment for the acquisition of the office building from the same developer	9,395	25,890	—	—

Increase of payable for acquisition of the office building	61,492	—	—	—

Non-cash financing activities

Dividend declared but not paid	—	15,197	12,153	1,931

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

The real estate sales agency services and real estate consultancy services were provided by the Group and other entities beneficially owned by Mr. Chen Liangsheng (‘‘Mr. Chen’’, Chief Executive Officer of the Group). In an effort to consolidate the business and to focus on the primary real estate services, Mr. Chen restructured the Group through disposing of the secondary real estate brokerage business to the entities that were under his common control in August 2010 (Refer to Note 19 for details).

The Group is principally engaged in offering a wide range of services to the real estate industry, including real estate sales agency services and real estate consultancy services in the PRC. The Group’s principal operations and geographic market are in the PRC.

The Company was listed on the New York Stock Exchange and completed its initial public offering on November 24, 2010.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

1 ORGANIZATION AND PRINCIPAL ACTIVITIES — (Continued)

b) Reorganization

In July and August 2010, the Group undertook a restructuring and reorganization (the ‘‘Reorganization’’). As part of the Reorganization, Syswin Zhi Di was incorporated as a wholly owned subsidiary of HK Holding, and Syswin Zhi Di and HK Holding have entered into a series of agreements with the VIE and its shareholders, including Qingling Company Limited (‘‘Qingling’’), a subsidiary of CDH China Fund III, L.P., Mr. Tao Hongbing (‘‘Mr. Tao’’ the former president of the Group) and Beijing Syswin International Real Estate Consulting Group Company Limited (‘‘Syswin International’’), an investment vehicle Mr. Chen owns. The Company has controlling financial interest in the VIE through HK Holding and Syswin Zhi Di’s contractual arrangements with the VIE and its shareholders. Accordingly, the Company has consolidated the VIE and its subsidiaries’ financial statements in the consolidated financial statements as a variable interest entity. The VIE was the predecessor of the Company and operated all of the businesses of the Group prior to the Reorganization.

In July and August 2010, after the corporate restructuring, the ultimate owners’ shareholdings of the Company are identical to their shareholdings of the VIE. The accompanying financial statements have been prepared as if this corporate structure had been in existence throughout the periods presented.

c) Additional capital injection

In order to fund the operations of Syswin Zhi Di, in September 2010, Mr. Chen, through an entity beneficially owned by him, Mr. Tao and China Rebro Limited, a subsidiary of CDH China Fund III, L.P. (collectively, “original shareholders”) agreed to invest US$2.4 million to the Company and the amount of capital injection from each shareholder is in proportion to their individual equity interest in the Company. This additional capital injection will not change the shareholding structure of the Company. The Company has received US$0.3 million from the original shareholders before December 31, 2010. In April 2011, because a portion of the proceeds from initial public offering has been received by Syswin Zhi Di, the original shareholders reached agreement not to invest the other US$2.1 million to the Company.

d) Trademarks Licence Agreement

In October 2010, the Group entered into a non-exclusive licensing agreement with Zhi Di Investment which is an entity beneficially owned by Mr. Chen, under which the Group obtained a non-exclusive license to use those trademarks permanently and free of any fees (see Note 8 for details).

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

1 ORGANIZATION AND PRINCIPAL ACTIVITIES — (Continued)

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

1 ORGANIZATION AND PRINCIPAL ACTIVITIES — (Continued)

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

1 ORGANIZATION AND PRINCIPAL ACTIVITIES — (Continued)

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

1 ORGANIZATION AND PRINCIPAL ACTIVITIES — (Continued)

Power of Attorney

Each shareholder of the VIE has executed a power of attorney appointing Syswin Zhi Di to be his or its attorney and irrevocably authorizing it to vote on his or its behalf on all of the matters of the VIE, which require shareholders’ approval.

Under the Exclusive Technology Consulting and Service Agreement, the amount of service fees to be paid by the VIE shall be determined by Syswin Zhi Di. The Company believes Syswin Zhi Di has the power to determine the amount of the service fees as deemed appropriate given that Syswin Zhi Di has effective control over the management and board of directors of the VIE through the Power of Attorney agreements. Accordingly, the Exclusive Technology Consulting and Service Agreement gives Syswin Zhi Di the ability to extract substantially all of the economic benefits out of the VIE at Syswin Zhi Di’s sole discretion. In addition, under the Exclusive Call Option Agreements among HK Holding, the VIE and the shareholders of the VIE, HK Holding has the sole authority to restrict any payment of dividends or any amounts to the shareholders of the VIE. HK Holding also has the right to receive all residual assets of the VIE through the exercise of the call option under the Exclusive Call Option Agreements, when and to the extent permitted by PRC law.

As a result of the contractual arrangements, shareholders of the VIE do not have the ability to control or make decisions affecting the VIE’s business and operations, nor do they have the ability absorb the expected losses or receive the expected residual returns of the VIE. The Company, through Syswin Zhi Di and HK Holding’s assumption of voting and dividend rights, controls the VIE and is the ultimate primary beneficiary of the VIE. Therefore, the Company has consolidated the financial results of the VIE in the Company’s consolidated financial statements.

The Company believes that Syswin Zhi Di and HK Holding’s contractual arrangements with the VIE and the shareholders of the VIE are in compliance with PRC regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. If the corporate structure and contractual arrangements through which the Company conducts its business in the PRC are found to be in violation of any existing or future PRC regulations, the relevant PRC regulatory authorities could:

•      revoke or refuse to grant or renew the Group’s business and operating licenses;

•      restrict or prohibit related party transactions between Syswin Zhi Di and the VIE, and HK Holding and the VIE;

•      impose fines or other requirements which the Group may find difficult or impossible to comply with;

•      requiring the Group to alter the corporate structure; and

•      restrict or prohibit the Group’s ability to finance its operations.

The imposition of any of these penalties could result in a material adverse effect on the Group’s results of operations and financial condition. Any changes in PRC regulations that affect the Company’s ability to exercise effective control over the VIE and receive substantially all of the economic benefits and residual returns of the VIE may preclude the Company from consolidating the VIE in the future. In addition, the legal owners of the VIE are different from the legal owners of the Company, Syswin Zhi Di and HK Holding, and therefore the Company cannot be assured that when conflicts of interest arise, any or all of the shareholders if the VIE will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. In addition, the shareholders of the VIE may breach, cause the VIE to breach or refuse to renew the existing contractual arrangements with Syswin Zhi Di and HK Holding.

As of December 31, 2011, the total assets of the VIE were RMB788.0 million, mainly comprising cash and cash equivalents, accounts receivable, other receivables, prepaid expenses - related party, intangible assets, deferred tax assets, property and equipment and other non-current assets. As of December 31, 2011, the total liabilities of the VIE were RMB357.4 million, mainly comprising payable to Syswin Zhi Di, accrued expenses and other current liabilities, income tax payable, dividend payable and deferred revenue.

In accordance with the above contractual agreements, the Company has power to direct activities of the VIE, and can have assets transferred out of the VIE without any restrictions. Therefore the Company considers that there is no asset in the VIE that can be used only to settle obligations of the VIE, except for the registered capital and PRC statutory reserves of the VIE amounting to RMB261.7 million as of December 31, 2011. As the VIE is incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIE.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

1 ORGANIZATION AND PRINCIPAL ACTIVITIES — (Continued)

The following combined financial information of the VIE and its subsidiaries were included in the accompanying consolidated financial statements of the Group as follows:

	December 31,
	2010	2011

Total assets	576,687	788,034
Total liabilities	173,697	357,403

	Years Ended December 31,
	2009	2010	2011

Net revenue	432,736	629,022	594,619
Net income	152,417	191,613	28,541

	Years Ended December 31,
	2009	2010	2011

Net cash provided by (used in) operating activities	18,632	161,407	(29,046)
Net cash provided by (used in) investing activities	(27,311)	85,298	(12,108)
Net cash provided by (used in) financing activities	182,578	(265,409)	141,822
	173,899	(18,704)	100,668

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE, and there is no VIE where the Company has variable interest but is not the primary beneficiary.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

1  ORGANIZATION AND PRINCIPAL ACTIVITIES — (Continued)

As of December 31, 2011, the Company’s subsidiaries, VIE and VIE’s subsidiaries are listed below.

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity

Direct subsidiary

	SYSWIN Limited (“HK Holding”)	December 14 2007	Hong Kong	100%	Subsidiary	Investment holding

Indirect subsidiary

	Beijing Syswin Zhi Di Technology Company Limited (“Syswin Zhi Di”)	July 13 2010	PRC	100%	Subsidiary	Enterprise management services

VIE and VIE’s subsidiaries

1	Beijing Syswin Xing Ye Real Estate Brokerage Company Limited (“Syswin Xing Ye”)	November 2 2004	PRC	—	VIE	Sales agency

2	Beijing Syswin Zhi Di Real Estate Consulting Company Limited (“Syswin Consulting”)	January 18 2006	PRC	—	Subsidiary of VIE	Property consultancy

3	Beijing Syswin Chuang Xin Real Estate Brokerage Company Limited (“Chuang Xin”)*	February 20 2008	PRC	—	Subsidiary of VIE	Brokerage business

4	Tianjin Syswin Xing Ye Real Estate Brokerage Company Limited (“Tianjin Syswin”)	May 16 2006	PRC	—	Subsidiary of VIE	Sales agency

5	Hohhot Syswin Real Estate Consulting Company Limited (“Hohhot Syswin”)	June 9 2005	PRC	—	Subsidiary of VIE	Sales agency

6	Guiyang Syswin Real Estate Brokerage Company Limited (“Guiyang Syswin”)	November 23 2006	PRC	—	Subsidiary of VIE	Sales agency

7	Yantai Syswin Real Estate Brokerage Company Limited (“Yantai Syswin”)	July 4 2006	PRC	—	Subsidiary of VIE	Sales agency

8	Qingdao Syswin Xing Ye Real Estate Brokerage Company Limited (“Qingdao Syswin”)	July 16 2008	PRC	—	Subsidiary of VIE	Sales agency

9	Jinan Syswin Real Estate Brokerage Company Limited (“Jinan Syswin”)	November 7 2007	PRC	—	Subsidiary of VIE	Sales agency

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

1  ORGANIZATION AND PRINCIPAL ACTIVITIES — (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity

10	Chongqing Syswin Real Estate Brokerage Company Limited (“Chongqing Syswin”)	January 15 2008	PRC	—	Subsidiary of VIE	Sales agency

11	Shenyang Syswin Xing Ye Real Estate Brokerage Company Limited (“Shenyang Syswin”)	April 8 2008	PRC	—	Subsidiary of VIE	Sales agency

12	Yinchuan Syswin Xing Ye Real Estate Brokerage Company Limited (“Yinchuan Syswin”)	March 26 2008	PRC	—	Subsidiary of VIE	Sales agency

13	Chengdu Syswin Real Estate Brokerage Company Limited (“Chengdu Syswin”)	April 14 2008	PRC	—	Subsidiary of VIE	Sales agency

14	Dalian Syswin Real Estate Brokerage Company Limited (“Dalian Syswin”)	June 26 2008	PRC	—	Subsidiary of VIE	Sales agency

15	Suzhou Syswin Real Estate Brokerage Company Limited (“Suzhou Syswin”)	April 14 2009	PRC	—	Subsidiary of VIE	Sales agency

16	Shaanxi Syswin Xing Ye Real Estate Brokerage Company Limited(“Shaanxi Syswin”)	January 12 2011	PRC	—	Subsidiary of VIE	Sales agency

17	Shanxi Syswin Xing Ye Real Estate Brokerage Company Limited (“Shanxi Syswin”)	September 30 2009	PRC	—	Subsidiary of VIE	Sales agency

18	Nanjing Syswin Xing Ye Real Estate Brokerage Company Limited (“Nanjing Syswin”)	March 29 2010	PRC	—	Subsidiary of VIE	Sales agency

19	Beijing Syswin Jia Ye Real Estate Brokerage Company Limited (“Syswin Jia Ye”)	February 24 2010	PRC	—	Subsidiary of VIE	Sales agency

20	Beijing Syswin Zhi Di Real Estate Management Company Limited (“Zhi Di Management”)*	June 2 2010	PRC	—	Subsidiary of VIE	Real estate management

21	Hangzhou Syswin Real Estate Brokerage Company Limited (“Hangzhou Syswin”)	July 29 2010	PRC	—	Subsidiary of VIE	Sales agency

22	Shanghai Syswin Real Estate Brokerage Company Limited (“Shanghai Syswin”)	September 8 2010	PRC	—	Subsidiary of VIE	Sales agency

23	Wuhan Syswin Xing Ye Real Estate Brokerage Company Limited (“Wuhan Syswin”)	September 29 2011	PRC	—	Subsidiary of VIE	Sales agency

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

1  ORGANIZATION AND PRINCIPAL ACTIVITIES — (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity

24	Changsha Syswin Real Estate Brokerage Company Limited (“Changsha Syswin”)	August 11 2011	PRC	—	Subsidiary of VIE	Sales agency

25	Wuxi Syswin Xing Ye Real Estate Brokerage Company Limited (“Wuxi Syswin”)	November 28 2011	PRC	—	Subsidiary of VIE	Sales agency

26	Hefei Syswin Real Estate Brokerage Company Limited (“Hefei Syswin”)	June 28 2011	PRC	—	Subsidiary of VIE	Sales agency

27	Beijing Ling Hao Ya Zhi Advertising Company Limited (“Ling Hao Ya Zhi”)	September 1 2011	PRC	—	Subsidiary of VIE	Advertising company

28	Shenzhen Syswin Xing Ye Real Estate Brokerage Company Limited (“Shenzhen Syswin”) **	February 21 2000	PRC	—	Subsidiary of VIE	Sales agency

29	Dongguan Syswin Real Estate Brokerage Company Limited (“Dongguan Syswin”)	December 18 2006	PRC	—	Subsidiary of Shenzhen Syswin	Sales agency

30	Huizhou Syswin Real Estate Brokerage Company Limited (“Huizhou Syswin”)	November 2 2006	PRC	—	Subsidiary of Shenzhen Syswin	Sales agency

31	Chengdu Xing Yuan Hang Real Estate Brokerage Company Limited (“Chengdu Xing Yuan Hang”)	June 20 2011	PRC	—	Subsidiary of Shenzhen Syswin	Sales agency

   * The Group disposed of its equity interest in Zhi Di Management and Chuang Xin in July and August 2010, respectively.

* * Shenzhen Xingyan Real Estate Consulting Co., Ltd was renamed as Shenzhen Syswin Xing Ye Real Estate Brokerage Company Limited (“Shenzhen Syswin”) after acquired by Syswin Xing Ye on February 13, 2011.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation and consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Group’s consolidated financial statements include the financial statements of the Company and its subsidiaries and the VIE for which it is the primary beneficiary. All transactions and balances among the Company, the subsidiaries, and the VIE for which it is the primary beneficiary have been eliminated upon consolidation. Certain comparative figures have been reclassified in the Balance Sheets and Statement of Operations.

As a result of the disposal of secondary real estate brokerage services in August 2010 as described in Note 19, the termination of the Group’s secondary real estate brokerage services have been accounted for as discontinued operations in the consolidated financial statements (the “Discontinued Operations”). The Group’s continuing operations, therefore, mainly consist of real estate sales agency services and real estate consultancy services (“the Continuing Operations”). Unless otherwise noted, all figures included in the accompanying notes to the consolidated financial statements are in reference to the Group’s Continuing Operations.

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

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

a) Basis of preparation and consolidation — (Continued)

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

b) Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include impairment of goodwill and long-lived assets, the useful lives of property and equipment and intangible assets, allowance for doubtful accounts, and valuation allowance of deferred tax assets.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

c) Convenience translation

Translations of balances in the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows from Renminbi (“RMB”) into United States dollars (“US$”) as of and for the year ended 2011 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2939, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and other short-term highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

e) Restricted cash

The restricted cash relates to paid in capital of subsidiaries which are in process of registration with the relevant authorities. The total amount of restricted cash was RMB 3.0 million and RMB 3.0 million as of December 31, 2010 and 2011, respectively.

f) Accounts receivable

Accounts receivable represent amounts recognized as revenue which have yet to be received from customers. The Group accrued allowance for doubtful accounts for those receivable balances which are unlikely to be collected based on management’s analysis and estimates. Receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote. Accounts receivable are stated net of allowance for doubtful accounts.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

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

h) Business Combinations

The Group accounted for acquisitions made using the purchase method of accounting in accordance with ASC Topic 805, “Business Combinations”.  This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Group acquires based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

i)  Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment on an annual basis and between annual tests in certain circumstances. The performance of the goodwill impairment test involves a two-step process. The first step involves comparing the fair value of the Company’s reporting units to their carrying values, including goodwill. The Company generally determines the fair value of a reporting unit using the income approach, which is based on the present value of estimated future cash flows, or the market approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of the goodwill will be recorded.

j) Intangible assets

Intangible assets include identified customer relationship, which was acquired by the Group through the acquisition of Shenzhen Syswin (Note 4(a)), and the purchased software, which are stated at cost less accumulated amortization.  Amortization is computed using the straight-line method over the useful lives as below:

Customer relationship	4 years
Software	5 years

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

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

Quality assurance retention money represents the arrangement whereby the Group agrees with their developer that a portion of the commissions would only be required to be paid by the developer clients upon meeting certain pre-determined criteria. Such pre-determined criteria can be largely categorized into (i) those based on the level of satisfaction with the services as determined by the developer clients; and (ii) those based on the overall sales progress on a project. Accordingly, the quality assurance retention money would be recognized as revenue only upon the satisfaction of the pre-determined criteria.

(ii) Real estate consultancy services

For real estate consultancy services, the Group recognizes revenue on consulting services when it has completed its performance obligations under the service contracts and the payment terms are no longer contingent.

(iii) Secondary real estate brokerage services

For brokerage business services, the Group recognizes revenue upon execution of a transaction agreement between the buyer/lessee and the seller/lesser for which the Group acts as the broker. Group disposed of the secondary real estate brokerage business in August 2010, and the termination of the secondary real estate brokerage services have been accounted for as Discontinued Operations.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

l) Cost of revenue

Cost of revenue primarily consisted of staff costs, leasing and office expenses, and marketing promotion expenses incurred in connection with the development projects to which the Group is engaged to provide real estate sales agency services.

m)Advertising expenses

Advertising costs are expensed as incurred. Advertising-related expenses, including promotional and marketing expenses, amounted to RMB7.9 million, RMB8.0 million, RMB22.7 million during the years ended December 31, 2009, 2010 and 2011 respectively.

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

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

p) Non-controlling interests

Non-controlling interests represent the equity interests in the Group’s subsidiary that is not attributable, either directly or indirectly, to the Group. If the carrying value of the non-controlling interests’ equity of the subsidiary is reduced to zero, the subsidiary’s losses are no longer allocated to the non-controlling interests.

As at December 31, 2011, non-controlling interest represented 8% of the equity interest in Shenzhen Syswin held by the other shareholder of Shenzhen Syswin.

q) Impairment of Long-Lived Assets

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

r) Income tax

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

The Group does not have any significant uncertain tax positions for the years ended December 31, 2010 and 2011.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

s) Statutory reserves

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

Appropriations of RMB12.6 million, RMB15.1 million and RMB6.0 million were made to above statutory reserve funds for the years ended December 31, 2009, 2010 and 2011, respectively.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

t) Operating lease

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are expensed on a straight-line basis over the terms of the underlying lease.

u) Net income per share

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

v) Fair value measurements

For fair value measurements, U.S. GAAP establishes a three-tier hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - include other inputs that are directly or indirectly observable in the market place.

Level 3 - unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amount of cash, and cash equivalents, restricted cash, accounts receivable, prepaid expenses — related party, other receivables and accrued expenses and other current liabilities approximates fair value due to their short-term nature.

w) Government grant

Government grants, which do not have specific terms of usage and are not refundable, are recognized as other operating income when received.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

x) Recent accounting pronouncements

In May 2011, the FASB issued revised guidance on “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company expects that the adoption of these standards will not have any significant impact on its consolidated financial statements.

In September 2011, the FASB revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specified that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company expects that the adoption of this standard will not have any significant impact on its consolidated financial statements.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

x) Recent accounting pronouncements — (Continued)

In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specified that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affected all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

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

b) PRC Regulations

The Chinese market in which the Group operates poses certain macro-economic and regulatory risk and uncertainties. These uncertainties extend to the ability of the Group to conduct business in the real estate sector in the PRC. The Company conducts all of its operations in the PRC through VIE, which it consolidates as a result of a series contractual arrangements enacted among Syswin Zhi Di, HK Holding, the VIE and the legal shareholders of the VIE. The Company believes that these contractual arrangements are in compliance with PRC law and are legally enforceable. If the VIE or its legal shareholders fail to perform their obligations under the contractual arrangements or any dispute relating to these contracts remains unresolved, the Company will have to enforce its rights under these contracts through the operations of PRC law and courts. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In particular, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. If the Company had direct ownership of the VIE, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIE and their legal shareholders’ performance of their contractual obligations to exercise effective control. In addition, their Exclusive Technology Consulting and Service Agreements and the Exclusive Call Option Agreements with the VIE have a term of ten years. In general, neither the VIE nor their legal shareholders may terminate the contracts prior to the expiration date.

Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the real estate industry remains highly regulated. Restrictions are currently in place and are unclear with respect to which segments of this industry foreign owned entities, like the Group may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as real estate. Administrative and court proceedings in the PRC may also be protracted, resulting in substantial costs and diversion of resources and management attention.  Consequently, such uncertainties may limit the Company’s ability to enforce its contractual arrangements with the VIE. Although the Company believes the contractual arrangements are in compliance with current PRC regulations, there can be no assurance that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws, rules and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws, rules and regulations. Such uncertainties on the compliance with PRC laws of the contractual arrangements may adversely affect the Company’s ability to consolidate the VIE. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC.

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

3 CERTAIN RISKS — (Continued)

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

The Group has approximately RMB373.3 million in cash and bank deposits with large domestic banks in China, which constitutes about 78% of its total cash and cash equivalent as of December 31, 2011, and the Group has approximately RMB105.7 million (RMB equivalent of US$16.8 million) in cash and bank deposits with a large commercial bank in Hong Kong, which constitutes about 22% of its total cash and cash equivalent as of December 31, 2011. The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

Accounts receivable consist primarily of amounts due from real estate sales agency services and were derived from the Group’s operations in the PRC. Customer A accounted for approximately 35%, 17% and 18%, Customer B accounted for approximately 11%, 16% and 16%, respectively, of the Group’s net revenue for the year ended December 31, 2009, 2010 and 2011. Receivables from Customer A accounted for approximately 12% and 11%, Customer B accounted for approximately 15% and 18%, respectively, of the Group’s accounts receivable as of December 31, 2010 and 2011.

d) Foreign currency risk

The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Cash and cash equivalents of the Group denominated in RMB included aggregate amounts of RMB189.3 million and RMB383.7 million, as of December 31, 2010 and 2011, respectively.

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

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

4                 BUSINESS COMBINATION

(a)          On February 13, 2011, the Group invested RMB23.0 million to acquire 92% equity interest in Shenzhen Xingyan Real Estate Consulting Co., Ltd, a PRC-incorporated company, which was subsequently renamed to Shenzhen Syswin. As the Group obtained unilateral control of Shenzhen Syswin on the acquisition date, it started to consolidate Shenzhen Syswin’s financial statements thereafter. The acquisition of Shenzhen Syswin will allow the Group to expand into Southern China and further develop its business in Southwestern China. The purchase price was determined based on arms’ length negotiations between the Group and the equity holders of Shenzhen Syswin.

The excess of (i) the total of the value of consideration transferred and fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of Shenzhen Syswin was recorded as goodwill. The goodwill acquired resulted primarily from the assembled workforce from the Shenzhen Syswin, and is not expected to be deductible for tax purposes. The Company made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal’s reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

	RMB (in thousand)	Estimated Useful Life at the Acquisition date (in years)

Cash	7,794
Accounts receivable, net	28,347
Other current assets	799
Property and equipment, net	1,295
Other non-current assets	5,084
Identifiable intangible assets (customer relationship)	10,669	4
Deferred tax liability	(2,667)
Liability	(34,658)

Identifiable net assets acquired (a)	16,663

Cash consideration (b)	23,000
Non-controlling interest at fair value (c)	2,000

Goodwill (b+c-a)	8,337

The fair value of non-controlling interest was estimated by applying an income approach. No measurement period adjustment has been recorded.

Of the total cash consideration of RMB 23 million, RMB 16.6 million was paid during 2011, and the remaining balance of RMB 6.4 million is included in the accrued expenses and other current liabilities (Note 10) as of December 31, 2011.

The total amount of goodwill was assigned to the reporting unit of Shenzhen Syswin. Based on the Company’s annual goodwill assessment at September 30, 2011, there was no impairment of goodwill.

Based upon indicators of impairment in the fourth quarter of fiscal 2011, which included a significant decrease in market capitalization and a decline in recent operating results, the Company performed an interim impairment test as of December 31, 2011. Because the acquired business of Shenzhen Syswin has been integrated into the Group, the Company represents the single reporting unit as at December 31, 2011 for goodwill impairment test. The first step test resulted in the determination that the fair value of the Group was less than the carrying value of its net assets, including goodwill. The fair value of the Group is determined based on quoted market prices and a control premium which is based on a detailed analysis considering factors as industry, market, economic, and others that market participants typically take into account when determining the fair value of the entity. As a result of the second step test, the Company estimated the implied fair value of the goodwill compared to carrying amounts and recorded an impairment charge of RMB 8.3 million to fully impair goodwill of RMB 8.3 million. The goodwill charge has been recorded in administrative expenses in the statement of operations.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

4                 BUSINESS COMBINATION — (Continued)

The following summary of unaudited pro forma results of operations of the Group for the years ended December 31, 2010 and 2011 is presented using the assumption that the acquisition was completed as of January 1, 2010. These pro forma results of the Group have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisition occurred as of January 1, 2010, nor is it indicative of future operating results.

	(Pro Forma)
	Years ended December 31,
	2010	2011
	RMB(Unaudited)	RMB(Unaudited)

Pro forma net revenue	686,514	609,170
Pro forma net income	189,572	8,596

(b)         In June 2011, the Group further entered into a share transfer agreement with the other equity holder of Shenzhen Syswin, to acquire remaining 8% equity interest in the branch of Shenzhen Syswin in Chengdu held by the other equity holder for a consideration of approximately RMB 2.56 million. The Group still holds 92% equity interest in other subsidiaries and branches of Shenzhen Syswin after this transaction. As the Group had controlling financial interest before and after the acquisition, such change in ownership interest was accounted for as an equity transaction and no gain or loss shall be recognized. Hence, the difference between the purchase consideration and the carrying amount of the non-controlling interest was recorded in additional paid-in capital of the Group.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

5                 ACCOUNTS RECEIVABLE

The following summarizes the Group’s accounts receivable as of December 31, 2010 and 2011 (in RMB thousands):

	December 31,
	2010	2011

Accounts receivable	283,655	372,528
Less: allowance for doubtful accounts	(2,281)	(6,478)
	281,374	366,050

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2010 and 2011 (in RMB thousands):

	December 31,
	2010	2011

Balance at beginning of the year	(511)	(2,281)
Acquisition of subsidiary	—	(631)
Charged to expenses	(1,770)	(5,847)
Write-off	—	2,281
Balance at end of the year	(2,281)	(6,478)

6                 OTHER RECEIVABLES

Other receivables consisted of the following (in RMB thousands):

	December 31,
	2010	2011

Project deposits (due back to the Group before December 31, 2012)*	5,435	4,065
Deposit receivable	1,324	3,348
Prepaid rental expense	2,367	3,154
Staff advance	1,680	1,291
Prepaid advertising expense	2,351	815
Others	2,720	3,211
	15,877	15,884

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

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

7                 PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following (in RMB thousands):

	December 31,
	2010	2011

Buildings	4,939	4,939
Office equipment, furniture and electronic equipment	15,295	22,883
Motor vehicles	10,214	13,136
Leasehold improvement	23,370	28,807
Construction in progress	12,305	—
	66,123	69,765

Less: accumulated depreciation and amortization	(15,958)	(29,698)

Property and equipment, net	50,165	40,067

For the years ended December 31, 2009, 2010 and 2011, depreciation and amortization expense for property and equipment amounted to RMB5.4 million, RMB10.8 million and RMB14.2 million, respectively.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

8                 INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following (in RMB thousands):

	December 31,
	2010	2011

Softwares (Customer Resource Management system and others)	5,611	21,734
Customer relationship arising from acquisition*	—	10,669

Less: accumulated amortization	(2,104)	(7,977)

Intangible assets, net	3,507	24,426

*                 The customer relationship represents the agency agreements that Shenzhen Syswin has been engaged to provide sales agency service. See note 4(a) for details.

For the years ended December 31, 2009, 2010 and 2011, amortization expense for intangible assets amounted to RMB0.5 million, RMB0.8 million and RMB5.9 million, respectively.

Based on the Group’s intangible assets subject to amortization, the annual estimated amortization expense related to the above intangible assets is as follows (in RMB thousands):

2012	6,500
2013	6,492
2014	6,399
2015	3,454
2016	1,581
Total	24,426

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

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

9                 OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following (in RMB thousands):

	December 31,
	2010	2011

Project deposits (due back to the Group after December 31, 2012)*	19,300	28,250

*                 The Group is occasionally required to provide performance bond, which is an upfront deposit to property developers prior to the commencement of the sales process. These project deposits will be released periodically or upon the completion of the sales, and may be subject to conditions based on predetermined criteria.

10          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in RMB thousands):

	December 31,
	2010	2011

Salary payable	99,976	118,929
Business tax payable	19,113	22,042
Payable for acquisition of Shenzhen Syswin	—	6,375
Sales service fees	1,478	5,584
Other tax levies	2,003	5,194
Other current liabilities	11,686	12,919
	134,256	171,043

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

c) Shares transfer

Qingling would transfer 1% of its equity shares in the Group that it holds to the existing shareholders, if the net profit of the Group for the year ending December 31, 2011 achieves the high end of a defined performance target (the ‘‘high end’’). An additional 1% or 2% equity shares would be transferred to the existing shareholders if the Group exceeds the high end by 7% or 14%. On the other hand, if the Group fails to meet the low end of the performance target (the ‘‘low end’’) for the year ending December 31, 2011, the existing shareholders would be required to transfer up to 13.71% of their shares in the Group that they hold to Qingling. This agreement was entered into by all shareholders in their capacity as shareholders of the Company and such arrangement is not enforceable to the Group. Qingling and the existing shareholders are still in the process of negotiating the resolution of this arrangement.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

12          OTHER OPERATING INCOME, NET

Other operating income / (expenses) consisted of the following (in RMB thousands):

	Years Ended December 31,
	2009	2010	2011

Government grants*	1,610	3,994	3,055
Loss on disposals of property and equipment	—	(655)	(330)
Amortization of deferred revenue	—	304	913
Others	(130)	19	623
	1,480	3,662	4,261

* The government grants were previously recorded in other income in the consolidated financial statements of 2009 and 2010, and the Company revised the previous presentation and reclassified them to other operating income as a result of change of accounting policy.

13          OTHER (EXPENSES) / INCOME, NET

Other (expenses) / income consisted of the following (in RMB thousands):

	Years Ended December 31,
	2009	2010	2011

Refund from depositary in connection with the establishment and maintenance of the ADR program	—	—	4,418
Penalty	(174)	(213)	(1,262)
Others	(21)	(254)	(559)
	(195)	(467)	2,597

14          SEGMENT INFORMATION

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

	Years ended December 31,
	2009	2010	2011

Real estate sales agency services	420,074	608,705	561,546
Real estate consultancy services	12,662	20,317	33,073
	432,736	629,022	594,619

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

15   INCOME TAXES

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

The CIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the CIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Group will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

15   INCOME TAXES — (Continued)

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Rules. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong is subject to withholding tax at a rate of no more than 5% after obtaining the approval of local tax authority (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company’s FIE’ operations in China is invested and held by Hong Kong registered entities. Based on the subsequently issued interpretation of the EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. Since the Company intends to reinvest earnings to further expand its businesses, its PRC subsidiary does not intend to declare dividends to their immediate foreign holding companies in foreseeable future. Accordingly, the Company did not record any withholding tax on the retained earnings of its FIE in China for the period from July 13, 2010 (date of inception) to December 31, 2011.

	Years ended December 31,
	2009	2010	2011
Income tax provision (in RMB thousands):
Current	60,065	87,701	37,099
Deferred	(6,097)	(13,613)	(19,450)
Total	53,968	74,088	17,649

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

15   INCOME TAXES — (Continued)

The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets that gave rise to deferred tax assets as of December 31, 2010 and 2011 (in RMB thousands):

	December 31,
	2010	2011
Current
Deferred tax assets:
Accrued expense and payroll*	24,230	31,793
Allowance for doubtful accounts	570	2,032
Total deferred tax assets	24,800	33,825
Less: valuation allowance	(570)	(2,032)
	24,230	31,793
Non-current
Deferred tax assets:
Net operating loss carry forwards	2,346	18,509
Deferred revenue from lease of a portion of Syswin building (see Note 21(a))	608	380
Total deferred tax assets	2,954	18,889
Less: valuation allowance	—	—
	2,954	18,889

Deferred tax liabilities:
Customer relationship acquired from business acquisitions (Note 4(a))	—	2,065
Total deferred tax liabilities	—	2,065

*Salary payable constitutes a significant portion of accrued expense and payroll, which is not deductible at December 31, 2011, but will be deducted when it is settled in year 2012.

 The Group evaluates a variety of factors in determining the amount of valuation allowance, including the Group’s limited operating history, accumulated deficit, existence of taxable temporary differences and expected reversal periods.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

15   INCOME TAXES — (Continued)

The following table sets forth the movements of the valuation allowance for net deferred tax assets for the periods presented:

	December 31,
	2009	2010	2011

Balance at beginning of the year	(1,082)	(128)	(570)
Write-back/ (provision) for the year	954	(442)	(1,462)
Balance at end of the year	(128)	(570)	(2,032)

The Group had total net operating loss carried forward as of December 31, 2009, 2010 and 2011 amounted to RMB12.1 million, RMB9.4 million and RMB74.0 million, respectively, which will expire during the period from 2012 to 2016.

A reconciliation of income tax of the statutory income tax rate to the Group’s effective tax rate is as follows:

	Years ended December 31,
	2009	2010	2011

Statutory income tax rates	25.0%	25.0%	25.0%
Expense not deductible for tax purposes	0.3%	1.1%	45.9%
Including:
1) Loss arising from forgiving of the receivable from Chuang Xin, an entity disposed by the Group in 2010*	—	—	14.6%
2) Goodwill impairment loss	—	—	8.4%
3) Excess entertainment expense	0.3%	0.7%	8.9%
4) Allowance for doubtful accounts	—	0.1%	5.9%
5) Others	—	0.3%	8.1%
Utilisation of previously unrecognised tax losses	(0.6)%	—	—
Effective tax rate	24.7%	26.1%	70.9%

* This is the loss arising from forgiving of the receivable from Chuang Xin, an entity disposed by the Group in 2010 (Note 19). After continued communication with local tax authority in 2011, the Company believes that it is more likely than not that such loss will be non-deductible.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

16   NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per ordinary share for the years ended December 31, 2009, 2010 and 2011, respectively (in RMB thousands, except shares per share data):

	Years ended December 31,
	2009	2010	2011

Numerator:
Income from continuing operations, before non-controlling interest	164,456	209,640	7,255
Add: Net loss attributable to non-controlling interest	—	—	250
Income from continuing operations attributable to SYSWIN Inc.’s ordinary shareholders	164,456	209,640	7,505
Loss from discontinued operations, net	(12,039)	(20,054)	—
Net income attributable to SYSWIN Inc.’s ordinary shareholders	152,417	189,586	7,505
Denominator for basic and diluted net income per share (weighted average number of ordinary shares outstanding)	154,875,000	158,872,808	193,275,000
Per share data:
Basic and diluted income from continuing operations attributable to SYSWIN Inc.’s ordinary shareholders	1.06	1.32	0.04
Basic and diluted loss from discontinued operations attributable to SYSWIN Inc.’s ordinary shareholders	(0.08)	(0.13)	—
Basic and diluted net income attributable to SYSWIN Inc.’s ordinary shareholders	0.98	1.19	0.04

* The Company does not have potentially dilutive securities for all the periods presented.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

17   DIVIDENDS

On August 25, 2010, the board of directors of the Company approved the plan to distribute dividend of RMB270 million from its retained earnings ended June 30, 2010 to its shareholders. RMB257.8 million have been paid to the shareholders before December 31, 2011.

	Years ended December 31,
	2009	2010	2011

Cash dividends per share*	—	1.74	—

*Dividend declared divided by number of shares outstanding of 154,875,000.

18   EMPLOYEE BENEFIT PLANS

The Group participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the companies to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The PRC government is directly responsible for the payments of the benefits to these employees.

The total contributions for such employee benefits were approximately RMB7.4 million, RMB12.6 million and RMB28.2 million for the years ended December 31, 2009, 2010 and 2011, respectively.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

19   DISPOSAL AND DISCONTINUED OPERATIONS

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

19          DISPOSAL AND DISCONTINUED OPERATIONS — (Continued)

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

** To reflect the deferred tax assets generated from net operating losses in the period available to offset future taxable income, and tax impact from disposal of investment in Chuang Xin. The Company believed that it was more likely than not that the loss from disposal of investment in Chuang Xin will be realized in the future as of December 31, 2010.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

20          COMMITMENTS AND CONTINGENCIES

a)              Operating lease commitments

The Group has operating lease agreements principally for its administrative use.  These leases expire by 2016 and are renewable upon negotiation.

Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were RMB8.0 million, RMB10.3 million and RMB23.7 million, respectively.

Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2011 are as follows (in RMB thousands):

2012	14,488
2013	10,670
2014	4,597
2015	791
2016	138
Thereafter	—
Total	30,684

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

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

21          RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Related party	Relationship with the Group

Beijing Syswin International Real Estate Consulting Group Company Limited (“Syswin International”)	Company beneficially owned by Mr. Chen
Beijing Yang Guang Si Ji Decoration Company Limited (“Yang Guang Si Ji”)	Company beneficially owned by Mr. Chen
Beijing Syswin Zhi Di System Integration Technology Company Limited (“Zhi Di System”)	Company beneficially owned by Mr. Chen
Beijing Syswin International Property Management Company Limited (“Syswin Property Management”)	Company beneficially owned by Mr. Chen
Beijing Cheng Zhi Shu Guang Real Estate Development Company Limited (“Cheng Zhi Shu Guang “)	Company beneficially owned by Mr. Chen
Beijing Syswin Zhi Di Investment Company Limited (“Zhi Di Investment”)	Company beneficially owned by Mr. Chen
Beijing Syswin Chuang Xin Real Estate Brokerage Company Limited (“Chuang Xin”)	Company beneficially owned by Mr. Chen
Beijing Syswin Zhi Di Real Estate Management Company Limited (“Zhi Di Management”)	Company beneficially owned by Mr. Chen
Chen Liangsheng	Equity owner of the VIE
Qingling Company Limited (Subsidiary of CDH China Fund III, L.P.)	Equity owner of the VIE
Tao Hongbing	Equity owner of the VIE
China Rebro Limited (Subsidiary of CDH China Fund III, L.P.)	Shareholder of the Company
Brilliant Strategy Limited (a holding company wholly owned by Mr.Chen)	Shareholder of the Company

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

21          RELATED PARTY TRANSACTIONS — (Continued)

(a)          Related party transactions and balances

The Group entered into certain interest-free arrangement with Chuang Xin. The amount due from it represents non-interest advances with no repayment date. The following list the activities during 2011:

Funds advanced to related parties:

2011

	January 1, 2011	2011		December 31, 2011

Chuang Xin	—	1,174	(1,174)	—

For the years ended December 31, 2009, 2010 and 2011, the transactions with related parties consisted of the following (in RMB thousands):

	Year Ended December 31,
	2009	2010	2011
Purchase of services

Lease of a portion of Syswin building from Zhi Di Management i)	—	2,498	7,263
Property management from Syswin Property Management ii)	1,229	1,431	1,156
Decoration provided from Yang Guang Si Ji iii)	4,821	1,134	923
Commission paid to Chuang Xin iv)	—	475	225
Use of software provided from Zhi Di System	160	13	—
Total	6,210	5,551	9,567

Sales of service

Real estate consultancy services to Cheng Zhi Shu Guang	—	95	—

i)      Rental expenses under the Syswin building lease agreement.

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

Upon the consummation of the disposal, the Group entered into a lease agreement with Zhi Di Management to lease a portion of Syswin building on August 27, 2010. Pursuant to the lease agreement, the Group leases a portion of Syswin building for 3 years with annual rental fee of RMB7.5 million.  In February 2011, the lease agreement was revised for which the annual rental fee was reduced to RMB6.9 million for the rest of lease period. In May 2011, the Group prepaid all the remaining balance of the rental in the above lease agreement in the amount of RMB 17.3 million. The Group amortizes this balance through the remaining lease term. In September and December 2011, the Group leased additional office spaces in Syswin building for an aggregated annual rental fee of RMB1.3 million for two years.

The Group did a research for the similar office buildings in the area and believes the rental fee reflects current market rate.

Above leases are accounted for as operating lease with the rental expenses recorded during the lease term. As of December 31, 2011, the outstanding balance of this prepayment amounted to RMB 13.3 million, of which RMB 8.0 million is classified as current asset, and RMB 5.3 million is classified as non-current asset.

ii)              Property management and cleaning services for office spaces and mock-up rooms

iii)           Decoration services, including interior decoration services for the office spaces and mock-up rooms used for sales projects

iv)          In September 2010, the Group and Chuang Xin made series of agreements, pursuant to which Chuang Xin would introduce property buyers to the Group and the Group would pay Chuang Xin commissions on the basis of the transaction value that these buyers consummate the purchase with the developers. The commission rate is negotiated between the Group and Chuang Xin on a project-by-project basis and benchmarked to similar corporation arrangements between the Group and other real estate agents.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

21          RELATED PARTY TRANSACTIONS — (Continued)

(a)          Related party transactions and balances — (Continued)

In October 2010, the Group entered into a non-exclusive licensing agreement with Mr. Chen under which the Group could have a non-exclusive license to use those trademarks permanently and free of any fees.

Balances with related parties consisted of the following (in RMB thousands):

	December 31,
	2010	2011

Prepaid rental expense:
Zhi Di Management	625	13,280

Other payable:
Chuang Xin	475	—

In addition to above, Syswin International owned by Mr. Chen is one of the three joint developers for Xiang Xi Mei Di Guo'ao project.  In June 2011, in an effort to secure a sales agency agreement for this project, the Group paid RMB 5.7 million to improve the green environment of the land where the project is located in advance of the signing of a sales agency agreement.  This expense was charged to the statement of operations as incurred in the year ended December 31, 2011. Subsequent to December 31, 2011, the project was suspended.

On March 30, 2012, Syswin International paid a deposit of RMB5.7 million to the Group. If no sales agency agreement is ultimately entered into, the deposit will be forfeited and will not be refundable to Syswin International. As of April 5, 2012, the Group has not entered into any sales agency agreement for this project.

b)              Disposal of subsidiaries

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

Chuang Xin

In an effort to concentrate on the sales agency services, in August 2010, the Group entered into an equity transfer agreement with Syswin International and Zhi Di Investment, both of which are owned by Mr. Chen to transfer its equity interest in Chuang Xin (see Note 19 for details)

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

22          RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to annually appropriate 10% of net after-tax income to the general reserve fund or statutory surplus fund (see Note 2 (s)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability, which restricted portion amounted to approximately RMB257.9 million and RMB261.7 million as of December 31, 2010 and 2011, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2011. Therefore the separate condensed financial statements of the Company should be presented with the Company’s investments in its subsidiary under the equity method of accounting (Please see Note 24 for details).

23          SUBSEQUENT EVENTS

The following subsequent events have occurred since December 31, 2011.

New York Stock Exchange Continued Listing Standards

On January 18, 2012, the New York Stock Exchange has notified the Company that the Company has fallen below the New York Stock Exchange’s continued listing standard that requires a minimum average closing price of $1.00 per share over 30 consecutive trading days. In accordance with applicable rules, the Company has six months from the date of its receipt of the New York Stock Exchange notice to regain compliance with the minimum share price rule. The Company has notified the New York Stock Exchange its intention to cure this deficiency within the prescribed timeframe.

Senior Management’s Stock Repurchase Plan

In March 2012, the Board approved the adoption by Mr. Chen of an ADS repurchase program. Under such ADS repurchase program, Mr. Chen, through Brilliant Strategy Limited, may repurchase up to US$2.0 million of the Company’s ADSs on the open market from time to time, at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a Rule 10b5-1 plan or otherwise. The timing and extent of any purchases depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law. As of March 31, 2012, Brilliant Strategy Limited purchased 218,896 shares represented by 54,724 of the Company’s ADSs.

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

24   Additional information — Condensed Financial Statements

The separate condensed financial statements of SYSWIN Inc. (the “Company”) as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 12-04.

The restricted net assets of the Company’s PRC subsidiary and VIE were RMB261.7 million as of December 31, 2011.

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

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial information of Parent Company

Balance sheets

(in thousands, except shares and par value)

	December 31,
	2010 RMB	2011 RMB	2011 US$
			(Note 2(c))

ASSETS
Current assets:
Cash and cash equivalents	365	571	91
Receivables due from HK Holding	403,297	402,559	63,960
Other receivables	423	—	—
Total current assets	404,085	403,130	64,051

Non-current assets:
Investment in subsidiaries	399,708	406,043	64,514
Total assets	803,793	809,173	128,565

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other current liabilities	992	1,127	179
Total current liabilities	992	1,127	179

Total liabilities	992	1,127	179

Shareholders’ equity:
Preferred shares (US$0.0000008 par value, 2,500,000,000 shares authorized; no shares issued and outstanding)	—	—	—
Ordinary shares (US$0.0000008 par value, 60,000,000,000 shares authorized as of December 31, 2010 and 2011; 193,275,000 shares issued and outstanding as of December 31, 2010 and 2011)	1	1	—
Additional paid-in capital	625,837	623,577	99,077
Retained earnings	176,963	184,468	29,309

Total shareholders’ equity	802,801	808,046	128,386

Total liabilities and shareholders’ equity	803,793	809,173	128,565

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial information of Parent Company

Statements of operations

 (in thousands)

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 2(c))

Net revenue	—	—	—	—

Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Administrative expenses	—	(570)	(5,395)	(858)

Loss from operations	—	(570)	(5,395)	(858)
Equity in profit of subsidiary companies, net	152,417	188,321	8,595	1,366
Interest income	—	2	—	—
Foreign currency exchange gain/(loss)	—	1,833	(113)	(18)
Other income, net	—	—	4,418	702

Income from operations before income tax	152,417	189,586	7,505	1,192
Income tax	—	—	—	—

Net income	152,417	189,586	7,505	1,192

SYSWIN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial information of Parent Company

Statements of cash flows

 (in thousands)

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 2(c))

Net cash provided by (used in) operating activities	—	1,375	461	74

Cash flows from investing activities:
Funds advanced to HK Holding	—	(410,936)	—	—
Net cash provided by (used in) investing activities	—	(410,936)	—	—

Cash flows from financing activities:
Capital injected by a shareholder	—	2,057	—	—
Issuance cost paid	—	—	(993)	(158)
Funds advanced from HK Holding and VIE	—	7,104	738	117
Issuance of ordinary shares to public, net of issuance cost	—	400,764	—	—
Net cash provided by (used in) financing activities	—	409,925	(255)	(41)

Net increase in cash and cash equivalents	—	364	206	33
Cash and cash equivalents at the beginning of the year	1	1	365	58
Cash and cash equivalents at the end of the year	1	365	571	91